Form 10-K, Exhibit 13
period 1996-09-30
MAVERICK TUBE CORPORATION
filed 1996-12-12
CIK 869087

Exhibt 13

MARKET FOR THE COMPANY'S COMMON EQUITY AND RELATED STOCKHOLDER  MATTERS

Principal Market

The Company's Common Stock, par value $.01 per share, is traded on the NASDAQ/National Market System under the symbol "MAVK."

Stock Price and Dividend Information

The high and low closing sales prices on the NASDAQ/National Market System of the Company's Common Stock during the first, second, third and fourth quarters of fiscal 1996 and fiscal 1995, respectively, were as follows:

                                              Fiscal 1996              Fiscal 1995
         Quarter                              High     Low             High       Low

         First                               8 1/8    6 1/8           10 3/4     7 3/4
         Second                             12 1/4    7 3/8            9 3/8     7 1/4
         Third                              13 1/2   11 1/8           10 3/8     7 5/8
         Fourth                             14 5/8   10 1/2            8 5/8     7 1/8

The Company has not declared or paid cash dividends on its Common Stock since its incorporation. The Company currently intends to retain earnings to finance the growth and development of its business and does not anticipated paying cash dividends in the near future. Any payment of cash dividends in the future will depend upon the financial condition, capital requirements and earnings of the Company as well as other factors the Board of Directors may deem relevant. The Company's loan agreement with commercial lenders restricts the Company's ability to pay dividends to its stockholders.

Approximate Number of Holders of Common Stock

There were 125 holders of record of the Company's Common Stock as of September 30, 1996.



                        Historical Financial Information

The selected financial data presented below have been derived from the Company's consolidated financial statements. The financial statements of September 30, 1996 and 1995, and for each of the years in the three-year period ended September 30, 1996 have been audited by Ernst & Young LLP, independent auditors, and their report thereon is included elsewhere herein. The selected data should be read in conjunction with the Company's consolidated financial statements and the notes thereto appearing elsewhere in this report.

                                                              Year Ended September 30,
                                     1996 (1)(2)       1995(1)         1994             1993              1992
                                                     (in thousands, except share data)

Statement of Operations Data:
Net sales                            $204,182       $167,896         $124,843          $133,729        $98,941
Cost of goods sold                    182,042        159,865          117,833           121,596         92,342
Gross profit                           22,140          8,031            7,010            12,133          6,599
Selling, general and administrative    10,198          7,728            4,896             6,059          4,783
Structural start-up costs                  --            245              392                --             --
Relocation and restructuring costs         --             --               --               744          5,074

Income (loss) from operations          11,942             58            1,722             5,330         (3,258)
Interest (expense)                     (2,522)        (3,164)          (1,125)             (861)          (749)
Other income                               --            772               --                --             --

Income (loss) before income taxes       9,420         (2,334)             597             4,469         (4,007)
Provision (credit) for income taxes     1,882             --              168               894         (1,302)

Net income (loss)                      $7,538        ($2,334)            $429            $3,575         (2,705)

Net income (loss) per common and
   common equivalent share              $1.01         ($0.31)            $.07              $.58          ($.47)

Weighted average common and
   common equivalent
   shares outstanding               7,500,406      7,460,137        6,422,411         6,177,997      5,711,055

Other Data:
Depreciation and amortization           5,201          4,691            3,395             3,055          2,970
Capital expenditures                    5,497          5,592           20,759            11,730          6,457

Balance Sheet Data:
(End of period)
Working capital                        32,652         30,272           23,111            20,960         22,397
Total assets                          125,556        106,494           99,434            78,124         71,494
Revolving credit facility              13,250         15,000            4,000             5,000             --
Current maturities of long-term
   debt                                 1,843          2,795            1,880             1,216          1,508
Long-term debt (less
   current maturities)                 11,901         18,045           19,640            11,670         13,506
Stockholders' equity                   57,247         49,503           51,837            42,693         39,118

(1) Includes the results of operation of the Company's structural tube facility which began operations in October, 1994.
(2) Includes the one-time effect of the change in accounting practice which resulted in a reduction in net sales, gross profit, net income and net income per common and common equivalent share of $8,700,000, $1,000,000, $839,000 and $0.11, respectively.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The Company's products consist of ERW Oil Country Tubular Goods (OCTG) and line pipe which are sold primarily to distributors who supply end users in the energy industry, and structural tubing and standard pipe which are sold primarily to distributors who supply end users in construction, transportation, agriculture and other industrial uses. Demand for the Company's energy related products depends primarily upon the number of oil and natural gas wells being drilled in the United States and Canada, the depth and drilling conditions of these wells and the number of well completions, which are in turn primarily dependent on oil and natural gas prices. Domestic consumption of OCTG is supplied by domestic and foreign pipe producers and draw downs of existing inventories held by distributors and end users. Demand for the Company's industrial related products depends on the general level of economic activity in the United States and draw downs of existing inventories.

According to published reports domestic drilling, the primary demand for the Company's OCTG products, increased in fiscal 1996 by 2.8% from fiscal 1995. This increase in drilling resulted from a 13.7% increase in gas related drilling which was partially offset by an 8.5% decrease in oil related drilling. Energy prices improved by year end with oil up 11.2% and gas up 55.2%. The increase in gas prices positively affected gas drilling. However, the weakness of oil prices early in the year and continued concerns over increased Iraqi oil production caused oil related drilling to decline. At the end of the fiscal year, total domestic drilling was at 822 rigs, up 8.9% from year ago levels. The consumption of OCTG rose faster than the drilling rates. Management estimates that consumption has increased by 11.1% due to several factors including the change in mix toward more gas wells which are slightly more pipe intensive, increased rig efficiency and higher completion rates. Published information suggests that demand for line pipe was down by an estimated 2%.

The Company and other domestic producers of OCTG saw reduced competition from imports and inventory draw downs during fiscal 1996. Import penetration declined from 15.5% in 1995 to 11.1% in 1996 primarily due to the imposition of duties resulting from trade cases successfully brought by the Company and other producers and a strong international demand for OCTG. Industry inventory build also positively impacted demand, as increases in inventories created 4.6% additional demand as opposed to satisfying 2% of the demand in fiscal 1995. Inventories remain at low levels in relation to current consumption rates.

As a result of increased drilling activity, decreased competition from imports and inventories and increased consumption per rig, management estimates that total domestic shipments of OCTG during fiscal 1996 rose by 30.1% as compared to fiscal 1995. Maverick's shipments of OCTG were up 23.5%. This was primarily due to the impact of a one-time adjustment which resulted from implementing a change in the Company's policy for recording revenue. See Note 1 of the Notes to the Consolidated Financial Statements as of September 30, 1996. Management estimates that Maverick's market share remained relatively consistent from fiscal 1995 to 1996.

Management estimates that the demand for the Company's structural tube (commonly referred to as hollow structural sections or HSS) products increased by 3.4% in fiscal 1996 and total domestic producer shipments rose by 13.5%. According to published reports, the standard pipe market demand decreased by an estimated 6.0% and total domestic producer shipments rose by an estimated 1.3%.

Pricing of the Company's products was mixed during the year. Pricing of OCTG, due to increasing demand for higher value-added products, rose by approximately 1%. Line, standard and structural pipe product pricing fell by 4.7%, 5.6% and 9.1%, respectively. These prices decreased primarily due to the lower steel costs experienced during fiscal 1996. Steel costs had fallen late last year by $60 per ton, but had begun to rise in March through July for a net decrease during the year of approximately $30 per ton.

As mentioned above, the replacement cost of steel had dropped during the year. The Company's average steel cost of goods sold for energy products decreased $31 per ton or 8.6% and $50 per ton or 13.9% for industrial products from the previous year. The lower costs were attributable to decreased inventory costs at the beginning of the year and further lower purchase costs during the first six months of the year. Replacement cost of steel increased by $30 per ton during the last six months of the year. Based on year end inventory values and recently announced increases effective January 1, 1997, the Company estimates steel costs will rise by $24 per ton or 8% during 1997. Four manufacturers of flat rolled steel have announced 6.5 million tons of capacity additions scheduled for start-up in fiscal 1997. The Company anticipates that these additions could have the effect of lowering the Company's purchase price of hot rolled steel during fiscal 1997.

In general, uncertainty continues to exist as to future levels and volatility of oil and gas price expectations and their effect on drilling levels and demand for the Company's energy related products. Uncertainty also exists as to the future impact on the Company of industry wide draw downs of OCTG inventories as well as future import levels. Uncertainty exists as to the future demand levels for HSS and other industrial related products. Finally, uncertainty exists as to the price level of hot rolled steel, the Company's principal raw material.

RESULTS OF OPERATIONS The following table sets forth, for the periods presented, certain information relating to the operations of the Company expressed as a percentage of net sales:

                                            Year Ended September 30,
                                    1996             1995              1994
Net sales                           100.0%           100.0%            100.0%

Cost of goods sold                   89.2             95.2              94.4
                                     ----------------------------------------

Gross profit                         10.8              4.8               5.6

Selling, general and
   administrative                     5.0              4.6               3.9

Structural start-up costs              --               .2                .3
                                    ------------------------------------------

Income from operations                5.8               --               1.4

Other income                           --               .5                --

Interest expense, net                 1.2              1.9                .9
                                    ------------------------------------------

Income (loss) before
   income taxes                       4.6             (1.4)               .5

Provision for income taxes             .9               --                .2
                                    ------------------------------------------

Net income (loss)                     3.7             (1.4)               .3
                                    ==========================================




Fiscal Year Ended September 30, 1996 compared to Fiscal Year Ended September 30, 1995

In fiscal 1996, net sales increased $36.3 million or 21.6% from the preceding fiscal year. Energy products sales increased $19.3 million or 15.1%, while industrial products sales increased $17.0 million or 42.8%. These results were attributable primarily to an increase of 24.9% in total product shipments, from 276,376 tons in fiscal 1995 to 345,232 tons in fiscal 1996. OCTG product shipments increased 38,074 tons or 23.4%. During fiscal 1996 an increase in consumption of OCTG resulted from the average rig count rising by 67. The increased rig count was only one of many positive factors which caused the increase in Maverick's OCTG product shipments and total sales. In addition, decreased import activity and a build in existing inventories held by distributors also positively affected shipments of OCTG. Also export sales, primarily to Canada, increased by 10% from 20,000 tons in fiscal 1995 to 22,000 tons in fiscal 1996 as Canadian drilling rose by 14.2%. Line pipe shipments decreased by 27.4% due to lack of capacity at Maverick and limited steel availability. Industrial products shipments increased 58% from 72,600 tons in fiscal 1995 to 114,728 tons in fiscal 1996 as the Company continues to gain a foothold in the market. Total sales and total shipments were further positively impacted by Maverick's strengthening position in the industrial products market. Average selling prices decreased during fiscal 1996 by 2.7% (from an average of $607 to $591 per ton). This reduction offset some of the volume-driven increase in total sales. The average selling price for energy was $640, an increase of $11 per ton. The increase was principally due to improved sales of higher value-added products. The average selling price of industrial products was $494, a decrease of $52 per ton. The decrease in the average industrial products selling price was due to corresponding reduced steel costs during the fiscal year.

Cost of goods sold increased $22.2 million or 13.9% in fiscal 1996 as compared to fiscal 1995. Energy cost of goods sold increased $7.8 million or 6.4%, and industrial products cost of goods sold increased $14.4 million or 37.8%. The increase in cost of goods sold was due primarily to the increased level of shipments offset by an approximate 10% decrease in steel cost of goods sold compared to fiscal 1995.

Gross profit increased $14.1 million or 175.7% in fiscal 1996 as compared to fiscal 1995. Gross profit for energy increased approximately $11.5 million or 203.5%, while industrial products gross profit increased $2.6 million or 210.1%. Gross profit as a percentage of net sales was 10.8% for fiscal 1996 as compared to 4.8% for fiscal 1995. Energy gross profit percentage was 11.6% and industrial products gross profit margin was 8.9%. The improved gross profit percentages were mainly attributable to lower steel costs during fiscal 1996.

Selling, general and administrative expenses increased $2.5 million, or 32.0% from fiscal 1995 to fiscal 1996. These expenses increased principally as a result of increased employee incentive compensation, salary increases, increased selling expenses related to higher sales volumes and the increase in sales commissions on industrial products. Selling, general and administrative expenses as a percentage of net sales increased from 4.6% in 1995 to 5% in fiscal 1996.

Interest expense decreased $642,000 or 20.3%, in fiscal 1996 as compared to fiscal 1995 as a result of decreased borrowings. The decreased borrowings were principally the result of the net income and cash flow generated during 1996.

The provision for income taxes increased $1,882,000 in fiscal 1996 as compared to fiscal 1995 as a result of the Company generating income before income taxes in fiscal 1996, as compared to a loss before income taxes in fiscal 1995. The Company continues to maintain a conservative valuation allowance of $1.1 million on a gross tax asset of $6 million. As permitted under the provisions of Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes," realization of the Company's deferred tax assets was dependent on utilizing tax planning strategies or generating sufficient taxable income prior to expiration of the net operating loss carryforwards. Management evaluates, on a continuing basis, the realizability of the deferred tax assets and the need for an offsetting valuation allowance.

At September 30, 1996, the Company had available net operating loss carryforwards of $6.4 million which it may use to offset future taxable income, of which $2.9 million is available in 1997. In addition, at September 30, 1996, the Company had alternative minimum tax credit carryforwards of $2.0 million available for income tax purposes. See Note 7 of the Notes to the Consolidated Financial Statements as of September 30, 1996.

As a result of the foregoing factors, net income increased $9.9 million from a net loss of $2.3 million or $0.31 per share in fiscal 1995 to net income of $7.5 million or $1.01 per share in fiscal 1996.

Fiscal Year Ended September 30, 1995 compared to Fiscal Year Ended September 30, 1994

In fiscal 1995, net sales increased $43.1 million or 34.5% from the preceding fiscal year. The increase in total sales and total shipments was due primarily to Maverick's entry into the HSS market in October 1994. Energy products sales increased $3.4 million or 2.7%. Industrial products sales were $39.7 million. This increase was attributable primarily to an increase of 28.8% in total product shipments, from 214,652 tons in fiscal 1994 to 276,376 tons in fiscal 1995. OCTG product shipments increased 6,999 tons or 4.3%. The increase in sales of OCTG resulted from an increased market share for the Company, decreased competition from imports resulting primarily from the trade cases and reduced inventory draw-downs. These positive market factors were offset by reduced domestic consumption as the average rig count fell by 46 rigs during the year. Export sales, primarily to Canada, decreased 28.6% from 28,000 tons in fiscal 1994 to 20,000 tons in fiscal 1995 as Canadian drilling fell by 11%. Line pipe shipments decreased 9,374 tons or 18.4% due to reduced demand resulting from drilling reductions. Industrial products shipments which consist of HSS and standard pipe (which increased 10,696 tons or 125.8% from fiscal 1994 to fiscal
1995) accounted for 72,600 tons in fiscal 1995. The average selling price for energy products was $629, up 8% as compared to the previous fiscal year, while the average selling price of industrial products was $546. The increase in the average energy selling price was principally due to improved mix and higher demand for domestic products.

Cost of goods sold increased $42.0 million or 35.7% in fiscal 1995 as compared to fiscal 1994. Energy cost of goods sold increased $3.5 million or 3.0%, and industrial products cost of goods sold was $38.5 million. The increase in energy cost of goods sold was due primarily to the increased level of shipments and an approximate 5% increase in delivered steel costs compared to fiscal 1994.

Gross profit increased $1.0 million or 14.6%, in fiscal 1995 as compared to fiscal 1994. Gross profit for energy products decreased approximately $100,000 or 1.5%, while industrial products contributed $1.1 million. Gross profit percentage was 4.8% for fiscal 1995 as compared to 5.6% for fiscal 1994. Energy gross profit percentage was 5.4% and industrial products gross profit margin percentage was 2.8%. Gross profit percentage for industrial products was negatively impacted by a $1.2 million charge to earnings for write-downs of inventory resulting from a reduction in the replacement costs of flat rolled steel which occurred in the fourth quarter. Excluding this charge to earnings, industrial products gross profit margin percentage would have been 5.9%

Selling, general and administrative expenses increased by $2.8 million or 57.8%, from fiscal 1994 to fiscal 1995. Industrial products incremental selling, general and administrative costs accounted for $1.9 million or 68.0% of the increase. Selling, general and administrative expenses as a percentage of net sales increased from 3.9% in fiscal 1994 to 4.6% in fiscal 1995.

Operating income for fiscal 1995 was also negatively impacted by the effect of additional start-up costs at the structural tube facility of $245,000 recorded in the first fiscal quarter which were comprised primarily of salary and related costs for the structural production and sales force. The facility began production in late October 1994.

Interest expense increased $2.0 million or 181.2%, in fiscal 1995 as compared to fiscal 1994 as a result of increased borrowings and increased interest rates. The increased borrowings were principally the results of increased industrial products inventory levels throughout the year that were financed through the Company's Revolving Credit Facility. The increase in other borrowings was primarily to finance the construction of the structural tube facility and accounted for $1.5 million of the increased interest expense incurred during fiscal 1995.

Other income was $772,000 in fiscal 1995 as a result of $1,000,000 of insurance proceeds which were received during the quarter ended June 30, 1995. Approximately $800,000 of these proceeds were for losses experienced in prior fiscal years and this amount has been recorded in other income. The remaining $200,000 of such recovery has been recorded as a reduction in cost of goods sold.

Although the Company incurred a $2.3 million pre-tax loss, no credit provision for income taxes was recorded in fiscal 1995. The Company maintained a conservative valuation allowance of $2.7 million on a gross tax asset of $7.2 million and elected not to value any further future taxable income. As permitted under the provisions of Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes," realization of a portion of the Company's deferred tax asset was based on expected future taxable income. The level of estimated future taxable income was based on historical levels of income generated from ordinary and recurring operations

As a result of the foregoing factors, net income decreased from $429,000 in fiscal 1994 to a net loss of $2.3 million in fiscal 1995 or $0.31 net loss per share. This net loss included $245,000 in start-up costs, a $1.2 million charge to earnings for write-downs of industrial products inventory, and $800,000 of insurance proceeds related to inventory losses. Excluding these unusual items, the net loss would have been $1.7 million.

LIQUIDITY AND CAPITAL RESOURCESWorking capital at September 30, 1996 was $32.7 million and the ratio of current assets to current liabilities was 1.8 to 1 as compared to September 30, 1995 when working capital was $30.3 and the current ratio was 2.3 to 1. The increase in working capital was principally due to a $2 million increase in the deferred income tax asset and a $17.4 million increase in inventory, (which includes approximately $7.2 million in customer-obligated inventory) which was partially offset by a $5.6 million increase in accounts payable, a $3.7 million increase in accrued expenses and a $8.2 million increase in deferred revenue. The increase in the current deferred income tax asset is due to the expectation that the net operating loss carryforwards and a portion of the alternative minimum tax credit carryforwards will be utilized in fiscal 1997. The increase in accounts payable and accrued expenses is due to the increased volume of business and the accrual of incentive compensation. The increase in deferred revenue is due to the aforementioned change in accounting practice. The increase in inventory is partially due to this change in accounting practice and also to the increased volume of energy business. Cash provided by operating activities for fiscal 1996 was $14.2 million. The primary source of cash was net income, exclusive of the impact of non-cash items (primarily depreciation and amortization), of $13.7 million.

During fiscal 1995 and 1994, net cash provided (used) by operations was ($6.3) million and $2.5 million, respectively. In fiscal 1995, the Revolving Credit Facility was used to fund operations and capital expenditures. In fiscal 1994, the net cash provided by operations was primarily used to fund capital expenditures.

Cash used in investing activities in fiscal 1996, 1995 and 1994 was $5.5 million, $5.6 million and $20.9 million, respectively. This use was primarily for purchases of property, plant, and equipment of $5.5 million, $5.6 million (of which $3.9 million was spent on the structural tube facility) and $20.8 million during fiscal 1996, 1995 and 1994, respectively.

During fiscal 1996, 1995 and 1994, cash provided (used) by financing activities was ($8.6), $11.5 and $15.2 million. Cash used by financing activities in fiscal 1996 is primarily attributable to the pay-off of the $5.5 million term note, the proceeds of which were used to finance the structural tube facility, a $1.8 million net decrease in the Company's Revolving Credit Facility and other regularly scheduled term debt payments. The cash provided by financing activities in fiscal 1995 was primarily attributed to an $11 million net increase in the Company's Revolving Credit Facility. The cash provided by financing activities in fiscal 1994 was primarily attributable to $8.7 million in net proceeds received from the sale of 1.3 million shares of common stock and the $6.5 million increase in borrowings under two new financing arrangements incurred primarily in connection with the new structural tube facility.

The Company's capital budget for fiscal 1997 is $6.3 million which will be used principally to acquire new equipment for its existing manufacturing facilities. Such funds are expected to be provided from cash flows from operations.

The Company expects that it will meet its ongoing working capital and capital requirements from a combination of cash flow from operations, which constitutes its primary source of liquidity, and available borrowings under its Revolving Credit Facility. The Revolving Credit Facility, as amended, provides for maximum borrowings up to the lesser of the eligible borrowing base or $27.5 million, and bears interest at either the prevailing prime rate or an adjusted Eurodollar rate, plus an interest margin, depending upon certain financial measurements. The Revolving Credit Facility is secured by the Company's accounts receivable and inventories and will mature on May 31, 1998. As of September 30, 1996, the applicable interest rate was 6.93 percent per annum, and the Company had $13.8 million in unused availability under the Revolving Credit Facility. As of September 30, 1996, the Company had $613,000 in cash.


FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                            Maverick Tube Corporation
                                 and Subsidiary
                           Consolidated Balance Sheets

                                                                                   September 30
                                                                           1996                   1995


                                                                       (In thousands, except share data)
Assets
Current assets:
         Cash and cash equivalents                                     $      613           $       491
         Accounts receivable, less allowances of $629
            and $306 in 1996 and 1995, respectively                        18,400                18,914
         Inventories                                                       50,624                33,272
         Deferred income taxes                                              2,679                   645
         Prepaid expenses and other current assets                            875                   896
                                                                        ---------              --------
Total current assets                                                       73,191                54,218

Property, plant and equipment                                              51,695                51,168
Other assets                                                                  670                 1,108
                                                                         --------              --------
                                                                         $125,556              $106,494
                                                                         ========              ========
Liabilities and Stockholders' Equity
Current liabilities:
         Accounts payable                                                 $23,042               $17,419
         Accrued expenses and other liabilities                             7,478                 3,732
         Deferred revenue                                                   8,176                    --
         Current maturities of long-term debt                               1,843                 2,795
                                                                        ---------              --------
Total current liabilities                                                  40,539                23,946

Long-term debt, less current maturities                                    11,901                18,045
Revolving credit facility                                                  13,250                15,000
Deferred income taxes                                                       2,619
--
Commitments and contingencies (Notes 4, 10 and 11)                             --                    --

Stockholders' Equity:
         Preferred stock, $.01 par value; 5,000,000
             authorized shares                                                 --                    --
         Common stock, $.01 par value; 20,000,000
            authorized shares; 7,472,071 and 7,440,229
            shares issued and outstanding in 1996 and 1995,
            respectively                                                       75                    74
         Additional paid-in capital                                        37,674                37,469
         Retained earnings                                                 19,498                11,960
                                                                          -------              --------
                                                                           57,247                49,503
                                                                          -------              --------
                                                                         $125,556              $106,494
                                                                          =======              ========

See accompanying notes.

                            Maverick Tube Corporation
                                 and Subsidiary

                      Consolidated Statements of Operations

                                                          Year ended September 30
                                                 1996              1995             1994
                                                 ---------------------------------------
                                                    (In thousands, except per share data)

              Net sales                          $204,182         $167,896        $124,843
              Cost of goods sold                  182,042          159,865         117,833
                                                  ----------------------------------------
              Gross profit                         22,140            8,031           7,010

              Selling, general and administrative  10,198            7,728           4,896
              Structural start-up costs                --              245             392
                                                  ----------------------------------------
              Income from operations               11,942               58           1,722

              Other income (expense):
               Interest (expense)                  (2,522)          (3,164)         (1,125)
               Other income                            --              772              --
                                                  ----------------------------------------
              Income (loss) before income taxes     9,420           (2,334)            597

              Provision for income taxes            1,882               --             168
                                                  -----------------------------------------
              Net income (loss)                  $  7,538         $ (2,334)       $    429
                                                  =========================================

              Net income (loss) per common and
                common equivalent share          $   1.01         $  (0.31)       $   0.07
                                                  ========================================

                                      Maverick Tube Corporation and Subsidiary

                                   Consolidated Statements of Stockholders' Equity
                                          (In thousands, except share data)

                                                                Common Stock
                                            ------------------------------------------------------
                                                                                   Additional
                                                                                     Paid-in     Retained Earnings
                                                  Shares            Amount           Capital
                                            ------------------------------------------------------------------------

Balance at October 1, 1993                        6,140,229          $61           $28,767          $13,865
   Net income                                            --           --                --              429
   Sale of common stock                           1,300,000           13             8,702               --
                                            ------------------------------------------------------------------------
Balance at September 30, 1994                     7,440,229           74            37,469           14,294
   Net loss                                              --           --                --           (2,334)
                                            ------------------------------------------------------------------------
Balance at September 30, 1995                     7,440,229           74           37,469            11,960
   Net income                                            --           --               --             7,538
   Exercise of options                               31,842            1              205                --
                                            ------------------------------------------------------------------------
Balance at September 30, 1996                     7,472,071          $75          $37,674           $19,498
                                            ========================================================================

See accompanying notes.

                    Maverick Tube Corporation and Subsidiary
                      Consolidated Statements of Cash Flows

                                                                            Year ended September 30
                                                              -----------------------------------------------------
                                                                    1996             1995              1994
                                                              -----------------------------------------------------
                                                                               (in thousands)
Operating activities
Net income (loss)                                                $     7,538      $    (2,334)    $         429
Adjustments  to  reconcile  net  income  (loss)
to net cash  provided  (used) by
   operating activities:
     Depreciation and amortization                                     5,201            4,691             3,395
     Deferred income taxes                                               585               --               159
     Provision for losses on accounts receivable                         339               53                44
     Gain on sale of equipment                                            (3)             (20)              (28)
     Changes in operating assets and liabilities:
       Accounts receivable                                               175           (6,945)             (898)
       Inventories                                                   (17,352)            (624)           (4,820)
       Income taxes refundable                                            --              117                68
       Prepaid expenses and other current assets                           5             (145)              110
       Other assets                                                      207             (168)             (477)
       Accounts payable                                                5,623           (1,313)            6,149
       Accrued expenses and other liabilities                          3,746              387              (973)
       Deferred revenue                                                8,176               --                --
       Accrued relocation and restructuring costs                         --               --              (644)
                                                              -----------------------------------------------------
Cash provided (used) by operating activities                          14,240           (6,301)            2,514
Investing activities
   Expenditures for property, plant and equipment                     (5,497)           (5,592)         (20,759)
   Proceeds from disposals of equipment                                    3                20               33
Notes issued                                                              --                --             (225)
Collection of notes receivable                                            15                18               15
                                                              ------------------------------------------------------
Cash used by investing activities                                     (5,479)           (5,554)         (20,936)
Financing activities
Proceeds from long-term borrowings and notes                          64,250            62,992           65,258
   Principal payments on long-term borrowings and notes
                                                                     (73,095)          (51,530)         (58,766)
                                                              ------------------------------------------------------
                                                                      (8,845)           11,462            6,492
Proceeds from exercise of stock options                                  206                --               --
Net proceeds from sale of common stock                                    --                --            8,715
                                                              ------------------------------------------------------
Cash provided (used) by financing activities                          (8,639)           11,462           15,207
                                                              ------------------------------------------------------
Increase (decrease) in cash and cash equivalents                         122              (393)          (3,215)
Cash and cash equivalents at beginning of year                           491               884            4,099
                                                              ======================================================
Cash and cash equivalents at end of year                         $       613       $       491      $       884
                                                              ======================================================
Supplemental  disclosures of cash flow information:  Cash paid (received) during the year for:
     Interest (net of amounts capitalized of $81, $142 and
       $475)                                                      $    2,677        $    2,949       $    1,115
     Income taxes                                                 $    1,370        $     (148)      $       99

See accompanying notes.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Maverick Tube Corporation (the Company) and its wholly owned subsidiary. All significant intercompany accounts and transactions have been eliminated.

Revenue Recognition

The Company records revenue from product sales when the product is shipped from its facilities. Prior to January 1, 1996, the Company had recorded revenue on the sale of energy products to certain customers at the time the goods were set aside for storage at the customer's request. Included in the results of operations for the year ended September 30, 1996 was a one-time effect of this change in practice which resulted in a reduction in net sales, gross profit, net income and net income per common and common equivalent share of $8,700,000, $1,000,000, $839,000 and $0.11, respectively.

Inventories

Inventories are principally valued at the lower of average cost or market.

Property, Plant and Equipment

Property, plant and equipment are stated on the basis of cost. Depreciation is computed under the straight-line method over the respective assets' useful lives. Useful lives of the Company's assets are as follows:

           Land and leasehold improvements                10 to 20 years
           Buildings                                      20 to 40 years
           Transportation equipment                       4 to 5 years
           Machinery and equipment                        5 to 12 years
           Furniture and fixtures                         3 to 7 years

Income Taxes

Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and other tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to periodically make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Net Income (Loss) per Common and Common Equivalent Share

Net income (loss) per common and common equivalent share were computed on net income (loss) and the weighted average number of shares of common stock and common stock equivalents outstanding during each period (7,500,406, 7,460,137 and 6,422,411 for the years ended September 30, 1996, 1995 and 1994, respectively).

Business Segments

Effective late in October 1994, the Company commenced the production and sale of structural tubing products. At that time the Company began reporting the results of its operations on a segment basis. The two identifiable segments are energy products, consisting of Oil Country Tubular Goods (OCTG) and line pipe products sold primarily to customers in the energy industry and industrial products, consisting primarily of structural tubing and standard pipe products. Energy products are used in the completion of new wells and the handling and transporting of the oil and natural gas produced from these wells. Industrial products are sold to customers in various industries including construction, agriculture and transportation. The Company's products are sold primarily to a network of distributors and are sold throughout the United States and Canada.

Sales commission expenses are charged directly to the associated business segments. Remaining selling, general and administrative expenses are allocated based upon the net sales dollars generated by each segment.

Cash Equivalents

The Company's policy is to consider demand deposits and short-term investments with a maturity of three months or less when purchased as cash equivalents.

Financial Instruments

Financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and long-term debt obligations. The carrying value of amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable and accounts payable approximate fair value. Management's estimate of the fair value of long-term debt obligations is discussed in Note 4 to the consolidated financial statements.

2. Structural Start-Up Costs

During 1994, the Company constructed a new production facility in Hickman, Arkansas and entered the structural tube business. The Company incurred costs of $245,000 and $392,000 in 1995 and 1994, respectively, related to the commencement of operations of this facility which began production in late October 1994. These costs are comprised primarily of salary and related costs for the production and sales personnel prior to the fully integrated operation of the facility.

3. Stock Offering

In July 1994, the Company sold 1,300,000 shares of common stock. The net proceeds to the Company of $8,715,000 (after public offering expenses) were used to complete the construction and acquire and install equipment of the new structural tube production facility and to repay indebtedness under the Company's revolving credit facility.

4. Long-Term Debt and Revolving Credit Facility

Long-term debt and revolving credit facility at September 30, 1996 and 1995 consists of the following:

                                                                             1996              1995
                                                                       ------------------------------------
                                                                                  (in thousands)
Term loan notes payable, secured by machinery and equipment (net book value $22,500,000 at September 30, 1996); payable in monthly installments (including interest at 9.27%) of $130,920; final
   payment due on May 19, 1999.                                           $   3,699      $   4,868

Term loan notes payable,  secured by machinery and equipment;
   interest  payable monthly at the London Interbank Offered Rate
   plus 2.9%; balance paid September 4, 1996.                                     --         5,500

Capital lease  obligation,  secured by property,  plant and equipment
   (net book value  $9,492,000  at September 30,  1996);  payable in monthly  installments (including interest at 8.0%) of $59,479;
   final payment due on August 1, 2007.                                       5,185          5,472


Capital  lease  obligation,  secured  by  property  and plant
   (net  book  value $8,705,000 at September 30, 1996); interest of
   7.5% payable monthly;  payable in monthly  principal  installments of $20,000 (plus interest)  commencing on March  1,  1996;
   increasing  to  $31,250  in years  two  through  seven  and increasing to $240,417 in year eight; final payment due on
   February 1, 2004.                                                          4,860          5,000

Revolving credit notes, secured by all accounts receivable and inventories;  due on May 31, 1998;  interest  payable monthly at either prime or the Eurodollar rate, plus an interest margin,
   depending upon certain financial measurements.                            13,250         15,000
                                                                       ------------------------------------
                                                                             26,994         35,840
Less current maturities                                                      (1,843)        (2,795)
                                                                       ------------------------------------
                                                                          $  25,151      $  33,045
                                                                       ====================================

The term loan agreement includes restrictive covenants relating to levels of stockholders' equity and other financial measurements. It also restricts asset disposals, capital expenditures, capital restructurings and borrowings and may preclude payment of dividends on common stock.

During 1994, the State of Arkansas sold $5,000,000 of industrial development bonds to finance a portion of the construction cost related to the new structural tube production facility. In May 1994, the Company became obligated by a lease under these bonds through February 2004, at which time the Company has the option to purchase the facility for a nominal amount.

The revolving credit agreement provides for advances up to the lesser of $27,500,000 or the eligible borrowing base. At September 30, 1996, there was $13,250,000 outstanding under this line of credit at an interest rate of 6.93 percent. Additional available borrowings at that date were $13,800,000. The agreement includes separate restrictive covenants relating to levels of working capital and other financial measurements. It also restricts capital expenditures, asset disposals, capital restructurings and borrowings and currently precludes payment of dividends on common stock. The revolving credit agreement requires an annual commitment fee based upon certain financial measurements.

At September 30, 1996, the Company had outstanding letters of credit for $450,000, expiring in September 1997.

Principal maturities of long-term debt and revolving credit facility at September 30, 1996, are as follows (in thousands):

                  1997                                                     $   1,843
                  1998                                                        15,260*
                  1999                                                         1,665
                  2000                                                           708
                  2001                                                           760
                  Thereafter                                                   6,758
                                                                        ----------------
                                                                           $  26,994
                                                                        ================

*     Includes $13,250,000 revolving credit notes which mature on May 31, 1998.

Included in the above principal maturities of long-term debt and revolving credit facility is the present value of future minimum lease payments under the capital lease obligations at September 30, 1996 as follows (in thousands):

                                                                                       Present Value of
                                             Total Minimum                               Minimum Lease
                                            Lease Payments                                 Payments
                                                                     Interest
                                         ------------------------------------------------------------------
                                                                  (In thousands)
1997                                              $1,320                 $758                  $562
1998                                               1,317                  712                   605
1999                                               1,313                  660                   653
2000                                               1,320                  612                   708
2001                                               1,315                  555                   760
Thereafter                                         8,099                1,342                 6,757
                                         ------------------------------------------------------------------
                                                 $14,684               $4,639               $10,045
                                         ==================================================================

Property, plant and equipment at September 30, 1996 and 1995 include $19,864,000 and $18,821,000, respectively, under leases that have been capitalized. Accumulated depreciation for these assets was $1,666,000 and $1,021,000 at September 30, 1996 and 1995, respectively.

The fair value of the Company's long-term debt is based on estimates using discounted cash flow analyses, based on quoted market prices for similar issues. The estimated fair value of long-term debt and revolving credit facility at September 30, 1996 was $28,266,000.

5. Property, Plant and Equipment

Property, plant and equipment at September 30, 1996 and 1995 consist of the following (in thousands):

                                                                                 1996           1995
                                                                           --------------------------------

    Land                                                                      $   1,576       $   1,576
    Land and leasehold improvements                                                 700             676
    Buildings                                                                    22,138          21,068
    Transportation equipment                                                      1,209             948
    Machinery and equipment                                                      45,582          41,900
    Furniture and fixtures                                                        2,266           1,824
                                                                           --------------------------------
                                                                                 73,471          67,992
    Less accumulated depreciation                                               (21,776)        (16,824)
                                                                           --------------------------------
                                                                              $  51,695       $  51,168
                                                                           ================================

6. Inventories

Inventories at September 30, 1996 and 1995 consist of the following (in thousands):

                                                                                1996            1995
                                                                           --------------------------------

Finished goods                                                                $  28,323      $  16,457
Work-in-process                                                                   2,671          2,799
Raw materials                                                                    10,081          7,554
In-transit materials                                                              6,274          3,458
Storeroom parts                                                                   3,275          3,004
                                                                           --------------------------------
                                                                              $  50,624      $  33,272
                                                                           ================================

Finished goods at September 30, 1996 includes $7,200,000 of customer-obligated inventory.

7. Income Taxes

The components of the provision for income taxes for the years ended September 30, 1996, 1995 and 1994 are as follows (in thousands):

                                                              1996            1995          1994
                                                           -------------------------------------------

Current:
    Federal                                                   $  1,297     $      --     $      --
                                                                                                 9
    State                                                           --            --
                                                                                                --
Deferred                                                           585            --
                                                                                               159
                                                           ------------------------------------------
                                                              $  1,882     $      --     $     168
                                                           ==========================================

The difference between the effective income tax rate and the U.S. federal income tax rate for the years ended September 30, 1996, 1995 and 1994 is explained as follows (in thousands):

                                                                   1996         1995          1994
                                                              -------------------------------------------

Provision (credit) at statutory tax rate                         $  3,203      $   (794)     $    202
Alternative minimum tax                                             1,282            --             9
Operating loss carryforwards                                       (1,192)           --           (56)
Increase (decrease) in valuation allowance                         (1,590)        1,094            --
Other items                                                           179          (300)           13
                                                              -------------------------------------------
                                                                 $  1,882      $     --      $    168
                                                              ===========================================

Temporary differences which give rise to deferred tax assets and liabilities at September 30, 1996 and 1995 are as follows (in thousands):

                                                                  1996                1995
                                                              ----------------------------
Deferred tax assets:
      Various accrued liabilities and reserves                $   1,586            $   866
      Net operating loss carryforwards                            2,359              5,523
      Alternative minimum tax                                     2,047                765
      Valuation allowance                                        (1,147)            (2,737)
                                                                 ------            -------
         Total deferred tax assets                            $   4,845            $ 4,417
                                                               --------             ------

Deferred tax liabilities:
      Accelerated depreciation                                $   4,372            $ 3,342
      Asset valuations                                              413                430
                                                                    ---                ---
         Total deferred tax liabilities                           4,785              3,772
                                                              ---------            -------
         Net deferred tax assets                              $      60            $   645
                                                               ========              =====

The net change in the valuation allowance for deferred tax assets was $1,590,000 in 1996. The decrease relates primarily to the utilization of net operating loss carryforwards generated in previous years. Realization of the Company's deferred tax assets is dependent on utilizing tax planning strategies or generating sufficient taxable income prior to the expiration of the net operating loss carryforwards. Although realization is not assured, management believes it is more likely than not that the net deferred tax assets will be realized.

The Company had available acquired net operating loss carryforwards of $4,641,000 at September 30, 1996, which it may use to offset future taxable income. In addition, the Company had $1,735,000 of net operating loss carryforwards remaining from those generated in 1995, which expire in 2010. In 1997, $2,895,000 of the total net operating loss carryforwards will be available for utilization. The acquired net operating loss carryforwards are limited to approximately $1,160,000 annually. Any unused amounts can be carried forward to increase the limitation in the following taxable year. These net operating loss carryforwards expire in 2000. The total carryforwards will be applied to financial statement earnings after temporary differences. At September 30, 1996, the Company had alternative minimum tax credit carryforwards of $2,047,000 available for income tax purposes, all of which are available for use in 1997. These credit carryforwards do not expire.

8. Employee Retirement Savings Plans

The Company sponsors a voluntary defined contribution 401(k) plan that is available to substantially all employees. The Plan may be amended or terminated at any time by the Board of Directors. The Company, although not required to, has provided matching contributions to the plan for the years ended September 30, 1996, 1995 and 1994 of $343,000, $245,000 and $240,000, respectively.


9. Segment Information

The following table sets forth data for the years ended September 30, 1996 and 1995 for the reportable industry segments of energy products and industrial products. Intersegment sales are not material. Identifiable assets are those used in the Company's operations in each segment.

                                     Energy         Industrial
                                    Products         Products          Corporate        Total
1996:

Net sales                           $   147,555      $    56,627      $         --      $   204,182

Operating income                         10,529            1,413                --           11,942

Identifiable assets                      87,091           32,033             6,432          125,556

Depreciation and amortization             3,375            1,331               495            5,201

Capital expenditures                      3,757              894               846            5,497



1995:

Net sales                           $   128,234      $    39,662      $         --      $   167,896

Operating income (loss) (1)               1,724           (1,666)               --               58

Identifiable assets                      70,469           31,954             4,071          106,494

Depreciation and amortization             3,466              953               272            4,691

Capital expenditures                      1,197            3,922               473            5,592


(1) The operating loss from the industrial products segment includes a $1.2 million charge to earnings for the reduction in carrying value of inventory, primarily related to a decline in the replacement cost of flat rolled steel.

Transactions with one significant energy customer for the years ended September 30, 1996 and 1995 represented approximately 16 percent and 12 percent of total sales, respectively. Transactions with another significant energy customer represented approximately 12 percent of total sales for the year ended September 30, 1994.

Export sales were $13,244,000, $12,963,000 and $15,850,000 for the years ended September 30, 1996, 1995 and 1994, respectively. These energy sales were primarily to Canadian customers.

10. Operating Leases

The Company rents office facilities and equipment under various operating leases. Future minimum payments under noncancelable operating leases with initial or remaining terms in excess of one year, are as follows at September 30, 1996 (in thousands):

                  1997                                                   $         720
                  1998                                                           1,122
                  1999                                                           1,110
                  2000                                                           1,023
                  2001                                                           1,010
                                                                      -------------------
                                                                         $       4,985
                                                                      ===================

Rent expense for all operating leases was $973,000, $742,000 and $484,000 for the years ended September 30, 1996, 1995 and 1994, respectively.

11. Contingencies

Various claims, incidental to the ordinary course of business, are pending against the Company. In the opinion of management, after consultations with legal counsel, resolution of these matters is not expected to have a material effect on the accompanying financial statements.

12. Stock Option Plans

The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its employee and director stock options.

The Company sponsors two employee stock option plans (the "1991 Plan" and the "1995 Plan") allowing for incentive stock options and nonqualified stock options. The Company also adopted a stock option plan in 1995 for eligible directors (the "Director Plan") allowing for nonqualified stock options. The 1991 Plan, 1995 Plan and the Director Plan provide that 170,000, 300,000 and 25,000 shares, respectively, may be issued under the plans at an option price not less that the fair market value of the stock at the time the option is granted. The 1991 Plan, 1995 Plan, and the Director Plan expire in December 2000, November 1999 and November 2004, respectively.

Summarized option data as of September 30, 1996 is as follows:

                                                     Shares Under               Price Per
                                                         Option                    Share
         Options outstanding at
            October 1, 1993                               80,000                     $6.50
         Options granted                                  50,000                    $10.13
                                                          ------                     -----
         Options outstanding at
            September 30, 1994                           130,000                 $6.50-$10.13
         Options granted                                 269,000                 $7.88-$13.50
         Options outstanding at
            September 30, 1995                           399,000                 $6.50-$13.50
         Options exercised                               (31,842)                     $6.50
         Options expired                                 (73,158)                $6.50-$13.50
         Options granted                                 142,000                 $8.00-$14.00
                                                         -------                 ------------
         Options outstanding at
            September 30, 1996                           436,000                 $6.50-$14.00
                                                         =======                 ============

Of the outstanding options, 95,000 are exercisable at September 30, 1996. The remaining 341,000 options outstanding will be exercisable as follows: 6,000 shares in 1997, 66,331 shares in 1998, 128,330 shares in 1999, 68,337 shares in
2000 and 72,002 shares in 2001.













13. Quarterly Financial Data (Unaudited)

The results of operations by quarter for 1996 and 1995 were as follows (in thousands):

                                                                 Quarter Ended
                                      December 31, 1995    March 31,      June 30, 1996      September 30,
                                                              1996                                1996
                                      -------------------------------------------------------------------------
 1996
 Net sales                                 $  44,878       $  40,856 (1)    $  56,333        $  62,115
 Gross profit                                  4,225           4,373 (1)        6,583            6,959
 Net income                                    1,101           1,049 (1)        2,555            2,833
 Net income per common and common
    equivalent share                           .15               .14 (1)          .34              .38


                                                                 Quarter Ended
                                        December 31, 1994    March 31,      June 30, 1995      September 30,
                                                               1995                                1995
                                        ------------------------------------------------------------------------
 1995
 Net sales                                   $  44,204       $  39,249       $  38,031         $  46,412
 Gross profit                                    2,452           1,797           1,866             1,916
 Net income (loss)                                 118 (2)        (741)           (304) (3)       (1,407) (4)(5)
 Net income (loss) per common and common
    equivalent share                             .02              (.10)           (.04)            (.19)

(1) Net sales, gross profit and net income for the quarter ended March 31, 1996 included a one-time effect of the change in the Company's revenue recognition practices of $8.7 million, $1.0 million and $839,000, respectively, or $.11 per share.

(2) Net income for the quarter ended December 31, 1994 included charges for the start-up of the structural tube production facility of $245,000 ($184,000 net income effect or $.02 per share).

(3) Net income for the quarter ended June 30, 1995 included other income of $800,000 for insurance proceeds applicable to prior periods related to recovery of an inventory loss ($600,000 net income effect or $.08 per share).

(4) Net income for the quarter ended September 30, 1995 included a $1.2 million charge to earnings for the reduction in carrying value of inventory, primarily related to a decline in the replacement costs of flat rolled steel in the industrial products industry segment ($0.16 per share).

(5) Net income for the quarter ended September 30, 1995 included a $309,000 charge to expense for the reversal of the recorded 1995 income tax credit provision ($.04 per share).






                         Report of Independent Auditors


Board of Directors and Stockholders
Maverick Tube Corporation

We have audited the accompanying consolidated balance sheets of Maverick Tube Corporation and subsidiary as of September 30, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Maverick Tube Corporation and subsidiary at September 30, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles.



                                        /s/ ERNST & YOUNG LLP

St. Louis, Missouri
October 28, 1996