Form 10-K, Exhibit 13
period 1997-09-30
MAVERICK TUBE CORPORATION
filed 1997-12-05
CIK 869087

EXHIBIT 13

MARKET FOR THE COMPANY'S COMMON EQUITY AND RELATED STOCKHOLDER  MATTERS

Principal Market

The Company's common stock, par value $.01 per share, is traded on the NASDAQ/National Market System under the symbol "MAVK." Prior to October 5, 1994, the Company's shares were listed on the American Stock Exchange.

Stock Price and Dividend Information

The high and low closing sales prices on the NASDAQ/National Market System of the Company's Common Stock during the first, second, third and fourth quarters of fiscal 1997 and fiscal 1996, respectively, were as follows:
                                    Fiscal 1997                Fiscal 1996
         Quarter                    High    Low               High     Low

         First                    8 1/4    5 5/8             4 1/16   3 1/16
         Second                   9 1/2    6 1/8             6 1/8    3 11/16
         Third                   19 3/8    8 3/4             6 3/4    5 9/16
         Fourth                  41 3/4   17 1/8             7 5/16   5 1/4

The Company has not declared or paid cash dividends on its common stock since its incorporation. The Company currently intends to retain earnings to finance the growth and development of its business and does not anticipate paying cash dividends in the near future. Any payment of cash dividends in the future will depend upon the financial condition, capital requirements and earnings of the Company as well as other factors the Board of Directors may deem relevant. The Company's loan agreement with commercial lenders restricts the Company's ability to pay dividends to its stockholders.

Approximate Number of Holders of Common Stock

There were 134 holders of record of the Company's common stock as of September 30, 1997.

                    Maverick Tube Corporation and Subsidiary

                        Historical Financial Information

The following selected financial data are derived from the Company's consolidated financial statements, which have been audited by Ernst & Young LLP, independent auditors. The selected data should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein.

                                                           Year Ended September 30
                                           1997          1996(2)        1995(1)          1994         1993
                                                     (in thousands, except share data)

Statement of Operations Data:
Net sales                                $291,060      $204,182        $167,896       $124,843      $133,729
Cost of goods sold                        252,803       182,042         159,865        117,833       121,596
Gross profit                               38,257        22,140           8,031          7,010        12,133
Selling, general and administrative        13,966        10,198           7,728          4,896         6,059
Structural start-up costs                      --            --             245            392            --
Relocation and restructuring costs             --            --              --             --           744
Income from operations                     24,291        11,942              58          1,722         5,330
Interest expense                            2,067         2,522           3,164          1,125           861
Other income                                   --            --             772             --            --
Income (loss) before income taxes          22,224         9,420          (2,334)           597         4,469
Provision for income taxes                  7,339         1,882              --            168           894
Net income (loss)                         $14,885        $7,538         $(2,334)          $429         3,575
Net income (loss) per common and
   common equivalent share (3)              $0.97         $0.51          $(0.16)         $0.04         $0.29

Weighted average common and common
   equivalent shares outstanding (3)   15,281,653    15,000,812      14,920,274     12,844,822    12,355,994

Other Data:
Depreciation and amortization               5,697         5,201           4,691          3,395         3,055
Capital expenditures                        9,537         5,497           5,592         20,759        11,730

Balance Sheet Data:
(End of period)
Working capital                            44,992        32,652          30,272         23,111        20,960
Total assets                              162,064       125,556         106,494         99,434        78,124
Revolving credit facility                  10,000        13,250          15,000          4,000         5,000
Current maturities of long-term debt          604         1,843           2,795          1,880         1,216
Long-term debt (less current maturities)    8,879        11,901          18,045         19,640        11,670
Stockholders' equity                       77,868        57,247          49,503         51,837        42,693

(1) Includes the first period of results of operation of the Company's structural tube facility which began operations in October, 1994.
(2) Includes the one-time effect of the change in accounting practice which resulted in a reduction in net sales, gross profit, net income and net income per common and common equivalent share of $8,700,000, $1,000,000, $839,000 and $0.06, respectively.
(3) On August 1, 1997, the Company declared a two for one stock dividend effective in the form of a 100% stock dividend to all stockholders of record as of August 12, 1997. All share and per share amounts have been restated to reflect this stock dividend.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain statements contained in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" regarding matters that are not historical facts (including statements as to the beliefs or expectations of the Company) are forward-looking statements. Because such forward-looking statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. For example, uncertainty continues to exist as to future levels and volatility of oil and gas price expectations and their effect on drilling levels and demand for the Company's energy-related products, the future impact of industry-wide draw-downs of inventories and future import levels. Uncertainty also exists as to the trend and direction of both product pricing and purchased steel costs. Reference is made to the "Risk Factors" discussed in Exhibit 99.1 of Maverick's Form 10-K for its fiscal year ended September 30, 1997.

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

According to published reports, domestic drilling, the primary factor in determining demand for the Company's OCTG products, increased in fiscal 1997 by 19.2% from fiscal 1996. Significant factors in this improvement in drilling was an 18.5% increase in gas related drilling and a 23.6% increase in drilling for oil. Energy prices improved for the year with oil up 7.9% and gas up 10.8%. The increases in energy prices had a positive affect on drilling levels. At the end of fiscal 1997, drilling was at 998 rigs, up 21.4% from its fiscal 1996 year end level. Energy prices were mixed, with oil down 16.9% and gas up 54.4%. Management estimates that consumption of OCTG rose faster than the drilling rates by an estimated 21.4% during fiscal 1997 due to increased rig efficiency and higher completion rates. Published information suggests that demand for line pipe was also up during fiscal 1997 by an estimated 17.9%.

Competition from imports increased significantly during fiscal 1997 from 11.1% in 1996 to 17.2%. Management believes that this increase is primarily attributable to higher OCTG prices in the United States. Industry inventory build positively impacted demand, as increases in inventories resulted in additional demand of 14.2% of total domestic OCTG shipments as compared to 4.6% in fiscal 1996. Management believes that inventories remain at low levels in relation to current consumption rates, as inventories per rig have only increased by approximately 5%.

As a result of increased drilling activity, increased inventories and increased consumption per rig offset somewhat by increased imports, management estimates that total domestic shipments of OCTG rose during fiscal 1997 by 29.0% as compared to fiscal 1996. Maverick's shipments of OCTG were up 53.9% primarily due to the strength of our energy product segment (including Canada) and the early benefits of new product offerings. Management estimates that Maverick's OCTG market share increased by approximately 15% during fiscal 1997.

Management estimates that the demand for structural tube products (commonly referred to as hollow structural sections or HSS) of the type produced by the Company increased by 10.4% in fiscal 1997 and total domestic producer shipments rose by 11.0%. According to published reports, the standard pipe market demand increased by an estimated 1.5% and total domestic producer shipments remained relatively constant.

Pricing of the Company's products was mixed during the year. Pricing of OCTG, due to increased product pricing and a favorable product mix, rose by approximately 2.9%. Line and standard product pricing increased by 10.5% and 11.2%, respectively primarily due to high levels of demand in fiscal 1997. Structural product pricing decreased by 1.9%, primarily due to increased competitive pressures caused by excess supply in the industry.

Steel costs included in cost of goods sold increased during fiscal 1997 by $17 per ton or 5.1%. Replacement costs for steel fluctuated during the year as the cost increased by $10 per ton in late December and remained at that level until September. However, the Company's major supplier of steel has announced two price decreases since mid-September which reduced the Company's current replacement cost of steel by $35 per ton. Based on year end inventory levels and the recently announced price decreases, the Company estimates that such price reductions will be fully reflected in the Company's cost of goods sold in the second quarter of fiscal 1998. The supply of steel is increasing significantly as four new steel mills either have begun or are scheduled to begin production ultimately resulting in the planned annual sale of 6.2 million tons of additional hot rolled steel. The Company anticipates that these additions have the potential to further lower the Company's purchase price of hot rolled steel in the future.

The favorable market conditions discussed above enables Maverick to capitalize on its position as an efficient producer of quality energy and industrial tubular steel products. However, future levels of oil and gas prices are, by their nature, volatile and can have a substantial effect upon drilling levels and resulting demand for Maverick's energy related products. Uncertainty also exists as to the future demand levels for HSS and other industrial related products. Although the Company believes that these favorable market conditions should continue throughout fiscal 1998 and beyond, no assurance can be given that such will be the case.
























RESULTS OF OPERATIONS
The following table sets forth, for the periods presented, certain information relating to the operations of the Company expressed as a percentage of net sales:

                                         Year Ended September 30,
                                    1997             1996              1995
                                    ---------------------------------------
Net sales                             100.0%          100.0%           100.0%

Cost of goods sold                     86.9            89.2             95.2
                                     ----------------------------------------

Gross profit                           13.1            10.8              4.8

Selling, general and
   administrative                       4.8             5.0              4.6

Structural start-up costs                --              --               .2
                                    -------------------------------------------

Income from operations                  8.3             5.8               --

Other income                             --              --               .5

Interest expense, net                    .7             1.2              1.9
                                    -------------------------------------------

Income (loss) before
   income taxes                         7.6             4.6             (1.4)

Provision for income taxes              2.5              .9               --
                                    -------------------------------------------

Net income (loss)                       5.1             3.7             (1.4)
                                    ===========================================


Fiscal Year Ended September 30, 1997 compared to Fiscal Year Ended September 30, 1996

In fiscal 1997, net sales increased $86.9 million or 42.5%, from the preceding fiscal year. Energy product sales increased $76.3 million or 51.7%; while industrial products sales increased $10.6 million or 18.6%. These results were attributable primarily to an increase of 36.1% in total product shipments, from 345,232 tons in fiscal 1996 to 469,958 tons in fiscal 1997. OCTG product shipments increased 108,036 tons or 53.9%. During fiscal 1997, an increase in consumption of OCTG resulted from the average rig count rising by 146 or 19.2% and a build in existing inventories held by distributors. Also export sales, primarily to Canada, increased by 95.8%, from 20,985 tons in fiscal 1996 to 41,092 tons in fiscal 1997, as Canadian drilling rose by 18.8%. Line pipe shipments decreased by 12.0% principally due to lack of available capacity at Maverick. Industrial products shipments increased 17.7%, from 114,728 tons in fiscal 1996 to 135,029 tons in fiscal 1997. Total sales and total shipments were positively impacted by Maverick's strengthened position in the industrial products market. Overall average selling prices increased during fiscal 1997 by 4.7% (from an average of $591 to $619 per ton). This increase augmented the increase in volume of total sales. The average selling price for energy products was $668, an increase of $28 per ton. The increase was principally due to higher product pricing and improved sales of higher value products. The average selling price of industrial products was $498, an increase of $4 per ton. This increase was principally due to improved product pricing.

Cost of goods sold increased $70.8 million or 38.9% in fiscal 1997 as compared to fiscal 1996. Energy products cost of goods sold increased $62.3 million or 47.7%, and industrial products costs of goods sold increased $8.5 million or 16.5%. The overall increase was due primarily to increased product shipments. However, the overall unit cost per ton of products sold increased 2.0% (from an average of $527 to $538 per ton) in fiscal 1997. This increase was due primarily to an increased in delivered steel costs in the first half of fiscal 1997, resulting in an increase in the average prime steel cost of goods sold of $17 per ton. See "Overview." The increase in steel costs was offset somewhat by the operating efficiencies achieved by Maverick and improved fixed cost absorption.

Gross profit increased $16.1 million or 72.8% in fiscal 1997 as compared to fiscal 1996. Gross profit for energy products increased approximately $14.1 million or 82.3%, while industrial products gross profit increased $2.0 million or 40.3%. Gross profit as a percentage of net sales was 13.1% for fiscal 1997, as compared to 10.8% for fiscal 1996. Energy products gross profit percentage was 13.9% and industrial products gross profit percentage was 10.5%. The improved gross profit percentages were primarily attributable to improved product pricing and improved operating efficiencies during fiscal 1997.

Selling, general and administrative expenses increased $3.7 million, or 36.9% from fiscal 1996 to fiscal 1997. These expenses increased principally as a result of increased employee incentive compensation, salary increases, increased selling expenses related to higher sales volumes and the increase in sales commissions on industrial products. Selling, general and administrative expenses as a percentage of net sales decreased from 5.0% in fiscal 1996 to 4.8% in fiscal 1997.

Interest expense decreased $455,000 or 18.0%, in fiscal 1997 as compared to fiscal 1996 as a result of decreased borrowings. The decreased borrowings were principally the result of principal repayments from internally generated funds.

The provision for income taxes increased $5.5 million in fiscal 1997 as compared to fiscal 1996 as a result of the Company generating $12.8 million in additional income before income taxes in fiscal 1997, as compared to fiscal 1996. As permitted under the provisions of Statement of Financial Accounting Standards
(SFAS) No. 109 "Accounting for Income Taxes," realization of the Company's deferred tax asset is dependent on generating sufficient taxable income prior to expiration of the net operating loss carryforwards.

At September 30, 1997, the Company had available net operating loss carryforwards of $3.5 million which it may use to offset future taxable income, of which $1.1 million is available in 1998. In addition, at September 30, 1997, the Company had alternative minimum tax credit carryforwards of $390,000 available for income tax purposes. See Note 7 of the Notes to the Consolidated Financial Statements as of September 30, 1997.

As a result of the foregoing factors, net income increased $7.4 million from net income of $7.5 million or $0.51 per share in fiscal 1996 to net income of $14.9 million or $.97 per share in fiscal 1997.

Fiscal Year Ended September 30, 1996 compared to Fiscal Year Ended September 30, 1995

In fiscal 1996, net sales increased $36.3 million or 21.6%, from the preceding fiscal year. Energy product sales increased $19.3 million or 15.1%; while industrial products sales increased $17.0 million or 42.8%. These results were attributable primarily to an increase of 24.9% in total product shipments, from 276,376 tons in fiscal 1995 to 345,232 tons in fiscal 1996. OCTG product shipments increased 38,074 tons or 23.4%. During fiscal 1996 an increase in consumption of OCTG resulted from the average rig count rising by 67. The increased rig count was only one of many positive factors which caused the increase in Maverick's OCTG product shipments and total sales. In addition, decreased import activity and a build in existing inventories held by distributors also positively affected shipments of OCTG. Also export sales, primarily to Canada, increased by 10% from 20,000 tons in fiscal 1995 to 20,985 tons in fiscal 1996 as Canadian drilling rose by 14.2%. Line pipe shipments decreased by 27.4% due to lack of capacity at Maverick and limited steel availability. Industrial products shipments increased 58% from 72,600 tons in fiscal 1995 to 114,728 tons in fiscal 1996 as the Company continues to gain a foothold in the market. Total sales and total shipments were further positively impacted by Maverick's strengthening position in the industrial products market. Average selling prices decreased during fiscal 1996 of 2.7% (from an average of $607 to $591 per ton). This reduction offset some of the volume-driven increase in total sales. The average selling price for energy was $640, an increase of $11 per ton. The increase was principally due to improved sales of higher value products. The average selling price of industrial products was $494, a decrease of $52 per ton. The decrease in the average industrial products selling price was due to corresponding reduced steel costs during the fiscal year.

Cost of goods sold increased $22.2 million or 13.9% in fiscal 1996 as compared to fiscal 1995. Energy cost of goods sold increased $7.8 million or 6.4%, and industrial products costs of goods sold increased $14.4 million or 37.8%. The increase in costs of goods sold was due primarily to the increased level of shipments offset by an approximate 10% decrease in steel cost of goods sold compared to fiscal 1995.

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

LIQUIDITY AND CAPITAL RESOURCESWorking capital at September 30, 1997 was $45.0 million and the ratio of current assets to current liabilities was 1.7 to 1 as compared to September 30, 1996 when working capital was $32.7 and the current ratio was 1.8 to 1. The increase in working capital was principally due to a $9.3 million increase in accounts receivable, an $18.8 million increase in inventory (which includes approximately $13.6 million in customer-obligated inventory) and a $2.4 million increase in the deferred income tax asset, which was partially offset by an $8.4 million increase in accounts payable, a $5.1 million increase in accrued expenses and an $8.1 million increase in deferred revenue. The increase in accounts receivable, inventory, accounts payable and accrued expenses is due to the increased volume of business. The increase in the current deferred income tax asset is due to the elimination of the valuation allowance and the Company will realize the tax benefits associated with the exercise of nonqualified stock options. The increase in deferred revenue is due to the OCTG customer purchases before an announced October price increase as well as an overall increase in demand for the Company's energy products. Cash provided by operating activities for fiscal 1997 was $16.7 million. The primary source of cash was net income, exclusive of the impact of non-cash items (primarily depreciation, amortization and deferred income tax expense), of $23.3 million.

During fiscal 1996 and 1995, net cash provided (used) by operations was $14.2 and ($6.3) million, respectively. In fiscal 1996, the net cash provided by operations was primarily used to fund capital expenditures and the pay-down of net long-term borrowings. In fiscal 1995, the Revolving Credit Facility was used to fund operations and capital expenditures.

Cash used in investing activities in fiscal 1997, 1996 and 1995 was $9.4 million, $5.5 million and $5.6 million, respectively. This use was primarily for purchases of property, plant, and equipment of $9.5 million, $5.5 million and $5.6 million (of which $3.9 million was spent on the structural tube facility in fiscal 1995) during fiscal 1997, 1996 and 1995, respectively.

During fiscal 1997, 1996 and 1995 cash provided (used) by financing activities was $(5.0) million, ($8.6) million and $11.5 million. Cash used by financing activities in fiscal 1997 is primarily attributable to the pay-off of $3.7 million term note, the proceeds of which were used to finance the relocation of the Energy facility to Arkansas, a $3.3 million net decrease in the Company's Revolving Credit Facility and other regularly scheduled term debt payments. These debt pay-downs were partially offset by $2.5 million of proceeds from the exercise of stock options. The cash used by financing activities in fiscal 1996 was primarily attributed to a $5.5 million term note, the proceeds of which were used to finance the structural facility and a $1.8 million net decrease in the Company's Revolving Credit Facility. The cash provided by financing activities in fiscal 1995 was primarily attributed to an $11 million net increase in the Company's revolving credit facility.

The Company's capital budget for fiscal 1998 is $9.5 million which will be used principally to acquire new equipment for its existing manufacturing facilities. Such funds are expected to be provided from cash flows from operations.

The Company expects that it will meet its ongoing working capital and capital requirements from a combination of cash flow from operations, which constitutes its primary source of liquidity, and available borrowings under its Revolving Credit Facility. The Revolving Credit Facility, as amended, provides for maximum borrowings up to the lesser of the eligible borrowing base or $27.5 million, and bears interest at either the prevailing prime rate or an adjusted Eurodollar rate, plus an interest margin, depending upon certain financial measurements. The Revolving Credit Facility is secured by the Company's accounts receivable and inventories and will mature on May 31, 1999. As of September 30, 1997, the applicable interest rate was 6.78 percent per annum, and the Company had $17.2 million in available borrowings under the Revolving Credit Facility. The Company anticipates renegotiating its Revolving Credit Facility during fiscal 1998. The amount and terms of the renegotiated credit facility will depend on future working capital requirements, projected cash flows and other anticipated funding needs. As of September 30, 1997, the Company had $2.9 million in cash and cash equivalents.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                            Maverick Tube Corporation
                                 and Subsidiary
                           Consolidated Balance Sheets
                        (In thousands, except share data)
                                                                           September 30
                                                                    1997                1996

Assets
Current assets:
   Cash and cash equivalents                                      $ 2,886              $  613
   Accounts receivable, less allowances of $388
      and $629 in 1997 and 1996, respectively                      27,714              18,400
   Inventories                                                     69,436              50,624
   Deferred income taxes                                            5,104               2,679
   Prepaid expenses and other current assets                          798                 875
                                                                 --------           ---------
Total current assets                                              105,938              73,191

Property, plant and equipment                                      55,506              51,695
Other assets                                                          620                 670
                                                                  -------            --------
                                                                 $162,064            $125,556
                                                                 ========            ========
Liabilities and Stockholders' Equity
Current liabilities:
   Accounts payable                                               $31,477           $  23,042
   Accrued expenses and other liabilities                          12,614               7,478
   Deferred revenue                                                16,251               8,176
   Current maturities of long-term debt                               604               1,843
                                                                  -------           ---------
Total current liabilities                                          60,946              40,539
Long-term debt, less current maturities                             8,879              11,901
Revolving credit facility                                          10,000              13,250
Deferred income taxes                                               4,371               2,619
Commitments and contingencies (Notes 4, 10 and 11)                     --                  --

Stockholders' Equity:
Preferred stock, $.01 par value; 5,000,000
   authorized shares                                                   --                  --
Common stock, $.01 par value; 20,000,000
   authorized shares; 15,410,974 and 14,944,142
   shares issued and outstanding in 1997 and 1996,
   respectively                                                       154                 150
Additional paid-in capital                                         43,406              37,674
Retained earnings                                                  34,308              19,423
                                                                ---------          ----------
                                                                   77,868              57,247
                                                                ---------          ----------
                                                                 $162,064            $125,556
                                                                 ========            ========

See accompanying notes.

                            Maverick Tube Corporation
                                 and Subsidiary

                      Consolidated Statements of Operations
                      (In thousands, except per share data)

                                                 Year ended September 30
                                              1997         1996           1995

Net sales                                  $291,060      $204,182      $167,896
Cost of goods sold                          252,803       182,042       159,865
                                            ------------------------------------
Gross profit                                 38,257        22,140         8,031

Selling, general and administrative          13,966        10,198         7,728
Structural start-up costs                        --            --           245
                                            ------------------------------------
Income from operations                         24,291        11,942          58

Other income (expense):
Interest expense                               (2,067)       (2,522)     (3,164)
Other income                                       --            --         772
                                            ------------------------------------
Income (loss) before income taxes              22,224         9,420      (2,334)
Provision for income taxes                      7,339         1,882          --
                                            ------------------------------------
Net income (loss)                           $  14,885         $7,538    $(2,334)
                                            ====================================

   Net income (loss) per common and
       common equivalent share              $     .97         $  .51    $  (.16)
                                            ====================================

See accompanying notes.

                    Maverick Tube Corporation and Subsidiary

                 Consolidated Statements of Stockholders' Equity
                        (In thousands, except share data)


                                                                          Common Stock
                                            ------------------------------------------------------------------------
                                                                                   Additional
                                                                                     Paid-in     Retained Earnings
                                                  Shares            Amount           Capital
                                            ------------------------------------------------------------------------

Balance at October 1, 1994                       14,880,458         $149             $37,469          $14,219
   Net loss                                              --           --                  --           (2,334)
                                            ------------------------------------------------------------------------
Balance at September 30, 1995                    14,880,458           149             37,469           11,885
   Net income                                            --           --                  --            7,538
   Exercise of stock options                         63,684             1                 205              --
                                            ------------------------------------------------------------------------
Balance at September 30, 1996                    14,944,142          150              37,674           19,423
   Net income                                            --             --                   --        14,885
   Exercise of stock options                        466,832              4             2,482               --
   Tax benefit associated with the
      exercise of nonqualified stock
      options                               --                        --                3,250              --
                                            ------------------------------------------------------------------------
Balance at September 30, 1997                    15,410,974         $154            $ 43,406          $34,308
                                            ========================================================================

See accompanying notes.

                    Maverick Tube Corporation and Subsidiary
                      Consolidated Statements of Cash Flows
                                 (In thousands)

                                                                            Year ended September 30
                                                                    1997             1996              1995
                                                              -----------------------------------------------------

Operating activities
Net income (loss)                                                $    14,885         $  7,538         $   (2,334)
Adjustments to reconcile net income (loss) to net cash
   provided (used) by operating activities:
     Depreciation and amortization                                     5,697            5,201             4,691
     Deferred income taxes                                             2,577              585                --
     Provision for losses on accounts receivable                          44              339                53
     Loss (gain) on sale of equipment                                     50               (3)              (20)
     Changes in operating assets and liabilities:
       Accounts receivable                                            (9,358)             175            (6,945)
       Inventories                                                   (18,812)         (17,352)             (624)
       Prepaid expenses and other current assets                          59                5              (145)
       Other assets                                                      (67)             207              (168)
       Accounts payable                                                8,435            5,623            (1,313)
       Accrued expenses and other liabilities                          5,136            3,746               504
       Deferred revenue                                                8,075            8,176                --
                                                              -----------------------------------------------------
Cash provided (used) by operating activities                          16,721           14,240            (6,301)
Investing activities
   Expenditures for property, plant and equipment                     (9,537)           (5,497)          (5,592)
   Proceeds from disposals of equipment                                   96                 3               20
Collection of notes receivable                                            18                15               18
                                                              ------------------------------------------------------
Cash used by investing activities                                     (9,423)           (5,479)          (5,554)
Financing activities
Proceeds from long-term borrowings and notes                          92,400            64,250           62,992
   Principal payments on long-term borrowings and notes              (99,911)          (73,095)         (51,530)
                                                              ------------------------------------------------------
                                                                      (7,511)           (8,845)          11,462
Proceeds from exercise of stock options                                2,486               206               --
                                                              ------------------------------------------------------
Cash provided (used) by financing activities                          (5,025)           (8,639)          11,462
                                                              ------------------------------------------------------
Increase (decrease) in cash and cash equivalents                       2,273               122             (393)
Cash and cash equivalents at beginning of year                           613               491              884
                                                              ------------------------------------------------------
Cash and cash equivalents at end of year                         $     2,886         $     613        $     491
                                                              ======================================================

Supplemental  disclosures of cash flow information:  Cash paid (received) during the year for:
     Interest (net of amounts capitalized of $268, $81 and
       $142)                                                     $     2,138         $    2,677       $    2,949
     Income taxes                                                $     4,020         $    1,370       $     (148)

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Maverick Tube Corporation and its wholly owned subsidiary (collectively referred to as the Company). All significant intercompany accounts and transactions have been eliminated.

Revenue Recognition

The Company records revenue from product sales when the product is shipped from its facilities. Prior to January 1, 1996, the Company had recorded revenue on the sale of energy products to certain customers at the time the goods were set aside for storage at the customer's request. Included in the results of operations for the year ended September 30, 1996 was a one-time effect of this change in practice which resulted in a reduction in net sales, gross profit, net income and net income per common and common equivalent share of $8,700,000, $1,000,000, $839,000 and $0.06, respectively.

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

Stock-Based Compensation

As permitted by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," the Company follows Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its director and employee stock options. The Company grants stock options for a fixed number of shares to directors and employees with an exercise price equal to the fair value of the shares at the time of the grant. Accordingly, the Company has not recognized compensation expense for any of its stock option grants. If the Company had elected to recognize compensation cost based on the fair value of the options granted at the grant date as prescribed by SFAS No. 123, net income and earnings per share would not have been reduced by a material amount. The compensation cost associated with the fair value of the options calculated in 1997 and 1996 is not necessarily representative of the potential effects on reported net income in future years.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to periodically make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.
Actual results could differ from those estimates.

Net Income (Loss) per Common and Common Equivalent Share

Net income (loss) per common and common equivalent share were computed on net income (loss) and the weighted average number of shares of common stock and common stock equivalents outstanding during each period (15,281,653, 15,000,812 and 14,920,274 for the years ended September 30, 1997, 1996 and 1995, respectively).

In 1997, the Financial Accounting Standards Board issued SFAS No. 128 "Earnings Per Share." SFAS No. 128 is effective for both interim and annual reporting periods ending after December 15, 1997 with earlier application not permitted. The Company will apply the new rules starting in the first quarter of fiscal 1998. The Company does not believe the adoption of the new rules will have a material effect on its earnings per share.

Business Segments

The Company's two identifiable segments are energy products, consisting of Oil Country Tubular Goods (OCTG) and line pipe products sold primarily to customers in the energy industry, and industrial products, consisting primarily of structural tubing and standard pipe products. Energy products are used in the completion of new wells and the handling and transporting of the oil and natural gas produced from these wells. Industrial products are sold to customers in various industries including construction, agriculture and transportation. The Company's products are sold primarily to a network of distributors and are sold throughout the United States and Canada.

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

Reclassifications

Certain prior year amounts have been reclassified to conform with the 1997 financial statement presentation.



2.  Structural Start-Up Costs

During 1994, the Company constructed a new production facility in Hickman, Arkansas and entered the structural tube business. The Company incurred costs of $245,000 in 1995 related to the commencement of operations of this facility which began production in late October 1994. These costs are comprised primarily of salary and related costs for the production and sales personnel prior to the fully integrated operation of the facility.

3.  Stock Split

On August 1, 1997, the Company declared a two-for-one stock split effected in the form of a 100% stock dividend to all stockholders of record as of August 12, 1997. The dividend was paid on August 21, 1997 and increased the number of shares outstanding from 7,544,071 to 15,088,142. Approximately $75,000 was transferred from retained earnings to common stock to record this dividend. All share and per share amounts, including stock option information, in the accompanying consolidated financial statements have been restated to reflect this stock dividend.

4. Long-Term Debt and Revolving Credit Facility

Long-term debt and revolving credit facility at September 30, 1997 and 1996 consists of the following (in thousands):

                                                                                  1997           1996
                                                                             ------------------------------

Term loan notes payable, secured by machinery and equipment;  payable in monthly
   installments  (including  interest  at  9.27%)  of  $130,920;   balance  paid
   September 3,
   1997                                                                         $        --   $      3,699

Capital lease  obligation,  secured by property,  plant and equipment  (net book value $8,854,000 at September 30, 1997); payable in monthly installments
(including interest at 8.0%) of $59,479; final payment due on August 1, 2007          4,875          5,185

Capital  lease  obligation,  secured  by  property  and plant  (net  book  value
   $6,814,000 at September 30, 1997); interest of 7.5% payable monthly;  payable in monthly  principal  installments of approximately  $20,000 (plus interest)
   commencing on March 1, 1996; increasing to $31,250 in years two through seven and increasing to $240,417 in year eight; final
   payment due on February 1, 2004                                                    4,608          4,860

Revolving credit notes, secured by all accounts receivable and inventories;  due on May 31, 1999;  interest  payable monthly at either prime or the Eurodollar rate, plus an interest margin, depending upon
   certain financial measurements                                                    10,000         13,250
                                                                             ------------------------------
                                                                             ------------------------------
                                                                                     19,483         26,994
Less current maturities                                                                (604)        (1,843)
                                                                             ------------------------------
                                                                                $    18,879    $    25,151
                                                                             ==============================


The revolving credit agreement provides for advances up to the lesser of $27,500,000 or the eligible borrowing base. At September 30, 1997, there was $10,000,000 outstanding under this line of credit at an interest rate of 6.78 percent. In addition, the Company had an outstanding letter of credit under this revolving credit agreement of $350,000 at September 30, 1997 (which expires in September 1998). Additional available borrowings at that date were $17,150,000. The agreement includes restrictive covenants relating to levels of working capital and other financial measurements. It also restricts capital expenditures, asset disposals, capital restructurings and borrowings and precludes payment of dividends on common stock. The revolving credit agreement requires an annual commitment fee based upon certain financial measurements.

The present value of future minimum lease payments under the capital lease obligations as of September 30, 1997 is as follows (in thousands):


                                                               Present Value of
                   Total Minimum                               Minimum Lease
                   Lease Payments           Interest              Payments
              ------------------------------------------------------------------

1998                   $1,317                 $713                  $604
1999                    1,313                  660                   653
2000                    1,320                  612                   708
2001                    1,315                  555                   760
2002                    1,315                  493                   822
Thereafter              6,783                  847                 5,936
             ------------------------------------------------------------------
               $       13,363             $  3,880                $9,483
             ==================================================================


Property, plant and equipment at September 30, 1997 and 1996 include $20,000,000 and $19,864,000, respectively, under leases that have been capitalized. Accumulated depreciation for these assets was $2,362,000, and $1,666,000 at September 30, 1997 and 1996, respectively.

The fair value of the Company's long-term debt is based on estimates using discounted cash flow analyses, based on quoted market prices for similar issues. The estimated fair value of debt at September 30, 1997 and 1996 was $19,991,000 and $28,266,000, respectively.

5. Property, Plant and Equipment

Property, plant and equipment at September 30, 1997 and 1996 consist of the following (in thousands):

                                                          1997           1996
                                               --------------------------------

    Land                                             $   1,519       $   1,576
    Land and leasehold improvements                        521             700
    Buildings                                           22,212          22,138
    Transportation equipment                             1,204           1,209
    Machinery and equipment                             54,470          45,582
    Furniture and fixtures                               2,780           2,266
                                               --------------------------------
                                                        82,706          73,471
    Less accumulated depreciation                      (27,200)        (21,776)
                                               --------------------------------
                                                     $  55,506       $  51,695
                                               ================================


6. Inventories

Inventories at September 30, 1997 and 1996 consist of the following (in thousands):

                                                        1997            1996
                                              --------------------------------

Finished goods                                      $  41,188      $  28,323
Work-in-process                                         3,589          2,671
Raw materials                                          14,065         10,081
In-transit materials                                    6,911          6,274
Storeroom parts                                         3,683          3,275
                                               -------------------------------
                                                    $  69,436      $  50,624
                                              ================================

Finished goods at September 30, 1997 and 1996 includes $13,590,000 and $7,200,000, respectively of customer-obligated inventory.

7. Income Taxes

The components of the provision for income taxes for the years ended September 30, 1997, 1996 and 1995 are as follows (in thousands):

                                            1997            1996          1995
                                    -------------------------------------------

Current:
   Federal                              $  3,804          $1,297       $     --

   State                                     958              --             --

Deferred                                   2,577             585             --
                                      ------------------------------------------
                                        $  7,339          $1,882       $     --
                                      ==========================================

The difference between the effective income tax rate and the U.S. federal income tax rate for the years ended September 30, 1997, 1996 and 1995 is explained as follows (in thousands):

                                                       1997         1996          1995
                                                -------------------------------------------

Provision (credit) at statutory tax rate          $  7,845      $  3,203      $   (794)
State and local taxes, net of federal tax benefit      958            --            --
Alternative minimum tax                               (510)        1,282            --
Operating loss carryforwards                            --        (1,192)           --
Increase (decrease) in valuation allowance          (1,147)       (1,590)        1,094
Other items                                            193           179          (300)
                                                 ------------------------------------------
                                                  $  7,339       $ 1,882     $      --
                                                 ==========================================

The 1997 decrease in the valuation allowance relates primarily to the utilization of alternative minimum tax credit carryforwards. Realization of the Company's deferred tax assets is dependent on generating sufficient taxable income prior to the expiration of the net operating loss carryforwards. Although realization is not assured, management believes it is more likely than not that the net deferred tax assets will be realized.

Temporary differences which give rise to deferred tax assets and liabilities at September 30, 1997, 1996 and 1995 are as follows (in thousands):

                                                      1997                1996
                                                      ------------------------
Deferred tax assets:
      Various accrued liabilities and reserves         $1,419           $1,586
      Net operating loss carryforwards                  1,288            2,359
      Alternative minimum tax carryforwards               390            2,047
      Tax benefit associated with the exercise
         of nonqualified stock options                  3,250               --
      Valuation allowance                                  --           (1,147)
                                                       ------           ------
         Total deferred tax assets                     $6,347           $4,845
                                                        -----            -----

Deferred tax liabilities:
      Accelerated depreciation                         $5,101           $ 4,372
      Asset valuations                                    513               413
                                                          ---               ---
         Total deferred tax liabilities                 5,614             4,785
                                                        -----             -----
         Net deferred tax assets                      $   733           $    60
                                                       ======            ======

The Company has available acquired net operating loss carryforwards of $3,480,000 at September 30, 1997 which it may use to offset future taxable income. The acquired net operating loss carryforwards are limited to approximately $1,160,000 annually. Any unused amounts can be carried forward to increase the limitation in the following taxable year. These net operating loss carryforwards expire in 2000. The total carryforwards will be applied to financial statement earnings after temporary differences. At September 30, 1997, the Company had alternative minimum tax credit carryforwards of $390,000 available for income tax purposes, all of which are available for use in 1998. These credit carryforwards do not expire.

8. Defined Contribution Plans

The Company sponsors a defined contribution 401(k) plan that is available to substantially all employees. The plan may be amended or terminated at any time by the Board of Directors. The Company, although not required to, has provided matching contributions to the plan for the years ended September 30, 1997, 1996 and 1995 of $590,000, $343,000 and $245,000, respectively.

The Company also began sponsoring two deferred compensation plans covering officers and key employees in 1996. One plan provides for discretionary contributions based solely upon the Company's profitability and the individuals' gross wages. The other plan provides for fixed contributions to certain officers of the Company. The Company contribution to these plans for the years ended September 30, 1997 and 1996 was $200,000 and $192,000, respectively.

9. Segment Information

The following table sets forth data for the years ended September 30, 1997, 1996 and 1995 for the reportable industry segments of energy products and industrial products. Intersegment sales are not material. Identifiable assets are those used in the Company's operations in each segment.

                                     Energy         Industrial
                                    Products         Products          Corporate        Total

1997:
Net sales                           $223,879          $67,181         $    --         $291,060
Operating income                      17,641            6,650              --           24,291
Identifiable assets                  116,433           34,565          11,066          162,064
Depreciation and amortization          3,760            1,455             482            5,697
Capital expenditures                   8,385              363             789            9,537

1996:
Net sales                           $147,555          $56,627         $    --         $204,182
Operating income                      10,529            1,413              --           11,942
Identifiable assets                   87,091           32,033           6,432          125,556
Depreciation and amortization          3,375            1,331             495            5,201
Capital expenditures                   3,757              894             846            5,497

1995:
Net sales                           $128,234          $39,662         $    --         $167,896
Operating income (loss) (1)            1,724           (1,666)             --               58
Identifiable assets                   70,469           31,954           4,071          106,494
Depreciation and amortization          3,466              953             272            4,691
Capital expenditures                   1,197            3,922             473            5,592


(1) The operating loss from the industrial products segment includes a $1.2 million charge to earnings for the reduction in carrying value of inventory, primarily related to a decline in the replacement costs of flat rolled steel.


Transactions with two significant energy customers for the year ended September 30, 1997 represented approximately 25 percent of total sales. Transactions with one significant energy customer for the years ended September 30, 1996 and 1995 represented approximately 16 percent and 12 percent of total sales, respectively.

Export sales were $26,665,000, $13,244,000 and $12,963,000 for the years ended September 30, 1997, 1996 and 1995, respectively. These energy sales were primarily to Canadian customers.

10. Operating Leases

The Company rents office facilities and equipment under various operating leases. Future minimum payments under noncancellable operating leases with initial or remaining terms in excess of one year, are as follows at September 30, 1997 (in thousands):

                  1998                       $1,353
                  1999                        1,564
                  2000                        1,303
                  2001                        1,281
                  2002                        1,262
                                          ---------
                                             $6,763
                                          =========

Rent expense for all operating leases was $1,222,000, $973,000, and $742,000 for the years ended September 30, 1997, 1996 and 1995, respectively.

11. Contingencies

Various claims, incidental to the ordinary course of business, are pending against the Company. In the opinion of management, after consultations with legal counsel, resolution of these matters is not expected to have a material effect on the accompanying financial statements.

12. Stock Option Plans

The Company sponsors two employee stock option plans (the "1990 Plan" and the "1994 Plan") allowing for incentive stock options and nonqualified stock options. The Company also sponsors a stock option plan for eligible directors (the "Director Plan") allowing for nonqualified stock options. The 1990 Plan, 1994 Plan and the Director Plan provide that 340,000, 600,000 and 200,000 shares, respectively, may be issued under the plans at an option price not less that the fair market value of the stock at the time the option is granted. The 1990 Plan, 1994 Plan, and the Director Plan expire in December 2000, November 1999 and November 2004, respectively. The options vest pursuant to the schedule set forth for each option. Effective August 29, 1997, the Compensation Committee of the Board of Directors removed the exercise restriction with respect to certain options granted in 1995 which made them immediately exercisable. At September 30, 1997 and 1996, 167,500 and 52,000 shares were available for grant under the option plans.

The fair value of the options granted was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for fiscal years ending September 30, 1997 and 1996, respectively: risk-free interest rate of 5.53% and 6.05%; no dividend payments expected; volatility factors of the expected market price of the Company's common stock of
0.478 and a weighted-average expected life of the options of 1.0 year and 4.7 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

The following table summarizes option activity and related information for years ended September 30, 1997, 1996 and 1995:

                                                         Weighted      Weighted
                                       Shares Under       Average       Average
                                          Option      Exercise Price  Fair Value
         Options outstanding at
            October 1, 1994              260,000            $3.95
         Options granted                 538,000             5.89
                                         -------             ----
         Options outstanding at
            September 30, 1995           798,000             5.26
         Options exercised               (63,684)            3.25
         Options expired                (146,316)            5.37
         Options granted                 284,000             5.29         $2.42
                                         -------             ----
         Options outstanding at
            September 30, 1996           872,000             5.39
         Options exercised              (466,832)            5.33
         Options expired                  (3,000)            5.92
         Options granted                  37,500             8.50         $1.80
                                          ------             ----
         Options outstanding at
            September 30, 1997           439,668            $5.71


The following table summarizes information about fixed stock options outstanding at September 30, 1997:

                                  Options Outstanding                 Options Exercisable
Range of                        Weighted-Average     Weighted-                      Weighted-
Exercise                          Remaining           Average                       Average
Prices             Options     Contractual Life    Exercise Price      Options   Exercise Price

$4.00 to $5.88     224,478          4.4 years         $4.54          84,478          $5.44
$6.13 to $8.50     215,190          4.1               $6.93          95,190          $7.32
--------------     -------         ----                ----          ------           ----
$4.00 to $8.50     439,668          4.3               $5.71         179,668          $6.44

13. Quarterly Financial Data (Unaudited)

The results of operations by quarter for 1997 and 1996 were as follows (in thousands):

                                                         Quarter Ended
                               December 31,    March 31,         June 30,        September 30,
                                   1996           1997              1997              1997
                               ---------------------------------------------------------------

1997
 Net sales                         $64,190       $  66,920        $  74,669        $  85,281
 Gross profit                        6,663           7,692            9,794           14,108
 Net income                          2,608           2,978            3,938            5,361
 Net income per common and common
    equivalent share                   .18             .19              .25              .35

                                                         Quarter Ended
                               December 31,     March 31,        June 30,         September 30,
                                   1995           1996             1996               1996
                               ----------------------------------------------------------------
1996
 Net sales                         $44,878       $  40,856(1)     $  56,333         $  62,115
 Gross profit                        4,225           4,373(1)         6,583             6,959
 Net income                          1,101           1,049(1)         2,555             2,833
 Net income per common and common
    equivalent share                   .08             .07(1)           .17               .19

(1) Net sales, gross profit and net income for the quarter ended March 31, 1996 included a one-time effect of the change in the Company's revenue recognition practices of $8.7 million, $1.0 million and $839,000, respectively, or $.06 per share.


                         Report of Independent Auditors


Board of Directors and Stockholders
Maverick Tube Corporation

We have audited the accompanying consolidated balance sheets of Maverick Tube Corporation and subsidiary as of September 30, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Maverick Tube Corporation and subsidiary at September 30, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1997, in conformity with generally accepted accounting principles.


                                             /s/ ERNST & YOUNG, LLP

St. Louis, Missouri
October 29, 1997