Form 10-K, Exhibit 13
period 1998-09-30
MAVERICK TUBE CORPORATION
filed 1998-12-11
CIK 869087

                                                                      EXHIBIT 13

MARKET FOR THE COMPANY'S COMMON EQUITY AND RELATED STOCKHOLDER  MATTERS

Principal Market

The Company's common stock, par value $.01 per share, is traded on the NASDAQ/National Market System under the symbol "MAVK."

Stock Price and Dividend Information

The high and low closing sales prices on the NASDAQ/National Market System of the Company's Common Stock during the first, second, third and fourth quarters of fiscal 1998 and fiscal 1997, respectively, were as follows:
                              Fiscal 1998                Fiscal 1997
        Quarter               High     Low               High     Low

        First                50 3/4   20 5/16            8 1/4    5 5/8
        Second               25 3/4   14 5/8             9 1/2    6 1/8
        Third                18 3/8   10 9/16           19 3/8    8 3/4
        Fourth               11 1/4    5 3/8            41 3/4   17 1/8

The Company has not declared or paid cash dividends on its common stock since its incorporation. The Company currently intends to retain earnings to finance the growth and development of its businesses and does not anticipate paying cash dividends in the near future. Any payment of cash dividends in the future will depend upon the financial condition, capital requirements and earnings of the Company as well as other factors the Board of Directors may deem relevant. The Company's Revolving Credit Facility with commercial lenders restricts the amount of dividends the Company can pay to its stockholders.

Approximate Number of Holders of Common Stock

There were 299 holders of record of the Company's common stock as of September 30, 1998.





                                Maverick Tube Corporation and Subsidiaries

                                     Historical Financial Information

The following selected financial data are derived from the Company's consolidated financial statements, which have been audited by Ernst & Young LLP, independent auditors. The selected data should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein.

                                                                   Year Ended September 30
                                             1998           1997           1996(2)        1995(1)        1994
                                                              (in thousands, except share data)


Statement of Operations Data:
Net sales                                $  265,389     $  291,060     $  204,182     $  167,896     $  124,843
Cost of goods sold                          232,038        252,803        182,042        159,865        117,833
Gross profit                                 33,351         38,257         22,140          8,031          7,010
Selling, general and administrative          13,210         13,966         10,198          7,728          4,896
Write-down of software costs                  1,605             --             --             --             --
Total selling, general and
   administrative                            14,815         13,966         10,198          7,728          4,896
Structural start-up costs                        --             --             --            245            392
Income from operations                       18,536         24,291         11,942             58          1,722
Interest expense                              1,731          2,067          2,522          3,164          1,125
Other income                                     --             --             --            772             --
Income (loss) before income taxes            16,805         22,224          9,420         (2,334)           597
Provision for income taxes                    5,420          7,339          1,882             --            168
Net income (loss)                           $11,385        $14,885         $7,538        $(2,334)          $429
Diluted earnings (loss) per share             $0.73          $0.97          $0.50         $(0.16)         $0.04

Weighted average common
   shares outstanding                    15,564,325     15,281,653     15,000,812     14,920,274     12,844,822

Other Data:
Depreciation and amortization                 6,172          5,697          5,201          4,691          3,395
Capital expenditures                         22,181          9,537          5,497          5,592         20,759

Balance Sheet Data:
(End of period)
Working capital                              60,362         44,992         32,652         30,272         23,111
Total assets                                156,885        162,064        125,556        106,494         99,434
Current maturities of long-term debt            653            604          1,843          2,795          1,880
Long-term debt (less current maturities)      8,226          8,879         11,901         18,045         19,640
Revolving credit facility                    27,400         10,000         13,250         15,000          4,000
Stockholders' equity                         90,063         77,868         57,247         49,503         51,837

(1) Includes the first period of results of operation of the Company's structural tube facility which began operations in October 1994.
(2) Includes the one-time effect of the change in accounting practice which resulted in a reduction in net sales, gross profit, net income and basic and diluted net income per common share of $8,700,000, $1,000,000, $839,000 and $0.06, respectively.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain statements contained in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" regarding matters that are not historical facts (including statements as to the beliefs or expectations of the Company) are forward-looking statements. Because such forward-looking statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. For example, uncertainty continues to exist as to future levels and volatility of oil and gas price expectations and their effect on drilling levels and demand for the Company's energy related products, the future impact of industry-wide draw-downs of inventories and future import levels. Uncertainty also exists as to the trend and direction of both product pricing and purchased steel costs. Reference is made to the "Risk Factors" discussed in Exhibit 99.1 of Maverick's Form 10-K for its fiscal year ended September 30, 1998.

OVERVIEW

The Company's products consist of Electric Resistance Welded (ERW) Oil Country Tubular Goods (OCTG) and line pipe which are sold primarily to distributors who supply end users in the energy industry and structural tubing and standard pipe which are sold primarily to service centers who supply end users in construction, transportation, agriculture and other industrial uses. Demand for the Company's energy related products depends primarily upon the number of oil and natural gas wells being drilled in the United States and Canada, the depth and drilling conditions of these wells, and the number of well completions, which are in turn primarily dependent on oil and natural gas prices. Domestic consumption of OCTG is supplied by domestic and foreign pipe producers and draw-downs of existing inventories held by distributors and end users. Demand for the Company's industrial related products depends on the general level of economic activity in the United States and draw-downs of existing inventories.

According to published reports, domestic drilling, the primary factor in determining demand for the Company's OCTG products, remained relatively constant from fiscal 1997 to fiscal 1998. Gas related drilling increased 11.1% and oil related drilling declined 16.6%. Average energy prices decreased during fiscal 1998, with gas decreasing 8.5% and oil decreasing 25.7%. The decreases in energy prices had a negative effect on drilling levels in the third and fourth quarter of fiscal 1998 with the rig count falling by 7.4% and 20.0%, respectively. At the end of fiscal 1998, drilling was at 754 rigs, down 24.4% from its fiscal 1997 year-end level of 998 rigs. Management estimates that consumption of OCTG per rig rose by an estimated 3.0% during fiscal 1998 due to increased rig efficiency and higher completion rates.

Competition from imports increased during fiscal 1998 from a 17.2% market share in 1997 to 18.7%. Management believes that this increase is primarily attributable to higher OCTG prices in the United States during the first six months of the year. Industry inventory build positively impacted demand, as increases in inventories resulted in additional demand of 3.1% of total domestic OCTG consumption. However, this is significantly below the 14.2% demand from inventory build in 1997, reflecting the downturn in drilling in 1998 as compared to increased drilling activity during 1997. Management believes that the ratio of inventories to current consumption rates is out of balance at fiscal year-end 1998, as months of supply of inventory have increased by approximately 30% to
7.3 months.


As a result of relatively constant drilling activity, increased imports, and a relatively small increase in inventories, management estimates that total domestic shipments of OCTG declined during fiscal 1998 by 11.5% as compared to fiscal 1997. Maverick's shipments of OCTG were down 21.5% primarily due to decreased exports to Canada, where the downturn in drilling was more significant than in the United States. Management estimates that Maverick's domestic OCTG market share decreased to 13% during fiscal 1998 from 14% during fiscal 1997.

Published information suggests that demand for line pipe was also up during fiscal 1998 by an estimated 27.1%. However, domestic shipments only rose by 21.1% as import competition rose from 37.4% to 40.3%.

Management estimates that the demand for structural tube products (commonly referred to as hollow structural sections or HSS) of the type produced by the Company increased by 13.1% in fiscal 1998 and total domestic producer shipments rose by 13.0% as import market share remained relatively constant. According to published reports, the standard pipe market demand increased 4.1%, while total domestic producer shipments declined by 0.6% as the import market share increased from 24.9% to 28.3%.

Pricing of the Company's products was mixed during the year. Pricing of OCTG rose by approximately 4.9% due to increased product pricing early in the year and a favorable product mix. However, OCTG pricing during the fourth fiscal quarter was down 3.4%. Line and standard product pricing decreased by 4.5% and 2.7%, respectively, primarily due to high levels of imports in fiscal 1998. Structural product pricing remained relatively constant.

Steel costs included in cost of goods sold decreased during fiscal 1998 by $18 per ton, or 5.3%. Replacement costs for steel fluctuated during the year as the cost increased by $10 per ton in February and remained at that level until July. However, the Company's major supplier of steel has announced three price decreases since mid-September, reducing the Company's current replacement cost of steel by $50 per ton. Based on year-end inventory levels and the recently announced price decreases, the Company estimates that such price reductions will be fully reflected in the Company's cost of goods sold in the third quarter of fiscal 1999. The supply of steel in the United States has increased dramatically in 1998, primarily due to previous capacity additions and increased import levels due largely to the strengthening of the dollar in comparison to other world currencies. The Company anticipates that these market conditions should help keep steel costs relatively low during 1999. However, steel trade cases filed with the International Trade Commission in September, 1998 could negatively impact the Company's future replacement cost of steel.

The OCTG market conditions described above impacted the Company and its competitors significantly during 1998, as sales were substantially reduced later in the year due to the rapid fall in oil prices and the resulting significant decrease in drilling activity. Consequently, industry-wide inventory levels were excessive. Inventory reductions in the fourth fiscal quarter sharply reduced domestic shipments. As the Company's recent experience indicates, oil and gas prices are volatile and can have a substantial effect upon drilling levels and resulting demand for the Company's energy related products. Uncertainty also exists as to the future demand levels and pricing for HSS and other industrial related products. Although the Company believes that drilling activity will ultimately recover from the currently depressed level, no assurance can be given regarding the timing and extent of such recovery.

RESULTS OF OPERATIONS

The following table sets forth, for the periods presented, certain information relating to the operations of the Company expressed as a percentage of net sales:

                                         Year Ended September 30,
                                      1998              1997             1996
Net sales                            100.0%            100.0%           100.0%

Cost of goods sold                    87.4              86.9             89.2
                                   ------------------------------------------

Gross profit                          12.6              13.1             10.8

Selling, general and
   administrative                      5.0               4.8              5.0

Loss on write-down of software
   development costs                    .6                --               --
                                        ----------------------------------------

Total selling, general and
   administrative                      5.6               4.8              5.0
                                       --------------------------------------

Income from operations                 7.0               8.3              5.8

Interest expense, net                   .7                .7              1.2
                                   ------------------------------------------

Income before
   income taxes                        6.3               7.6              4.6

Provision for income taxes             2.0               2.5               .9
                                   ------------------------------------------

Net income                             4.3               5.1              3.7
                                   ==========================================

Fiscal Year Ended September 30, 1998 Compared to Fiscal Year Ended September 30, 1997

Overall Company

In fiscal 1998, net sales decreased $25.7 million, or 8.8%, from the preceding fiscal year. These results were attributable primarily to a decrease of 8.9% in total product shipments, from 469,958 tons in fiscal 1997 to 428,216 tons in fiscal 1998. Overall average selling prices remained relatively constant during fiscal 1998.

Cost of goods sold decreased $20.8 million, or 8.2%, in fiscal 1998 as compared to fiscal 1997. The overall decrease was due primarily to decreased product shipments. However, the overall unit cost per ton of products sold increased 0.7% (from an average of $538 to $542 per ton) in fiscal 1998. This increase was due primarily to an increase in conversion costs from a higher costing product mix and less favorable fixed cost absorption due to lower production. The increase in conversion costs was mostly offset by a decrease in steel costs by $18 per ton, or 5.3% in fiscal 1998. See "Overview."

Gross profit decreased $4.9 million, or 12.8%, in fiscal 1998 as compared to fiscal 1997. Gross profit as a percentage of net sales was 12.6% for fiscal 1998, as compared to 13.1% for fiscal 1997.

Selling, general and administrative expenses increased $849,000, or 6.1%, from fiscal 1997 to fiscal 1998. These expenses increased principally as a result of the write-down of software development costs of $1.6 million in fiscal 1998. These costs were also increased by higher sales commissions on industrial products sales and partially offset by decreased employee incentive compensation and decreased selling expenses related to lower energy sales volumes. Selling, general and administrative expenses as a percentage of net sales increased from 4.8% in fiscal 1997 to 5.6% in fiscal 1998.

Interest expense decreased $336,000, or 16.3%, in fiscal 1998 as compared to fiscal 1997 as a result of decreased average borrowings, decreased interest rates and additional amounts of interest expense capitalized on additions to property, plant and equipment. The decreased borrowings were principally the result of principal repayments from funds generated from operations.

The provision for income taxes decreased $1.9 million in fiscal 1998 as compared to fiscal 1997 as a result of the reduced level of income before income taxes recorded in fiscal 1998, as compared to fiscal 1997. As permitted under the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," realization of the Company's deferred tax asset related to net operating loss carryforwards depends on generating sufficient taxable income prior to their expiration. Management believes that based on historical results, it is more likely than not that the Company will generate sufficient future taxable income to realize the deferred tax assets related to net operating losses prior to their expiration.

At September 30, 1998, the Company had available net operating loss carryforwards of $2.3 million which it may use to offset future taxable income, of which $1.2 million is available in 1999. In addition, at September 30, 1998, the Company had alternative minimum tax credit carryforwards of $598,000 available for income tax purposes. See Note 8 of the Notes to the Consolidated Financial Statements as of September 30, 1998.

As a result of the foregoing factors, net income decreased $3.5 million from net income of $14.9 million, or $0.97 diluted earnings per share, in fiscal 1997 to net income of $11.4 million, or $0.73 diluted earnings per share, in fiscal 1998.

Energy Products Segment

Energy product sales decreased $39.0 million, or 17.4%, from the preceding fiscal year. OCTG product shipments decreased 66,282 tons, or 21.5%, from 308,428 to 242,146. The Company's domestic shipments of OCTG fell 14.7% due to excessive levels of industry inventory and a declining rig count throughout the fiscal year. The Company's export sales, primarily to Canada, decreased by 37.1%, from 41,092 tons in fiscal 1997 to 25,866 tons in fiscal 1998, as Canadian drilling activity fell from 410 rigs at the end of fiscal 1997 to 187 at the end of fiscal 1998. Line pipe shipments decreased by 20.4% principally due to increased import penetration. The average selling price for energy products was $702, an increase of $34 per ton. The increase was principally due to higher product pricing early in the year and improved mix of higher value products.

Energy products cost of goods sold decreased $30.6 million, or 15.9%, from the preceding fiscal year. Gross profit for energy products decreased approximately $8.4 million or 27.0%. Energy products gross profit percentage was 12.3%, as compared to 13.9% in fiscal 1997.

Industrial Products Segment

Industrial products sales increased $13.4 million, or 19.9%, from the preceding fiscal year. Industrial products shipments increased 22.2%, from 135,029 tons in fiscal 1997 to 164,973 tons in fiscal 1998. The average selling price of industrial products was $488, a decrease of $10 per ton. This decrease was principally due to the decline in standard pipe pricing caused by an increase in the level of imported product.

Industrial products costs of goods sold increased $9.8 million, or 16.3%, from the preceding fiscal year. Industrial products gross profit increased $3.5 million, or 49.9%. The improved gross profit was primarily attributable to declining steel costs and improved operating efficiencies during fiscal 1998, partially offset by slightly lower selling prices. Industrial products gross profit percentage was 13.1%, as compared to 10.5% in fiscal 1997.

Fiscal Year Ended September 30, 1997 Compared to Fiscal Year Ended September 30, 1996

Overall Company

In fiscal 1997, net sales increased $86.9 million, or 42.5%, from the preceding fiscal year. These results were attributable primarily to an increase of 36.1% in total product shipments, from 345,232 tons in fiscal 1996 to 469,958 tons in fiscal 1997. Total sales and total shipments were positively impacted by Maverick's strengthened position in the industrial products market. Overall average selling prices increased during fiscal 1997 by 4.7% (from an average of $591 to $619 per ton). This increase augmented the increase in volume of total sales.

Cost of goods sold increased $70.8 million, or 38.9%, in fiscal 1997 as compared to fiscal 1996. The overall increase was due primarily to increased product shipments. However, the overall unit cost per ton of products sold increased 2.0% (from an average of $527 to $538 per ton) in fiscal 1997. This increase was due primarily to an increase in delivered steel costs in the first half of fiscal 1997, resulting in an increase in the average prime steel cost of goods sold of $17 per ton. See "Overview." The increase in steel costs was offset somewhat by the operating efficiencies achieved by Maverick and improved fixed cost absorption.

Gross profit increased $16.1 million, or 72.8%, in fiscal 1997 as compared to fiscal 1996. Gross profit as a percentage of net sales was 13.1% for fiscal 1997, as compared to 10.8% for fiscal 1996.

Selling, general and administrative expenses increased $3.7 million, or 36.9%, from fiscal 1996 to fiscal 1997. These expenses increased principally as a result of increased employee incentive compensation, salary increases, increased selling expenses related to higher sales volumes and the increase in sales commissions on industrial products. Selling, general and administrative expenses as a percentage of net sales decreased from 5.0% in fiscal 1996 to 4.8% in fiscal 1997.

Interest expense decreased $455,000, or 18.0%, in fiscal 1997 as compared to fiscal 1996 as a result of decreased borrowings. The decreased borrowings were principally the result of principal repayments from internally generated funds.

The provision for income taxes increased $5.5 million in fiscal 1997 as compared to fiscal 1996 as a result of the Company generating $12.8 million in additional income before income taxes in fiscal 1997, as compared to fiscal 1996.

As a result of the foregoing factors, net income increased $7.4 million from net income of $7.5 million, or $0.51 per share, in fiscal 1996 to net income of $14.9 million, or $0.97 per share, in fiscal 1997.

Energy Products Segment

Energy product sales increased $76.3 million, or 51.7%, from the preceding fiscal year. OCTG product shipments increased 108,036 tons, or 53.9%. During fiscal 1997, an increase in consumption of OCTG resulted from the average rig count rising by 146 or 19.2% and a build in existing inventories held by distributors. Also export sales, primarily to Canada, increased by 95.8%, from 20,985 tons in fiscal 1996 to 41,092 tons in fiscal 1997, as Canadian drilling rose by 18.8%. Line pipe shipments decreased by 12.0% principally due to lack of available capacity at Maverick. The average selling price for energy products was $668, an increase of $28 per ton. The increase was principally due to higher product pricing and improved sales of higher value products.

Energy products cost of goods sold increased $62.3 million, or 47.7%, from the preceding fiscal year. Gross profit for energy products increased approximately $14.1 million or 82.3%. Energy products gross profit percentage was 13.9%, as compared to 11.6% in fiscal 1996.

Industrial Products Segment

Industrial products sales increased $10.6 million, or 18.6%, from the preceding fiscal year. Industrial products shipments increased 17.7%, from 114,728 tons in fiscal 1996 to 135,029 tons in fiscal 1997. The average selling price of industrial products was $498, an increase of $4 per ton. This increase was principally due to improved product pricing.

Industrial products costs of goods sold increased $8.5 million or 16.5%, from the preceding fiscal year. Industrial products gross profit increased $2.0 million or 40.3%. The improved gross profit percentages were primarily attributable to improved product pricing and improved operating efficiencies during fiscal 1997. Industrial products gross profit percentage was 10.5%, as compared to 8.9% in fiscal 1996.

LIQUIDITY AND CAPITAL RESOURCES

Working capital at September 30, 1998 was $60.4 million and the ratio of current assets to current liabilities was 3.3 to 1, as compared to September 30, 1997 when working capital was $45.0 million and the current ratio was 1.7 to 1. The increase in working capital was principally due to a $19.2 million decrease in accounts payable, a $3.5 million decrease in accrued expenses and a $12.7 million decrease in deferred revenue, partially offset by a $12.2 million decrease in accounts receivable and a $7.8 million decrease in inventories. The above changes in accounts receivable, inventories, accounts payable, accrued expenses and deferred revenue are due to the decreased volume of energy business, particularly in the last half of the fiscal year. Cash provided by operating activities for fiscal 1998 was $3.1 million. The primary source of cash was net income, exclusive of the impact of non cash items (primarily depreciation, amortization and deferred income tax expense) of $18.7 million.

During fiscal 1997 and 1996, net cash provided by operations was $16.7 million and $14.2 million, respectively. In these years, the net cash provided by operations was primarily used to fund capital expenditures and the pay-down of net long-term borrowings.

Cash used in investing activities in fiscal 1998, 1997 and 1996 was $22.2 million, $9.4 million and $5.5 million, respectively. This use was primarily for purchases of property, plant, and equipment of $22.2 million (of which $11.5 million was spent on the purchase of the production facility for cold drawn mechanical tubing), $9.5 million and $5.5 million during fiscal 1998, 1997 and 1996, respectively.

During fiscal 1998, 1997 and 1996, cash provided (used) by financing activities was $17.0 million, ($5.0) million and ($8.6) million. Cash provided by financing activities in fiscal 1998 was primarily attributable to a $17.4 million net increase in the Company's Revolving Credit Facility used to fund the purchase of the production facility for cold drawn mechanical tubing and other working capital needs. The increase in the Company's Revolving Credit Facility was offset by other regularly scheduled term debt payments. Cash used by financing activities in fiscal 1997 was primarily attributable to the pay-off of a $3.7 million term note used to finance the relocation of the energy facility to Arkansas, a $3.3 million net decrease in the Company's Revolving Credit Facility and other regularly scheduled term debt payments. These debt pay-downs were partially offset by $2.5 million of proceeds from the exercise of stock options. The cash used by financing activities in fiscal 1996 was primarily attributed to the pay-off of a $5.5 million term note (the proceeds of which were used in 1995 to finance the structural facility) and a $1.8 million net pay-down of the Company's Revolving Credit Facility.

The Company's capital budget for fiscal 1999 is $16.5 million, which will be used to complete and enhance the newly purchased cold drawn mechanical tube facility, acquire new equipment for its existing manufacturing facilities and to purchase and install a new enterprise resource planning system. The Company expects that it will meet its ongoing working capital and capital requirements from a combination of cash flow from operations, including a $5.1 million income tax refund, which constitutes its primary source of liquidity, and available borrowings under its Revolving Credit Facility.

In September 1998, the Company entered into a new Revolving Credit Facility. The Revolving Credit Facility provides for maximum borrowings up to the lesser of the eligible borrowing base or $50.0 million, and bears interest at either the prevailing prime rate or the Eurodollar rate, adjusted by an interest margin, depending upon certain financial measurements. The Revolving Credit Facility is secured by the Company's accounts receivable and inventories and will mature on September 30, 2003. As of September 30, 1998, the applicable interest rate was
6.61 percent per annum, and the Company had $4.9 million in additional available borrowings under the Revolving Credit Facility. The Company anticipates that the borrowing base will expand during the year as the cold drawn mechanical tubing facility starts operations in the first quarter of fiscal 1999, thereby generating accounts receivable and inventory balances. As of September 30, 1998, the Company had $748,000 in cash and cash equivalents.

Year 2000 Readiness Disclosure

The Company is in the implementation phase of its conversion to a new Year 2000 compliant enterprise resource planning system which will replace and upgrade many of the Company's older information systems, some of which are not Year 2000 compliant. The integrated information provided by this new system will enhance the Company's ability to make more informed decisions regarding sales and inventory, optimize inventory levels and minimize costs. Implementation is expected to be completed by the fourth fiscal quarter of 1999. The total cost of the system implementation, including the cost of software and related internal cost, is expected to be $4.7 million, of which approximately $700,000 has been expended through September 30, 1998. In addition, the Company is performing a separate evaluation of its other systems, including its manufacturing related systems, for Year 2000 compliance and is contacting its significant customers, suppliers and vendors to determine their Year 2000 compliance. Business interruption caused by these suppliers could negatively impact the Company's operations. These evaluations and the conversion of these systems (if necessary) are also expected to be completed in the same time frame as the implementation of the Company's new enterprise resource planning system and the cost of these procedures is not expected to be material.


Although the Company believes that the plans described above will address its Year 2000 issues and as a result, the Company will not be significantly impacted by it, the Company has established a contingency plan to address non-compliance issues. This plan involves the utilization of various manual procedures that bypass computer applications and may be utilized in the event of a significant system shutdown or if the Company faces problems with its customers, suppliers or vendors. If the Company is required to implement its contingency plan, such action could have an adverse effect on the operations, liquidity and financial condition of the Company.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                                         Maverick Tube Corporation
                                              and Subsidiaries
                                        Consolidated Balance Sheets
                                     (In thousands, except share data)
                                                                                          September 30

                                                                                 1998                  1997
Assets
Current assets:
   Cash and cash equivalents                                           $           748         $        2,886
   Accounts receivable, less allowances of $391
      and $388 in 1998 and 1997, respectively                                   15,515                 27,714
   Inventories                                                                  61,685                 69,436
   Deferred income taxes                                                         1,827                  5,104
   Income taxes refundable                                                       5,078                     --
   Prepaid expenses and other current assets                                     1,200                    798
                                                                       ----------------        --------------
Total current assets                                                            86,053                105,938

Property, plant and equipment                                                   69,879                 55,506
Other assets                                                                       953                    620
                                                                       ---------------         --------------
                                                                       $       156,885         $      162,064
                                                                       ===============         ==============
Liabilities and Stockholders' Equity
Current liabilities:
   Accounts payable                                                    $        12,301         $       31,477
   Accrued expenses and other liabilities                                        9,153                 12,614
   Deferred revenue                                                              3,584                 16,251
   Current maturities of long-term debt                                            653                    604
                                                                       ---------------         --------------
Total current liabilities                                                       25,691                 60,946

Long-term debt, less current maturities                                          8,226                  8,879
Revolving credit facility                                                       27,400                 10,000
Deferred income taxes                                                            5,505                  4,371
Commitments and contingencies (Notes 5, 11 and 12)                                  --                     --

Stockholders' Equity:
Preferred stock, $.01 par value; 5,000,000
   authorized shares                                                                --                     --
Common stock, $.01 par value; 40,000,000
   authorized shares; 15,437,474 and 15,410,974
   shares issued and outstanding in 1998 and 1997,
   respectively                                                                    154                    154
Additional paid-in capital                                                      44,216                 43,406
Retained earnings                                                               45,693                 34,308
                                                                       ---------------         --------------
                                                                                90,063                 77,868
                                                                       ---------------         --------------
                                                                       $       156,885         $      162,064
                                                                       ===============         ==============

See accompanying notes.


                            Maverick Tube Corporation
                                and Subsidiaries
                        Consolidated Statements of Income
                      (In thousands, except per share data)


                                                      Year ended September 30
                                                  1998      1997          1996

Net sales                                      $265,389   $291,060     $204,182
Cost of goods sold                              232,038    252,803      182,042
                                               ---------------------------------
Gross profit                                     33,351     38,257       22,140

Selling, general and administrative              14,815     13,966       10,198
Income from operations                           18,536     24,291       11,942
Interest expense                                 (1,731)    (2,067)      (2,522)
                                               ---------------------------------
Income before income taxes                       16,805     22,224        9,420

Provision for income taxes                        5,420      7,339        1,882
                                               ---------------------------------
Net income                                     $ 11,385   $ 14,885     $  7,538
                                               =================================

Basic earnings per share                       $    .74   $    .99     $    .50
                                               =================================
Diluted earnings per share                     $    .73   $    .97     $    .50
                                               =================================

See accompanying notes.


                            Maverick Tube Corporation
                                and Subsidiaries
                 Consolidated Statements of Stockholders' Equity
                        (In thousands, except share data)


                                                                Common Stock
                                            ------------------------------------------------------------------------
                                                                                   Additional
                                                                                     Paid-in     Retained Earnings
                                                  Shares            Amount           Capital
                                            ------------------------------------------------------------------------

Balance at October 1, 1995                       14,880,458          $149           $ 37,469            $11,885
   Net income                                            --            --                --               7,538
   Exercise of stock options                         63,684             1               205                  --
                                            ------------------------------------------------------------------------
Balance at September 30, 1996                    14,944,142           150             37,674             19,423
   Net income                                            --            --                 --             14,885
   Exercise of stock options                        466,832             4              2,482                 --
   Tax benefit associated with the
      exercise of nonqualified stock
      options                                            --            --              3,250                 --
                                            ------------------------------------------------------------------------
Balance at September 30, 1997                    15,410,974           154             43,406             34,308
   Net income                                            --            --                 --             11,385
   Exercise of stock options                         26,500            --                162                 --
   Tax benefit associated with the
      exercise of nonqualified stock
      options                                            --            --                648                 --
                                            ------------------------------------------------------------------------
Balance at September 30, 1998                    15,437,474          $154           $ 44,216            $45,693
                                            ========================================================================

See accompanying notes.

                            Maverick Tube Corporation
                                and Subsidiaries
                      Consolidated Statements of Cash Flows
                                 (In thousands)

                                                                            Year ended September 30
                                                                    1998               1997             1996
                                                              -----------------------------------------------------

Operating activities
Net income                                                       $    11,385      $    14,885       $    7,538
Adjustments to reconcile net income to net cash provided by
   operating activities:
     Depreciation and amortization                                     6,172            5,697            5,201
     Deferred income taxes                                             1,161            2,577              585
     Provision for losses on accounts receivable                           3               44              339
     Loss (gain) on sale of equipment                                     49               50               (3)
     Loss on write-down of software development costs
                                                                       1,605               --               --
     Changes in operating assets and liabilities:
       Accounts receivable                                            12,196           (9,358)             175
       Inventories                                                     7,751          (18,812)         (17,352)
       Prepaid expenses and other current assets                      (1,582)              59                5
       Other assets                                                     (381)             (67)             207
       Accounts payable                                              (19,176)           8,435            5,623
       Accrued expenses and other liabilities                         (3,461)           5,136            3,746
       Deferred revenue                                              (12,667)           8,075            8,176
                                                              -----------------------------------------------------
Cash provided by operating activities                                  3,055           16,721           14,240

Investing activities
   Expenditures for property, plant and equipment                    (10,717)          (9,537)          (5,497)
   Expenditures for purchase of production facility                  (11,464)              --               --
   Proceeds from disposals of equipment                                   30               96                3
Collection of notes receivable                                            --               18               15
                                                              -----------------------------------------------------
Cash used by investing activities                                    (22,151)          (9,423)          (5,479)
Financing activities
Proceeds from long-term borrowings and notes                         121,000            92,400          64,250
   Principal payments on long-term borrowings and notes
                                                                    (104,204)          (99,911)        (73,095)

                                                              -----------------------------------------------------
                                                                      16,796            (7,511)         (8,845)
Proceeds from exercise of stock options                                  162             2,486             206
                                                              -----------------------------------------------------
Cash provided (used) by financing activities                          16,958            (5,025)         (8,639)

                                                              -----------------------------------------------------
Increase (decrease) in cash and cash equivalents                      (2,138)            2,273             122
Cash and cash equivalents at beginning of year                         2,886               613             491
                                                              -----------------------------------------------------

Cash and cash equivalents at end of year                         $       748       $     2,886      $      613
                                                              =====================================================


Supplemental  disclosures  of cash flow  information:
Cash paid during the year for:
     Interest (net of amounts capitalized of $355,
       $268 and $81)                                             $     1,733       $     2,138      $    2,677
     Income taxes                                                $     6,242       $     4,020      $    1,370

See accompanying notes.

                   Maverick Tube Corporation and Subsidiaries

1. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Maverick Tube Corporation and its wholly owned subsidiaries (collectively referred to as the Company). All significant intercompany accounts and transactions have been eliminated.

Revenue Recognition

The Company records revenue from product sales when the product is shipped from its facilities. Prior to January 1, 1996, the Company had recorded revenue on the sale of energy products to certain customers at the time the goods were set aside for storage at the customer's request. Included in the results of operations for the year ended September 30, 1996 was a one-time effect of this change in practice which resulted in a reduction in net sales, gross profit, net income and basic and diluted net income per common share of $8,700,000, $1,000,000, $839,000 and $0.06, respectively.

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

Stock-Based Compensation

As permitted by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," the Company follows Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its director and employee stock options. The Company grants stock options for a fixed number of shares to directors and employees with an exercise price equal to the fair value of the shares at the time of the grant. Accordingly, the Company has not recognized compensation expense for any of its stock option grants. If the Company had elected to recognize compensation cost based on the fair value of the options granted at the grant date as prescribed by SFAS No. 123, net income and earnings per share for 1998, 1997 or 1996 would not have been reduced by a material amount. The compensation cost associated with the fair value of the options calculated in 1998, 1997 and 1996 is not necessarily representative of the potential effects on reported net income in future years.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to periodically make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Earnings per Common Share

Effective December 31, 1997, the Company adopted SFAS No. 128, "Earnings per share." SFAS No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and dilutive earnings per share. Basic earnings per share excludes any dilutive effects of options. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts have been presented, and where appropriate, restated to conform to the SFAS No. 128 requirements.

The reconciliation for diluted earnings per share for years ended September 30, 1998, 1997 and 1996 is as follows (in thousands):
                                               1998         1997          1996
                                             -----------------------------------

Average shares outstanding utilized in the
   computation of basic earnings per share   15,437        15,018         14,940

Dilutive effect of outstanding stock options    127           264             60
                                             -----------------------------------

Average shares utilized in
   the computation of diluted
   earnings per share                        15,564        15,282         15,000
                                             ===================================

Net income used in basic and diluted
   earnings per share                       $11,385       $14,885         $7,538
                                             ===================================

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

In 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 specifies the presentation and disclosure requirements for business segment information. The Company is required to adopt this statement in fiscal 1999 and has determined that SFAS No. 131 will have no significant impact on the Company's disclosures.

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

2.  Purchase of Production Facility

On September 18, 1998, the Company acquired assets that will be used in the production of cold drawn tubular products at a production facility in West Mayfield, Pennsylvania from PMAC, Ltd. for $11,464,000. This facility is expected to begin production during the Company's first quarter of fiscal 1999.

3.  Write-Down of Software Developments Costs

During the year ended September 30, 1998, the Company recorded a pretax charge of $1,605,000 in selling, general and administrative expense for the write-down of certain software development costs relating to information systems being replaced by a new enterprise resource planning system.

4.  Stock Split

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


5. Long-Term Debt and Revolving Credit Facility

Long-term debt and revolving credit facility at September 30, 1998 and 1997 consists of the following (in thousands):

                                                                                  1998           1997
                                                                             ------------------------------

Capital lease  obligation,  secured by property,  plant and equipment
(net book value  $9,359,000  at September 30,  1998);  payable in monthly  installments (including interest at 8.0%) of $59,479; final
payment due on August 1, 2007                                                   $    4,540    $     4,875


Capital  lease  obligation,  secured  by  property  and plant  (net book  value $6,629,000 at September 30, 1998); interest of 7.5%
payable monthly;  payable in monthly  principal  installments of approximately  $20,000 (plus interest) commencing on March 1, 1996;
increasing to $31,250 in years two through seven and  increasing to $240,417 in year eight;  final payment due on February 1, 2004
                                                                                     4,339          4,608
Revolving credit notes, secured by all accounts receivable and inventories;  due on  September  30,  2003;  interest  payable monthly at either  prime or the Eurodollar  rate,  adjusted by an interest  margin,  depending  upon  certain financial measurements
                                                                                    27,400         10,000
                                                                             ------------------------------
                                                                                    36,279         19,483
Less current maturities                                                               (653)          (604)
                                                                             ------------------------------
                                                                                $   35,626    $    18,879
                                                                             ==============================


In September 1998, the Company entered a new revolving credit facility. The new revolving credit agreement provides for advances up to the lesser of $50,000,000 or the eligible borrowing base as defined in the facility agreement. At September 30, 1998, there was $27,400,000 outstanding under this line of credit at an interest rate of 6.61 percent. In addition, the Company had an outstanding letter of credit under this revolving credit agreement of $350,000 at September 30, 1998 (which expires in September 1999). Additional available borrowings at that date were $4,913,000. The agreement includes restrictive covenants relating to levels of funded debt and other financial measurements and restricts the amount of dividends that can be paid on common stock. The revolving



5.  Long-Term Debt and Revolving Credit Facility (continued)

credit agreement requires an annual commitment fee based upon certain financial measurements.

The present value of future minimum lease payments under the capital lease obligations as of September 30, 1998 is as follows (in thousands):

                                                              Present Value
                        Total Minimum                         Minimum Lease
                        Lease Payments        Interest          Payments
                        --------------------------------------------------

1999                    $ 1,313                 $660                  $653
2000                      1,320                  612                   708
2001                      1,315                  555                   760
2002                      1,315                  493                   822
2003                      2,711                  371                 2,340
Thereafter                4,072                  476                 3,596
                        --------------------------------------------------
                        $12,046              $ 3,167               $ 8,879
                        ==================================================

Property, plant and equipment at September 30, 1998 and 1997 include $18,295,000 and $17,483,000, respectively, under leases that have been capitalized. Accumulated depreciation for these assets was $2,307,000 and $1,815,000 at September 30, 1998 and 1997, respectively.

The fair value of the Company's long-term debt is based on estimates using discounted cash flow analyses, based on quoted market prices for similar issues. The estimated fair value of debt at September 30, 1998 was $36,802,000.

6. Property, Plant and Equipment

Property, plant and equipment at September 30, 1998 and 1997 consist of the following (in thousands):

                                                            1998           1997
                                                --------------------------------

    Land                                              $   1,520       $   1,519
    Land and leasehold improvements                       1,132             521
    Buildings                                            23,392          22,212
    Transportation equipment                              1,356           1,204
    Machinery and equipment                              71,534          54,470
    Furniture and fixtures                                2,838           2,780
                                                --------------------------------
                                                        101,772          82,706
    Less accumulated depreciation                       (31,893)        (27,200)
                                                --------------------------------
                                                      $  69,879       $  55,506
                                                ================================

7. Inventories

Inventories at September 30, 1998 and 1997 consist of the following (in thousands):

                                                       1998            1997
                                                --------------------------------

Finished goods                                         $  34,674      $  41,188
Work-in-process                                            2,868          3,589
Raw materials                                             12,042         14,065
In-transit materials                                       7,003          6,911
Storeroom parts                                            5,098          3,683
                                                --------------------------------
                                                       $  61,685      $  69,436
                                                ================================

Finished   goods  at  September  30,  1998  and  1997  include   $3,538,000  and
$13,590,000, respectively of customer-obligated inventory.

8. Income Taxes

The components of the provision for income taxes for the years ended September 30, 1998, 1997 and 1996 are as follows (in thousands):

                                              1998          1997          1996
                                         ---------------------------------------

Current:
   Federal                                $  4,120        $3,804     $   1,297
   State                                       139           958            --
Deferred                                     1,161         2,577           585
                                         ---------------------------------------
                                          $  5,420        $7,339      $  1,882
                                         =======================================

The difference between the effective income tax rate and the U.S. federal income tax rate for the years ended September 30, 1998, 1997 and 1996 is explained as follows (in thousands):

                                                1998         1997          1996
                                           -------------------------------------

Provision at statutory tax rate            $  5,714      $  7,845      $  3,203
State and local taxes, net of federal
tax benefit                                     139           958            --
Alternative minimum tax                          --          (510)        1,282
Operating loss carryforwards                     --            --        (1,192)
Decrease in valuation allowance                  --        (1,147)       (1,590)
Benefit of foreign sales corporation           (354)           --            --
Other items                                     (79)          193           179
                                           -------------------------------------
                                           $  5,420      $  7,339      $  1,882
                                           =====================================

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

Temporary differences which give rise to deferred tax assets and liabilities at September 30, 1998 and 1997 are as follows (in thousands):

                                                           1998           1997
                                                         ----------------------
Deferred tax assets:
      Various accrued liabilities and reserves           $1,280          $1,419
      Net operating loss carryforwards                      818           1,288
      Alternative minimum tax carryforwards                 598             390
      Tax benefit associated with the exercise
         of nonqualified stock options                       --           3,250
                                                         ------          ------
         Total deferred tax assets                        2,696           6,347

Deferred tax liabilities:
      Accelerated depreciation                            5,712           5,101
      Asset valuations                                      662             513
                                                         ------          ------
         Total deferred tax liabilities                   6,374           5,614
                                                         ------           -----
         Net deferred tax assets (liabilities)          $(3,678)         $  733
                                                         ======          ======

The Company has available acquired net operating loss carryforwards of $2,320,000 at September 30, 1998 which it may use to offset future taxable income. The acquired net operating loss carryforwards are limited to approximately $1,160,000 annually. Any unused amounts can be carried forward to increase the limitation in the following taxable year. These net operating loss carryforwards expire in 2000. The total carryforwards will be applied to financial statement earnings after temporary differences. At September 30, 1998, the Company had alternative minimum tax credit carryforwards of $598,000 available for income tax purposes. These credit carryforwards do not expire.

9. Defined Contribution Plans

The Company sponsors a defined contribution 401(k) plan that is available to substantially all employees. The plan may be amended or terminated at any time by the Board of Directors. The Company, although not required to, has provided matching contributions to the plan for the years ended September 30, 1998, 1997 and 1996 of $704,000, $590,000 and $343,000, respectively.

The Company also began sponsoring two deferred compensation plans covering officers and key employees in 1996. One plan provides for discretionary contributions based solely upon the Company's profitability and the individuals' gross wages. The other plan provides for fixed contributions to certain officers of the Company. The Company contribution to these plans for the years ended September 30, 1998, 1997 and 1996 was $310,000, $200,000 and $192,000,
respectively.

10. Segment Information

The following table sets forth data for the years ended September 30, 1998, 1997 and 1996 for the reportable industry segments of energy products and industrial products. Intersegment sales are not material. Identifiable assets are those used in the Company's operations in each segment.

                                     Energy         Industrial
                                    Products         Products          Corporate          Total
1998:

Net sales                         $184,824          $80,565             $    --        $265,389

Operating income (loss)             14,680            5,461              (1,605)*        18,536

Identifiable assets                 99,357           46,095              11,433         156,885

Depreciation and amortization        4,255            1,448                 469           6,172

Capital expenditures                 7,512           12,186               2,483          22,181

1997:

Net sales                         $223,879          $67,181             $    --        $291,060

Operating income                    17,641            6,650                  --          24,291

Identifiable assets                116,433           34,565              11,066         162,064

Depreciation and amortization        3,760            1,455                 482           5,697

Capital expenditures                 8,385               363                  789         9,537

1996:

Net sales                         $147,555          $56,627             $    --        $204,182

Operating income                    10,529            1,413                  --          11,942

Identifiable assets                 87,091           32,033               6,432         125,556

Depreciation and amortization        3,375            1,331                 495           5,201

Capital expenditures                 3,757              894                 846           5,497

* During the year ended September 30, 1998, the Company recorded a pre-tax charge of $1.6 million in selling, general and administrative expense for the write-down of certain software development costs relating to information systems being replaced by a new enterprise resource planning system.

Transactions with one significant energy customer for the years ended September 30, 1998 and 1996 represented approximately 14 percent and 16 percent of total sales, respectively. Transactions with two significant energy customers for the year ended September 30, 1997 represented approximately 25 percent of total sales.

Export sales were $18,828,000, $26,665,000 and $13,244,000 for the years ended September 30, 1998, 1997 and 1996, respectively. These energy sales were primarily to Canadian customers.


11. Operating Leases

The Company rents office facilities and equipment under various operating leases. Future minimum payments under noncancellable operating leases with initial or remaining terms in excess of one year, are as follows at September 30, 1998 (in thousands):

                  1999                                $       2,142
                  2000                                        1,971
                  2001                                        1,687
                  2002                                        1,316
                  2003                                        1,357
                                                       -------------------
                                                      $       8,473
                                                       ===================

Rent expense for all operating leases was $1,937,000, $1,222,000 and $973,000 for the years ended September 30, 1998, 1997 and 1996, respectively.

12. Contingencies

Various claims, incidental to the ordinary course of business, are pending against the Company. In the opinion of management, after consultations with legal counsel, resolution of these matters is not expected to have a material effect on the accompanying financial statements.

13. Stock Option Plans

The Company sponsors two employee stock option plans (the "1990 Plan" and the "1994 Plan") allowing for incentive stock options and nonqualified stock options. The Company also sponsors a stock option plan for eligible directors (the "Director Plan") allowing for non-qualified stock options. The 1990 Plan, 1994 Plan and the Director Plan provide that 340,000, 1,000,000 and 200,000 shares, respectively, may be issued under the plans at an option price not less than the fair market value of the stock at the time the option is granted. The 1990 Plan, 1994 Plan, and the Director Plan expire in December 2000, November 1999 and November 2004, respectively. The options vest pursuant to the schedule set forth for each option. Effective August 29, 1997, the Compensation Committee of the Board of Directors removed the exercise restriction with respect to certain options granted in 1995 which made them immediately exercisable. At September 30, 1998 and 1997, 607,500 and 272,500 shares were available for grant under the option plans.

The fair value of the options granted was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for fiscal years ended September 30, 1998, 1997 and 1996, respectively: risk-free interest rate of 5.57%, 5.53% and 6.05%; no dividend payments expected; volatility factors of the expected market price of the Company's common stock of 0.555, 0.478 and 0.478; and a weighted-average expected life of the options of 7.2 years, 1.0 year and 4.7 years.

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

The following table summarizes option activity and related information for years ended September 30, 1998, 1997 and 1996:


                                                                       Weighted         Weighted
                                                     Shares Under       Average          Average
                                                         Option        Exercise Price  Fair Value

         Options outstanding at
            October 1, 1995                              798,000          $5.26
         Options exercised                               (63,684)          3.25
         Options expired                                (146,316)          5.37
         Options granted                                 284,000           5.29              $2.42
                                                         -------           ----
         Options outstanding at
            September 30, 1996                           872,000           5.39
         Options exercised                              (466,832)          5.33
         Options expired                                  (3,000)          5.92
         Options granted                                  37,500           8.50              $1.80
                                                          ------           ----
         Options outstanding at
            September 30, 1997                           439,668           5.71
         Options exercised                               (26,500)          6.13
         Options expired                                 (60,000)          5.31
         Options granted                                 125,000          15.11              $2.20
                                                         -------          -----
         Options outstanding at
            September 30, 1998                           478,168          $8.20
                                                         =======          =====


The following table summarizes information about fixed stock options outstanding at September 30, 1998:

                                                    Options Outstanding                    Options Exercisable
Range of                                 Weighted-Average   Weighted-                        Weighted-
Exercise                                  Remaining         Average                           Average
Prices                     Options     Contractual Life    Exercise Price          Options   Exercise Price

$4.00 to $5.88         181,986           3.4 years             $  4.57               71,986      $  5.44
$6.13 to $8.50         171,182           3.2                   $  7.00               81,182      $  7.42
$11.38 to $21.75       125,000           7.8                   $ 15.11               45,000      $ 21.75
---------------------------------------------------------------------------------------------------------
$4.00 to $21.75        478,168           4.5                   $  8.20              198,168      $  9.96
=========================================================================================================

14. Shareholder Rights Plan

In July 1998, the Company's Board of Directors adopted a common stock shareholder rights plan ("Right") which entitles each shareholder of record to receive a dividend distribution of common stock upon the occurrence of certain events. The Right becomes exercisable the day that a public announcement is made that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of common stock, or the tenth day following the commencement of a tender offer or exchange offer that would result in a person or a group becoming the beneficial owners of 20% or more of such outstanding share of common stock. When exercisable, each Right entitles the holder to purchase $100 worth of the Company's common stock for $50. Until a Right is exercised or exchanged, the holder thereof will have no rights as a shareholder of the Company, including, without limitation, the right to receive dividends. The Right is subject to redemption by the Company's Board of Directors for $.01 per Right at any time prior to the date which a person or group acquires beneficial ownership of 20% or more of the Company's common stock or subsequent thereto at the option of the Board of Directors. The Rights expire July 23, 2008.

15. Quarterly Financial Data (Unaudited)

The results of operations by quarter for 1998 and 1997 were as follows (in thousands):

                                                                 Quarter Ended
                                      December 31, 1997    March 31,      June 30, 1998     September 30,
                                                              1998                               1998
                                      ------------------------------------------------------------------------
 1998
 Net sales                                 $  86,479       $  70,548        $  56,590        $  51,773
 Gross profit                                 13,774          10,329            5,671            3,578
 Net income (loss)                             6,570           4,707            1,330           (1,221)*
 Basic earnings (loss) per    share
                                               .43              .30              .09              (.08)*
 Diluted earnings (loss) per share
                                               .42              .30              .09              (.08)*

                                                                 Quarter Ended
                                      December 31, 1996    March 31,      June 30, 1997      September 30,
                                                              1997                               1997
                                      -------------------------------------------------------------------------
 1997
 Net sales                                 $  64,190       $  66,920        $  74,669        $  85,281
 Gross profit                                  6,663           7,692            9,794           14,108
 Net income                                    2,608           2,978            3,938            5,361
 Basic earnings per share                      .18              .20              .26              .35
 Diluted earnings per share                    .18               .19              .25              .35

* During the quarter ended September 30, 1998, the Company recorded a pre-tax charge of $1.6 million in selling, general and administrative expense for the write-down of certain software development costs relating to information systems being replaced by a new enterprise resource planning system.


                         Report of Independent Auditors


Board of Directors and Stockholders
Maverick Tube Corporation

We have audited the accompanying consolidated balance sheets of Maverick Tube Corporation and subsidiaries as of September 30, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Maverick Tube Corporation and subsidiaries at September 30, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1998, in conformity with generally accepted accounting principles.


/s/ Ernst & Young

St. Louis, Missouri
October 28, 1998