Form 10-K, Exhibit 13
period 1999-09-30
MAVERICK TUBE CORPORATION
filed 1999-12-16
CIK 869087

EXHIBIT 13

MARKET FOR OUR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Principal Market

Our common stock, par value $.01 per share, is traded on the NMS tier of the Nasdaq Stock Market under the symbol "MAVK."

Stock Price and Dividend Information

The high and low closing sales prices on the NMS tier of the Nasdaq Stock Market of our common stock during the first, second, third and fourth quarters of fiscal 1999 and fiscal 1998, respectively, were as follows:

                          Fiscal 1999                 Fiscal 1998
        Quarter         High        Low             High       Low

        First         8 15/16     5  5/32          50 3/4     20 5/16
        Second        7  5/16     5  1/2           25 3/4     14 5/8
        Third        15  1/4      5 11/16          18 3/8     10 9/16
        Fourth       22          11  7/8           11 1/4      5 3/8

We have not declared or paid cash dividends on our common stock since incorporation. We currently intend to retain earnings to finance the growth and development of our businesses and do not anticipate paying cash dividends in the near future. Any payment of cash dividends in the future will depend upon our financial condition, capital requirements and earnings as well as other factors the Board of Directors may deem relevant. Our Revolving Credit Facility with commercial lenders restricts the amount of dividends we can pay to our stockholders.

Approximate Number of Holders of Common Stock

There were 244 holders of record of our common stock as of September 30, 1999.

STOCKHOLDER INFORMATION

Corporate Headquarters     Transfer Agent and Registrar   Independent Auditors
16401 Swingley Ridge Road  Harris Trust and Savings Bank  Ernst & Young LLP
Seventh Floor              P.O. Box 755                   Gateway One Suite 1400
Chesterfield, MO  63017    111 West Monroe                701 Market Street
(636) 733-1600             Chicago, IL  60690             St. Louis, MO  63101
                           (312) 461-6942                 (314) 259-1000

10-K Report Available

Stockholders may obtain a copy of our Annual Report on Form 10-K filed with the Securities and Exchange Commission by writing to Maverick Tube Corporation, 16401 Swingley Ridge Road, Seventh Floor, Chesterfield, Missouri 63017;
Attention: Secretary.

DIRECTORS

William E. Macaulay                     Gregg M. Eisenberg
Chairman and Chief Executive Officer,   Chairman of the Board,
First Reserve Corp., Director of        President and Chief Executive Officer
Weatherford, Inc., National-Oilwell,
Inc., Pride International, Inc.,
Superior Energy Services, Inc. and
Trans Montaigne Inc.

John M. Fox                             C. Robert Bunch
Director, President and Chief           Vice President and Chief Administrative
Executive Officer Markwest              Officer of Input/Output, Inc.
Hydrocarbon, Inc.

Wayne P. Mang                           C. Adams Moore
Non-Executive Chairman and              Independent consultant in steel
Director of Laclede Steel Co.           distribution and fabrication, Director
                                        of Fisher Tank Company and Warren
                                        Fabricating Corporation

David H. Kennedy
Independent energy consultant and
Director of Berkley Petroleum
Corporation and Pursuit Resources Corporation

OFFICERS

Gregg M. Eisenberg                      Sudhakar Kanthamneni
Chairman of the Board, President                Vice President -- Manufacturing
and Chief Executive Officer                       & Technology

Barry R. Pearl                          T. Scott Evans
Vice President -- Finance and                   Vice President -- Commercial
Administration, Treasurer, Secretary              Operations
and Chief Financial Officer

                   Maverick Tube Corporation and Subsidiaries

                        Historical Financial Information

The following selected financial data are derived from our consolidated financial statements, which have been audited by Ernst & Young LLP, independent auditors. The selected data should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein.

                                                        Year Ended September 30
                                        1999         1998        1997        1996(2)    1995(3)
                                                         (in thousands)

Statement of Operations Data:
Net sales                             $172,417     $265,389    $291,060    $204,182   $167,896
Cost of goods sold                     169,562      232,038     252,803     182,042    159,865
Gross profit                             2,855       33,351      38,257      22,140      8,031
Selling, general and administrative     13,703       14,815 (4)  13,966      10,198      7,728
Start-up costs                           3,462 (1)       --          --          --        245
Income (loss) from operations          (14,310)      18,536      24,291      11,942         58
Interest expense                         1,861        1,731       2,067       2,522      3,164
Other income                                --           --          --          --        772
Income (loss) before income taxes      (16,171)      16,805      22,224       9,420     (2,334)
Provision (benefit) for income taxes    (5,722)       5,420       7,339       1,882         --
Net income (loss)                     $(10,449)     $11,385     $14,885      $7,538    $(2,334)
Diluted earnings (loss) per share        $(.68)       $0.73       $0.97       $0.50     $(0.16)

Weighted average shares
   deemed outstanding                   15,438       15,564      15,282      15,001     14,920

Other Data:
Depreciation and amortization            7,355        6,172       5,697       5,201      4,691
Capital expenditures                    11,869       22,181       9,537       5,497      5,592
EBITDA (5)                              (6,955)      24,708      29,988      17,143      4,749
Average selling price per ton (6):
   Energy products                        $543         $683        $655        $620       $609
   Industrial products                    $452         $477        $483        $484       $527

Balance Sheet Data:
(End of period)
Working capital                         44,316       60,362      44,992      32,652     30,272
Total assets                           160,148      156,885     162,064     125,556    106,494
Current maturities of long-term debt       708          653         604       1,843      2,795
Long-term debt (less
   current maturities)                   7,518        8,226       8,879      11,901     18,045
Revolving credit facility               31,000       27,400      10,000      13,250     15,000
Stockholders' equity                    79,646       90,063      77,868      57,247     49,503


(1) Represents the operating loss of our cold drawn mechanical tubing facility which began operations in October 1998.

(2) Includes the one-time effect of the change in accounting practice which resulted in a reduction in net sales, gross profit, net income and basic and diluted net income per share of $8,700,000, $1,000000, $839,000 and $0.06, respectively.

(3) Includes the first period of results of operation of our structural tube facility which began operations in October 1994.

(4)  Includes a write-down of software costs of $1,605,000.

(5) EBITDA represents earnings (loss) before interest, income taxes, depreciation and amortization. We believe EBITDA is a widely accepted, supplemental financial measurement used by many investors and analysts to analyze and compare companies' performances. However, EBITDA should not be considered as an alternative to income from operations or to cash flows from operating, investing or financing activities, as determined in accordance with generally accepted accounting principles. Because EBITDA excludes some, but not all, items that affect net income and because these measures may vary among companies, the EBITDA data presented above may not be comparable to similarly titled measures of other companies.

(6) Includes only "prime" products which exclude scrap and secondary sales, product returns and selling allowances.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As used herein, unless the context otherwise requires, the terms "we," "us," "our" or "Maverick" refers to Maverick Tube Corporation and its subsidiaries.

Certain statements contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" regarding matters that are not historical facts (including statements as to the beliefs or expectations of Maverick) are forward-looking statements. Because such forward-looking statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. For example, uncertainty continues to exist as to future levels and volatility of oil and gas price expectations and their effect on drilling levels and demand for our energy related products, the future impact of industry-wide draw-downs of inventories and future import levels. Uncertainty also exists as to the trend and direction of both product pricing and purchased steel costs. Reference is made to the "Risk Factors" discussed in Exhibit 99.1 of Maverick's Form 10-K for its fiscal year ended September 30, 1999.

OVERVIEW

Our products include Electric  Resistance Welded (ERW) Oil Country Tubular Goods
(OCTG) and line pipe, which are sold primarily to distributors who supply end users in the energy industry, and structural tubing and standard pipe, which are sold primarily to service centers who supply end users in construction, transportation, agriculture and other industrial enterprises. During the first quarter of fiscal 1999, we began the production of cold drawn tubing products for industrial applications. During the year ended September 30, 1999, sales of cold drawn mechanical tubing had not reached material levels.

Demand for our energy related products depends primarily upon the number of oil and natural gas wells being drilled, completed and worked over in the United States and Canada and the depth and drilling conditions of these wells. The levels of these activities are primarily dependent on oil and natural gas prices. Domestic end-users obtain OCTG from domestic and foreign pipe producers and from draw-downs of their or distributors' inventories. According to published industry reports, average U.S. drilling declined by 33.3% from fiscal 1998 to fiscal 1999, averaging approximately 602 rigs, with gas-related drilling declining by 22.3% and oil-related drilling declining by 55.6%. Average energy prices decreased during fiscal 1999, with natural gas decreasing 8.8% and oil decreasing by 3.4%. The decreases in energy prices seen throughout the year had a negative effect on drilling levels in fiscal 1999. At the end of fiscal 1998, drilling was at 754 rigs, down 24.4% from its fiscal 1997 year-end level of 998 rigs, and continued to decline to 488 rigs by April 1999. Drilling activity during the last half of 1999 increased substantially from its April low to close the fiscal year at 730 rigs, down by only 3.2% from fiscal 1998 year-end levels.

The following table illustrates certain factors related to industry-wide domestic drilling activity, domestic energy prices, domestic oil country tubular goods consumption, shipments, imports and inventories for the periods presented:




                                               Fiscal Year Ended September 30
                                           -------------------------------------
                                            1999            1998           1997
                                           ------         -------        -------
U.S. drilling activity:
Average rig count                            602             903            905
Average U.S. energy prices:
Oil per barrel (West Texas Intermediate)  $16.36          $16.94         $21.94
Natural gas per MCF (Average U.S.)        $ 2.06          $ 2.26         $ 2.47

U.S. oil country tubular goods consumption
   (in thousands of tons):
      U.S. producer shipments                661           1,548          2,021
      Imports                                134             402            360
      Inventory (increase)/decrease          370             (66)          (299)
      Used pipe                              158             139            187
                                          -------         -------        -------
         Total U.S. consumption            1,323           2,023          2,269
                                          =======         =======        =======

The rig count in the table is based on weekly rig count reporting from Baker Hughes, Inc. Energy prices in the table are monthly average period prices as reported by Spears and Associates for West Texas Intermediate grade crude oil and the average U.S. monthly natural gas cash price as reported by Natural Gas Week. Imports are as reported by Duane Murphy and Associates in "The OCTG Situation Report." Inventory (increase)/decrease are our estimates based upon independent research by Duane Murphy and Associates. Inventory (increase)/decrease (in thousands of tons) as reported by Pipe Logix, Inc., an independent domestic OCTG industry reporting service, for fiscal 1998 and 1997 was (116) and (717) (fiscal year ended September 30, 1999 not available). Used pipe quantities are calculated by multiplying 8.3 recoverable tubing and casing tons by the number of abandoned oil and gas wells. U.S. consumption of OCTG are management estimates based on estimated per rig consumption of OCTG multiplied by the Baker Hughes rig count. Total U.S. consumption (in thousands of tons) as reported by Pipe Logix, Inc., for fiscal 1998 and 1997 was 1,939 and 1,943 (fiscal year ended September 30, 1999 not available). U.S. producer shipments are our estimates calculated based on the components listed above.

Imports decreased during fiscal 1999 from a 19.9% market share in 1998 to 10.1% market share in fiscal 1999. During fiscal 1998, industry inventory increases resulted in an estimated additional demand of 3.3% of total U.S. OCTG consumption. During fiscal 1999, industry inventory decreases adversely affected U.S. producer shipments by satisfying an estimated 28.0% of consumption. Management believes that at September 30, 1999, industry inventories were at or below normal levels in relation to demand, as inventory months of supply decreased 34.9%, from 8.3 months at fiscal year-end 1998 to 5.4 months at fiscal year-end 1999.

As a result of declining drilling activity and a substantial decline in industry inventories, partially offset by decreased imports, we estimate that total U.S. producer shipments declined by 57.3% as compared to the fiscal year ended September 30, 1998. During that same period, our shipments of U.S. OCTG were down 32.8% and our export sales, primarily to Canada, declined by 22.9%. However, we estimate that our domestic OCTG market share increased to 22% during fiscal 1999 from 14% during fiscal 1998.

Published information suggests that demand for line pipe was also down during fiscal 1999 by an estimated 3.7%. However, domestic shipments rose by 7.4% as the import market share fell from 41.6% to 34.8%.

Given the numerous applications for our industrial products, sources of demand for these products are diversified. Demand depends on the general level of economic activity in the construction, transportation, agricultural, material handling and recreational market segments, the use of structural tubing as a substitute for other structural steel forms, such as I-beams and H-beams, and draw-downs of existing customer inventories.

We estimate that the demand for structural tube products (commonly referred to as hollow structural sections or HSS) of the type we produce declined by 2.1% in fiscal 1999 as compared to fiscal 1998 and total U.S. producer shipments declined by 3.0% as import market share increased slightly. According to published reports, the standard pipe market demand decreased 10.3%, while total domestic producer shipments declined by 15.7% as the import market share increased from 28.4% to 32.6%.

Pricing of our products was down during fiscal 1999 compared to fiscal 1998. Average pricing of our OCTG, line, structural and standard product pricing decreased by 19.9%, 19.7%, 10.2% and 12.2%, respectively. Energy product pricing was down due to the decrease in drilling activity. Structural and standard pricing was down primarily due to declining steel prices during most of the year.

Steel costs included in cost of goods sold decreased during fiscal 1999 by $42 per ton, or 13.0%, from $321 per ton to $279 per ton. Our major supplier of steel announced three price decreases from mid-September 1998 to November 1998, reducing our replacement cost of steel by $50 per ton. These price reductions were reflected in our cost of goods sold in the second, third and fourth quarters of fiscal 1999. However, this same supplier has announced five price increases since December 1998, which will increase our replacement cost of steel by approximately $45 per ton. We estimate that these increases will not be fully reflected in cost of goods sold until the second quarter of fiscal 2000.

The supply of steel in the United States increased significantly during calendar 1998, primarily due to previous capacity additions and increased import levels. These market conditions kept steel costs relatively low during 1999. However, steel trade cases filed with the International Trade Commission by U.S. steel producers against foreign steel producers in September 1998 have been a contributing factor to the recent steel cost increases and could have an additional adverse impact on our future replacement costs of steel. As a result of these factors, anticipated future steel price increases may impact our product margins.

The OCTG market conditions described above impacted our operations and our competitors significantly during 1999, as sales were substantially reduced throughout the year due to the rapid fall in oil prices and the resulting significant decrease in drilling activity. Consequently, industry-wide inventory levels were excessive and the impact of these industry draw-downs sharply reduced domestic shipments. As our recent experience indicates, oil and gas prices are volatile and can have a substantial effect on drilling levels and resulting demand for our energy related products. Uncertainty also exists as to the future demand and pricing for HSS and other industrial related products. Although drilling activity has been recovering from the recently depressed levels, no assurance can be given regarding the timing and extent of such recovery.

RESULTS OF OPERATIONS

The following table sets forth, for the periods presented, certain information relating to our operations expressed as a percentage of net sales:


                                         Year Ended September 30,
                                          1999     1998     1997
                                         ------------------------
Net sales                                100.0%   100.0%   100.0%

Cost of goods sold                        98.3     87.4     86.9
                                         ------------------------
Gross profit                               1.7     12.6     13.1

Selling, general and administrative        8.0      5.6      4.8

Start-up costs                             2.0       --       --
                                         ------------------------
Income (loss) from operations             (8.3)     7.0      8.3

Interest expense, net                      1.1       .7       .7
                                         ------------------------
Income (loss) before income taxes         (9.4)     6.3      7.6

Provision (benefit) for income taxes      (3.3)     2.0      2.5
                                         ------------------------
Net income (loss)                         (6.1)     4.3      5.1
                                         ========================


Fiscal Year Ended September 30, 1999 Compared to Fiscal Year Ended September 30, 1998

Overall Company

In fiscal 1999, net sales decreased $93.0 million, or 35.0%, from $265.4 million in fiscal 1998 to $172.4 million in fiscal 1999. These results were attributable primarily to a decrease of 21.1% in total product shipments, from 428,216 tons in fiscal 1998 to 337,959 tons in fiscal 1999. Overall average net selling prices decreased during fiscal 1999 by 17.7%, from an average of $620 per ton to $510 per ton.

Cost of goods sold decreased $62.5 million, or 26.9%, from $232.0 million in fiscal 1998 to $169.5 million in fiscal 1999. The overall decrease was due primarily to decreased product shipments. However, the overall unit cost per ton of products sold decreased 7.4% (from an average of $542 per ton to $502 per ton) in fiscal 1999. The decrease was due primarily to a decrease in steel costs. Steel cost of goods sold decreased 13.0%, or $42 per ton during fiscal 1999. See "Overview." Overall conversion costs remained relatively stable during fiscal 1999.

Gross profit decreased $30.5 million, or 91.4%, from $33.4 million in fiscal 1998 to $2.9 million in fiscal 1999. Gross profit as a percentage of net sales was 1.7% for fiscal 1999, as compared to 12.6% for fiscal 1998. The change in the gross profit is due to the factors discussed above.

Selling, general and administrative expenses decreased $1.1 million or 7.5%, from $14.8 million in fiscal 1998 to $13.7 million in fiscal 1999. These expenses decreased principally as a result of the write-down of software development costs of $1.6 million in fiscal 1998. These costs were also reduced by lower sales commissions on industrial products sales, partially offset by an increase in bad debt expense (which reflects the deterioration of a specific accounts receivable balance) and normal wage increases. Selling, general and administrative expenses as a percentage of net sales increased from 5.6% in fiscal 1998 to 8.0% in fiscal 1999 due primarily to the decreased sales level.

During September 1998, we acquired assets that are being utilized in the production of cold drawn tubular products at a facility in Beaver Falls, Pennsylvania. We incurred operating losses of $3.5 million in fiscal 1999 related to the operations at this facility which had not reached normal production capacity. These costs are comprised primarily of salary and related costs for the production, sales and administrative personnel prior to the fully integrated operation of the facility. These start-up costs increased our net loss by $0.14 per diluted share for fiscal 1999.

Interest expense increased $130,000, or 7.5%, from $1.7 million in fiscal 1998 to $1.9 million in fiscal 1999 as a result of increased interest rates. The increased interest rates were primarily due to revisions to our Revolving Credit Facility to reflect our operating results, largely attributable to the effects of the unfavorable energy market, and to provide additional availability in the borrowing base.

The benefit from income taxes was $5.7 million for fiscal 1999, compared to the prior year when we recorded a provision of $5.4 million. This change is attributable to the generation of pre-tax losses of $16.2 million in fiscal 1999, compared to pre-tax income in fiscal 1998 of $16.8 million.

At September 30, 1999, we had available net operating loss carryforwards of $2,320,000 which were acquired in prior years and expire in 2000. In addition, we had $8,611,000 of net operating loss carryforwards which were generated during fiscal 1999 and expire in 2019. All of these net operating loss carryforwards can be utilized in fiscal 2000 to offset financial statement earnings after temporary differences. At September 30, 1999, we had alternative minimum tax credit carryforwards of $2,541,000 available for income tax purposes. See Note 9 of the Notes to the Consolidated Financial Statements.

Realization of our net operating loss carryforwards which expire in 2000 is dependent on generating approximately $3.0 million of taxable income from normal operations during fiscal 2000, or the adoption of certain available tax planning strategies. Although realization is not assured, we believe it is more likely than not that the net deferred tax assets will be realized.

As a result of the decreased gross profit and the other factors discussed above, we generated a net loss of $10.4 million, or $0.68 diluted loss per share, a decrease of $21.8 million from the $11.4 million, or $0.73 diluted earnings per share reported for fiscal 1998.

Energy Products Segment

Energy product sales decreased $82.9 million, or 44.9%, from $184.8 million in fiscal 1998 to $101.9 million in fiscal 1999. OCTG product shipments decreased 76,946 tons, or 31.8%, from 242,146 tons to 165,200 tons. Our domestic shipments of OCTG fell by 32.8% due to a declining rig count throughout the fiscal year and inventory draw-downs by our customers. Our export sales, primarily to Canada, decreased by 22.9%, from 25,866 tons in fiscal 1998 to 19,931 tons in fiscal 1999, as the average Canadian rig count fell 34.4% from 323 rigs to 212 rigs. Line pipe shipments decreased by 6.3%. The average selling price for energy products was $551 per ton, a decrease of $151 per ton. The decrease was principally due to the deterioration in the energy market throughout fiscal 1999.

Energy products costs of goods sold decreased $57.2 million, or 35.3%, from $162.1 million in fiscal 1998 to $104.9 million in fiscal 1999. Gross profit for energy products decreased approximately $25.8 million, from $22.8 million of gross profit in fiscal 1998 to $3.0 million of gross loss in fiscal 1999. Energy products gross loss percentage was 3.0% compared to a gross profit percentage of 12.3% in fiscal 1998.

Industrial Products Segment

Industrial products sales decreased $10.0 million, or 12.4%, from $80.6 million in fiscal 1998 to $70.6 million in fiscal 1999. Industrial products shipments decreased 7.3% from 164,973 tons in fiscal 1998 to 153,001 in fiscal 1999. The average selling price of industrial products was $461 per ton, a decrease of $27 per ton. This decrease was principally due to decreasing steel prices in the first six months of fiscal 1999.

Industrial products costs of goods sold decreased $5.3 million, or 7.6%, from $70.0 million in fiscal 1998 to $64.6 million in fiscal 1999. Industrial products gross profit decreased $4.7 million, or 44.1%, from $10.6 million in fiscal 1998 to $5.9 million in fiscal 1999. Gross profit as a percentage of net sales was 8.4% for fiscal 1999, as compared to 13.1% for fiscal 1998. The decreased gross profit was primarily attributable to the reduction in selling prices.

Fiscal Year Ended September 30, 1998 Compared to Fiscal Year Ended September 30, 1997

Overall Company

In fiscal 1998, net sales decreased $25.7 million, or 8.8%, from $291.1 million in fiscal 1997 to $265.4 million in fiscal 1998. These results were attributable primarily to a decrease of 8.9% in total product shipments, from 469,958 tons in fiscal 1997 to 428,216 tons in fiscal 1998. Overall average net selling prices remained relatively constant during fiscal 1998.

Cost of goods sold decreased $20.8 million, or 8.2%, from $252.8 million in fiscal 1997 to $232.0 million in fiscal 1998. The overall decrease was due primarily to decreased product shipments. However, the overall unit cost per ton of products sold increased 0.7% (from an average of $538 per ton to $542 per ton) in fiscal 1998. This increase was due primarily to an increase in conversion costs from a higher cost product mix and less favorable fixed cost absorption due to lower production. The increase in conversion costs was mostly offset by a decrease in steel costs by $18 per ton, or 5.3% in fiscal 1998.

Gross profit decreased $4.9 million, or 12.8%, from $38.3 million in fiscal 1997 to $33.4 million in fiscal 1998. Gross profit as a percentage of net sales was 12.6% for fiscal 1998, as compared to 13.1% for fiscal 1997.

Selling, general and administrative expenses increased $849,000, or 6.1%, from $14.0 million in fiscal 1997 to $14.8 million in fiscal 1998. These expenses increased principally as a result of the write-down of software development costs of $1.6 million in fiscal 1998. These costs were also increased by higher sales commissions on industrial products sales and partially offset by decreased employee incentive compensation and decreased selling expenses related to lower energy sales volumes. Selling, general and administrative expenses as a percentage of net sales increased from 4.8% in fiscal 1997 to 5.6% in fiscal 1998.

Interest expense decreased $336,000, or 16.3%, from $2.1 million in fiscal 1997 to $1.7 million in fiscal 1998 as a result of decreased average borrowings, decreased interest rates and additional amounts of interest expense capitalized on additions to property, plant and equipment. The decreased borrowings were primarily the result of principal repayments from funds generated from operations.

The provision for income taxes decreased $1.9 million from $7.3 million in fiscal 1997 to $5.4 million in fiscal 1998 as a result of the reduced level of income before income taxes recorded in fiscal 1998.

As a result of the foregoing factors, net income decreased $3.5 million from net income of $14.9 million, or $0.97 diluted earnings per share, in fiscal 1997 to net income of $11.4 million, or $0.73 diluted earnings per share, in fiscal 1998.

Energy Products Segment

Energy product sales decreased $39.0 million, or 17.4%, from $223.9 million in fiscal 1997 to $184.8 million in fiscal 1998. OCTG product shipments decreased 66,282 tons, or 21.5%, from 308,428 tons to 242,146 tons. Our domestic shipments of OCTG fell 14.7% due to excessive levels of industry inventory and a declining rig count throughout the fiscal year. Our export sales, primarily to Canada, decreased by 37.1%, from 41,092 tons in fiscal 1997 to 25,866 tons in fiscal 1998, as Canadian drilling activity fell from 392 rigs at the end of fiscal 1997 to 161 at the end of fiscal 1998. Line pipe shipments decreased by 20.4% principally due to increased import penetration. The average net selling price for energy products was $702 per ton, an increase of $34 per ton. The increase was principally due to higher product pricing early in the year and an improved mix of higher value products.

Energy products cost of goods sold decreased $30.6 million, or 15.9%, from $192.7 million in fiscal 1997 to $162.1 million in fiscal 1998. Gross profit for energy products decreased approximately $8.4 million or 27.0%, from $31.2 million in fiscal 1997 to $22.8 million in fiscal 1998. Energy products gross profit percentage was 12.3%, compared to 13.9% in fiscal 1997.

Industrial Products Segment

Industrial products sales increased $13.4 million, or 19.9%, from $67.2 million in fiscal 1997 to $80.6 million in fiscal 1998. Industrial products shipments increased 22.2%, from 135,029 tons in fiscal 1997 to 164,973 tons in fiscal 1998. The average net selling price of industrial products was $488 per ton, a decrease of $10 per ton from the prior year. This decrease was principally due to the decline in standard pipe pricing caused by an increase in imports.

Industrial products costs of goods sold increased $9.8 million, or 16.3%, from $60.1 million in fiscal 1997 to $69.9 million in fiscal 1998. Industrial products gross profit increased $3.5 million, or 49.9% from $7.1 million in fiscal 1997 to $10.6 million in fiscal 1998. The improved gross profit was primarily attributable to declining steel costs and improved operating efficiencies during fiscal 1998, partially offset by slightly lower selling prices. Industrial products gross profit percentage was 13.1%, compared to 10.5% in fiscal 1997.

LIQUIDITY AND CAPITAL RESOURCES

Working capital at September 30, 1999 was $44.3 million and the ratio of current assets to current liabilities was 2.1 to 1, compared to working capital of $60.4 million and a current ratio of 3.3 to 1 at September 30, 1998. The decrease in working capital was principally due to a $12.5 million increase in accounts payable, a $7.2 million decrease in inventories, a $1.0 million increase in prepaid expenses, partially offset by a $4.3 million increase in accounts receivable. The decrease in inventories was due to decreased volume of energy business, particularly in the first half of fiscal 1999. The increases in accounts receivable and accounts payable were due to the increase in energy production and sales experienced in the last two months of fiscal 1999. Cash provided by operating activities for fiscal 1999 was $11.9 million. The primary source of cash was the above described changes in operating assets and liabilities, which offset the net cash loss of $3.0 million (excluding depreciation and amortization of $7.4 million).

During fiscal 1998 and 1997, net cash provided by operating activities was $3.1 million and $16.7 million, respectively. In these years, the net cash provided by operating activities was primarily used to fund capital expenditures and the pay-down of net long-term borrowings.

Cash used in investing activities in fiscal 1999, 1998 and 1997 was $14.0 million, $22.2 million and $9.4 million, respectively. In fiscal 1999, this use was primarily for purchases of equipment of $7.3 million and our new enterprise resource planning system of $4.6 million and for the deposit on equipment of $2.1 million discussed below. We funded the remaining $9.65 million of the purchase price for the equipment on November 10, 1999. See Note 2 of the Notes to the Consolidated Financial Statements. In 1998 and 1997, we purchased property, plant and equipment of $22.0 (of which $11.5 million was spent on the purchase of the production facility for cold drawn mechanical tubing) and $9.5 million, respectively.

During fiscal 1999, 1998 and 1997, cash provided by (used in) financing activities was $3.0, $17.0, and ($5.0) million. Cash provided by financing activities in fiscal 1999 was primarily attributable to a $3.6 million net increase in our Revolving Credit Facility. The increase in our Revolving Credit Facility was offset by other regularly scheduled term debt payments. Cash provided by financing activities in fiscal 1998 was primarily attributable to a $17.4 million net increase in our Revolving Credit Facility used to fund the purchase of the production facility for cold drawn mechanical tubing and other working capital needs. Cash used by financing activities in fiscal 1997 was primarily attributable to the pay-off of a $3.7 million term note used to finance the relocation of the energy facility to Arkansas, and a $3.3 million net decrease in our Revolving Credit Facility, partially offset by $2.5 million of proceeds from the exercise of stock options.

Our capital expenditure budget for fiscal 2000 is $49.0 million, of which $40.0 million will be used for the construction and equipping of a new large diameter pipe and tubing facility which will be built adjacent to our existing facilities in Hickman Arkansas. We funded this project principally through the issuance of 2,300,000 shares of common stock. Total proceeds from the sale, net of the underwriting discount and other expenses are expected to be $34.9 million. The remaining $9.0 million of our capital expenditure budget will be used to acquire new equipment for our existing manufacturing facilities and to enhance our new enterprise resource planning system. We expect to meet ongoing working capital and the remaining capital expenditure requirements from a combination of cash flow from operating activities, including a $3.7 million income tax refund and available borrowings under our Revolving Credit Facility, all of which constitutes our primary source of liquidity.

Our Revolving Credit Facility provides for maximum borrowings up to the lesser of the eligible borrowing base or $50.0 million, and bears interest at either the prevailing prime rate or the Eurodollar rate, adjusted by an interest margin, depending upon certain financial measurements. The Revolving Credit Facility was amended as of March 31, 1999 to revise financial covenants in order to reflect our operating results, largely attributable to the effects of the unfavorable energy market, and to provide additional availability in our borrowing base. The Revolving Credit Facility is secured by accounts receivable, inventories and certain equipment and will mature on September 30, 2003. As of September 30, 1999, the applicable interest rate on this Credit Facility was
7.36 percent per annum, and we had $15.8 million in additional available borrowings. As of September 30, 1999, we had $1.6 million in cash and cash equivalents.

Year 2000 Readiness Disclosure

We have developed a Year 2000 Action Plan to deal with the potential impact of the year 2000 on our information systems. The plan specifies a range of tasks and goals, which we expect to achieve by various dates before 2000. The principal goals of our plan include assessment of our computer systems, remediation of any identified problems and testing of the systems. To date, we are on target with the plan and are meeting our major deadlines.

We rely extensively on computer technology for our information systems. As a result of our assessment, we have identified several older information technology systems that presented certain risks of failure or malfunction in connection with the Year 2000 issue. Accordingly, we are in the process of implementing a new enterprise resource planning system, which will replace and upgrade the older systems, some of which were not Year 2000 compliant. We believe the new system will function through the transition from 1999 to 2000. The integrated information provided by this new system will enhance our ability to make more informed decisions regarding sales and inventory, optimize inventory levels and minimize costs. We anticipate completing the implementation before December 31, 1999. The total costs of the system implementation, including the cost of software and related internal costs, is expected to be $5.8 million, of which approximately $5.2 million has been expended through September 30, 1999.

We completed our assessment, remediation and testing phases of our plan with respect to internal non-information technology systems, including our manufacturing machinery and equipment. During our assessment of these non-information technology systems, we did not identify any significant issues related to the Year 2000 problem. As a result, we do not anticipate any further remediation of this equipment in connection with the Year 2000 problem.

We have monitored the Year 2000 preparedness of our third party providers and service providers, utilizing various methods for testing and verification. However, our ability to evaluate has been limited to some extent by the willingness of vendors to supply information and the ability of vendors to verify the Year 2000 preparedness of their own systems or their sub-providers. We have requested certifications of Year 2000 preparedness from principal software and equipment providers. In those cases where a vendor has not been able to certify its product's preparedness with respect to the Year 2000 problem, we have taken steps to bring the system into compliance or to replace the system.

Our failure to successfully implement our plan could result in an interruption in or failure of certain normal business activities or operations. Even if we successfully complete our plan, we may also be exposed to the failure of some of our customers, suppliers or vendors to prepare adequately for the Year 2000 problem. These failures could materially adversely affect our results of operations, liquidity and financial condition. Currently, we are on schedule and believe that our successful completion of the assessment, remediation and testing phases should significantly reduce the risks we face with respect to the Year 2000 problem.

We believe that is difficult to fully assess the risks of the Year 2000 issue due to numerous uncertainties surrounding the issue. We believe the primary risks are external to us and relate to the Year 2000 readiness of customers, suppliers and transportation providers. In the most reasonably-likely worst case scenario, our customers may not purchase our products if their drilling or fabricating equipment fail to operate, we may not be able to access our bank accounts or make or receive payments and our transportation providers may not be able to make timely shipments to our customers.

We have developed certain contingency plans in order to reduce these risks. As part of our contingency plans, we would use various manual procedures that bypass computer applications. However, implementing these contingency plans could have an adverse effect on our liquidity, financial condition and results of operation due to reduced productivity and efficiency associated with the manual procedures. Some catastrophic events, such as the loss of utilities or the failure of certain government bodies to function, are outside of the scope of our contingency plans, although we anticipate that we would respond to any catastrophe in a manner designed to minimize disruptions in customer service, and in full cooperation with our peer providers, community leaders and service organizations.

                           Maverick Tube Corporation
                                and Subsidiaries
                          Consolidated Balance Sheets
                       (In thousands, except share data)

                                                                September 30
                                                        --------------------------
                                                              1999           1998
                                                        -----------      ---------
Assets
Current assets:
   Cash and cash equivalents                            $     1,625      $     748
   Accounts receivable, less allowances of $542
      and $391 in 1999 and 1998, respectively                19,661         15,515
   Inventories                                               54,486         61,685
   Deferred income taxes                                      1,933          1,827
   Income taxes refundable                                    3,739          5,078
   Prepaid expenses and other current assets                  1,469          1,200
Total current assets                                         82,913         86,053

Property, plant and equipment, net                           74,518         69,879
Other assets                                                  2,717            953
                                                        $   160,148      $ 156,885
Liabilities and Stockholders' Equity
Current liabilities:
   Accounts payable                                     $    28,244      $  15,721
   Accrued expenses and other liabilties                      5,929          5,733
   Deferred revenue                                           3,716          3,584
   Current maturities of long-term dbt                          708            653
Total current liabilities                                    38,597         25,691

Long-term debt, less current maturities                       7,518          8,226
Revolving credit facility                                    31,000         27,400
Deferred income taxes                                         3,387          5,505
Commitments and contingencies (Notes 6, 12 and 13)               --             --

Stockholders' Equity:
Preferred stock, $.01 par value; 5,000,000
   authorized shares                                             --             --
Common stock, $.01 par value; 40,000,000
   authorized shares; 15,440,474 and 15,437,474
   shares issued and outstanding in 1999 and 1998,
   respectively                                                 154            154
Additional paid-in capital                                   44,248         44,216
Retained earnings                                            35,244         45,693
                                                             79,646         90,063
                                                        $   160,148      $ 156,885

See accompanying notes.

                           Maverick Tube Corporation
                                and Subsidiaries
                     Consolidated Statements of Operations
                     (In thousands, except per share data)

                                                                    Year ended September 30
                                                        -----------------------------------------
                                                              1999           1998           1997
                                                        -----------      ---------      ---------
        Net sales                                       $   172,417      $ 265,389      $ 291,060
        Cost of goods sold                                  169,562        232,038        252,803
        Gross profit                                          2,855         33,351         38,257

        Selling, general and administrative                  13,703         14,815         13,966
        Start-up costs                                        3,462             --             --
        Income (loss) from operations                       (14,310)        18,536         24,291

        Interest expense                                      1,861          1,731          2,067
        Income (loss) before income taxes                   (16,171)        16,805         22,224

        Provision (benefit) for income taxes                 (5,722)         5,420          7,339
        Net income (loss)                               $   (10,449)        11,385      $  14,885

        Basic earnings (loss) per share                 $      (.68)     $     .74      $     .99

        Diluted earnings (loss) per share               $      (.68)     $     .73      $     .97

See accompanying notes.


                           Maverick Tube Corporation
                                and Subsidiaries
                Consolidated Statements of Stockholders' Equity
                       (In thousands, except share data)

                                                                        Common Stock
                                                        -------------------------------------------
                                                                                         Additional
                                                                                          Paid-In       Retained
                                                           Shares           Amount        Capital       Earnings
                                                        -----------         ------       ----------     --------
Balance at September 30, 1996                           $14,944,142           $150        $37,674        $19,423
   Net income                                                    --             --             --         14,885
   Exercise of stock options                                466,832              4          2,482             --
   Tax benefit associated with the exercise
      of non-qualified stock options                             --             --          3,250             --
Balance at September 30, 1997                            15,410,974            154         43,406         34,308
   Net income                                                    --             --             --         11,385
   Exercise of stock options                                 26,500             --            162             --
   Tax benefit associated with the exercise
      of non-qualified stock options                             --             --            648             --
Balance at September 30, 1998                            15,437,474            154         44,216         45,693
   Net loss                                                      --             --             --        (10,449)
   Exercise of stock options                                  3,000             --             19             --
   Tax benefit associated with the exercise
      of non-qualified stock options                             --             --             13             --
Balance at September 30, 1999                           $15,440,474           $154        $44,248        $35,244

See accompanying notes.

                           Maverick Tube Corporation
                                and Subsidiaries
                     Consolidated Statements of Cash Flows
                                 (In thousands)

                                                                    Year ended September 30
                                                        -----------------------------------------
                                                              1999           1998           1997
                                                        ------------     ----------     ---------
Operating activities
Net income (loss)                                       $   (10,449)     $  11,385      $  14,885
Adjustments to reconcile net income (loss) to net
 cash provided by operating activities:
   Depreciation and amortization                              7,355          6,172          5,697
   Deferred income taxes                                     (2,211)         1,161          2,577
   Provision for losses on accounts receivable                  151              3             44
   Loss on sale of equipment                                     --             49             50
   Loss on write-down of software development costs              --          1,605             --
   Changes in operating assets and liabilities:
     Accounts receivable                                     (4,297)        12,196         (9,358)
     Inventories                                              7,199          7,751        (18,812)
     Prepaid expenses and other current assets                1,070         (1,582)            59
     Other assets                                               236           (381)           (67)
     Accounts payable                                        12,523        (15,756)         8,435
     Accrued expenses and other liabilities                     196         (6,881)         5,136
     Deferred revenue                                           132        (12,667)         8,075
Cash provided by operating activities                        11,905          3,055         16,721

Investing activities
  Expenditures for property, plant and equipment            (11,869)       (10,717)        (9,537)
  Expenditures for purchase of production facility               --        (11,464)            --
  Deposit on equipment                                       (2,125)            --             --
  Proceeds from disposals of equipment                           --             30             96
  Collection of notes receivable                                 --             --             18
Cash used by investing activities                           (13,994)       (22,151)        (9,423)

Financing activities
  Proceeds from long-term borrowings and notes               57,600        121,000         92,400
  Principal payments on long-term borrowings and notes      (54,653)      (104,204)       (99,911)
                                                              2,947         16,796         (7,511)
Proceeds from exercise of stock options                          19            162          2,486
Cash provided (used) by financing activities                  2,966         16,958         (5,025)
Increase (decrease) in cash and cash equivalents                877         (2,138)         2,273
Cash and cash equivalents at beginning of year                  748          2,886            613
Cash and cash equivalents at end of year                $     1,625      $     748      $   2,886


Supplemental disclosures of cash flow information:
  Cash paid (received) during the year for:
     Interest (net of amounts capitalized
       of $543, $355 and $268)                          $     1,855     $    1,733      $   2,138
     Income taxes                                       $  (  5,003)    $    6,242      $   4,020


See accompanying notes.

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

        Land and leasehold improvements  10 to 20 years
        Buildings                        20 to 40 years
        Transportation equipment          4 to 5 years
        Machinery and equipment           5 to 12 years
        Furniture and fixtures            3 to 7 years
        Computer software                 7 years

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

Earnings (Loss) per Common Share

Effective December 31, 1997, the Company adopted SFAS No. 128, "Earnings per Share." SFAS No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and dilutive earnings per share. Basic earnings per share exclude any dilutive effects of options. Diluted earnings per share are very similar to the previously reported fully diluted earnings per share. All earnings per share amounts have been presented and, where appropriate, restated to conform to the SFAS No. 128 requirements.

The reconciliation for diluted earnings (loss) per share for years ended September 30, 1999, 1998 and 1997 is as follows (in thousands):

                                                  1999      1998      1997
                                               ---------  -------   -------
Average shares outstanding                       15,438    15,437    15,018
Dilutive effect of outstanding stock options         --       127       264
Average shares deemed oustanding                 15,438    15,564    15,282
Net income (loss) used in basic and diluted
   earnings (loss) per share                   $(10,449)  $11,385   $14,885

Business Segments

The Company's two identifiable segments are energy products, consisting of Oil Country Tubular Goods (OCTG) and line pipe products sold primarily to customers in the energy industry, and industrial products, consisting primarily of structural tubing, standard pipe and cold drawn tubing products. Energy products are used in the completion of new wells and the handling and transporting of the oil and natural gas produced from these wells. Industrial products are sold to customers in various industries including construction, agriculture and transportation. The Company's products are sold primarily to a network of distributors and are sold throughout the United States and Canada.

Sales commission expenses are charged directly to the associated business segments. Remaining selling, general and administrative expenses are allocated based upon the net sales dollars generated by each segment.

Cash Equivalents

The Company's policy is to consider demand deposits and short-term investments with a maturity of three months or less when purchased as cash equivalents.

Financial Instruments

Financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and long-term debt obligations. The carrying value of amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable and accounts payable approximate a fair value. Management's estimate of the fair value of long-term debt obligations is discussed in Note 6 to the consolidated financial statements.

Reclassifications

Certain amounts in the 1998 financial statements have been reclassified to conform with the classifications in the 1999 financial statements with no effect on previously reported net income or stockholders' equity.

2. Purchase of Equipment and Sale of Stock

On September 3, 1999, the Company entered into an Asset Purchase Agreement to purchase mill equipment for $11.75 million. This equipment will be used by the Company in connection with the construction and equipping of a new large diameter pipe and tubing facility adjacent to its existing facilities in Hickman, Arkansas. The Company estimates that the total cost for this project will be $40 million. In September 1999, the Company made a deposit of $2.1 million on the equipment and will be required to fund the remaining $9.65 million of the purchase price on November 10, 1999. The deposit is nonrefundable if the seller fulfills its obligations under the agreement.

The Company funded this project principally through the issuance of 2,300,000 shares of its common stock. The original 2,000,000 shares offered to the public closed on October 6, 1999. The underwriters' overallotment of 300,000 shares closed on October 21, 1999. Total proceeds to the Company from the sale, net of the underwriting discount and other expenses, are expected to be $34.9 million.

3.  Start-Up Costs

On September 18, 1998, the Company acquired assets to be used in the production of cold drawn tubular products at a production facility in Beaver Falls, Pennsylvania from PMAC, Ltd. for $11,464,000. The Company incurred operating losses of $3,462,000 in the fiscal year ended September 30, 1999 related to the operations at this facility which had not reached normal production capacity. These costs are comprised primarily of salary and related costs for the production, sales and administrative personnel prior to the fully integrated operation of the facility. These start-up costs increased the net loss of the Company for fiscal 1999 by $0.14 per share.

4.  Write-Down of Software Developments Costs

During the year ended September 30, 1998, the Company recorded a charge of $1,605,000 in selling, general and administrative expense for the write-down of certain software development costs relating to information systems being replaced by a new enterprise resource planning system.

5.  Stock Split

On August 1, 1997, the Company declared a two-for-one stock split effected in the form of a 100 percent stock dividend to all stockholders of record as of August 12, 1997. The dividend was paid on August 21, 1997 and increased the number of shares outstanding from 7,544,071 to 15,088,142. Approximately $75,000 was transferred from retained earnings to common stock to record this dividend. All share and per share amounts, including stock option information, in the accompanying consolidated financial statements have been restated to reflect this stock dividend.

6. Long-Term Debt and Revolving Credit Facility

Long-term debt and revolving credit facility at September 30, 1999 and 1998 consists of the following (in thousands):

                                                                 1999     1998
                                                               -------  -------
Capital  lease  obligation,  secured by property,  plant and equipment (net book value $9,390,000 at September 30, 1999);
  payable in monthly installments (including interest at 8.0%)
  of $59,479; final payment due on August 1, 2007              $ 4,176  $ 4,540

Capital lease obligation, secured by property and plant (net book value  $6,444,000 at September  30, 1999);  interest of
  7.5%   payable   monthly;   payable  in  monthly   principal
  installments  of   approximately   $20,000  (plus  interest)
  commencing on March 1, 1996; gradually increasing to $31,250 by year seven and  increasing  to  $240,417  in year  eight;
  final payment due on February 1, 2004                          4,050    4,339

Revolving credit notes,  secured by all accounts receivable, inventories  and certain  equipment;  due on  September  30,
  2003;  interest  payable  monthly  at  either  prime  or the
  Eurodollar rate,  adjusted by an interest margin,  depending upon certain financial  measurements (7.36% at September 30,
  1999)                                                         31,000   27,400
                                                               -------- --------
                                                                39,226   36,279
Less current maturities                                           (708)    (653)
                                                               -------- --------
                                                               $38,518  $35,626
                                                               ======== ========

The Company's revolving credit agreement provides for advances up to the lesser of $50,000,000 or the eligible borrowing base as defined in the facility agreement. In addition, the Company had an outstanding letter of credit under this revolving credit agreement of $350,000 at September 30, 1999 (which expires in September 2000). Additional available borrowings under the credit agreement at that date were $15,842,000. The agreement includes restrictive covenants relating to levels of funded debt and other financial measurements and restricts the amount of dividends that can be paid on common stock. The revolving credit agreement requires an annual commitment fee based upon certain financial measurements.

The present value of future minimum lease payments under the capital lease obligations as of September 30, 1999 is as follows (in thousands):

                                                            Present Value of
                            Total Minimum                    Minimum Lease
                            Lease Payments     Interest        Payments

     2000                       $1,320           $612            $708
     2001                        1,315            555             760
     2002                        1,315            493             822
     2003                        2,711            371           2,340
     2004                        1,959            215           1,744
     Thereafter                  2,113            261           1,852
                               -------         ------          ------
                               $10,733         $2,507          $8,226
                               =======         ======          ======

Property, plant and equipment at September 30, 1999 and 1998 include $18,654,000 and $18,295,000, respectively, under leases that have been capitalized. Accumulated depreciation for these assets was $2,820,000 and $2,307,000 at September 30, 1999 and 1998, respectively.

The fair value of the Company's long-term debt is based on estimates using discounted cash flow analyses, based on quoted market prices for similar issues. The estimated fair value of debt at September 30, 1999 was $39,383,000.

7. Inventories

Inventories at September 30, 1999 and 1998 consist of the following (in thousands):

                         1999            1998

Finished goods        $ 29,309        $ 34,674
Work-in-process          3,011           2,868
Raw materials           10,358          12,042
In-transit materials     6,867           7,003
Storeroom parts          4,941           5,098
                      --------        --------
                      $ 54,486        $ 61,685
                      ========        ========

Finished goods at September 30, 1999 and 1998 include $3,560,000 and $3,538,000, respectively, of customer-obligated inventory.

8. Property, Plant and Equipment

Property, plant and equipment at September 30, 1999 and 1998 consist of the following (in thousands):


                                        1999            1998
                                     ---------       ---------
Land                                 $  1,520        $  1,520
Land and leasehold improvements         2,015           1,132
Buildings                              24,256          23,392
Transportation equipment                1,376           1,356
Machinery and equipment                76,188          70,859
Computer software                       5,252             675
Furniture and fixtures                  3,033           2,838
                                     --------        --------
                                     $113,640        $101,772
Less accumulated depreciation         (39,122)        (31,893)
                                     --------        --------
                                     $ 74,518        $ 69,879
                                     ========        ========

9. Income Taxes

The components of the provision (benefit) for income taxes for the years ended September 30, 1999, 1998 and 1997 are as follows (in thousands):


                    1999      1998     1997
                 --------   ------   ------
Current:
  Federal        $(3,399)   $4,120   $3,804
  State             (112)      139      958
Deferred          (2,211)    1,161    2,577
                 --------   ------   ------
                 $(5,722)   $5,420   $7,339
                 ========   ======   ======

The difference between the effective income tax rate and the U.S. federal income tax rate for the years ended September 30, 1999, 1998 and 1997 is explained as follows (in thousands):

                                                       1999      1998     1997
                                                     --------   -------  -------
Provision (benefit) at statutory tax rate            $(5,660)   $5,714   $7,845
State and local taxes, net of federal tax benefit       (112)      139      958
Alternative minimum tax                                   --        --     (510)
Decrease in valuation allowance                           --        --   (1,147)
Benefit of foreign sales corporation                      --      (354)      --
Other items                                               50       (79)     193
                                                     --------   -------  -------
                                                     $(5,722)   $5,420   $7,339
                                                     ========   =======  =======

The  1997  decrease  in  the  valuation   allowance  relates  primarily  to  the
utilization of alternative minimum tax credit carryforwards.

Temporary differences which give rise to deferred tax assets and liabilities at September 30, 1999 and 1998 are as follows (in thousands):

                                                      1999       1998
                                                    --------   --------
Deferred tax assets:
   Various accrued liabilities and reserves         $ 1,835    $ 1,280
   Net operating loss carryforwards                   4,132        818
   Alternative minimum tax carryforwards              2,541        598
   Tax benefit associated with the exercise of
      non-qualified stock options                        13         --
                                                    --------   --------
                Total deferred tax assets             8,521      2,696
Deferred tax liabilities:
   Accelerated depreciation                           6,777      5,712
   Asset valuations                                   3,198        662
                                                    --------   --------
                Total deferred tax liabilities        9,975      6,374
                                                    --------   --------
                Net deferred tax liabilities        $(1,454)   $(3,678)
                                                    ========   ========

The Company has available net operating loss carryforwards of $2,320,000 at September 30, 1999 which were acquired in prior years and expire in 2000. In addition, the Company has $8,611,000 of net operating loss carryforwards which were generated during fiscal 1999 and expire in 2019. In 2000, all of these net operating loss carryforwards can be utilized to offset financial statement earnings after temporary differences. At September 30, 1999, the Company had alternative minimum tax credit carryforwards of $2,541,000 available for income tax purposes. These credit carryforwards do not expire.

Realization of the Company's net operating loss carryforwards which expire in 2000 is dependent on generating approximately $3.0 million of taxable income during fiscal 2000 as a result of normal operations or the adoption of certain available tax planning strategies. Although realization is not assured, management believes it is more likely than not that the net deferred tax assets will be realized.

10. Defined Contribution Plans

The Company sponsors a defined contribution 401(k) plan that is available to substantially all employees. The plan may be amended or terminated at any time by the Board of Directors. The Company, although not required to, has provided matching contributions to the plan for the years ended September 30, 1999, 1998 and 1997 of $691,000, $704,000 and $590,000, respectively.

The Company also began sponsoring two deferred compensation plans covering officers and key employees in 1996. One plan provides for discretionary contributions based solely upon the Company's profitability and the individuals' gross wages. The other plan provides for fixed contributions to certain officers of the Company. The Company contribution to these plans for the years ended September 30, 1999, 1998 and 1997 was $60,000, $310,000 and $200,000,
respectively.

11. Segment Information

The following table sets forth data for the years ended September 30, 1999, 1998 and 1997 for the reportable industry segments of energy products and industrial products. Intersegment sales are not material. Identifiable assets are those used in the Company's operations in each segment.

                                  Energy    Industrial
                                 Products    Products     Corporate      Total
1999:

Net sales                        $101,864     $70,553      $    --     $172,417

Operating loss                    (10,628)     (3,682)(1)       --      (14,310)

Identifiable assets                93,238      49,392       17,518      160,148

Depreciation and amortization       4,812       2,019          524        7,355

Capital expenditures                2,963       4,233        4,673       11,869

1998:

Net sales                        $184,824     $80,565      $    --     $265,389

Operating income (loss)            14,680       5,461       (1,605)(2)   18,536

Identifiable assets                99,357      46,095       11,433      156,885

Depreciation and amortization       4,255       1,448          469        6,172

Capital expenditures                7,512      12,186        2,483       22,181

1997:

Net sales                        $223,879     $67,181      $    --     $291,060

Operating income                   17,641       6,650           --       24,291

Identifiable assets               116,433      34,565       11,066      162,064

Depreciation and amortization       3,760       1,455          482        5,697

Capital expenditures                8,385         363          789        9,537

(1) During the year ended September 30, 1999, the Company incurred operating losses of $3,462,000 related to the operations of its Beaver Falls, Pennsylvania facility which has not reached normal production capacity.

(2) During the year ended September 30, 1998, the Company recorded a charge of $1.6 million in selling, general and administrative expense for the write-down of certain software develop- ment costs relating to information systems being replaced by a new enterprise resource planning system.

     Transactions with two significant energy customers for the years ended September 30, 1999 and 1997 represented approximately 26 percent and 25 percent of total sales, respectively. Transactions with one significant energy customer for the year ended September 30, 1998 represented approximately 14 percent of total sales.


12. Operating Leases

The Company rents office facilities and equipment under various operating leases. Future minimum payments under noncancelable operating leases with initial or remaining terms in excess of one year are as follows at September 30, 1999 (in thousands):

     2000            $ 3,350
     2001              2,911
     2002              2,105
     2003              1,976
     2004              2,216
                     -------
                     $12,558
                     =======

Rent expense for all operating leases was $2,715,000, $1,937,000 and $1,222,000 for the years ended September 30, 1999, 1998 and 1997, respectively.

13. Contingencies

Various claims, incidental to the ordinary course of business, are pending against the Company. In the opinion of management, after consultations with legal counsel, resolution of these matters is not expected to have a material effect on the accompanying financial statements.

14. Stock Option Plans

The Company sponsors two employee stock option plans (the "1990 Plan" and the "1994 Plan") allowing for incentive stock options and non-qualified stock options. The Company also sponsors a stock option plan for eligible directors (the "Director Plan") allowing for non-qualified stock options. The 1990 Plan, 1994 Plan and Director Plan provide that 340,000, 1,000,000 and 200,000 shares, respectively, may be issued under the plans at an option price not less than the fair market value of the stock at the time the option is granted. The 1990 Plan, 1994 Plan and Director Plan expire in December 2000, November 2004 and November 1999, respectively. The options vest pursuant to the schedule set forth for each option. In general, the options issued under the Director Plan vest six months from the date of grant and the options issued under the 1990 and 1994 Plans vest ratably over periods ranging from three to five years. Effective August 29, 1997, the Compensation Committee of the Board of Directors removed the exercise restriction with respect to certain options granted in 1995, which made them immediately exercisable. At September 30, 1999 and 1998, 156,500 and 502,500 shares were available for grant under all of the option plans.

The Company grants stock options for a fixed number of shares to directors and employees with an exercise price equal to the fair value of the shares at the time of the grant. Accordingly, the Company has not recognized compensation expense for any of its stock option grants. If the Company had elected to recognize compensation cost based on the fair value of the options granted at the grant date as prescribed by SFAS No. 123, net income (loss) and earnings
(loss) per share would have been reduced (or increased) to the pro forma amounts in the table below. The fair value of the options granted in 1999, 1998 and 1997 was determined to be $1,693,000, $1,101,000 and $67,000, respectively. For the purposes of these pro forma disclosures, the estimated fair value of the options is recognized as compensation expense over the options' vesting period.

                                          1999            1998            1997
                                       ---------        --------        --------
Pro Forma

   Net income (loss) (in thousands)    $(10,972)        $10,948         $14,719

   Basic earnings (loss) per share        $(.71)           $.71            $.98

   Diluted earnings (loss) per share      $(.71)           $.70            $.96

The compensation expense associated with the fair value of the options calculated in 1999, 1998 and 1997 is not necessarily representative of the potential effects on reported net income (loss) in future years.

The fair value of the options granted was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for the fiscal years ended September 30, 1999, 1998 and 1997, respectively: risk-free interest rate of 4.81%, 5.57% and 5.53%; no dividend payments expected; volatility factors of the expected market price of the Company's common stock of 0.613, 0.555 and 0.478; and a weighted average expected life of the options of 8.4 years, 7.2 years and 1.0 year.

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

The following table summarizes option activity and related information for years ended September 30, 1999, 1998 and 1997:

                                                    Weighted       Weighted
                                  Shares Under       Average        Average
                                     Option      Exercise Price   Fair Value
        Options outstanding at
           October 1, 1996           872,000          $5.39
        Options exercised           (466,832)          5.33
        Options expired               (3,000)          5.92
        Options granted               37,500           8.50          $1.80
        Options outstanding at
           September 30, 1997        439,668           5.71
        Options exercised            (26,500)          6.13
        Options expired              (60,000)          5.31
        Options granted              125,000          15.11          $8.80
        Options outstanding at
           September 30, 1998        478,168           8.20
        Options expired               (5,000)          7.13
        Options exercised             (3,000)          6.46
        Options granted              351,500           6.96          $4.82
        Options outstanding at
           September 30, 1999        821,668          $7.68

The following table summarizes information about fixed stock options outstanding at September 30, 1999:

                            Options Outstanding                     Options  Exercisable
Range of                     Weighted Average      Weighted                   Weighted
Exercise                        Remaining          Average                     Average
Prices             Options   Contractual Life   Exercise Price    Options   Exercise Price
$4.00 to $5.88     167,000       5.1 years          $ 4.58         57,000       $ 5.70
$5.92 to $8.50     529,668       6.1                $ 6.90        228,168       $ 6.61
$11.38 to $21.75   125,000       7.2                $15.11         45,000       $21.75
$4.00 to $21.75    821,668       5.9                $ 7.68        330,168       $ 8.51

15. Shareholder Rights Plan

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

16. Quarterly Financial Data (Unaudited)

The results of operations by quarter for 1999 and 1998 were as follows (in thousands):

                                               Quarter Ended

                             December 31,   March 31,   June 30,   September 30,
                                 1998          1999       1999         1999

Net sales                       $41,388     $34,126     $42,896     $54,007
Gross profit (loss)                 745 (1)    (854)        473       2,491
Net loss                         (2,364)(2)  (3,688)(2)  (2,637)(2)  (1,760)(2)
Basic and diluted loss per share   (.15)(2)    (.24)(2)    (.17)(2)    (.11)(2)


                                               Quarter Ended

                             December 31,   March 31,   June 30,   September 30,
                                 1997          1998       1998         1998

Net sales                       $86,479     $70,548     $56,590     $51,773
Gross profit                     13,774      10,329       5,671       3,578
Net income (loss)                 6,570       4,707       1,330      (1,221)(3)
Basic earnings (loss) per share     .43         .30         .09        (.08)(3)
Diluted earnings (loss) per share   .42         .30         .09        (.08)(3)

(1) Gross profit for the three months ended December 31, 1998 includes a $707,000 ($451,000 after tax effect or $.03 per share) charge to earnings for the reduction in carrying value of finished goods inventory, primarily related to a decline in the selling prices of the Company's energy products.

(2) Net loss for the quarters ended December 31, 1998, March 31, 1999, June 30, 1999 and September 30, 1999 included charges for the start-up of the cold drawn tubular production facility of $719,000, $952,000, $825,000 and $966,000, respectively ($460,000, $609,000, $528,000 and $618,000 after tax effect or $0.03, $0.04, $0.03 and $0.04 per share, respectively).

(3) During the quarter ended September 30, 1998, the Company recorded a pretax charge of $1.6 million ($1.1 million after tax effect or $.07 per share) in selling, general and administrative expense for the write-down of certain software development costs relating to information systems being replaced by a new enterprise resource planning system.

Report of Independent Auditors


Board of Directors and Stockholders
Maverick Tube Corporation

We have audited the accompanying consolidated balance sheets of Maverick Tube Corporation and subsidiaries as of September 30, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Maverick Tube Corporation and subsidiaries at September 30, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1999, in conformity with generally accepted accounting principles.

                                                /s/ ERNST & YOUNG LLP


St. Louis, Missouri
October 29, 1999