Form 10-K, Exhibit 13
period 2000-12-31
MAVERICK TUBE CORPORATION
filed 2001-03-23
CIK 869087

Exhibit 13

MARKET FOR OUR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Principal Market

Our common stock, par value $.01 per share, is traded on the New York Stock Exchange under the symbol "MVK." Our exchangeable shares are traded on The Toronto Stock Exchange under the symbol "MAV." Prior to September 25, 2000, our common stock was listed and traded on the NASDAQ/National Market System.

Stock Price and Dividend Information

The high and low closing sales prices of our common stock during the first, second, third and fourth quarters for the years ended December 31, 2000 and 1999, respectively, were as follows:

                                2000                              1999
Quarter                  High           Low              High              Low
--------------------------------------------------------------------------------


First                $   32.438    $   19.375        $   7.313        $   5.500
Second               $   36.313    $   26.125        $   15.250       $   5.688
Third                $   29.813    $   21.750        $   22.250       $  11.875
Fourth               $   27.625    $   12.688        $   26.250       $  16.313

The high and low closing sales prices on The Toronto Stock Exchange of our exchangeable shares during the third and fourth quarter for the year ended December 31, 2000 were as follows:

                               2000
Quarter                  High           Low
--------------------------------------------------------------------------------

Third                C$   41.50       C$  40.25
Fourth               C$   41.50       C$  19.55

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

There were 150 holders of record of our common stock as of December 31, 2000. There were 21 holders of record of our exchangeable shares as of December 31, 2000.

                   Maverick Tube Corporation and Subsidiaries

                        Historical Financial Information

The selected  financial  data for the Company set forth below for the year ended
December 31, 2000, for the three months ended December 31, 1999, and for the years ended September 30, 1999, 1998, 1997, and 1996, should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein.

                                                            Three Months
                                            Year Ended          Ended
                                           December 31,     December 31,                     Year Ended September 30,
(in thousands, except per share data)          2000             1999             1999            1998           1997        1996 (5)
------------------------------------------------------------------------------------------------------------------------------------
Statement of Operations Data:

Net sales                                 $ 560,382       $ 129,616          $ 314,391      $ 383,827       $ 545,337     $ 382,338
Cost of goods sold                          490,133         118,983            295,649        331,406         452,951       329,553
                                          ------------------------------------------------------------------------------------------

Gross profit                                 70,249          10,633             18,742         52,421          92,386        52,785
Selling, general and administrative          25,466           7,104             22,036         20,103 (4)      19,810        15,927
Start-up costs                                  267 (1)           -              3,745 (3)        775 (3)           -             -
                                          ------------------------------------------------------------------------------------------

Income (loss) from operations                44,516           3,529             (7,039)        31,543          72,576        36,858
Transaction costs                            11,253 (2)           -                  -              -               -             -
Interest expense                              3,177             256              1,868          1,658           1,445         2,386
                                          ------------------------------------------------------------------------------------------

Income (loss) before income taxes            30,086           3,273             (8,907)        29,885          71,131        34,472
Provision (benefit) for income taxes         13,521           1,726             (1,573)        10,587          25,330        11,126
                                          ------------------------------------------------------------------------------------------

Net income (loss)                         $  16,565       $   1,547          $  (7,334)     $  19,298       $  45,801      $ 23,346
                                          ==========================================================================================

Diluted earnings (loss) per share         $     .48       $     .05          $    (.24)     $     .61       $    1.46      $    .76
                                          ==========================================================================================

Average shares deemed outstanding            34,525          32,638             31,160         31,569          31,276        30,705
                                          ==========================================================================================


Other Data:
Depreciation and amortization             $  13,819       $  3,327          $   11,420      $   8,553      $   8,453      $   7,876
Capital expenditures                         53,751         18,555              16,917         43,151         14,771          7,630
EBITDA (6)                                   47,082          6,856               4,381         40,096         81,029         44,734

Balance Sheet Data:
(End of period)
Working capital                           $ 118,828       $108,632          $   93,586      $ 108,343      $ 111,380      $  75,810
Total assets                                389,029        323,255             289,241        258,201        285,494        214,490
Current maturities of long-term debt            866            723                 708            653            604          1,843
Short-term revolving credit facility         20,766         10,067              10,067          6,133              -             -
Long-term revolving credit facility          62,038         27,150              31,000         27,400         10,000         13,250
Other long-term debt (less current
  maturities)                                 6,929          7,300               7,518          8,226          8,879         11,901
Stockholders' equity                        213,256        200,566             166,774        173,146        162,801        118,239

(1) Represents the operating loss of the Company's large diameter pipe and tubing facility which has not yet been completed and is waiting installation of the energy finishing equipment, which is expected to be fully operational in March 2001.

(2) In connection with the combination, the Company recorded transaction costs of $11,253,000 for the year ended December 31, 2000. Transaction costs include investment banking, legal, accounting, printing, severance pay and other costs directly related to the combination.

(3) Represents the operating loss of the Company's cold drawn mechanical tubing facility which began operations in October 1998 and the Longview facility which began operations in December 1998.

(4)  Includes a write-down of software costs of $1,605,000.

(5) Includes the one-time effect of the change in accounting practice which resulted in a reduction in net sales, gross profit, net income and basic and diluted net income per share of $8,700,000, $1,000,000, $839,000 and $0.03, respectively.

(6) EBITDA represents earnings (loss) before interest, income taxes, depreciation and amortization. The Company believes EBITDA is a widely accepted, supplemental financial measurement used by many investors and analysts to analyze and compare companies' performances. However, EBITDA should not be considered as an alternative to income from operations or to cash flows from operating, investing or financing activities, as determined in accordance with generally accepted accounting principles. Because EBITDA excludes some, but not all, items that affect net income and because these measures may vary among companies, the EBITDA data presented above may not be comparable to similarly titled measures of other companies.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As used herein, Maverick Tube Corporation and its direct and indirect wholly-owned subsidiaries are collectively referred to as "the Company," whereas "Maverick" is the Company exclusive of its subsidiary Prudential Steel Ltd. ("Prudential"). Also, unless the context otherwise requires, the terms "we," "us" or "our" refers to the Company.

Certain statements contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" regarding matters (including statements as to the beliefs or expectations of Maverick) that are not historical facts are forward-looking statements. Because such forward-looking statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. For example, uncertainty continues to exist as to future levels and volatility of oil and gas price expectations and their effect on drilling levels and demand for our energy related products, the future impact of industry-wide draw-downs of inventories and future import levels. Uncertainty also exists as to the trend and direction of both product pricing and purchased steel costs. Reference is made to the "Risk Factors" discussed in Exhibit 99.1 of the Company's Form 10-K for its year ended December 31, 2000.

All amounts are expressed in U.S. dollars unless otherwise indicated.

COMBINATION WITH  PRUDENTIAL

On June 11, 2000, the Company entered into a definitive Combination Agreement providing for the combination of Prudential, a corporation existing under the laws of the Province of Alberta, Canada, with the Company. The transaction was completed on September 22, 2000.

Under the terms of the combination, Prudential stockholders received 0.52 of an exchangeable share, issued by Maverick Tube (Canada) Inc., a wholly-owned Canadian subsidiary of the Company, for each Prudential common share. Consequently, Prudential stockholders received a total of 15,813,088 exchangeable shares. The exchangeable shares are Canadian securities that began trading on The Toronto Stock Exchange on September 27, 2000 under the symbol MAV. These shares have the same voting rights, dividend entitlements and other attributes as shares of the Company's common stock and are exchangeable, at each exchangeable stockholder's option, for the Company's common stock on a one-for-one basis. The transaction was accounted for as a pooling of interests and thus the financial statements and management's discussion and analysis for the fiscal years ended September 30, 1999 and 1998 have been restated to include the operations and activities of Prudential.

In conjunction with the announcement of this transaction, the Maverick Board of Directors approved a change in the fiscal year-end of the Company from September 30 to December 31, effective with the calendar year beginning January 1, 2000. Accordingly, our fiscal year is now on a calendar year basis. A three-month Transition Period from October 1, 1999 through December 31, 1999 preceded the start of the 2000 calendar year.

As a result of the differing year-ends of Maverick and Prudential, prior to the combination and Maverick's change in year-end, financial statements for dissimilar year-ends have been combined. The Maverick's financial statement for its fiscal year ended September 30, 1999 and 1998 have been combined with Prudential's financial statements for the years ended December 31, 1999 and 1998. Thus, Prudential's results of operations are included in both the year ended September 30, 1999 and the Transition Period ended December 31, 1999.

OVERVIEW

Our products include Electric Resistance Welded (ERW) Oil Country Tubular Goods (sometimes referred to as OCTG) and line pipe, which are sold primarily to distributors who supply end-users in the energy industry, and structural tubing and standard pipe, which are sold primarily to service centers who supply end-users in construction, transportation, agriculture and other industrial enterprises.

OCTG Demand and Consumption

Demand for our energy related products depends primarily upon the number of oil and natural gas wells being drilled, completed and worked over in the United States and Canada and the depth and drilling conditions of these wells. The levels of these activities are primarily dependent on oil and natural gas prices. U.S. end-users obtain OCTG from domestic and foreign pipe producers and from draw-downs of inventory from the end-user, distributor or mill inventories. Canadian distributors do not generally hold significant amounts of inventories.

The following table illustrates certain factors related to industry-wide drilling activity, energy prices, oil country tubular goods consumption, shipments, imports and inventories for the periods presented:

                                                 Three Months
                                   Year Ended       Ended         Year Ended
                                   December 31,   December 31,   September 30,
                                      2000           1999       1999        1998
                                  ----------------------------------------------

U.S. Market Activity:
Average rig count                       918          775         602       903
Average U.S. energy prices:
Oil per barrel (West Texas
  Intermediate)                      $30.16       $24.30      $16.36    $16.94
Natural gas per MCF
   (Average U.S.)                    $ 4.18       $ 2.45      $ 2.06    $ 2.26

U.S. oil country tubular goods
consumption (in thousands of tons):
U.S. producer shipments               1,856          376         661     1,548
Imports                                 717           83         134       402
Inventory (increase)/decrease          (436)         (15)        370       (66)
Used pipe                               174           44         158       139
                                  ----------------------------------------------
   Total U.S. Consumption             2,311          488       1,323     2,023
                                  ==============================================

                                               Year Ended December 31,
                                        2000          1999             1998
                                    --------------------------------------------


Canadian Market Activity:
Average rig count                       344            244              263
Average Canadian energy prices:
Natural gas per U.S. $ per MCF
   (Average Alberta spot price)       $3.38          $1.86             $1.33
Canadian oil country tubular goods
Consumption (in thousands of tons):
Canadian producer shipments             465            303              350
Imports                                 273            160              157
Inventory (increase)/decrease            25             10              (15)
                                   ---------------------------------------------
Total Canadian consumption              763            473              492
                                   =============================================

The U.S. rig count in the table is based on weekly rig count reporting from Baker Hughes, Inc. Energy prices in the table are monthly average period prices as reported by Spears and Associates for West Texas Intermediate grade crude oil and the average U.S. monthly natural gas cash price as reported by Natural Gas Week. Imports are as reported by Duane Murphy and Associates in "The OCTG Situation Report." Inventory (increase)/decrease are our estimates based upon independent research by Duane Murphy and Associates. Used pipe quantities are calculated by multiplying 8.3 recoverable tubing and casing tons by the number of abandoned oil and gas wells. U.S. consumption of OCTG is our estimate based on estimated per rig consumption of OCTG multiplied by the Baker Hughes rig count. U.S. producer shipments are our estimates calculated based on the components listed above.

The Canadian rig count in the table is based on weekly rig count reporting from Baker Hughes, Inc. Energy prices in the table are the average Alberta natural gas spot price. Imports are as reported by Statistics Canada. Inventory (increase)/decrease are our estimates based upon data reported by Statistics Canada. Canadian producer shipments are reported by Statistics Canada Steel Pipe and Tube Report.

According to published industry reports, average U.S. drilling increased by 18.5% during calendar 2000, averaging approximately 918 rigs, with gas-related drilling increasing by 15.2% and oil-related drilling increasing by 33.1%. Average energy prices increased during calendar 2000, with natural gas increasing 70.6% and oil increasing by 24.1%. The increases in energy prices seen throughout the year had a positive effect on drilling levels in calendar 2000. At the end of fiscal 1999 (September 30), drilling was at 730 rigs, down 3.2% from its fiscal 1998 year-end level of 754 rigs. However, drilling began to increase with the upturn in prices and increased to 1,099 rigs by December, 2000, up by 50.5% from fiscal 1999 year-end levels.

According to published industry reports, average Canadian drilling increased by 41.0% from calendar 1999 to calendar 2000, averaging approximately 344 rigs. Average energy prices increased during calendar 2000, with natural gas increasing 81.7% and oil increasing by 24.1%. The increases in crude oil prices seen throughout the year had a positive effect on drilling levels in calendar 2000. At the end of calendar 1999, drilling was at 385 rigs, up 55.2% from its calendar 1998 year-end level of 248 rigs, and continued to increase to 411 rigs by December, 2000, up by 6.8% from calendar 1999 year-end levels.

Imports into the U.S. increased during calendar 2000 from a 10.1% market share in fiscal 1999 to a 17.0% market share for the three months ended December 31, 1999 to a 31.0% market share in calendar 2000. During fiscal 1999, U.S. industry inventory decreases adversely affected U.S. producer shipments by satisfying an estimated 28.0% of consumption. For the three months ended December, 31, 1999 and calendar 2000, U.S. industry inventory increases resulted in additional demand of 3.1% and 18.9%, respectively, of total U.S. OCTG consumption. Management believes that at December 31, 2000, U.S. industry inventory was a normal level in relation to demand, as inventory months of supply increased 25.0%, from 4.8 months at fiscal year-end 1999 to 6.0 months at calendar year-end 2000.

As a result of increasing drilling activity and an increase in U.S. industry inventories, partially offset by increased imports, we estimate that total U.S. producer shipments increased by 180.8% in calendar 2000 as compared to fiscal 1999. During that same period, our shipments of U.S. OCTG were up 102.2% and our export sales, primarily to Canada, increased by 41.4%. However, we estimate that our domestic OCTG market share decreased from 22% during fiscal 1999 to 16% during calendar 2000. The 16% market share we captured during the calendar year ended December 31, 2000 was more in line with the market share we have captured historically.

Imports into Canada increased during calendar 2000 from a 33.8% market share in fiscal 1999 to 35.8% market share in calendar 2000. During calendar 2000, Canadian producer shipments of OCTG increased by 53.5%. Shipments in Canada were adversely impacted by low priced imports. . As a result of the increased drilling activity, we estimate that total Canadian consumption increased by 61.3% in calendar 2000 as compared to calendar 1999. During that same period, our Canadian shipments of OCTG increased 65.4%. We estimate that our Canadian OCTG market share of domestic shipments increased from 39.0% during calendar 1999 to 42.0% during calendar 2000.

Published information suggests that U.S. demand for line pipe was also down during calendar 2000 by an estimated 3.5%. However, domestic shipments fell by 11.6% as the import market share rose from 34.6% to 40.2%. Canadian demand for line pipe increased during calendar 2000 by an estimated 75.6% with domestic shipments up by 84.4% as the import market share fell from 38.1% to 35.0%.

Industrial Demand and Consumption

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

We estimate that the U.S. demand for structural tube products (commonly referred to as hollow structural sections or HSS) of the type we produce increased by 7.6% in calendar 2000 as compared to calendar 1999 and total U.S. producer shipments increased by 4.6% as import market share declined slightly. According to published reports, the U.S. standard pipe market demand increased 10.0%, while total U.S. domestic producer shipments declined by 15.8% as the import market share increased from 31.4% to 47.5%.

Pricing and Costs

Pricing of our products was up during calendar 2000 compared to fiscal 1999. Average pricing of our U.S. OCTG, line, structural and standard product pricing increased by 15.0%, 19.5%, 3.1% and 12.1%, respectively. U.S. energy product pricing was up due to the increase in drilling activity. U.S. structural and standard pricing was up primarily due to increasing steel prices during the early part of the year. Pricing of our Canadian energy products was up by 7.1%, while industrial products pricing rose by 2.9%.

U.S steel costs included in cost of goods sold increased during calendar 2000 by $24 per ton, or 8.5%, from $279 per ton to $303 per ton. Our major supplier of steel announced seven price decreases from mid-May 2000 to December 2000, reducing our replacement cost of steel by approximately $100 per ton. Some of these price reductions were reflected in our cost of goods sold in the third and fourth quarters of calendar 2000. Currently, our replacement cost of steel is less than the cost included in cost of goods sold in calendar 2000 by approximately $58 per ton, or 19.0%. These price decreases reflect reduced demand, increased imports and inventory adjustments in the steel industry. We estimate that the full effect of these decreases will not be fully reflected in cost of goods sold until the second quarter of calendar 2001.

The same factors that have influenced steel costs and cost of goods sold in our U.S. operations have also affected the steel costs and cost of goods sold in our Canadian operations. Canadian cost of goods sold had increased in the calendar year as compared to the prior year but will continue to decrease through early 2001 as reduced replacement costs are realized.

Purchased steel represents approximately two-thirds of our cost of goods sold. As a result, the steel industry, which is highly volatile and cyclical in nature, affects our business both positively and negatively. Numerous factors, most of which are beyond our control, drive the cycles of the steel industry and influence steel prices including general economic conditions, industry capacity utilization, import duties and other trade restrictions and currency exchange rates. Changes in steel prices have a significant impact on the margin levels of our products.

The OCTG market conditions described above impacted our operations and our competitors significantly during 2000, as sales returned to normal levels throughout the year due to the rapid rise in natural gas and oil prices and the resulting significant increases in drilling activity. Consequently, industry-wide inventory levels built during the year and the impact of these industry increases had a positive impact on domestic shipments. As our recent experience indicates, oil and gas prices are volatile and can have a substantial effect on drilling levels and resulting demand for our energy related products. Uncertainty also exists as to the future demand and pricing for HSS and other industrial related products.

RESULTS OF OPERATIONS

The following table sets forth, for the periods presented, certain information relating to our operations expressed as a percentage of net sales:

                                        Three Months
                          Year Ended        Ended              Year Ended
                         December 31,    December 31,         September 30,
                             2000           1999            1999          1998
                        --------------------------------------------------------

Net sales                   100.0%         100.0%          100.0%        100.0%
Cost of goods sold           87.5           91.8            94.0          86.4
                        --------------------------------------------------------
Gross profit                 12.5            8.2             6.0          13.6
Selling, general and
   Administrative             4.6            5.5             7.0           5.2
Start-up costs                 --             --             1.2           0.2
                        --------------------------------------------------------
Income (loss) from
 operations                   7.9            2.7            (2.2)          8.2
Transaction costs             2.0             --              --            --
Interest expense              0.5            0.2             0.6           0.4
                        --------------------------------------------------------
Income (loss) before
   income taxes               5.4            2.5            (2.8)          7.8
Provision (benefit) for
   income taxes               2.4            1.3            (0.5)          2.8
                        --------------------------------------------------------
Net income (loss)             3.0            1.2            (2.3)          5.0
                        ========================================================

Calendar Year Ended December 31, 2000 Compared to Fiscal Year Ended September 30, 1999

Overall Company

In calendar 2000, net sales increased $246.0 million, or 78.2%, from $314.4 million in fiscal 1999 to $560.4 million in calendar 2000. These results were attributable primarily to an increase of 57.8% in total product shipments, from 573,807 tons in fiscal 1999 to 905,571 tons in calendar 2000 and an 13.0% increase in the overall average net selling price during calendar 2000 from an average of $548 per ton to $619 per ton.

Cost of goods sold increased $194.5 million, or 65.8%, from $295.6 million in fiscal 1999 to $490.1 million in calendar 2000. The overall increase was due primarily to increased product shipments. However, the overall unit cost per ton of products sold increased 5.0% (from an average of $515 per ton to $541 per ton) in calendar 2000. The increase was due primarily to an increase in steel costs as U.S. steel cost of goods sold increased 8.5%. See "Overview." Overall conversion costs decreased during calendar 2000 primarily due to higher fixed cost absorption.

Gross profit increased $51.5 million, or 274.8%, from $18.7 million in fiscal 1999 to $70.2 million in calendar 2000. Gross profit per ton for fiscal 1999 was $33 per ton as compared to $78 per ton for calendar 2000. Gross profit per ton was impacted by rising selling prices and lower conversion costs partially offset by higher steel costs. Gross profit as a percentage of net sales was 12.5% for calendar 2000, as compared to 6.0% for fiscal 1999. The increase in the gross profit is due to the factors discussed above.

Selling, general and administrative expenses increased $3.4 million or 15.6%, from $22.0 million in fiscal 1999 to $25.5 million in calendar 2000. These expenses were principally impacted by additional depreciation on our new enterprise resource planning system, general wage increases effective at the beginning of the year and additional head count to support the rise in the sales level. Selling, general and administrative expenses as a percentage of net sales decreased from 7.0% in fiscal 1999 to 4.6% in calendar 2000 due primarily to the increased sales level.

During October 1999, we acquired the equipment for and began the construction of a new large diameter pipe and tubing facility adjacent to our existing facilities in Hickman, Arkansas. We incurred net costs of $267,000 related to the commencement of operations at this facility. These costs were manufacturing costs incurred prior to the fully integrated operations of the facility. The manufacturing costs were offset by a large industrial product order which was produced and shipped in December 2000 and are included in the Maverick Tube L.P. segment operating income for the calendar year ended December 31, 2000.

On September 22, 2000, the business combination with Prudential Steel Ltd. was completed. See "Combination with Prudential." As this transaction was accounted for as a pooling of interests, we recorded a pre-tax charge of $11.3 million ($9.4 million after tax) for direct and severance costs associated with the transaction. These costs reduced net income per share by $0.27 per share for the calendar year ended December 31, 2000.

Interest expense increased $1.3 million, or 70.1%, from $1.9 million in fiscal 1999 to $3.2 million in calendar 2000 as a result of increased borrowings and interest rates. The higher interest rates were primarily due to revisions to our credit facilities to reflect our operating results that were largely attributable to the effects of the prior fiscal year's unfavorable energy market and to provide additional availability in the borrowing base. Our debt to capitalization ratio increased from 22.8% at September 30, 1999 to 29.8% at December 31, 2000. This increase was primarily due to $33.2 million in purchases of property, plant and equipment that were not financed by the sale of 2.3 million shares of common stock during the Transition Period ended December 31, 1999 (the proceeds of which were used primarily to finance the acquisition and construction of the large mill facility in Hickman, Arkansas) and an increase of $25.2 million in working capital needs.

The provision for income taxes was $13.5 million for calendar 2000, compared to the prior fiscal year when we recorded a benefit of $1.6 million. This change is attributable to the generation of pre-tax income of $30.1 million in calendar 2000, compared to pre-tax loss in calendar 1999 of $8.9 million. During calendar 2000, we incurred a loss of $2.0 million at our Longview, Washington facility that has not yet been recognized for tax purposes and thus, no benefit has been recognized in our financial statements.

At December 31, 2000, we had available net operating loss carryforwards of $17.8 million that were generated during fiscal 1999 through calendar 2000. These carryforwards expire in 2019 and 2020. $10.4 million of the net operating loss carryforwards can be utilized in calendar 2001 to offset financial statement earnings after temporary differences from Maverick Tube L.P. The remaining $7.4 million can be utilized $1.5 million per year to offset financial statement earnings after temporary differences from the Longview, Washington facility as they file a separate, stand-alone tax return. At December 31, 2000, we had alternative minimum tax credit carryforwards of $2.6 million available for income tax purposes. See Note 9 of the Notes to the Consolidated Financial Statements.


As a result of the increased gross profit partially offset by the transaction costs of our business combination and the other factors discussed above, we generated net income of $16.6 million, or $0.48 diluted income per share in calendar 2000, an increase of $23.9 million from the $7.3 million loss, or ($0.24) diluted loss per share reported for fiscal 1999.

Maverick Tube L.P. Segment

In conjunction with the Prudential transaction, we changed our segment reporting. Accordingly, the segments are now based on geographic regions instead of product lines as previously reported. Maverick Tube L.P. ("Maverick L.P."), a wholly-owned subsidiary of the Company, is responsible for our operations in Hickman, Arkansas, Beaver Falls, Pennsylvania and Conroe, Texas. Prudential is responsible for our operations in Calgary, Alberta and Longview, Washington.

Maverick L.P.'s sales increased $136.8 million, or 79.3%, from $172.4 million in fiscal 1999 to $309.2 million in calendar 2000. Maverick L.P.'s shipments increased 175,072 tons, or 51.8%, from 337,959 tons to 513,031 tons for the same periods. Energy shipments comprised 156,652 tons of this increase. Our domestic shipments of OCTG increased by 102.2% due to an increasing rig count throughout the calendar year and inventory build up by our customers. Our export sales, primarily to Canada, increased by 41.4%, from 19,931 tons in fiscal 1999 to 28,189 tons in calendar 2000, as the average Canadian rig count rose 62.3% from 212 rigs to 344 rigs. Industrial products shipments comprised the remainder of 18,420 tons of the increase in shipments. Overall average selling price for Maverick L.P.'s products increased by 18.2% from an average of $510 per ton to $603 per ton. The average selling price for energy products was $651 per ton, an increase of $100 per ton. The increase was principally due to the strengthening of the energy market throughout calendar 2000. The average selling price of industrial products was $505 per ton, an increase of $44 per ton.

Maverick L.P.'s cost of goods sold of $280.1 million increased $110.6 million, or 65.3% in calendar 2000, compared with the prior fiscal year. The increase was primarily due to increased product shipments. Also, the overall unit cost per ton of products sold increased 8.8% (from an average of $502 per ton to $546 per ton) in calendar 2000. The increase was due primarily to an increase in steel costs as steel cost of goods sold increased 8.5%, or $24 per ton during calendar 2000. See "Overview." Overall conversion costs remained relatively stable during calendar 2000.

Maverick L.P.'s gross profit increased $26.2 million, or 903.4%, from $2.9 million in fiscal 1999 to $29.1 million in calendar 2000. Gross profit per ton rose dramatically from $9 per ton in fiscal 1999 to $57 per ton in calendar 2000. Gross profit as a percentage of net sales was 9.4% for calendar 2000, as compared to 1.7% for fiscal 1999. The change in the gross profit is due to the factors discussed above.

Prudential Segment

Prudential's sales increased $109.2 million, or 76.9%, from $142.0 million in fiscal 1999 to $251.2 million in calendar 2000. Prudential's shipments increased 156,692 tons, or 66.4%, from 235,848 tons to 392,540 tons. Energy shipments comprised 137,003 of this increase as the average Canadian rig count rose 41.0% from 244 rigs in 1999 to 344 rigs in 2000. We believe our increase in energy shipments and market share was due to our ability to respond quickly to changes in the market. Industrial products shipments comprised 2,871 tons of the increase in shipments. Overall average selling price for Prudential's products increased by 6.3% from an average of $602 per ton to $640 per ton. The average selling price for energy products was $699 per ton, an increase of $44 per ton. The increase was principally due to the recovery in the energy market throughout 2000. The average selling price of industrial products was $472 per ton, an increase of $13 per ton. Tolling tons comprised the remainder of the increase in shipments.

Prudential's cost of goods sold of $210.0 million increased $83.9 million, or 66.6% in calendar 2000, compared with the prior year. The increase was primarily due to increased product shipments. Overall unit cost per ton of products sold remained consistent at an average of $535 per ton. The stability in unit costs was due primarily to an increase in steel costs offset by decreased conversion costs due to better fixed cost absorption. See "Overview."

Prudential's gross profit increased $25.2 million, or 158.5%, from $15.9 million in fiscal 1999 to $41.1 million in calendar 2000. Gross profit per ton increased from $67 per ton in fiscal 1999 to $105 per ton in calendar 2000. Rising selling prices partially offset by higher steel costs impacted gross profit margin per ton. Gross profit as a percentage of net sales was 16.4% for calendar 2000, as compared to 11.2% for fiscal 1999. The change in the gross profit is due to the factors discussed above.

Transition Period Ended December 31, 1999 Compared to Quarter Ended December 31, 1998

Overall Company

In the Transition Period ended December 31, 1999, net sales increased $59.2 million, or 84.0%, from $70.4 million for the three months ended December 31, 1998 to $129.6 million for the three months ended December 31, 1999. These results were attributable primarily to an increase of 92.6% in total product shipments, from 120,480 tons in the three months ended December 31, 1998 to 232,032 tons in the three months ended December 31, 1999 and a 4.4% decrease in the overall average net selling price during the three months ended December 31, 1999 from an average of $584 per ton to $559 per ton.

Cost of goods sold increased $53.6 million, or 82.0%, from $65.4 million for the three months ended December 31, 1998 to $119.0 million for the three months ended December 31, 1999. The overall increase was due primarily to increased product shipments. However, the overall unit cost per ton of products sold decreased 5.5% (from an average of $543 per ton to $513 per ton) for the three months ended December 31, 1999. The decrease was due primarily to a slight decline in steel costs.

Gross profit increased $5.6 million, or 110.6%, from $5.0 million for the three months ended December 31, 1998 to $10.6 million for the three months ended December 31, 1999. Gross profit per ton for the three months ended December 31, 1998 was $42 per ton as compared to $46 per ton for the three months ended December 31, 1999. Gross profit per ton was impacted by falling selling prices partially offset by lower steel costs. Gross profit as a percentage of net sales was 8.2% for the three months ended December 31, 1999, as compared to 7.1% for the three months ended December 31, 1998. The change in the gross profit is due to the factors discussed above.

Selling, general and administrative expenses increased $2.2 million or 46.2%, from $4.9 million for the three months ended December 31, 1998 to $7.1 million for the three months ended December 31, 1999. These expenses increased principally as a result of an increase in bad debt expense, early retirement costs for Prudential senior executives and management personnel and additional expenses for the Longview, Washington facility. Selling, general and administrative expenses as a percentage of net sales decreased from 6.9% for the three months ended December 31, 1998 to 5.5% for the three months ended December 31, 1999 due primarily to the increased sales level.

Interest expense decreased $158,000, or 38.2%, from $414,000 for the three months ended December 31, 1998 to $256,000 for the three months ended December 31, 1999 as a result of decreased borrowings.

The provision for income taxes was $1.7 million for the three months ended December 31, 1999, compared to the prior year when we recorded a benefit from income taxes of $290,000. This change is attributable to the generation of pre-tax income of $3.3 million for the three months ended December 31, 1999, compared to a pre-tax loss of $1.4 for the three months ended December 31, 1998. During the three months ended December 31, 1999, we incurred a loss of $1.1 million at our Longview, Washington facility that has not yet been recognized for tax purposes and thus, no benefit has been recognized in our financial statements.

As a result of the increased gross profit and the other factors discussed above, we generated a net income of $1.5 million, or $0.05 diluted income per share for the three months ended December 31, 1999, an increase of $2.6 million from the $1.1 million net loss, or $0.04 diluted loss per share reported for the three months ended December 31, 1998.

Maverick Tube L.P. Segment

Maverick L.P.'s sales increased $28.6 million, or 69.1%, from $41.4 million for the three months ended December 31, 1998 to $70.0 million for the three months ended December 31, 1999. Maverick L.P.'s shipments increased 56,015 tons, or 73.6%, from 76,151 tons to 132,166 tons. Overall average selling price for Maverick L.P.'s products decreased by 2.6% from an average of $544 per ton to $529 per ton. The decrease was due to the continuation of the unfavorable energy market conditions through the end of 1999.

Maverick L.P.'s cost of goods sold of $67.8 million increased $27.4 million, or 67.9% for the three months ended December 31, 1999, compared with the prior year period. The increase was primarily due to increased product shipments. However, the overall unit cost per ton of products sold decreased 3.2% (from an average of $530 per ton to $513 per ton) for the three months ended December 31, 1999.

Maverick L.P.'s gross profit increased $1.2 million, or 115.3%, from $1.0 million for the three months ended December 31, 1998 to $2.2 million for the three months ended December 31, 1999. Gross profit per ton rose from $13 per ton for the three months ended December 31, 1998 to $17 per ton for the three months ended December 31, 1999. Gross profit as a percentage of net sales was 3.1% for the three months ended December 31, 1999, as compared to 2.4% for the three months ended December 31, 1998. The change in the gross profit is due to the factors discussed above.

Prudential Segment

Prudential's sales increased $30.6 million, or 105.3%, from $29.0 million for the three months ended December 31, 1998 to $59.6 million for the three months ended December 31, 1999. Prudential's shipments increased 55,537 tons, or 125.3%, from 44,329 tons to 99,866 tons. Overall average selling price for Prudential's products decreased by 8.7% from an average of $654 per ton to $597 per ton. The decrease was due to the continuation of the unfavorable energy market conditions through the end of 1999.

Prudential's cost of goods sold of $51.2 million increased $26.2 million, or 104.8% for the three months ended December 31, 1999, compared with the prior year period. The increase was primarily due to increased product shipments. However, the overall unit cost per ton of products sold decreased 9.0% (from an average of $564 per ton to $513 per ton) for the three months ended December 31, 1999.

Prudential's gross profit increased $4.4 million, or 109.4%, from $4.0 million for the three months ended December 31, 1998 to $8.4 million for the three months ended December 31, 1999. Gross profit per ton decreased from $90 per ton for the three months ended December 31, 1998 to $84 per ton for the three months ended December 31, 1999. Gross profit as a percentage of net sales was 14.1% for the three months ended December 31, 1999, as compared to 13.8% for the three months ended December 31, 1998. The change in the gross profit is due to the factors discussed above.

Fiscal Year Ended September 30, 1999 Compared to Fiscal Year Ended September 30, 1998

Overall Company

In fiscal 1999, net sales decreased $69.4 million, or 18.1%, from $383.8 million in fiscal 1998 to $314.4 million in fiscal 1999. These results were attributable primarily to a decrease of 3.0% in total product shipments, from 591,785 tons in fiscal 1998 to 573,807 tons in fiscal 1999 and a 14.1% decrease in the overall average net selling price during fiscal 1999 from an average of $649 per ton to $548 per ton.

Cost of goods sold decreased $35.8 million, or 10.8%, from $331.4 million in fiscal 1998 to $295.6 million in fiscal 1999. The overall decrease was due primarily to decreased product shipments. However, the overall unit cost per ton of products sold decreased 8.0% (from an average of $560 per ton to $515 per ton) in fiscal 1999. The decrease was due primarily to a decrease in steel costs as U.S. steel cost of goods sold decreased 13.0%. Overall conversion costs increased during fiscal 1999 primarily due to lower fixed cost absorption.

Gross profit decreased $33.6 million, or 64.1%, from $52.4 million in fiscal 1998 to $18.8 million in fiscal 1999. Gross profit per ton for fiscal 1998 was $89 per ton as compared to $33 per ton for fiscal 1999. Gross profit per ton was impacted by falling selling prices and higher conversion costs partially offset by lower steel costs. Gross profit as a percentage of net sales was 6.0% for fiscal 1999, as compared to 13.6% for fiscal 1998. The change in the gross profit is due to the factors discussed above.

Selling, general and administrative expenses increased $1.9 million or 9.5%, from $20.1 million in fiscal 1998 to $22.0 million in fiscal 1999. These expenses increased principally as a result of an increase in bad debt expense, early retirement costs for Prudential senior executives and management personnel and additional expenses for the Longview, Washington facility. These increased expenses were partially offset by the write-down of software development costs of $1.6 million in fiscal 1998 and lower sales commissions on industrial products sales. Selling, general and administrative expenses as a percentage of net sales increased from 5.2% in fiscal 1998 to 7.0% in fiscal 1999 due primarily to the decreased sales level.

During September 1998, we acquired assets that are being utilized in the production of cold drawn tubular products at a facility in Beaver Falls, Pennsylvania. We incurred operating losses of approximately $3.5 million in fiscal 1999 related to the operations at this facility that had not reached normal production capacity. Also, during 1998, we acquired the equipment and began the construction of a new facility in Longview, Washington. Initial production focused on industrial tubing. Finishing lines were completed by March 1999, which added the capability to produce energy products and standard pipe. We incurred net costs of $283,000 during fiscal 1999 related to the operations of this facility. These costs are comprised primarily of salary and related costs for the production, sales and administrative personnel prior to the fully integrated operation of the facility. These start-up costs increased our net loss by $0.08 per diluted share for fiscal 1999.

Interest expense increased $210,000, or 12.7%, from $1.7 million in fiscal 1998 to $1.9 million in fiscal 1999 as a result of increased interest rates. The increased interest rates were primarily due to revisions to our revolving credit facilities to reflect our operating results, largely attributable to the effects of the unfavorable energy market, and to provide additional availability in the borrowing base.

The benefit from income taxes was $1.6 million for fiscal 1999, compared to the prior year when we recorded a provision of $10.6 million. This change is attributable to the generation of pre-tax losses of $8.9 million in fiscal 1999, compared to pre-tax income in fiscal 1998 of $29.9 million. During fiscal 1999, we incurred a loss of $3.9 million at our Longview, Washington facility that has not yet been recognized for tax purposes and thus, no benefit has been recognized in our financial statements.

As a result of the decreased gross profit and the other factors discussed above, we generated a net loss of $7.3 million, or $0.24 diluted loss per share in fiscal 1999, a decrease of $26.6 million from the $19.3 million, or $0.61 diluted earnings per share reported for fiscal 1998.

Maverick Tube L.P. Segment

Maverick L.P.'s sales decreased $93.0 million, or 35.0%, from $265.4 million in fiscal 1998 to $172.4 million in fiscal 1999. Maverick L.P.'s shipments decreased 90,257 tons, or 21.1%, from 428,216 tons to 337,959 tons. Energy shipments comprised 78,285 tons of this decrease. Our domestic shipments of OCTG fell by 32.8% due to a declining rig count throughout the fiscal year and inventory draw-downs by our customers. Our export sales, primarily to Canada, decreased by 22.9%, from 25,866 tons in fiscal 1998 to 19,931 tons in fiscal 1999, as the average Canadian rig count fell 34.4% from 323 rigs to 212 rigs. Industrial products shipments comprised the remainder of 11,972 tons of the decrease in shipments. Overall average selling price for Maverick L.P.'s products decreased by 17.7% from an average of $620 per ton to $510 per ton. The average selling price for energy products was $551 per ton, a decrease of $151 per ton. The decrease was principally due to the deterioration in the U.S. energy market throughout fiscal 1999. The average selling price of industrial products was $461 per ton, a decrease of $27 per ton.

Maverick L.P.'s cost of goods sold of $169.5 million decreased $62.5 million, or 26.9% in fiscal 1999, compared with the prior year. The decrease was primarily due to decreased product shipments. However, the overall unit cost per ton of products sold decreased 7.4% (from an average of $542 per ton to $502 per ton) in fiscal 1999. The decreased was due primarily to a decrease in steel costs as steel cost of goods sold decreased 13.0%, or $42 per ton during fiscal 1999. Overall conversion costs remained relatively stable during fiscal 1999.

Maverick L.P.'s gross profit decreased $30.5 million, or 91.4%, from $33.4 million in fiscal 1998 to $2.9 million in fiscal 1999. Gross profit per ton fell dramatically from $78 per ton in fiscal 1998 to $8 per ton in fiscal 1999. Gross profit as a percentage of net sales was 1.7% for fiscal 1999, as compared to 12.6% for fiscal 1998. The change in the gross profit is due to the factors discussed above.

Prudential Segment

Prudential's sales increased $23.6 million, or 19.9%, from $118.4 million in 1998 to $142.0 million in 1999. Prudential's shipments increased 54,728 tons, or 30.2%, from 181,120 tons to 235,848 tons. Energy shipments comprised 45,811 tons of this increase despite the average Canadian rig count falling 7.2% from 263 rigs in 1998 to 244 rigs in 1999. We believe our increase in energy shipments was due to our ability to respond quickly to changes in the market. Industrial products shipments comprised 16,842 tons of the increase in shipments. Overall average selling price for Prudential's products decreased by 8.0% from an average of $654 per ton to $602 per ton. The average selling price for energy products was $655 per ton, a decrease of $82 per ton. The decrease was principally due to the deterioration in the energy market throughout 1999 and increased competition from imports. The average selling price of industrial products was $459 per ton, a decrease of $78 per ton. Tolling ton decrease comprised the remainder of the difference in the increase in shipments.

Prudential's cost of goods sold of $126.1 million increased $26.7 million, or 26.9% in 1999, compared with the prior year. The increase was primarily due to increased product shipments. However, the overall unit cost per ton of products sold decreased 2.6% (from an average of $549 per ton to $535 per ton) in fiscal 1999. The decrease in unit costs was due primarily to a decrease in steel costs.

Prudential's gross profit decreased $3.1 million, or 16.3%, from $19.0 million in fiscal 1998 to $15.9 million in fiscal 1999. Gross profit per ton decreased from $105 per ton in fiscal 1998 to $67 per ton in fiscal 1999. Deteriorating selling prices partially offset by lower steel costs impacted gross profit margin per ton. Gross profit as a percentage of net sales was 11.2% for fiscal 1999, as compared to 16.0% for fiscal 1998. The change in the gross profit is due to the factors discussed above.

LIQUIDITY AND CAPITAL RESOURCES

Working capital at December 31, 2000 was $118.8 million and the ratio of current assets to current liabilities was 2.2 to 1, compared to working capital of $93.6 million and a current ratio of 2.2 to 1 at September 30, 1999. The increase in working capital was principally due to a $21.2 million increase in accounts receivable and a $15.3 million increase in inventories partially offset by an $11.9 million increase in accrued expenses and a $3.7 million increase in deferred revenue. The increase in accounts receivable, inventories, accrued expenses and deferred revenue was due to the increased volume of energy business experienced throughout calendar 2000. Cash provided by operating activities for calendar 2000 was $10.6 million. The primary source of cash was the cash from operations of $30.4 (excluding depreciation and amortization of $13.8 million) partially offset by the above-described changes in operating assets and liabilities.

During the three months ended December 31, 1999,  fiscal 1999 and 1998, net cash
(used) provided by operating activities was $(16.4), $17.4 million and $4.0 million, respectively. For the three months ended December 31, 1999, cash used by operating activities and funding for capital expenditures came principally from the sale of common stock. In fiscal 1999, the net cash provided by operating activities was primarily used to fund capital expenditures. In fiscal 1998, the funding for capital expenditures came from the net cash provided by operating activities, the proceeds from borrowings and notes and the use of prior year cash balances.

Cash used in investing activities in calendar 2000, the three month period ended December 31, 1999, fiscal 1999 and 1998 was $53.7 million, $18.6 million, $18.8 million and $43.1 million, respectively. In calendar 2000, we used $34.9 million primarily for the construction and equipping of our new large diameter pipe and tubing facility in Hickman, Arkansas and $2.5 million for the completion of the premium thread facility in Calgary, Alberta. In the three months ended December 31, 1999, we used $14.4 million primarily for the construction and equipping of our new large diameter pipe and tubing facility in Hickman, Arkansas. In fiscal 1999, we used $7.3 million primarily for purchases of equipment, $4.6 million for our new enterprise resource planning system, $3.0 million for the completion of the Longview, Washington facility and $2.1 million for the deposit on large mill equipment. We funded the remaining $9.65 million of the purchase price for the large mill equipment on November 10, 1999. See Note 3 of the Notes to the Consolidated Financial Statements. In fiscal 1998, we purchased property, plant and equipment of $43.2 of which $11.5 million was spent on the purchase of the production facility for cold drawn mechanical tubing and $17.8 million was spent on the Longview, Washington facility.

During calendar 2000, cash provided by financing activities was $44.3 million that was principally attributable to a $45.9 million net increase in our revolving credit facilities supplemented by $1.4 million from employee stock option exercises. Dividends paid to the former stockholders of Prudential prior to the Company's combination with Prudential, reduced the cash provided by financing activities by $3.1 million.

During the three months ended December 31, 1999, cash provided by financing activities of $34.3 million was principally due to proceeds from the sale of 2.3 million shares of our common stock, which generated $34.9 million in net proceeds. These net proceeds were offset by other working capital needs.

During fiscal 1999, cash provided by financing activities was $2.4 million that was primarily attributable to a $7.3 million net increase in our revolving credit facilities. The increase in our revolving credit facilities was offset by other regularly scheduled term debt payments of $853,000. Dividends paid to the former stockholders of Prudential prior to the Company's combination with Prudential, reduced the cash provided by financing activities by $4.1 million.

During fiscal 1998, cash provided by financing activities was $19.3 million that was primarily attributable to a $23.5 million net increase in our revolving credit facilities used to fund the purchase of the production facility for cold drawn mechanical tubing and other working capital needs. These borrowings were partially offset by dividends paid to the former stockholders of Prudential of $4.1 million.

We have three revolving credit facilities. The short-term revolving credit facility is with a Canadian financial institution, the operating line of credit is with a U.S. financial institution and the long-term revolving credit facility is with a group of U.S. financial institutions. The short-term facility is a $26.7 million (C$40.0 million Canadian) unsecured demand operating credit facility. This facility is considered to be short-term and is included in our current liabilities. The operating line of credit is a $5.0 million facility that is used to fund the working capital requirements of the Longview, Washington operation. It is secured by letters of credit drawn on the Canadian bank and any borrowings on the U.S. operating line reduce the availability of the short-term revolving credit facility. The long-term revolving credit facility provides for maximum borrowings up to the lesser of the eligible borrowing base or $80.0 million, and bears interest at either the prevailing prime rate or the Eurodollar rate, adjusted by an interest margin, depending upon certain financial measurements. The long-term revolving credit facility is secured by accounts receivable, inventories and certain equipment and will mature on January 1, 2004.

Consistent with the Company's business strategy prior to the combination, the Company currently intends to retain earnings to finance the growth and development of our business and do not anticipate paying cash dividends in the near future. Any payment of cash dividends in the future will depend upon our financial condition, capital requirements and earnings as well as other factors the Board of Directors may deem relevant. Our long-term revolving credit facility with commercial lenders restricts the amount of dividends we can pay to our stockholders.

Our capital expenditure budget for fiscal 2001 is approximately $20.0 million, of which $3.5 million will be used for the construction of a new coating facility, which will be built adjacent to our existing facilities in Hickman, Arkansas. The remaining $16.5 million of our capital expenditure budget will be used to acquire new equipment for our existing manufacturing facilities and to enhance our new enterprise resource planning system. We expect to meet ongoing working capital and the capital expenditure requirements from a combination of cash flow from operating activities and available borrowings under our revolving credit facilities that constitute our primary sources of liquidity.

As of December 31, 2000, the applicable interest rate on the short-term revolving credit facility/operating line of credit and the long-term credit facility was 7.0 and 9.5 percent per annum, respectively. We had $5.9 million and $14.6 million in additional available borrowings as of December 31, 2000 on the short-term revolving credit facility/operating line of credit and long-term revolving credit facility, respectively. As of December 31, 2000, we had $2.2 million in cash and cash equivalents.

                                 Maverick Tube Corporation and Subsidiaries
                                        Consolidated Balance Sheets
                                     (In thousands, except share data)

                                                                   December 31,         September 30,
                                                                        2000                 1999
                                                               --------------------------------------------
ASSETS
Current assets:
 Cash and cash equivalents                                        $     2,193           $    1,625
 Accounts receivable, less allowances of $2,141
   and $1,581 in 2000 and 1999, respectively                           74,979               54,952
 Inventories                                                          137,718              106,638
 Deferred income taxes                                                  2,764                3,000
 Income taxes refundable                                                   45                3,739
 Prepaid expenses and other current assets                              2,978                2,054
                                                               -----------------------------------
   Total current assets                                               220,677              172,008

Property, plant and equipment, net                                    167,263              114,160

Other assets                                                            1,089                3,073
                                                               -----------------------------------
                                                                  $   389,029           $  289,241
                                                               ===================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable                                                 $   48,885           $   46,593
 Accrued expenses and other liabilities                               20,025               17,338
 Deferred revenue                                                      8,954                3,716
 Income taxes payable                                                  2,353                    -
 Revolving credit facility                                            20,766               10,067
 Current maturities of long-term debt                                    866                  708
                                                               -----------------------------------
  Total current liabilities                                          101,849               78,422

Long-term debt, less current maturities                                6,929                7,518
Revolving credit facility                                             62,038               31,000
Deferred income taxes                                                  4,957                5,527
Commitments and contingencies (Notes 6, 13 and 14)                         -                    -

STOCKHOLDERS' EQUITY
 Preferred stock, $.01 par value; 5,000,000
  authorized shares; 1 share issued and outstanding
  in 2000 and 1999                                                        -                    -
 Common stock, $.01 par value; 80,000,000
  authorized shares; 33,712,312 and 31,164,809 shares
  issued and outstanding in 2000 and 1999, respectively                 337                  311
 Additional paid-in capital                                         111,542               74,007
 Retained earnings                                                  107,790               95,612
 Accumulated other comprehensive loss:
  Foreign currency translation                                       (6,413)              (3,156)
                                                               -----------------------------------
                                                                    213,256              166,774
                                                               -----------------------------------
                                                                  $ 389,029          $   289,241
                                                               ===================================

See accompanying notes.

                                               Maverick Tube Corporation and Subsidiaries
                                                  Consolidated Statements of Operations
                                                  (In thousands, except per share data)

                                                             Three Months
                                            Year Ended          Ended
                                           December 31,      December 31,       Year Ended September 30,
                                               2000             1999            1999            1998
                                      ---------------------------------------------------------------------
 Net sales                                  $  560,382      $  129,616       $ 314,391        $ 383,827
 Cost of goods sold                            490,133         118,983         295,649          331,406
                                      ---------------------------------------------------------------------
 Gross profit                                   70,249          10,633          18,742           52,421

 Selling, general and administrative            25,466           7,104          22,036           20,103
 Start-up costs                                    267               -           3,745              775
                                      ---------------------------------------------------------------------

 Income (loss) from operations                  44,516           3,529          (7,039)          31,543

 Transaction costs                              11,253               -               -                -
 Interest expense                                3,177             256           1,868            1,658
                                      ---------------------------------------------------------------------
 Income (loss) before income taxes              30,086           3,273          (8,907)          29,885

 Provision (benefit) for income taxes           13,521           1,726          (1,573)          10,587
                                      ---------------------------------------------------------------------
 Net income (loss)                          $   16,565      $    1,547       $  (7,334)        $ 19,298
                                      =====================================================================

Basic earnings (loss) per share             $     0.49      $     0.05       $   (0.24)        $   0.62
                                      =====================================================================

Diluted earnings (loss) per share           $     0.48      $     0.05       $   (0.24)        $   0.61
                                      =====================================================================

See accompanying notes.

                                               Maverick Tube Corporation and Subsidiaries
                                             Condolidated Statements of Stockholders' Equity
                                                    (In thousands, except share data)

                                                                                                Accumulated
                                                                                   Additional      Other
                                                                  Common Stock      Paid-In    Comprehensive Retained  Stockholders'
                                                                 Shares   Amount    Capital    Income (Loss) Earnings     Equity
                                                               ---------------------------------------------------------------------
Balance at September 30, 1997                                  31,121,806 $  311   $ 73,091    $   (2,396)  $ 91,795     $  162,801

  Net income                                                            -      -          -             -     19,298         19,298
  Foreign currency translation                                          -      -          -        (5,751)         -         (5,751)
                                                                                                                         -----------
  Comprehensive income                                                                                                       13,547
  Dividends paid to Prudential Steel Ltd. stockholders                  -      -          -             -     (4,077)        (4,077)
  Exercise of stock options - Prudential Steel Ltd.
   directors and employees                                         11,665      -         65             -          -             65
  Exercise of stock options - Maverick directors and employees     26,500      -        162             -          -            162
  Tax benefit associated with the exercise
   of non-qualified Maverick stock options                              -      -        648             -          -            648
                                                               ---------------------------------------------------------------------

Balance at September 30, 1998                                  31,159,971    311     73,966        (8,147)   107,016        173,146

  Net loss                                                              -      -          -             -     (7,334)        (7,334)
  Foreign currency translation                                          -      -          -         4,991          -          4,991
                                                                                                                         -----------
  Comprehensive (loss)                                                                                                       (2,343)
  Dividends paid to Prudential Steel Ltd.stockholders                   -      -          -             -     (4,070)        (4,070)
  Exercise of stock options - Prudential Steel Ltd.
   directors and employees                                          1,838      -          9             -          -              9
  Exercise of stock options - Maverick directors and employees      3,000      -         19             -          -             19
  Tax benefit associated with the exercise
   of non-qualified Maverick stock options                              -      -         13             -          -             13
                                                               ---------------------------------------------------------------------

Balance at September 30, 1999                                  31,164,809    311     74,007        (3,156)    95,612        166,774

  Net income                                                            -      -          -             -      1,547          1,547
  Foreign currency translation                                          -      -          -         1,608          -          1,608
                                                                                                                         -----------
  Comprehensive income                                                                                                        3,155
  Dividends paid to Prudential Steel Ltd.stockholders                   -      -          -             -     (1,027)        (1,027)
  Exercise of stock options - Prudential Steel Ltd.
   directors and employees                                          1,838      -          9             -          -              9
  Exercise of stock options - Maverick directors and employees     28,000      1        186             -          -            187
  Issuance of Maverick shares                                   2,300,000     23     34,880             -          -         34,903
  Adjustment for change in year-end                                (1,838)     -         (9)       (1,608)    (1,818)        (3,435)
                                                               ---------------------------------------------------------------------

Balance at December 31, 1999                                   33,492,809    335    109,073        (3,156)    94,314        200,566

  Net income                                                            -      -          -             -     16,565         16,565
  Foreign currency translation                                          -      -          -        (3,257)         -         (3,257)
                                                                                                                         -----------
  Comprehensive income                                                                                                       13,308
  Dividends paid to Prudential Steel Ltd.stockholders                   -      -          -             -     (3,089)        (3,089)
  Exercise of stock options - Prudential Steel Ltd.
   directors and employees                                         88,753      1        567             -          -            568
  Exercise of stock options - Maverick directors and employees    130,750      1        845             -          -            846
  Tax benefit associated with the exercise
   of non-qualified Maverick stock options                              -      -      1,057             -          -          1,057
                                                               ---------------------------------------------------------------------

Balance at December 31, 2000                                   33,712,312  $ 337  $ 111,542     $  (6,413)  $107,790      $ 213,256
                                                               =====================================================================

See accompanying notes.

                                               Maverick Tube Corporation and Subsidiaries
                                                  Consolidated Statements of Cash Flows
                                                             (In thousands)

                                                                       Three Months
                                                       Year Ended         Ended
                                                       December 31,     December 31,    Year Ended September 30,
                                                           2000            1999            1999          1998
                                                     -------------------------------------------------------------
OPERATING ACTIVITIES
Net income (loss)                                     $   16,565        $   1,547      $  (7,334)     $  19,298
Adjustments to reconcile net income (loss) to net
 cash provided (used) by operating activities:
  Depreciation and amortization                           13,819            3,327         11,420          8,553
  Deferred income taxes                                     (980)              41         (2,105)           810
  Provision for losses on accounts receivable                666             (130)          (522)             3
  (Gain) loss on sale of equipment                             1               18            (28)            49
  Loss on write-down of software development costs             -                -              -          1,605
  Changes in operating assets and liabilities:
    Accounts receivable                                  (21,217)          (9,425)       (20,749)        30,868
    Inventories                                          (15,270)         (24,816)         3,562          3,987
    Prepaid expenses and other current assets                551              (32)         1,034         (1,800)
    Other assets                                             342              146            571            189
    Accounts payable                                         502            5,486         25,807        (27,334)
    Accrued expenses and other liabilities                11,921            5,890          5,571        (19,573)
    Deferred revenue                                       3,656            1,582            132        (12,667)
                                                     -------------------------------------------------------------
Cash provided (used) by operating activities              10,556          (16,366)        17,359          3,988

INVESTING ACTIVITIES
Expenditures for property, plant and equipment           (53,751)         (18,555)       (16,917)       (43,151)
Deposit on equipment                                           -                -         (2,125)             -
Proceeds from disposal of equipment                           43                1            194             30
                                                     -------------------------------------------------------------
Cash used by investing activities                        (53,708)         (18,554)       (18,848)       (43,121)

FINANCING ACTIVITIES
Proceeds from borrowings and notes                       322,363           57,793         79,331        173,663
Principal payments on borrowings and notes              (276,419)         (57,494)       (72,923)      (150,537)
                                                     -------------------------------------------------------------
                                                          45,944              299          6,408         23,126
Dividends paid to Prudential Steel Ltd. stockholders      (3,089)          (1,027)        (4,070)        (4,077)
Proceeds from exercise of stock options                    1,414              196             28            227
Proceeds from sale of common stock                             -           34,903              -              -
                                                     -------------------------------------------------------------
Cash provided by financing activities                     44,269           34,371          2,366         19,276

Effect on exchange rate changes on cash                        -                -              -           (669)
                                                     -------------------------------------------------------------

Increase (decrease) in cash and cash equivalents           1,117             (549)           877        (20,526)

Cash and cash equivalents at beginning of period           1,076            1,625            748         21,274
                                                     -------------------------------------------------------------

Cash and cash equivalents at end of period             $   2,193        $   1,076      $   1,625      $     748
                                                     =============================================================

Supplemental disclosures of cash flow information:
 Cash paid (received) during the period for:
 Interest (net of amounts capitalized of $2,937,
  $249, $543, and $355)                                $   3,181        $     476      $   1,862      $   1,660
 Income taxes                                          $   6,027        $   1,625      $    (682)     $  20,207

See accompanying notes.

1. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Maverick Tube Corporation and its direct and indirect wholly owned subsidiaries (collectively referred to as "the Company," whereas "Maverick" is the Company exclusive of its subsidiary Prudential Steel Ltd.). All significant intercompany accounts and transactions have been eliminated. The accompanying consolidated financial statements include the financial statements of Prudential Steel Ltd. ("Prudential") for all periods presented.

Change In Year-End

On July 19, 2000, the Board of Directors of Maverick approved a change in the fiscal year-end of the Company from September 30 to December 31, effective with the calendar year beginning January 1, 2000. A three month transition period from October 1, 1999 through December 31, 1999 (the "Transition Period") preceded the start of the 2000 calendar year. "1999" and "1998" refer to the respective years ended September 30, the Transition Period refers to the three months ended December 31, 1999, and "2000" refers to the year ended December 31, 2000.

Functional Currency

The assets, liabilities and operations of Prudential's Calgary, Alberta, operations are measured using the Canadian dollar as the functional currency but are presented in this report in U.S. dollars unless otherwise indicated. Foreign currency translation adjustments are reported as accumulated other comprehensive income (loss) in the stockholders' equity section of the consolidated balance sheets.

Revenue Recognition

The Company records revenue from product sales when the product is shipped from its facilities or its outside yards.

Inventories

Inventories are principally valued at the lower of average cost or market.

Property, Plant and Equipment

Property, plant and equipment are stated on the basis of cost. Depreciation is computed under the straight-line method over the respective assets' useful lives. Useful lives of the Company's assets are as follows:

           Land and leasehold improvements                10 to 20 years
           Buildings                                      20 to 40 years
           Transportation equipment                        4 to 10 years
           Machinery and equipment                         2 to 12 years
           Furniture and fixtures                          2 to 10 years
           Computer software                               3 to  7 years

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

Earnings (Loss) per Common Share

Basic earnings per share exclude any dilutive effects of options, but include the exchangeable shares (as further discussed in Notes 2 and 16) from the business combination with Prudential on an as-if exchanged basis. Diluted earnings per share include the exchangeable shares on an as-if exchanged basis and the net effect of stock options.

The reconciliation for diluted earnings (loss) per share for the year ended December 31, 2000, the three months ended December 31, 1999, and the years ended September 30, 1999 and 1998, is as follows (in thousands):

                                                 Transition
                                          2000     Period     1999        1998
                                        ----------------------------------------

Average shares outstanding               33,633     31,703    31,160     31,156
Dilutive effect of outstanding stock
  options                                   892        935        --        413
                                        ----------------------------------------
Average shares deemed outstanding        34,525     32,638    31,160     31,569
                                        ========================================
Net income (loss) used in basic and
  diluted earnings (loss) per share     $16,565   $  1,547   $(7,334)  $ 19,298
                                        ========================================

Business Segments

The Company changed its segment reporting in conjunction with the combination with Prudential. Accordingly, the segments are now based on geographic regions instead of product lines as previously reported. Maverick Tube L.P., a wholly-owned subsidiary of the Company, is responsible for the Company's operations in Hickman, Arkansas, Beaver Falls, Pennsylvania and Conroe, Texas. Prudential, a wholly-owned subsidiary of the Company, is responsible for the Company's operations in Calgary, Alberta, and Longview, Washington.

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

2. Business Combination

On June 11, 2000, Maverick and Prudential entered into a definitive Combination Agreement providing for the combination of Prudential with Maverick. The transaction was completed on September 22, 2000.

Under the terms of the transaction, Prudential stockholders received 0.52 of an exchangeable share, issued by Maverick Tube (Canada) Inc., a wholly-owned Canadian subsidiary of the Company, for each Prudential common share. Consequently, Prudential stockholders received a total of 15,813,088 exchangeable shares. The exchangeable shares are Canadian securities that began trading on The Toronto Stock Exchange on September 27, 2000. These shares have the same voting rights, dividend entitlements, and other attributes as shares of the Company's common stock and are exchangeable, at each stockholder's option, for the Company's common stock on a one-for-one basis. The transaction was accounted for as a pooling of interests.

As a result of the differing year-ends of Maverick and Prudential prior to combination and the Company's change in year-end, financial statements for dissimilar year-ends have been combined. Maverick's financial statements as of September 30, 1999 and for the years ended September 30, 1999 and 1998, have been combined with Prudential's financial statements as of December 31, 1999 and for the years ended December 31, 1999 and 1998, respectively. As a result, Prudential's results of operations for the three months ended December 31, 1999 are included in both the consolidated statements of operations and cash flows for the year ended September 30, 1999 and for the three months ended December 31, 1999. Prudential's net sales and net income recognized for the three months ended December 31, 1999 were $59,647,000 and $2,845,000, respectively. Included in the consolidated statement of stockholders' equity is a $3,435,000 adjustment for the change in year-end which represents Prudential's stockholders' equity activity for the three months ended December 31, 1999 that is included in 1999 and the Transition Period.

The unaudited summarized consolidated results of operations for the three months ended December 31, 1998 are provided for comparative purposes to the Transition Period and are as follows: net sales $70,439,000, gross profit $5,049,000, benefit for income taxes $290,000, net loss $1,111,000, basic loss per share $0.04, and diluted loss per share $0.04.

The historical consolidated financial statements of Prudential, although previously issued in Canadian dollars, are included in the consolidated financial statements in U.S. dollars. The separate stockholders' equity and results of operations previously reported by the separate companies are as follows (in thousands):

                           Six Months
                          Ended June 30,   Transition
                              2000           Period        1999          1998
                         -------------------------------------------------------
                           (Unaudited)
Revenues:
  Maverick                 $ 145,753      $  69,969     $ 172,417     $ 265,389
  Prudential                 118,182         59,647       141,974       118,438
                         -------------------------------------------------------
    Combined               $ 263,935      $ 129,616     $ 314,391     $ 383,827
                         =======================================================

Net income (loss):
  Maverick                 $   1,587      $ (1,298)     $ (10,449)    $  11,385
  Prudential                  10,190         2,845          3,115         7,913
                         -------------------------------------------------------
    Combined               $  11,777      $  1,547      $  (7,334)    $  19,298
                         =======================================================

Stockholders' equity:
  Maverick                 $ 115,875      $ 113,438     $  79,646     $  90,063
  Prudential                  93,371         87,128        87,128        83,083
                         -------------------------------------------------------
    Combined               $ 209,246      $ 200,566     $ 166,774     $ 173,146
                         =======================================================

There were no material adjustments required to conform the accounting policies of the two companies. Certain amounts of Prudential have been reclassified to conform to the reporting practices of Maverick.

In connection with the combination, the Company recorded transaction costs of $11,253,000 ($9,400,000 after tax) for the year ended December 31, 2000. Transaction costs include investment banking, legal, accounting, printing, severance pay and other costs directly related to the combination. These costs reduced net income by $0.27 per share for the year ended December 31, 2000.

3.    Purchase of Equipment and Sale of Stock

On September 3, 1999, the Company entered into an Asset Purchase Agreement to purchase mill equipment for $11,750,000. In September 1999, the Company made a deposit of $2,100,000 on the equipment and funded the remaining $9,650,000 of the purchase price on November 10, 1999. This equipment will be used by the Company in connection with the construction and equipping of a new large diameter pipe and tubing facility adjacent to its existing facilities in Hickman, Arkansas. The Company estimates that the total cost for this project will be $51,000,000, which includes outstanding commitments at December 31, 2000 of $1,800,000.

The Company funded this project principally through the issuance of 2,300,000 shares of its common stock. The original 2,000,000 shares offered to the public closed on October 6, 1999. The underwriters' overallotment of 300,000 shares closed on October 21, 1999. Total proceeds to the Company from the sale, net of the underwriting discount and other expenses, were $34,903,000. The remaining portion of the funds necessary to finance the facility will come from the Company's long-term revolving credit facility

4.    Start-Up Costs

The Company began construction on a new production facility in Hickman, Arkansas during 1999. Start-up costs for the year 2000 were $267,000. These costs are comprised primarily of manufacturing costs incurred prior to the fully integrated operation of the facility which were offset by a large industrial product order which was produced and shipped in December 2000. The new production facility has not yet been completed and is awaiting installation of the energy finishing equipment which is expected to be fully operational by March 2001. These start-up costs decreased the net income of the Company for the year ended December 31, 2000 by $0.01 per share.

During 1998, the Company acquired assets to be used in the production of cold drawn tubular products at a production facility in Beaver Falls, Pennsylvania, from PMAC, Ltd. for $11,464,000. The Company incurred operating losses of $3,462,000 for the year ended September 30, 1999 related to the operations at this facility which had not reached normal production capacity. The facility became fully operational during January of 2000. These costs are comprised primarily of salary and related costs for production, sales and administrative personnel prior to the fully integrated operation of the facility. These start-up costs increased the net loss of the Company for the year ended September 30, 1999 by $0.07 per share.

During 1998, the Company began construction on a new production facility in Longview, Washington. The Company incurred costs of $283,000 and $775,000 in 1999 and 1998, respectively, related to the commencement of operations of this facility which began in December 1998. The facility became fully operational during January 1999. These costs are comprised primarily of salary and related costs for production and sales personnel prior to the fully integrated operation of the facility. These start-up costs increased the net loss of the Company for the year ended September 30, 1999 by $0.01 per share and decreased the net income of the Company by $0.02 per share for the year ended September 30, 1998.

5.  Write-Down of Software Developments Costs

During the year ended September 30, 1998, the Company recorded a charge of $1,605,000 in selling, general and administrative expense for the write-down of certain software development costs relating to information systems being replaced by a new enterprise resource planning system.

6. Long-Term Debt and Revolving Credit Facilities

Long-term debt, including Maverick's long-term revolving credit facility, at December 31, 2000 and at September 30, 1999 consists of the following (in thousands):

                                                           2000        1999
                                                      --------------------------

Capital lease obligation, secured by
 property, plant and equipment (net
 book value $6,212,000 at December
 31, 2000); payable in monthly
 installments (including interest at
 8.0%) of $59,479; final payment due
 on August 1, 2007                                      $  3,679       $ 4,176

Capital lease obligation, secured by
 property and plant (net book value
 $9,605,000 at December 31, 2000);
 interest of 7.5% payable monthly;
 payable in monthly principal
 installments of approximately
 $20,000 (plus interest)commencing
 on March 1, 1996; gradually increasing
 to $31,250 by year seven and increasing
 to $240,417 in year eight; final payment
 due on February 1, 2004                                   3,654         4,050

Revolving credit notes, secured by
 certain accounts receivable, inventories
 and equipment; due on January 1, 2004;
 interest payable monthly at either prime,
 Federal Funds rate plus 0.5% or the LIBOR
 rate, adjusted by an interest margin,
 depending upon certain financial
 measurements (9.5% at December 31, 2000)                 62,038        31,000

Other                                                        462            --
                                                      --------------------------
                                                          69,833        39,226
Less current maturities                                     (866)         (708)
                                                      --------------------------
                                                        $ 68,967      $ 38,518
                                                      ==========================

Maverick has a revolving credit facility that provides for advances up to the lesser of $80,000,000 or the eligible borrowing base as defined in the facility agreement. In addition, Maverick had outstanding letters of credit under this revolving credit agreement of $828,000 at December 31, 2000 (which expire through April 2001). Additional available borrowings under the credit agreement at December 31, 2000 were $14,592,000. The agreement includes restrictive covenants relating to levels of funded debt and other financial measurements and restricts the amount of dividends that can be paid on common stock. The revolving credit agreement requires an annual commitment fee based upon certain financial measurements.

In addition to Maverick's long-term credit facility, Prudential has two credit facilities, a C$40,000,000 ($26,676,000 at December 31, 2000) unsecured demand operating facility through a Canadian chartered bank, and a $5,000,000 demand credit facility through a U.S. institution for use in funding the working capital requirements of the Longview, Washington, operation. These credit facilities are reviewed annually. The $5,000,000 facility is secured by letters of credit drawn on the Canadian bank line and any borrowings on the U.S. line reduce the amount available on the Canadian line. Interest is payable monthly at either Canadian prime, U.S. base rate, LIBOR plus 0.5%, or Bankers' Acceptance rates plus stamping fees. The effective interest rate on the amounts outstanding at December 31, 2000 is 7.01%. Additional available borrowings under these facilities at December 31, 2000 were $5,910,000. The aggregate outstanding balance of the two credit facilities at December 31, 2000 and September 30, 1999 was $20,766,000 and $10,067,000, respectively.

The present value of future minimum lease payments under the capital lease obligations as of December 31, 2000 is as follows (in thousands):

                                                             Present Value of
                 Total Minimum                                 Minimum Lease
                 Lease Payments           Interest               Payments
               -----------------------------------------------------------------

2001              $    1,314            $     541             $     773
2002                   1,319                  479                   840
2003                   3,330                  353                 2,977
2004                   1,199                  165                 1,034
2005                     714                  115                   599
Thereafter             1,189                   79                 1,110
               -----------------------------------------------------------------
                  $    9,065            $   1,732             $   7,333
               =================================================================

Property, plant and equipment at December 31, 2000 and September 30, 1999 include $19,294,000 and $18,654,000, respectively, under leases that have been capitalized. Accumulated depreciation for these assets was $3,477,000 and $2,820,000 at December 31, 2000 and at September 30, 1999, respectively.

The fair value of the Company's total debt is based on estimates using discounted cash flow analyses, based on quoted market prices for similar issues. The estimated fair value of total debt at December 31, 2000 was $90,461,000.

7. Inventories

Inventories at December 31, 2000 and September 30, 1999 consist of the following (in thousands):

                                                      2000            1999
                                               ---------------------------------

Finished goods                                  $    77,490       $   58,156
Work-in-process                                       4,197            3,436
Raw materials                                        32,276           25,163
In-transit materials                                 14,936           13,626
Storeroom parts                                       8,819            6,257
                                               ---------------------------------
                                                $   137,718       $  106,638
                                               =================================

Finished goods at December 31, 2000 and September 30, 1999 include $7,485,000 and $3,560,000, respectively, of customer-obligated inventory.

8. Property, Plant and Equipment

Property, plant and equipment at December 31, 2000 and September 30, 1999 consist of the following (in thousands):

                                                      2000            1999
                                               ---------------------------------

Land                                            $     4,232       $  3,219
Land and leasehold improvements                       5,363          5,952
Buildings                                            39,943         37,056
Transportation equipment                              3,826          3,026
Machinery and equipment                             188,336        130,267
Computer software                                    10,748          5,822
Furniture and fixtures                                4,359          5,213
                                               ---------------------------------
                                                    256,807        190,555
Less accumulated depreciation                       (89,544)       (76,395)
                                               ---------------------------------
                                                $   167,263      $  114,160
                                               =================================

9. Income Taxes

The jurisdictional components of income (loss) before income taxes for the year ended December 31, 2000, the three months ended December 31, 1999, and the years ended September 30, 1999 and 1998, are as follows (in thousands):

                                              Transition
                                      2000      Period      1999          1998
                                  ----------------------------------------------

Domestic                           $    602   $ (5,891)  $(17,311)    $  16,805
Foreign                              29,484      9,164      8,404        13,080
                                  ----------------------------------------------
                                   $ 30,086   $  3,273   $ (8,907)    $  29,885
                                  ==============================================

The components of the provision (benefit) for income taxes for the year ended December 31, 2000, the three months ended December 31, 1999, and the years ended September 30, 1999 and 1998, are as follows (in thousands):

                                              Transition
                                      2000      Period      1999          1998
                                  ----------------------------------------------

Current:
   Federal                         $   2,067  $  (706)   $ (3,399)    $   4,120
   State                                  67      (23)       (112)          139
   Foreign                            11,680    2,392       4,027         5,367
                                  ----------------------------------------------
                                      13,814    1,663         516         9,626
                                  ----------------------------------------------
Deferred:
  Domestic                             (148)       --      (2,211)        1,161
  Foreign                              (145)       63         122          (200)
                                  ----------------------------------------------
                                       (293)       63      (2,089)          961
                                  ----------------------------------------------
                                   $ 13,521   $ 1,726    $ (1,573)     $ 10,587
                                  ==============================================

The difference between the effective income tax rate and the U.S. federal income tax rate for the year ended December 31, 2000, the three months ended December 31, 1999, and the years ended September 30, 1999 and 1998, is explained as follows (in thousands):

                                             Transition
                                      2000     Period       1999          1998
                                  ----------------------------------------------

Provision (benefit) at U.S.
 statutory tax rate                $ 10,530   $  1,146   $(3,117)      $ 10,161
State and local taxes, net
 of federal tax benefit                  67        (23)     (112)           139
Taxes on foreign income in
 excess of U.S. statutory rate        2,677        487       698          1,736
Alternative minimum tax                  81         --        --             --
Increase in valuation allowance         660        604     1,717             --
Manufacturing and processing
 deduction                           (2,764)      (524)     (900)        (1,129)
Benefit of foreign sales
 corporation                             --         --        --           (354)
Nondeductible expenses                1,910         72        --             --
Other items                             360        (36)      141             34
                                  ----------------------------------------------
                                   $ 13,521   $  1,726   $(1,573)      $ 10,587
                                  ==============================================

Temporary differences which give rise to deferred tax assets and liabilities at December 31, 2000 and at September 30, 1999 are as follows (in thousands):

                                                        2000            1999
                                                    ----------------------------


Deferred tax assets:
  Various accrued liabilities and reserves           $  3,880        $  3,550
  Net operating loss carryforwards                      6,315           5,849
  Alternative minimum tax carryforwards                 2,622           2,541
  Tax benefit associated with the exercise of
    non-qualified stock options                            --              13
  Asset valuations                                        255              --
  Valuation allowance                                  (2,377)         (1,717)
                                                    ----------------------------
    Total deferred tax assets                          10,695          10,236

Deferred tax liabilities:
  Accelerated depreciation                             12,222           8,957
  Pension plan                                            666             608
  Asset valuations                                         --           3,198
                                                    ----------------------------
    Total deferred tax liabilities                     12,888          12,763
                                                    ----------------------------
    Net deferred tax liabilities                     $ (2,193)       $ (2,527)
                                                    ============================

All cumulative undistributed earnings of the Company's foreign subsidiary up to C$145,000,000 ($97,150,000 at December 31, 2000) are considered permanently reinvested in the foreign location. As undistributed earnings in the foreign location are below this amount at December 31, 2000, no deferred income taxes on such undistributed earnings have been provided. The determination of the deferred income tax liability if such cumulative undistributed earnings were not permanently reinvested is not practicable at this time.

Maverick has $10,398,000 of net operating loss carryforwards which expire in 2019 and 2020. At December 31, 2000, Maverick had alternative minimum tax credit carryforwards of $2,622,000 available for income tax purposes. These credit carryforwards do not expire.

Prudential has available net operating loss carryforwards of $7,413,000 at December 31, 2000 which expire in 2019 and 2020. These net operating loss carryforwards, which are limited to $1,500,000 annually, can be utilized to offset taxable income for the Longview, Washington facility. Management's assessment is that the character and nature of future taxable income may not allow the Company to realize the tax benefits of these net operating losses within the carryforward period. Accordingly, a valuation allowance has been made for the entire amount.

10. Defined Contribution Plans

The Company sponsors two defined contribution 401(k) plans that are available to all U.S. employees. The plans may be amended or terminated at any time by the Board of Directors. The Company, although not required to, has provided matching contributions to the plans for the year ended December 31, 2000, the three months ended December 31, 1999, and the years ended September 30, 1999 and 1998, of $849,000, $201,000, $718,000 and $704,000, respectively.

The Company also sponsors two deferred compensation plans covering certain Maverick officers and key employees. One plan provides for discretionary contributions based solely upon the Company's profitability and the individuals' gross wages. The other plan provides for fixed contributions to certain officers of the Company. The Company contribution to these plans for the year ended December 31, 2000 and the years ended September 30, 1999 and 1998, was $60,000, $60,000 and $310,000, respectively. The Company did not contribute to these plans for the three months ended December 31, 1999.

11. Defined Benefit Plans

Prudential sponsors two pension plans and a postretirement benefit plan for substantially all of its Canadian employees. A reconciliation of changes in the plan's benefit obligations, fair value of assets, and statement of funded status for the years ended December 31, 2000 and September 30, 1999 are as follows (in thousands):

                                                               Postretirement
                                           Pension Benefits     Benefit Plan
                                             2000     1999       2000     1999
                                          --------------------------------------

Change in benefit obligation:
  Benefit obligation at beginning of year  $ 20,037  $ 18,083   $  479   $  313
  Service cost                                1,108       719      142      145
  Interest cost                               1,539     1,420       69       67
  Actuarial (gain) loss                       2,054      (644)     426      (50)
  Benefits paid                                (413)     (634)     (26)     (17)
  Foreign currency translation change          (784)    1,093      (20)      21
                                          --------------------------------------
  Benefit obligation at end of year        $ 23,541  $ 20,037   $ 1,070  $  479
                                          ======================================

Change in fair value of plan assets:
  Fair value of plan assets at
   beginning of year                       $ 25,514  $ 21,215   $    --  $   --
  Actual return on plan assets                9,035     3,650        --      --
  Benefits paid                                (413)     (634)       --      --
  Foreign currency translation change          (998)    1,283        --      --
                                          --------------------------------------
  Fair value of plan assets at end of
   year                                    $ 33,138  $ 25,514   $    --  $   --
                                          ======================================

Funded status:
  Overfunded (underfunded)
    status at end of year                  $  9,597  $ 5,477    $(1,070) $ (479)
  Unrecognized (gain) loss                   (7,805)  (3,844)       519      --
                                          --------------------------------------
  Prepaid (accrued) benefit cost           $  1,792  $ 1,633    $  (551) $ (479)
                                          ======================================

Benefit costs consist of the following for the year ended December 31, 2000, the three months ended December 31, 1999, and the years ended September 30, 1999 and 1998 (in thousands):

                                                 Transition
                                        2000       Period      1999      1998
                                    --------------------------------------------

Pension Benefit Costs

Service cost                         $   882     $    176    $   719   $    672
Interest cost                          1,539          347      1,420      1,280
Expected return on plan assets        (2,115)        (441)    (1,802)    (1,500)
Amortization of prior service costs       18           (3)       (12)       (12)
Recognized net actuarial gain           (544)         (74)      (303)      (113)
                                    --------------------------------------------
                                     $  (220)    $      5    $    22   $    327
                                    ============================================

                                                 Transition
                                        2000       Period      1999      1998
                                    --------------------------------------------
Postretirement Benefit Plan Costs

Service cost                         $    31     $      8    $    33   $     29
Interest cost                             68           17         67         71
Recognized net actuarial loss             43           11         45        127
                                    --------------------------------------------
                                     $   142     $     36    $   145   $    227
                                    ============================================

The prior service costs are amortized on the straight-line basis over the average remaining service period of active participants. Gains and losses are amortized over the average remaining service period of active participants.

The weighted average assumptions used in accounting for the Company's plan at December 31, 2000 and September 30, 1999 are as follows:

                                                                Postretirement
                                       Pension Benefits          Benefit Plan
                                        2000      1999         2000        1999
                                    --------------------------------------------

Discount rate                          6.75%     7.50%        6.75%       7.50%
Expected return on plan assets         7.00%     7.50%           --          --
Rate of compensation increase          4.25%     5.00%           --          --

For measurement purposes, an 8.00% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001. The rate was assumed to decrease gradually each successive year until it reaches 4.00%.

Assumed health care cost trend rates have a significant effect on the amounts reported for a postretirement health care plan. A one percentage point change in assumed health care cost trend rates would have the following effect (in thousands):

                                                        1% Increase  1% Decrease
                                                       -------------------------

Effect on total service and interest cost components        $  21        $  17
Effect on accumulated postretirement benefit obligations    $ 203        $ 161

Prudential sponsors two Supplemental Executive Retirement Plans (SERP's) for certain former key executives. Compensation expense related to these plans was $614,000, $85,000, $339,000 and $241,000, for the year ended December 31, 2000, the three months ended December 31, 1999, and the years ended September 30, 1999 and 1998, respectively. Total benefits accrued under these plans were $1,784,000 at December 31, 2000 and $1,278,000 at September 30, 1999.

12. Segment Information

The following table sets forth data (in thousands) for the year ended December 31, 2000, the three months ended December 31, 1999, and the years ended September 30, 1999 and 1998, for the reportable industry segments of Maverick Tube L.P. and Prudential. Inter-segment sales are not material. Identifiable assets are those used in the Company's operations in each segment.

                                  Maverick Tube
                                       L.P.      Prudential  Corporate   Total
                                ------------------------------------------------

Year Ended December 31, 2000

Net sales                        $ 309,203      $ 251,179    $     -   $560,382
Operating income                    11,287         33,229          -     44,516
Identifiable assets                223,634        150,409     14,986    389,029
Depreciation and amortization        7,574          4,812      1,433     13,819
Capital expenditures                42,524          8,055      3,172     53,751


Three Months Ended December
 31, 1999

Net sales                       $   69,969      $  59,647    $     -   $129,616
Operating income (loss)             (1,824)         5,353          -      3,529
Identifiable assets                176,785        129,093     17,377    323,255
Depreciation and amortization        1,686          1,317        324      3,327
Capital expenditures                15,421          1,934      1,200     18,555


Year Ended September 30, 1999

Net sales                        $ 172,417      $ 141,974    $     -   $314,391
Operating income (loss)            (14,310)         7,271          -     (7,039)
Identifiable assets                142,630        129,093     17,518    289,241
Depreciation and amortization        6,831          4,065        524     11,420
Capital expenditures                 7,196          5,048      4,673     16,917


Year Ended September 30, 1998

Net sales                        $ 265,389      $ 118,438     $    -   $383,827
Operating income (loss)             20,141         13,007     (1,605)    31,543
Identifiable assets                145,452        101,316     11,433    258,201
Depreciation and amortization        5,703          2,381        469      8,553
Capital expenditures                19,698         20,970      2,483     43,151

The following table sets forth the energy and industrial product sales for the year ended December 31, 2000, the three months ended December 31, 1999, and the years ended September 30, 1999 and 1998 (in thousands).

                                              Transition
                                     2000       Period       1999       1998
                                 -----------------------------------------------

Energy product sales             $ 449,290   $ 103,452    $ 225,149   $ 289,813
Industrial product sales           111,092      26,164       89,242      94,014
                                 -----------------------------------------------
                                 $ 560,382   $ 129,616    $ 314,391   $ 383,827
                                 ===============================================

Prudential's facility located in Calgary, Alberta, operates under a collective bargain agreement that covers 68% of all Prudential employees. The collective bargain agreement expired on December 31, 2000. A new collective bargain agreement is being negotiated and management believes that the facility's operations will not be adversely affected.

13. Operating Leases

The Company rents office facilities and equipment under various operating leases. Future minimum payments under noncancelable operating leases with initial or remaining terms in excess of one year are as follows at December 31, 2000 (in thousands):

                 2001                    $       4,047
                 2002                            3,185
                 2003                            2,600
                 2004                            2,361
                 2005                            2,377
                                        -------------------
                                         $      14,570
                                        ===================

Rent expense for all operating leases was $3,780,000, $858,000, $3,076,000 and $2,170,000 for the year ended December 31, 2000, the three months ended December 31, 1999, and the years ended September 30, 1999 and 1998, respectively.

14. Contingencies

Various claims, incidental to the ordinary course of business, are pending against the Company. In the opinion of management, after consultations with legal counsel, resolution of these matters is not expected to have a material effect on the accompanying financial statements.

15. Stock Option Plans

The Company sponsors two employee stock option plans (the "1990 Plan" and the "1994 Plan") allowing for incentive stock options and non-qualified stock options. In addition, the Company sponsors two stock option plans for eligible directors (the "1994 Director Plan" and the "1999 Director Plan") allowing for non-qualified stock options. Lastly, the Company sponsors a combined employee and director stock option plan (the "Prudential Plan") allowing for incentive stock options and non-qualified stock options. The 1990 Plan, 1994 Plan, 1994 Director Plan, 1999 Director Plan and Prudential Plan provide that 340,000, 1,000,000, 200,000, 300,000 and 650,187 shares, respectively, may be issued under the plans at an option price not less than the fair market value of the stock at the time the option is granted. The 1990 Plan, 1994 Plan, 1994 Director Plan, 1999 Director Plan and Prudential Plan expire in December 2000, November 2004, November 1999, November 2004 and September 2000, respectively. The options vest pursuant to the schedule set forth for each option. In general, the options issued under the 1994 and 1999 Director Plans vest six months from the date of grant and the options issued under the 1990 Plan, 1994 Plan and Prudential Plan vest ratably over periods ranging from one to five years. At December 31, 2000 and September 30, 1999, 198,668 and 225,509 shares were available for grant under all of the option plans.

The Company grants stock options for a fixed number of shares to directors and employees with an exercise price equal to the fair value of the shares at the time of the grant. Accordingly, the Company has not recognized compensation expense for any of its stock option grants. If the Company had elected to recognize compensation cost based on the fair value of the options granted at the grant date as prescribed by SFAS No. 123, net income (loss) and earnings
(loss) per share would have been reduced (or increased) to the pro forma amounts in the table below. The fair value of the options granted for the year ended December 31, 2000 and for the years ended September 30, 1999 and 1998, was determined to be $3,546,000, $2,946,000 and $1,916,000, respectively. There were no options granted during the Transition Period. For the purposes of these pro forma disclosures, the estimated fair value of the options is recognized as compensation expense over the options' vesting period.

                                                Transition
                                         2000     Period      1999      1998
                                     -------------------------------------------
Pro Forma

  Net income (loss) (in thousands)    $ 15,453   $ 1,290    $ (8,353)  $ 18,406
  Basic earnings (loss) per share         0.46      0.04       (0.27)      0.59
  Diluted earnings (loss) per share       0.45      0.04       (0.27)      0.58


The compensation expense associated with the fair value of the options calculated for the year ended December 31, 2000, the three months ended December 31, 1999, and the years ended September 30, 1999 and 1998, is not necessarily representative of the potential effects on reported net income (loss) in future years.

The fair value of the options granted was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for the year ended December 31, 2000 and the years ended September 30, 1999 and 1998, respectively: risk-free interest rate of 5.97%, 4.99% and 5.66%; no dividend payments expected; volatility factors of the expected market price of the Company's common stock of 0.672, 0.613 and 0.555; and a weighted average expected life of the options of 8.3 years, 8.6 years and 7.8 years.

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

The following table summarizes option activity and related information for year ended December 31, 2000, the three months ended December 31, 1999, and the years ended September 30, 1999 and 1998:

                                                      Weighted        Weighted
                                      Shares Under     Average         Average
                                         Option     Exercise Price   Fair Value
                                      ------------------------------------------

Options outstanding at October
 1, 1997                                844,197       $   5.78
Options exercised                       (38,166)          5.86
Options forfeited                       (71,500)          5.71
Options granted                         189,993          16.15          $ 10.09
                                      ------------------------------------------

Options outstanding at September
 30, 1998                               924,524           7.91
Options exercised                        (3,000)          6.46
Options forfeited                        (5,000)          7.13
Options granted                         576,413           7.26          $  5.11
                                      ------------------------------------------

Options outstanding at September
 30, 1999                             1,492,937           7.67
Options exercised                       (29,838)          6.53
Options forfeited                        (1,668)          7.08
Options granted                              --             --          $    --
                                      ------------------------------------------

Options outstanding at December
 31, 1999                              1,461,431          7.69
Options exercised                       (219,503)         6.26
Options forfeited                        (26,500)         7.13
Options granted                          303,009         16.24         $  11.70
                                      ------------------------------------------
Options outstanding at December
 31, 2000                              1,518,437     $    9.61
                                      ==========================

The following table summarizes information about fixed stock options outstanding at December 31, 2000:

                        Options Outstanding                Options Exercisable
                --------------------------------------   -----------------------
                         Weighted Average    Weighted                 Weighted
  Range of                  Remaining         Average                 Average
Exercise Price  Options  Contractual Life  Exercise Price Options Exercise Price
--------------------------------------------------------------------------------

$4.00  - $5.88    396,653    3.5 years        $  4.63     396,653      $  4.63
$6.63  - $8.75    509,334    6.9 years        $  6.98     124,391      $  6.78
$10.24 - $22.31   612,450    8.1 years        $ 15.03     254,941      $ 16.40
--------------------------------------------------------------------------------
$4.00 - $22.31  1,518,437    6.5 years        $  9.61     775,985      $  8.84
================================================================================

16. Capital Stock

In conjunction with the Prudential transaction, the Company's Board of Directors designated one share of the Company's authorized preferred stock as Special Voting Stock. The Special Voting Stock is entitled to a number of votes equal to the number of outstanding exchangeable shares of Maverick Tube (Canada) Inc., on all matters presented to the common stockholders of the Company. The one share of Special Voting Stock is issued to CIBC Mellon Trust Company, as trustee pursuant to the Voting and Exchange Trust Agreement among the Company, Maverick Tube (Canada) Inc. and CIBC Mellon Trust Company, for the benefit of the holders of the exchangeable shares of Maverick Tube (Canada) Inc. For financial statement purposes, the exchangeable shares that have not been exchanged for shares of the Company's common stock have been treated as if they had been exchanged and are included in the Company's outstanding shares of common stock.

As long as any exchangeable shares of Maverick Tube (Canada) Inc. are outstanding, the Special Voting Stock may not be redeemed, the number of shares comprising the Special Voting Stock shall not be increased or decreased and no other term of the Special Voting Stock shall be amended, except upon the unanimous approval of all common stockholders of the Company. If the Special Voting Stock is purchased or otherwise acquired by the Company, it shall be deemed retired, cancelled, and thereafter will become an authorized but unissued and undesignated preferred share of the Company.

17. Stockholder Rights Plan

In July 1998, the Company's Board of Directors adopted a common stockholder rights plan pursuant to which the Company declared a dividend distribution of one preferred stock purchase right (the "Right") for each outstanding share of common stock of the Company (other than shares held in the Company's treasury). As of September 22, 2000, the Company undertook to distribute at the Separation Time (as defined below) to the then record holders of exchangeable shares one Right for each exchangeable share then held of record. The Right becomes exercisable the day that a public announcement is made that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of common stock, or the tenth day following the commencement of a tender offer or exchange offer that would result in a person or a group becoming the beneficial owners of 20% or more of such outstanding share of common stock (each, the "Separation Time"). After such Right becomes exercisable and upon a "flip-in event" (as such item is defined in the plan), each Right entitles the holder to purchase $100 worth of the Company's common stock or preferred stock, as the case may be, for $50. Until a Right is exercised or exchanged, the holder thereof will have no rights as a stockholder of the Company, including, without limitation, the right to receive dividends. The Right is subject to redemption by the Company's Board of Directors for $.01 per Right at any time prior to the date which a person or group acquires beneficial ownership of 20% or more of the Company's common stock or subsequent thereto at the option of the Board of Directors. The Rights expire July 23, 2008.

18. Quarterly Financial Data (Unaudited)

The results of operations by quarter for calendar years ended December 31, 2000 and 1999, were as follows (in thousands):

Quarter Ended               March 31,  June 30,  September 30,    December 31,
                              2000       2000        2000             2000
                         -------------------------------------------------------

Net sales                 $ 135,961   $ 127,549    $138,504         $   158,368
Gross profit                 15,874      16,864      14,326 (1)          23,185
Net income (loss)             5,553       6,224      (5,098)(1)(2)        9,886
Basic earnings (loss)
 per share                      .16         .19        (.15)                .29
Diluted earnings (loss)
 per share                      .16         .18        (.15)                .29


Quarter Ended                March 31,  June 30,  September 30,    December 31,
                               1999       1999        1999             1999
                         -------------------------------------------------------

Net sales                 $  61,510     $ 61,718    $ 90,128        $   129,616
Gross profit                  2,521        1,618       5,406             10,633
Net income (loss)            (2,907)      (3,363)     (1,545)             1,547
Basic earnings (loss)
 per share                     (.09)        (.11)       (.05)               .05
Diluted earnings (loss)
 per share                     (.09)        (.11)       (.05)               .05

(1) During the quarter ended September 30, 2000, the Company recorded a $1,588,000 ($1,388,000 net of tax) charge to earnings for the reduction in carrying value at the Company's Longview, Washington, and Beaver Falls, Pennsylvania, facilities related to excess and obsolete inventory and to a decline in selling prices of the industrial products at the Longview, Washington, facility ($0.04 per share).

(2) During the quarter ended September 30, 2000, the Company recorded a $11,253,000 ($9,400,000 net of tax) charge to earnings for the transaction costs associated with the transaction between Maverick and Prudential ($0.27 per share).

                         Report of Independent Auditors

Board of Directors and Stockholders
Maverick Tube Corporation

We have audited the accompanying consolidated balance sheets of Maverick Tube Corporation and subsidiaries as of December 31, 2000 and September 30, 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year ended December 31, 2000, for the three-month period ended December 31, 1999, and for each of the two years in the period ended September 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Maverick Tube Corporation and subsidiaries at December 31, 2000 and September 30, 1999, and the consolidated results of their operations and their cash flows for the year ended December 31, 2000, for the three-month period ended December 31, 1999, and for each of the two years in the period ended September 30, 1999, in conformity with accounting principles generally accepted in the United States.

                                               /s/ ERNST & YOUNG LLP

St. Louis, Missouri
February 15, 2001