Form 10-K, Exhibit 13
period 2001-12-31
MAVERICK TUBE CORPORATION
filed 2002-03-13
CIK 869087

Exhibit 13

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

As used herein, Maverick Tube Corporation and its direct and indirect wholly-owned subsidiaries are collectively referred to as "the Company," whereas "Maverick" is the Company exclusive of its subsidiary Prudential Steel Ltd. ("Prudential"). Also, unless the context otherwise requires, the terms "we," "us" or "our" refers to the Company.

Certain statements contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" regarding matters (including statements as to our beliefs or expectations) that are not historical facts are forward-looking statements. Because such forward-looking statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. For example, uncertainty continues to exist as to future levels and volatility of oil and gas price expectations and their effect on drilling levels and demand for our energy related products, the future impact of industry-wide draw-downs of inventories and future import levels. Uncertainty also exists as to the trend and direction of both product pricing and purchased steel costs.

All amounts are expressed in U.S. dollars unless otherwise indicated.


CHANGE IN YEAR-END
--------------------------------------------------------------------------------

In conjunction with Maverick's combination with Prudential completed in the third quarter of 2000, Maverick's Board of Directors approved a change in the fiscal year-end of the Company from September 30 to December 31, effective with the calendar year beginning January 1, 2000. Accordingly, our fiscal year is now on a calendar year basis. A three-month "Transition Period" from October 1, 1999 through December 31, 1999 preceded the start of the 2000 calendar year.

As a result of the differing year-ends of Maverick and Prudential prior to the combination and Maverick's change in year-end, financial statements for dissimilar year-ends have been combined. Maverick's financial statements for its fiscal year ended September 30, 1999 have been combined with Prudential's financial statements for the year ended December 31, 1999. Thus, Prudential's results of operations are included in both the year ended September 30, 1999 and the Transition Period for the three months ended December 31, 1999.


OVERVIEW
--------------------------------------------------------------------------------

Our products include Electric Resistance Welded (ERW) Oil Country Tubular Goods (sometimes referred to as OCTG) and line pipe, which are sold primarily to distributors who supply end-users in the energy industry, and structural tubing and standard pipe, which are sold primarily to service centers who supply end-users in construction, transportation, agriculture and other industrial enterprises. We generate approximately 85% of our revenue from supplying products to the energy business.


Energy Products Demand and Consumption
--------------------------------------

Demand for our energy related products depends primarily upon the number of oil and natural gas wells being drilled, completed and worked over in the U. S. and Canada and the depth and drilling conditions of these wells. The levels of these activities are primarily dependent on oil and natural gas prices. Many factors, such as the supply and demand for oil and natural gas, general economic conditions, and global weather patterns, affect these prices. As a result, the future level and volatility of oil and natural gas prices are uncertain. In addition, seasonal fluctuations that affect our customers may affect the demand for our products. For instance, weather conditions during the first half of the calendar year make drilling more difficult in the U.S., while the second and third quarters are more difficult in western Canada. Consequently, drilling activity and the corresponding demand for our products are lower at these times in these respective regions.

U.S. end-users obtain OCTG from domestic and foreign pipe producers and from draw-downs of inventory from the end-user, distributor or mill inventories. Industry inventories of our products can change significantly from period to period. This can have a direct effect on demand for our products when customers draw-down from inventory rather than purchasing our products. Canadian distributors do not generally hold significant amounts of inventories.

The following table illustrates certain factors related to industry-wide drilling activity, energy prices, OCTG consumption, shipments, imports and inventories for the periods presented:

                                                      Three Months
                                                         Ended      Year Ended
                             Year Ended December 31,  December 31, September 30,
                                2001         2000        1999          1999
                           -----------------------------------------------------
U.S. Market Activity:
Average rig count..........        1,157          918          775           602
Average U.S. energy prices:
Oil per barrel (West Texas
 Intermediate).............       $26.11       $30.16       $24.30        $16.36
Natural gas per MCF
 (Average U.S.)............        $4.00        $4.18        $2.45         $2.06

U.S. OCTG Consumption:
 (in thousands of tons)
U.S. producer shipments....        1,962        1,853          376           661
Imports....................          904          720           83           134
Inventory (increase)
 /decrease.................           15         (436)         (15)          370
Used pipe..................           79          174           44           158
                           -----------------------------------------------------
Total U.S. Consumption.....        2,960        2,311          488         1,323
                           =====================================================


                                                 Year Ended December 31,
                                             2001         2000         1999
                                        ----------------------------------------
Canadian Market Activity:
Average rig count.......................          341          344           244
Average Canadian energy prices:
Natural gas per U.S. $ per MCF
  (Average Alberta spot price)..........        $4.07        $3.38         $1.97

Canadian OCTG Consumption:
(in thousands of tons)
Canadian producer shipments.............          463          465           303
Imports.................................          222          273           160
Inventory (increase)/decrease...........           71           25            10
                                        ----------------------------------------
Total Canadian consumption..............          756          763           473
                                        ========================================

The U.S. rig count in the table is based on weekly rig count reporting from Baker Hughes, Inc. Energy prices in the table are monthly average period prices as reported by Spears and Associates for West Texas Intermediate grade crude oil and the average U.S. monthly natural gas cash price as reported by Natural Gas Week. Imports are as reported by Duane Murphy and Associates in "The OCTG Situation Report." Inventory (increase)/decrease is our estimates based upon independent research by Duane Murphy and Associates. Used pipe quantities are calculated by multiplying 8.3 recoverable tubing and casing tons by the number of abandoned oil and gas wells. U.S. consumption of OCTG is our estimate based on estimated per rig consumption of OCTG multiplied by the Baker Hughes rig count. U.S. producer shipments are our estimates calculated based on the components listed above.

The Canadian rig count in the table is based on weekly rig count reporting from Baker Hughes, Inc. Energy prices in the table are the average Alberta natural gas spot price. Imports are as reported by Statistics Canada. Inventory (increase)/decrease is our estimates based upon data reported by Statistics Canada. Canadian producer shipments are reported by Statistics Canada Steel Pipe and Tube Report.

                                      [18]

According to published industry reports, average U.S. drilling increased by 26.0% from calendar 2000 to calendar 2001, averaging approximately 1,157 rigs, with gas-related drilling increasing by 30.4% and oil-related drilling increasing by 10.2%. The average rig count for the fourth quarter of 2001 was 1,008 with the rig count level decreasing to 901 at December 31, 2001. Average U.S. energy prices decreased during calendar 2001, with natural gas decreasing 4.3% and oil decreasing by 13.4%. Average gas and crude oil prices seen throughout the year in the U.S. had a positive effect on drilling levels in calendar 2001.

According to published industry reports, average Canadian drilling decreased by 0.9% from calendar 2000 to calendar 2001, averaging approximately 341 rigs. The average rig count for the fourth quarter of 2001 was 276 with the rig count level decreasing to 263 at December 31, 2001. Average Canadian natural gas prices increased during calendar 2001 by 20.4% and oil prices decreased by 13.4%. Average gas and crude oil prices seen throughout the year in Canada had a positive effect on drilling levels in calendar 2001.

Imports into the U.S. remained high during calendar 2001 from a 17.0% market share for the three months ended December 31, 1999 to a 31.2% market share in calendar 2000 to a 30.5% market share in calendar 2001. During calendar 2001 and fiscal 1999, U.S. industry inventory decreases adversely affected U.S. producer shipments by satisfying an estimated 0.5% and 28.0%, respectively, of consumption. For the three months ended December, 31, 1999 and calendar 2000, U.S. industry inventory increases resulted in additional demand of 3.1% and 18.9%, respectively, of total U.S. OCTG consumption. Management believes that at December 31, 2001, U.S. industry inventory was at a high level in relation to demand, as inventory months of supply increased 16.4%, from 5.5 months at calendar year 2000 to 6.4 months at calendar year 2001.

As a result of increased drilling activity partially offset by increased imports and a decrease in U.S. industry inventories, we estimate that total U.S. producer shipments increased by 5.9% in calendar 2001 as compared to calendar 2000. During that same period, our shipments of U.S. OCTG were up 16.9% and our export sales, primarily to Canada, decreased by 49.0%. We estimate that our domestic OCTG market share increased from 15.9% during calendar 2000 to 18.4% during calendar 2001. The 18.4% market share we captured during calendar 2001 was slightly higher than the market share we have captured historically partially due to the customers we aligned ourselves with who were generally more busy than the market as a whole and we were less reliant on spot business that dried up as inventories started to decline.

Imports into Canada decreased during calendar 2001 from a 35.8% market share in calendar 2000 to a 29.4% market share in calendar 2001. During calendar 2001, Canadian producer shipments of OCTG decreased by 0.4%. Shipments in Canada were adversely impacted by low-priced imports.

As a result of the decreased drilling activity, we estimate that total Canadian consumption decreased by 0.9% in calendar 2001 as compared to calendar 2000. During that same period, our shipments of Canadian OCTG decreased 17.3%. We estimate that our Canadian OCTG market share of domestic shipments decreased from 42.0% during calendar 2000 to 35.0% during calendar 2001 due to end-user consolidations, more aggressive competitive pricing pressures and an additional domestic producer of OCTG products during the current year.

Published information suggests that U.S. demand for line pipe was up during calendar 2001 by an estimated 34.7%. Domestic shipments increased by 28.8% as the import market share rose from 26.3% to 40.7%. Canadian demand for line pipe decreased during calendar 2001 by an estimated 0.9% with domestic shipments down by 24.9% as the import market share fell from 43.7% to 34.3%.


Industrial Products Demand and Consumption
------------------------------------------

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

We estimate that the U.S. demand for structural tube products (commonly referred to as hollow structural sections or HSS) of the type we produce increased by 5.0% in calendar 2001 as compared to calendar 2000 and total U.S. producer shipments increased by 10.5% as import market share declined from 23.6% to 19.6%. According to published reports, the U.S. standard pipe market demand decreased 0.9%, while total U.S. domestic producer shipments increased by 3.3% as the import market share decreased from 40.0% to 37.4%.

Pricing and Costs of Our Products
---------------------------------

Pricing of our products was mixed during calendar 2001 compared to calendar 2000. U.S. OCTG product pricing was up 3.1% due to the increase in the average rig count level throughout calendar 2001. Average pricing of our U.S. line, structural and standard product pricing decreased by 5.6%, 9.8% and 13.7%, respectively. U.S. structural and standard pricing was down primarily due to decreasing steel prices during the year. Pricing of our Canadian energy and industrial products was down by 6.3% and 12.8%, respectively. Prices were down primarily due to the weak exchange rate of the Canadian dollar to the U.S. dollar, lower steel costs, an additional domestic producer of OCTG products during the current year and the decision by the Canadian government to allow additional OCTG imports into the country during the current year.

U.S steel costs included in cost of goods sold decreased during calendar 2001 by $53 per ton, or 17.5%, from $303 per ton to $250 per ton. Of this change, $35 resulted from our major supplier of steel effecting three price decreases from mid-August 2001 to December 2001. Some of these price reductions were reflected in our cost of goods sold in the third and fourth quarters of calendar 2001. Currently, our replacement cost of steel is about the same as the amount included in cost of goods sold in calendar 2001; however, we expect a 20% to 30% per ton increase throughout calendar 2002.

The same factors that have influenced steel costs and cost of goods sold in our U.S. operations have also affected the steel costs and cost of goods sold in our Canadian operations. Canadian cost of goods sold had decreased in the calendar year as compared to the prior year but will increase throughout 2002.

Purchased steel represents approximately two-thirds of our cost of goods sold. As a result, the steel industry, which is highly volatile and cyclical in nature, affects our business both positively and negatively. Numerous factors, most of which are beyond our control, drive the cycles of the steel industry and influence steel prices including general economic conditions, industry capacity utilization, import duties and other trade restrictions and currency exchange rates. Changes in steel prices have a significant impact on the margin levels of our products. In addition, we depend on a few suppliers for a significant portion of our steel. The loss of one or more of our significant steel suppliers could affect our ability to produce our products and could have a material adverse effect on our business.


Impact of Market Conditions
---------------------------

The OCTG market conditions described above impacted our operations and our competitors significantly during 2001, as sales remained at normal levels throughout the first nine months of the year due to the increase in drilling activity. The decrease in drilling levels during the last three months of the year resulted in lower than expected sales. Consequently, industry-wide inventory levels declined during the year and the impact of these industry decreases had a negative impact on domestic shipments. As our recent experience indicates, oil and gas prices are volatile and can have a substantial effect on drilling levels and resulting demand for our energy related products. Uncertainty also exists as to the future demand and pricing for HSS and other industrial related products.

                                      [19]

Trade Cases
-----------

The level of imports of OCTG, which has varied significantly over time, affects the U.S. and Canadian OCTG markets. We believe that these imports levels are affected by, among other things:

   North American and overall world demand for OCTG, The trade practices of and government subsidies to foreign producers and The presence or absence of antidumping and countervailing duties.

Antidumping and countervailing duty orders require special duties to be imposed in amounts designed to offset unfair pricing and government subsidization, respectively. In November, the International Trade Commission recommended to the president that a Section 201 case for steel and all steel products with the exception of OCTG be supported with a wide-scale program of quotas and duties. The president announced his remedy plan on March 5, 2002, which could increase the cost of foreign imported hot rolled steel and steel products. This measure could increase the cost of our purchased steel significantly. We have already seen some increases which we feel are linked to the trade cases as our major supplier of steel increased our steel prices by $20 in January and is looking to implement another price increase in April. This measure also does not protect our OCTG pipe and could allow additional imports to come into the U.S. market. The industry is considering filing a dumping case on OCTG products in the first quarter of 2002.

Previously, there existed a Canada Customs and Revenue Agency ruling against carbon grade casing from the U.S. and Korea into Canada which required an interested importer to obtain "normal values" for these products. In June of 2001, the Canadian ruling was expired and U.S. and Korean carbon grade casing is no longer subject to import restrictions. This expiration poses a threat to the selling price in Canada and may force us to compete with more U.S. or internationally priced products.


RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

Calendar Year Ended December 31, 2001 Compared to Calendar Year Ended December 31, 2000

Overall Company
---------------

In calendar 2001, net sales decreased $16.5 million, or 3.0%, from $545.1 million in calendar 2000 to $528.6 million in calendar 2001. These results were attributable primarily to a decrease of 0.5% in total product shipments, from 891,230 tons in calendar 2000 to 886,991 tons in calendar 2001 and a 2.6% decrease in the overall average net selling price during calendar 2001 from an average of $612 per ton to $596 per ton.

Cost of goods sold decreased $46.0 million, or 9.8%, from $471.5 million in calendar 2000 to $425.5 million in calendar 2001. Overall unit cost per ton of products sold decreased 9.3% (from an average of $529 per ton to $480 per ton) in calendar 2001. The decrease was due primarily to a decrease in steel costs as U.S. steel cost of goods sold decreased 17.5%. The decrease in cost of goods sold was partially offset by an overall increase in conversion costs during calendar 2001 primarily due to lower fixed cost absorption.

Gross profit increased $29.5 million, or 40.0%, from $73.6 million in calendar 2000 to $103.1 million in calendar 2001. Gross profit per ton for calendar 2000 was $83 per ton as compared to $116 per ton for calendar 2001. Gross profit per ton increased as a result of lower steel costs partially offset by lower selling prices and higher conversion costs. Gross profit as a percentage of net sales was 19.5% for calendar 2001, as compared to 13.5% for calendar 2000. The increase in the gross profit is due to the factors discussed above.

Selling, general and administrative expenses increased $4.9 million or 19.2%, from $25.5 million in calendar 2000 to $30.4 million in calendar 2001. These expenses were principally impacted by additional depreciation on our new enterprise resource planning system, general wage increases effective at the beginning of the year, increased incentive compensation and a specific bad debt provision of $1.1 million related to a customer that declared bankruptcy in the fourth quarter of 2001. Selling, general and administrative expenses as a percentage of net sales increased from 4.7% in calendar 2000 to 5.7% in calendar 2001.

During December 2001, the Company announced its plan to exit its operation at its Longview, Washington facility and move the equipment to Hickman, Arkansas. As a result of an expected lower overhead structure and reduced freight costs because of the close proximity to steel vendors, the Company believes its plan should result in an annual savings of approximately $3.0 million to $5.0 million. In connection with the exit plan, the Company recorded a restructuring charge for the write-down of property of $6.5 million and accrual of severance costs and other cash obligations of $1.6 million resulting in a total charge of $8.1 million. The most significant accounting estimate is the value of the land and building at the facility that will be sold, which is based on an independent appraisal. Future cash outlays related to the exit charge include the severance and other cash obligations of $1.6 million and $6.7 million related to capital expenditures and other cash costs expected to be funded through the future proceeds on the sale of the Longview, Washington land and building and reduced working capital needs.

During October 1999, we acquired the equipment for and began the construction of a new large diameter pipe and tubing facility adjacent to our existing facilities in Hickman, Arkansas. Prior to becoming fully operational in the third quarter of 2001, we incurred net costs of $1.1 million related to the commencement of operations at this facility. While this new facility is an important part of the Company's strategy to expand its product lines and enter new markets, opening the new facility may expose us to risks including intense competition in the larger diameter product lines, the current industry-wide overcapacity in these product lines, and potential unforeseen or higher than expected costs. Any of these risks could adversely affect or prevent the success of the new facility.

Interest expense decreased $100,000, or 3.1%, from $3.2 million in calendar 2000 to $3.1 million in calendar 2001 as a result of decreased borrowings and decreasing interest rates. The lower interest rates reflect our improved operating results that were largely attributable to the effects of the prior calendar year's favorable energy market. Our debt to capitalization ratio decreased from 29.8% at December 31, 2000 to 24.2% at December 31, 2001. This decrease was primarily due to a decrease in the short-term revolver in the amount of $17.5 million offset by an $11.5 million in purchases of treasury stock.

The provision for income taxes on continuing operations was $21.2 million for calendar 2001, compared to the prior calendar year provision of $14.7 million. This change is attributable to the generation of pre-tax income of $60.5 million in calendar 2001, compared to pre-tax income in calendar 2000 of $33.5 million.

At December 31, 2001, we had available net operating loss carryforwards with a tax value of $2.4 million that were generated during fiscal 1999 through calendar 2000. These carryforwards expire in 2019 and 2020. The carryforwards can be utilized in $1.5 million increments per year to offset financial statement earnings after temporary differences associated with the Longview, Washington operations as they file a separate, stand-alone tax return. We have established a valuation allowance of $1.0 million for that portion of the net operating losses that may not be recoverable from future taxable income in connection with these operations. At December 31, 2001, we had alternative minimum tax credit carryforwards of $4.0 million available for income tax purposes that do not expire. See Note 8 of the Notes to the Consolidated Financial Statements.

During March 2001, the Company decided to discontinue its DOM business and recorded a $10.2 million charge (net of taxes) for the expected loss on disposal.

                                      [20]

The most significant accounting estimate is the realizable value of the DOM machinery and equipment. The Company is proceeding in its negotiations to sell the facility and believes it will sell or liquidate the assets in the first quarter of 2002. Losses from these operations during calendar 2001 were $957,000 (net of taxes).

As a result of the increased gross profit partially offset by restructuring and start-up costs and the other factors discussed above, we generated net income of $28.0 million, or $0.82 diluted income per share in calendar 2001, an increase of $11.4 million from the $16.6 million, or $0.48 diluted income per share reported for calendar 2000.


Maverick Tube L.P. Segment
--------------------------

The Company's segments are based on geographic regions. Maverick Tube L.P. ("Maverick L.P."), a wholly-owned subsidiary of the Company, is responsible for our operations in Hickman, Arkansas and Conroe, Texas. Prudential is responsible for our operations in Calgary, Alberta and Longview, Washington (scheduled to be closed in March 2002).

Maverick L.P.'s sales increased $41.0 million, or 14.0%, from $293.9 million in calendar 2000 to $334.9 million in calendar 2001. Maverick L.P.'s shipments increased 69,190 tons, or 13.9%, from 498,690 tons to 567,880 tons for the same periods. Energy shipments comprised 74,131 tons of this increase. Our domestic shipments of OCTG increased by 20.9% due to an increasing rig count in the U.S. throughout the calendar year. Our export sales, primarily to Canada, decreased by 49.0%, from 28,189 tons in calendar 2000 to 14,361 tons in calendar 2001. Industrial products shipments decreased by 4,941 tons from calendar 2000 to calendar 2001. The average selling price for all of Maverick L.P.'s products remaining flat at $589 per ton. The average selling price for our energy products was $655 per ton, an increase of $4 per ton. The increase was principally due to the strengthening of the energy market throughout the first nine months of calendar 2001. The rig count and average selling prices started to weaken during the fourth quarter of calendar 2001. The average selling price of our industrial products was $412 per ton, a decrease of $42 per ton, primarily due to decreasing steel costs throughout the year.

Maverick L.P.'s cost of goods sold of $279.9 million increased $18.4 million, or 7.0%, in calendar 2001, compared with the prior fiscal year. The increase was primarily due to increased product shipments. However, overall unit cost per ton of products sold decreased 5.9% (from an average of $524 per ton to $493 per ton) in calendar 2001. The decrease was due primarily to a decrease in steel costs of 17.5%, or $53 per ton, during calendar 2001. See "Overview." Overall conversion costs remained relatively stable during calendar 2001.

Maverick L.P.'s gross profit increased $22.6 million, or 69.7%, from $32.4 million in calendar 2000 to $55.0 million in calendar 2001. Gross profit per ton rose from $65 per ton in calendar 2000 to $97 per ton in calendar 2001. Gross profit as a percentage of net sales was 16.4% for calendar 2001, as compared to 11.0% for calendar 2000. The change in the gross profit is due to the factors discussed above.


Prudential Segment
------------------

Prudential's sales decreased $57.5 million, or 22.9%, from $251.2 million in calendar 2000 to $193.7 million in calendar 2001. Prudential's shipments decreased 73,429 tons, or 18.7%, from 392,540 tons to 319,111 tons. Energy shipments comprised 60,603 of this decrease, while industrial products shipments comprised 10,300 tons of this decrease in shipments. Overall average selling price for Prudential's products decreased by 5.2% from an average of $640 per ton to $607 per ton. The average selling price for our energy products was $662 per ton, a decrease of $37 per ton. All of these decreases were principally due to increased imports into the energy market throughout 2001 and a decrease in the foreign currency exchange rate. The average selling price of our industrial products was $411 per ton, a decrease of $61 per ton. Tolling tons comprised the remainder of the decrease in shipments.

Prudential's cost of goods sold of $145.6 million decreased $64.4 million, or 30.7% in calendar 2000, compared with the prior year. Also, overall unit cost per ton of products sold decreased 14.8% (from an average of $535 per ton to $456 per ton) in calendar 2001. These decreases were due primarily to a decrease in steel costs as steel cost of goods sold decreased 17.5%, or $53 per ton during calendar 2001. See "Overview."

Prudential's gross profit increased $6.9 million, or 16.7%, from $41.2 million in calendar 2000 to $48.1 million in calendar 2001. Gross profit per ton increased from $105 per ton in calendar 2000 to $151 per ton in calendar 2001. Gross profit as a percentage of net sales was 24.8% for calendar 2001, as compared to 16.4% for calendar 2000. The change in the gross profit is due to the factors discussed above.

Calendar Year Ended December 31, 2000 Compared to Fiscal Year Ended September 30, 1999

Overall Company
---------------

In calendar 2000, net sales increased $236.5 million, or 76.6%, from $308.6 million in fiscal 1999 to $545.1 million in calendar 2000. These results were attributable primarily to an increase of 56.6% in total product shipments, from 569,081 tons in fiscal 1999 to 891,230 tons in calendar 2000 and a 12.9% increase in the overall average net selling price during calendar 2000 from an average of $542 per ton to $612 per ton.

Cost of goods sold increased $181.6 million, or 62.6%, from $289.9 million in fiscal 1999 to $471.5 million in calendar 2000. The overall increase was due primarily to increased product shipments. However, the overall unit cost per ton of products sold increased 3.9% (from an average of $509 per ton to $529 per ton) in calendar 2000. The increase was due primarily to an increase in steel costs as U.S. steel cost of goods sold increased 8.5%. Overall conversion costs decreased during calendar 2000 primarily due to higher fixed cost absorption.

Gross profit increased $54.9 million, or 293.6%, from $18.7 million in fiscal 1999 to $73.6 million in calendar 2000. Gross profit per ton for fiscal 1999 was $33 per ton as compared to $83 per ton for calendar 2000. Gross profit per ton was impacted by rising selling prices and lower conversion costs partially offset by higher steel costs. Gross profit as a percentage of net sales was 13.5% for calendar 2000, as compared to 6.1% for fiscal 1999. The increase in the gross profit is due to the factors discussed above.

Selling, general and administrative expenses increased $3.5 million, or 15.9%, from $22.0 million in fiscal 1999 to $25.5 million in calendar 2000. These expenses were principally impacted by additional depreciation on our new enterprise resource planning system, general wage increases effective at the beginning of the year and additional head count to support the rise in the sales level. Selling, general and administrative expenses as a percentage of net sales decreased from 7.1% in fiscal 1999 to 4.7% in calendar 2000 due primarily to the increased sales level.

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

                                      [21]

Interest expense increased $1.3 million, or 68.4%, from $1.9 million in fiscal 1999 to $3.2 million in calendar 2000 as a result of increased borrowings and interest rates. The higher interest rates were primarily due to revisions to our credit facilities to reflect our operating results that were largely attributable to the effects of the prior fiscal year's unfavorable energy market and to provide additional availability in the borrowing base. Our debt to capitalization ratio increased from 22.8% at September 30, 1999 to 29.8% at December 31, 2000. This increase was primarily due to $33.2 million in purchases of property, plant and equipment that were not financed by the sale of 2.3 million shares of common stock during the Transition Period ended December 31, 1999 (the proceeds of which were used primarily to finance the acquisition and construction of the large mill facility in Hickman, Arkansas) and an increase of $25.2 million in working capital needs.

The provision for income taxes was $14.7 million for calendar 2000, compared to fiscal 1999, when we recorded a benefit of $348,000. This change is attributable to the generation of pre-tax income of $33.5 million in calendar 2000, compared to pre-tax loss in fiscal 1999 of $5.4 million. During calendar 2000, we incurred a loss of $2.0 million at our Longview, Washington facility that has not yet been recognized for tax purposes and thus, no benefit has been recognized in our financial statements.

Losses from the discontinued DOM operations during calendar 2000 were $2.2 million net of taxes.

As a result of the increased gross profit partially offset by the transaction costs of our business combination and the other factors discussed above, we generated net income of $16.6 million, or $0.48 diluted income per share, in calendar 2000, an increase of $23.9 million from the $7.3 million loss, or $0.24 diluted loss per share, reported for fiscal 1999.


Maverick Tube L.P. Segment
--------------------------

Maverick L.P.'s sales increased $127.3 million, or 76.4%, from $166.6 million in fiscal 1999 to $293.9 million in calendar 2000. Maverick L.P.'s shipments increased 165,457 tons, or 49.6%, from 333,233 tons to 498,690 tons for the same periods. Energy shipments comprised 156,652 tons of this increase. Our domestic shipments of OCTG increased by 102.2% due to an increasing rig count throughout the calendar year and inventory build up by our customers. Our export sales, primarily to Canada, increased by 41.4%, from 19,931 tons in fiscal 1999 to 28,189 tons in calendar 2000, as the average Canadian rig count rose 62.3% from 212 rigs to 344 rigs. Industrial products shipments comprised the remainder of 8,805 tons of the increase in shipments. Overall average selling price for Maverick L.P.'s products increased by 17.8% from an average of $500 per ton to $589 per ton. The average selling price for energy products was $651 per ton, an increase of $100 per ton. The increase was principally due to the strengthening of the energy market throughout calendar 2000. The average selling price of industrial products was $454 per ton, an increase of $17 per ton.

Maverick L.P.'s cost of goods sold of $261.5 million increased $97.7 million, or 59.6%, in calendar 2000, compared with the prior fiscal year. The increase was primarily due to increased product shipments. Also, the overall unit cost per ton of products sold increased 6.7% (from an average of $491 per ton to $524 per ton) in calendar 2000. The increase was due primarily to an increase in steel costs of 8.5%, or $24 per ton, during calendar 2000. Overall conversion costs remained relatively stable during calendar 2000.

Maverick L.P.'s gross profit increased $29.6 million, or 1,057.1%, from $2.8 million in fiscal 1999 to $32.4 million in calendar 2000. Gross profit per ton rose dramatically from $8 per ton in fiscal 1999 to $65 per ton in calendar 2000. Gross profit as a percentage of net sales was 11.0% for calendar 2000, as compared to 1.7% for fiscal 1999. The change in the gross profit is due to the factors discussed above.


Prudential Segment
------------------

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

Prudential's cost of goods sold of $210.0 million increased $83.9 million, or 66.5%, in calendar 2000, compared with the prior year. The increase was primarily due to increased product shipments. Overall unit cost per ton of products sold remained consistent at an average of $535 per ton. The stability in unit costs was due primarily to an increase in steel costs offset by decreased conversion costs due to better fixed cost absorption.

Prudential's gross profit increased $25.3 million, or 159.1%, from $15.9 million in fiscal 1999 to $41.2 million in calendar 2000. Gross profit per ton increased from $67 per ton in fiscal 1999 to $105 per ton in calendar 2000. Gross profit as a percentage of net sales was 16.4% for calendar 2000, as compared to 11.2% for fiscal 1999. The change in the gross profit is due to the factors discussed above.


Transition Period Ended December 31, 1999 Compared to Quarter Ended December 31, 1998

Overall Company
---------------

In the Transition Period ended December 31, 1999, net sales increased $56.5 million, or 80.3%, from $70.4 million for the three months ended December 31, 1998 to $126.9 million for the three months ended December 31, 1999. These results were attributable primarily to an increase of 90.6% in total product shipments, from 120,480 tons in the three months ended December 31, 1998 to 229,667 tons in the three months ended December 31, 1999 and a 5.3% decrease in the overall average net selling price during the three months ended December 31, 1999 from an average of $584 per ton to $553 per ton.

Cost of goods sold increased $49.8 million, or 76.1%, from $65.4 million for the three months ended December 31, 1998 to $115.2 million for the three months ended December 31, 1999. The overall increase was due primarily to increased product shipments. However, the overall unit cost per ton of products sold decreased 7.6% (from an average of $543 per ton to $502 per ton) for the three months ended December 31, 1999. The decrease was due primarily to a slight decline in steel costs.

Gross profit increased $6.7 million, or 134.0%, from $5.0 million for the three months ended December 31, 1998 to $11.7 million for the three months ended December 31, 1999. Gross profit per ton for the three months ended December 31, 1998 was $42 per ton as compared to $51 per ton for the three months ended December 31, 1999. Gross profit per ton was impacted by falling selling prices partially offset by lower steel costs. Gross profit as a percentage of net sales was 9.2% for the three months ended December 31, 1999, as compared to 7.1% for the three months ended December 31, 1998. The change in the gross profit is due to the factors discussed above.

                                      [22]

Selling, general and administrative expenses increased $2.2 million or 44.9%, from $4.9 million for the three months ended December 31, 1998 to $7.1 million for the three months ended December 31, 1999. These expenses increased principally as a result of an increase in bad debt expense, early retirement costs for Prudential senior executives and management personnel and additional expenses for the Longview, Washington facility. Selling, general and administrative expenses as a percentage of net sales decreased from 6.9% for the three months ended December 31, 1998 to 5.6% for the three months ended December 31, 1999 due primarily to the increased sales level.

Interest expense decreased $158,000, or 38.2%, from $414,000 for the three months ended December 31, 1998 to $256,000 for the three months ended December 31, 1999 as a result of decreased borrowings.

The provision for income taxes was $2.1 million for the three months ended December 31, 1999, compared to the prior year, when we recorded a benefit from income taxes of $290,000. This change is attributable to the generation of pre-tax income of $4.3 million for the three months ended December 31, 1999, compared to a pre-tax loss of $1.4 million for the three months ended December 31, 1998. During the three months ended December 31, 1999, we incurred a loss of $1.1 million at our Longview, Washington facility that has not yet been recognized for tax purposes and thus, no benefit has been recognized in our financial statements.

Losses from the discontinued DOM operations during the three months ended December 31, 1999 were $687,000 net of taxes.

As a result of the increased gross profit and the other factors discussed above, we generated a net income of $1.5 million, or $0.05 diluted income per share, for the three months ended December 31, 1999, an increase of $2.6 million from the $1.1 million net loss, or $0.04 diluted loss per share, reported for the three months ended December 31, 1998.


Maverick Tube L.P. Segment
--------------------------

Maverick L.P.'s sales increased $25.9 million, or 62.6%, from $41.4 million for the three months ended December 31, 1998 to $67.3 million for the three months ended December 31, 1999. Maverick L.P.'s shipments increased 53,650 tons, or 70.4%, from 76,151 tons to 129,801 tons. Overall average selling price for Maverick L.P.'s products decreased by 4.8% from an average of $544 per ton to $518 per ton. The decrease was due to the continuation of the unfavorable energy market conditions through the end of 1999.

Maverick L.P.'s cost of goods sold of $64.0 million increased $23.6 million, or 58.4%, for the three months ended December 31, 1999, compared with the prior year period. The increase was primarily due to increased product shipments. However, the overall unit cost per ton of products sold decreased 7.2% (from an average of $531 per ton to $493 per ton) for the three months ended December 31, 1999.

Maverick L.P.'s gross profit increased $2.3 million, or 230.0%, from $1.0 million for the three months ended December 31, 1998 to $3.3 million for the three months ended December 31, 1999. Gross profit per ton rose from $13 per ton for the three months ended December 31, 1998 to $25 per ton for the three months ended December 31, 1999. Gross profit as a percentage of net sales was 4.9% for the three months ended December 31, 1999, as compared to 2.4% for the three months ended December 31, 1998. The change in the gross profit is due to the factors discussed above.


Prudential Segment
------------------

Prudential's sales increased $30.6 million, or 105.5%, from $29.0 million for the three months ended December 31, 1998 to $59.6 million for the three months ended December 31, 1999. Prudential's shipments increased 55,537 tons, or 125.3%, from 44,329 tons to 99,866 tons. Overall average selling price for Prudential's products decreased by 8.7% from an average of $654 per ton to $597 per ton. The decrease was due to the continuation of the unfavorable energy market conditions through the end of 1999.

Prudential's cost of goods sold of $51.2 million increased $26.2 million, or 104.8%, for the three months ended December 31, 1999, compared with the prior year period. The increase was primarily due to increased product shipments. However, the overall unit cost per ton of products sold decreased 9.0% (from an average of $564 per ton to $513 per ton) for the three months ended December 31, 1999.

Prudential's gross profit increased $4.4 million, or 110.0%, from $4.0 million for the three months ended December 31, 1998 to $8.4 million for the three months ended December 31, 1999. Gross profit per ton decreased from $90 per ton for the three months ended December 31, 1998 to $84 per ton for the three months ended December 31, 1999. Gross profit as a percentage of net sales was 14.1% for the three months ended December 31, 1999, as compared to 13.8% for the three months ended December 31, 1998. The change in the gross profit is due to the factors discussed above.

LIQUIDITY AND CAPITAL RESOURCES
--------------------------------------------------------------------------------

Working capital at December 31, 2001 was $142.3 million and the ratio of current assets to current liabilities was 3.7 to 1, compared to working capital of $118.8 million and a current ratio of 2.2 to 1 at December 31, 2000. The increase in working capital was principally due to a $17.5 million decrease in the short-term revolving credit facility and a $25.2 million decrease in accounts payable partially offset by a $34.0 million decrease in accounts receivable. The decrease in accounts receivable, accounts payable and the short-term revolving credit facility resulted from the decreased volume of energy business experienced during the fourth quarter of 2001. Cash provided by operating activities for calendar 2001 was $52.4 million.

During calendar 2000, three months ended December 31, 1999 and fiscal 1999, net cash (used) provided by operating activities was $11.9 million, $(15.6) million and $23.5 million, respectively. In calendar 2000 and fiscal 1999, cash provided by operating activities was primarily used to fund capital expenditures. For the three months ended December 31, 1999, we used the proceeds of a then recently completed sale of common stock to fund our operating activities and capital expenditures.

Cash used in investing activities in calendar 2001 and 2000, the three month period ended December 31, 1999 and fiscal 1999 was $25.8 million, $51.7 million, $18.0 million and $16.1 million, respectively. In calendar 2001, we used $5.0 million for the installation of equipment associated with our new large diameter pipe and tubing facility in Hickman, Arkansas and $5.3 million for additional upgrades to our enterprise resource system. In calendar 2000, we used $34.9 million primarily for the construction and equipping of our new large diameter pipe and tubing facility and $2.5 million for the completion of the premium thread facility in Calgary, Alberta. In the three months ended December 31, 1999, we used $14.4 million primarily for the construction and equipping of our new large diameter pipe and tubing facility. In fiscal 1999, we used $7.3 million primarily for purchases of equipment, $4.6 million for our new enterprise resource planning system, $3.0 million for the completion of the Longview, Washington facility and $2.1 million for the deposit on large mill equipment.

                                      [23]

During calendar 2001, cash used by financing activities was $27.0 million that was principally attributable to a net pay-down of $18.0 million in our revolving credit facilities and the purchase of 1.2 million shares of treasury stock in the amount of $11.5 million supplemented by $2.5 million from employee stock option exercises.

During calendar 2000, cash provided by financing activities was $44.3 million that was principally attributable to a $45.9 million net increase in our revolving credit facilities supplemented by $1.4 million from employee stock option exercises. Dividends paid to the former stockholders of Prudential prior to the Company's combination with Prudential reduced the cash provided by financing activities by $3.1 million.

During the three months ended December 31, 1999, cash provided by financing activities of $34.3 million was principally due to proceeds from the sale of 2.3 million shares of our common stock, which generated $34.9 million in net proceeds. These net proceeds were offset by other working capital needs.

During fiscal 1999, cash provided by financing activities was $2.4 million that was primarily attributable to a $7.3 million net increase in our revolving credit facilities. The increase in our revolving credit facilities was offset by other regularly scheduled term debt payments of $853,000. Dividends paid to the former stockholders of Prudential prior to the Company's combination with Prudential reduced the cash provided by financing activities by $4.1 million.

We have two revolving credit facilities. The short-term revolving credit facility is with a Canadian financial institution and the long-term revolving credit facility is with a group of U.S. financial institutions. The short-term facility is a $25.1 million (C$40.0 million Canadian) unsecured demand operating credit facility limited to working capital restrictions and bears interest at either Canadian prime, U.S. base rate, LIBOR plus 1.0%, or Bankers' Acceptance rates plus stamping fees. This facility is subject to certain restrictions related to working capital. This facility is considered to be short-term and is included in our current liabilities. Additional available borrowings under this facility at December 31, 2001 are $21.9 million. The long-term revolving credit facility provides for maximum borrowings up to the lesser of the eligible borrowing base or $80.0 million and bears interest at either the prevailing prime rate or the Eurodollar rate, adjusted by an interest margin, depending upon certain financial measurements. The long-term revolving credit facility is secured by accounts receivable, inventories and certain equipment and will mature on January 1, 2004. The long-term revolver did not have any additional borrowings at December 31, 2001. On January 30, 2002, the Company obtained a waiver to avoid a scheduled $5.0 million reduction of the available borrowings under the facility subsequent to December 31, 2001. The long-term revolver includes restrictive covenants relating to levels of funded debt and other financial measurements. As of December 31, 2001, the applicable interest rate on the short-term revolving credit facility and the long-term credit facility was 4.0% and 3.0% per annum, respectively.

Consistent with the Company's business strategy, the Company currently intends to retain its earnings to finance the growth and development of its business and we do not anticipate paying cash dividends in the near future. Any payment of cash dividends in the future will depend upon our financial condition, capital requirements and earnings as well as other factors the Board of Directors may deem relevant. Our long-term revolving credit facility with commercial lenders restricts the amount of dividends we can pay to our stockholders.

Our capital expenditure budget for calendar 2002 is approximately $16.3 million, of which $5.0 million will be used for the relocation of the Longview, Washington equipment to one of our existing facilities in Hickman, Arkansas. The remaining $11.3 million of our capital expenditure budget will be used to acquire new equipment for our existing manufacturing facilities and to enhance our new enterprise resource planning system. We expect to meet ongoing working capital and the capital expenditure requirements from a combination of cash flow from operating activities and available borrowings under our revolving credit facilities.

On February 12, 2002, the Company signed a definitive agreement to purchase all of the outstanding capital stock of Precision Tube Holding Corporation ("Precision") for cash of $55.0 million, subject to a working capital adjustment and 200,000 shares of the Company's common stock. The Company will also pay approximately $500,000 for additions to property, plant and equipment after January 31, 2002. In connection with this proposed acquisition, the Company obtained a commitment from a banking institution to enter into a new senior credit facility providing the Company with a $150.0 million revolving line of credit on February 25, 2002. The new senior credit facility would replace the existing short-term and long-term revolving debt and will expire in March 2006. The additional available borrowings under this new senior credit facility would have been approximately $30.0 million as of December 31, 2001 pro forma for the net additional debt required for the acquisition. The new senior credit facility will be secured by all accounts receivable, inventories and equipment of the Company along with real estate. Under the new senior credit facility, the
Company can borrow an amount based on a percentage of eligible accounts receivable, eligible inventory and property, plant and equipment reduced by outstanding letters of credit. The new senior credit facility includes restrictive covenants relating to a minimum fixed charge coverage ratio if excess availability falls below $30.0 million and limits capital expenditures to $25.0 million per year. In conjunction with the new senior credit facility, the Company may enter into an additional $10.0 million to $25.0 million long-term senior, subordinated financing to reduce borrowings under the new senior credit facility. These additional borrowings would increase the availability under the new senior credit facility.

We anticipate we will comply with the covenants in 2002 and beyond. If our operations are less than projected, we could be in default under this facility. Although we would attempt to obtain an amendment to the facility to cure this breech or a waiver from the lender, we cannot give any assurance that we could obtain an amendment or waiver or one with terms as favorable as the terms of the new facility. If we are unable to obtain an amendment or waiver, we would remain in default and the lender would have the right to exercise all of its remedies, including, without limitation, the ability to accelerate all of the debt under the facility. We believe that our projections for 2002 are based on reasonable assumptions and that it is unlikely that we would default absent any material negative event affecting our industry and the economy as a whole. We also believe our lender would provide waivers if necessary. However, our expectation of future operating results and continued compliance with our debt covenants cannot be ensured, as we do not control our lender's actions. If our projections are not achieved and our debt is placed in default, we would experience a material adverse impact on our reported financial position and results of operations.


DISCLOSURE OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES
--------------------------------------------------------------------------------

Revenues and Accounts Receivable Collectibility
-----------------------------------------------

We generate a significant portion of our sales of OCTG from certain distributors. If these distributors experience significant adverse conditions in operations, including a continuing downturn in demand, they may not be able to meet their ongoing financial obligation to us for prior sales or continue to purchase additional products from us in the future.

We evaluate the collectibility of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligation to us (e.g., bankruptcy filing, substantial downgrading of credit), we record a specific reserve for bad debts against the amounts due reducing the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize reserves for bad debts based on the length of time receivables have been past due and our historical experience with receivable collection. If circumstances change, such as further deterioration in a major customer's ability to meet its financial obligation to us, our estimate of the recovery could be reduced by a material amount.

                                      [24]

Inventory Valuation
-------------------

Our inventories are valued at the lower of average cost or market. We perform a quarterly analysis to determine whether any reduction in our average costs is necessary to record our inventories at a lower market amount. We also perform a quarterly analysis to determine whether any prime products need to be written down to a secondary carrying value given the intended sales channel for the product. Should we not achieve our expectation of the net realizable value of this inventory, we could potentially incur further losses in the disposition of this inventory.


Potential Product Liability and Environmental Claims
----------------------------------------------------

Drilling for oil and natural gas involves a variety of risks that can result in significant losses. Actual or claimed defects in our products may give rise to claims against us for these losses. The transportation of oil and gas through line pipe also involves risks. A failure of line pipe may give rise to environmental liabilities and claims against us for losses. The use of structural tubing can also involve risks. Actual or claimed defects in these pipe and tubing products can also expose us to claims for damages. We maintain insurance coverage against potential product liability claims in amounts which we believe to be adequate. We have not historically incurred material product liability costs, nor have we experienced difficulties in obtaining or maintaining adequate product liability insurance coverage. However, we may incur product liability in excess of our insurance coverage or incur other uninsured costs, and we may not be able to maintain adequate insurance coverage levels in the future.

In circumstances where we are aware of a specific uninsured product defect claim, we record a specific reserve for the amount we reasonably believe will be paid or for an allowance to be granted to the customer.


Longview, Washington Exit Cost Estimate
---------------------------------------

Our estimate of the cost of $8.1 million to exit the Longview, Washington facility includes a provision to write down certain property by $6.5 million based on an appraisal of its recovery value of $6.0 million. We cannot give any assurance that we will find a buyer for the property at the $6.0 million appraised value. Our plan assumes that these proceeds, along with significant working capital reductions, will fund additional capital expenditures and other cash costs necessary to relocate the equipment to our existing facility in Hickman, Arkansas. We also may face unanticipated expenditures that may render or eliminate our projected annual savings of $3.0 million to $5.0 million.


Cold Drawn Tubular Business Discontinued Operation
--------------------------------------------------

During the first quarter of 2001, the Company adopted a formal plan to sell the operating assets of its Cold Drawn Tubular Business (DOM). The operating results of the DOM business, including the provision for loss on disposal and operating losses, are estimated to be $11.2 million (after tax). The most significant accounting estimate is the realizable value of the machinery and equipment. The Company is proceeding with negotiations to sell the facility and ultimately plans to sell or liquidate this business in the first quarter of 2002. The estimated proceeds will be determined by either the sale or liquidation.


Pension Plan
------------

Prudential sponsors two pension plans (Hourly Plan and Salary Plan) and a supplemental executive retirement plan (SERP) and accounts for the plans in accordance with Statement of Financial Accounting Standard (SFAS) No. 87, "Employers' Accounting for Pensions," which requires that amounts recognized in financial statements be determined on an actuarial basis. The most significant estimates involve the expected long-term rate of return on plan assets and discount rate. The Company has assumed the expected long-term rate of return to be 7% and the discount rate, which reflects the current rate at which pension liabilities could be effectively settled, to be 6.75% at December 31, 2001. In estimating the discount rate, the Company looks to rates of return on high-quality, fixed income investments. The Company believes its pension assumptions to be conservative. Based upon the fact that the Hourly Plan is now in an under funded position, management expects that the total pension expense will be approximately $800,000 for 2002 compared to actual pension expense of $86,000 for 2001. However, 2002 expense may be less if the return on plan assets exceeds the assumed rate of return

Quantitative and Qualitative Disclosures About Market Risk
----------------------------------------------------------

We are subject to interest rate risk to the extent we borrow against our credit facilities with variable interest rates. Assuming the current level of borrowings at variable rates and assuming a two-percentage point change in the average interest rate under these borrowings, it is estimated that our interest expense for the year ended December 31, 2001 would have increased by approximately $1.3 million. In the event of an adverse change in interest rates, management would likely take actions that would mitigate our exposure to interest rate risk; however, due to the uncertainty of the actions that would be taken and their possible effects, this analysis assumes no such action. Further, this analysis does not consider the effects of the change in the level of overall economic activity that could exist in such an environment.

The  following  table  sets  forth  certain   information  about  the  Company's
contractual obligations as of December 31, 2001 (in thousands):

                                  Payments Due By Period
                        ----------------------------------------------     Fair
                               Less Than      2-3        4-5    After     Market
Contractual Obligations  Total   1Year       Years      Years  5 Years    Value
--------------------------------------------------------------------------------

Short-term debt
 (variable)............. $3,219   $3,219        $--       $--     $--     $3,219
Capital lease
 obligations (fixed)....  6,561      840      4,011     1,248     462      6,644
Long-term debt
 (variable)............. 62,000       --     62,000        --      --     62,000
Other debt (fixed)......    368       98        270        --      --        362
                        --------------------------------------------------------
Total contractual
 cash obligations.......$72,148   $4,157    $66,281    $1,248    $462    $72,225
                        ========================================================

We are also subject to commodity price risk with respect to purchases of steel. Purchased steel represents approximately two-thirds of our cost of goods sold. As a result, the steel industry, which is highly volatile and cyclical in nature, affects and will affect our business both positively and negatively. Numerous factors, most of which are beyond our control, drive the cycles of the steel industry and influence steel prices. Changes in steel prices have and will have a significant impact on the margin levels of our products.

The Company's reported cash flows related to its Canadian operations are based on cash flows measured in Canadian dollars converted to the U.S. dollar equivalent based on published exchange rates for the period reported. The Company believes its current risk exposure to the exchange rate movements, based on net cash flows, to be immaterial.

Prudential's facility located in Calgary, Alberta operates under a collective bargaining agreement expiring on December 31, 2003 that covers approximately 68% of all Prudential employees. While the Company believes its present labor relations are good, there can be no assurance that the collective bargaining agreement will be renewed or that a new collective bargaining agreement on terms acceptable to us will be established.

                                      [25]

--------------------------------------------------------------------------------
                   MAVERICK TUBE CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                        (In thousands, except share data)
--------------------------------------------------------------------------------

                                                            December 31,
ASSETS                                                   2001           2000
                                                     ---------------------------
Current assets:
 Cash and cash equivalents...........................       $1,940       $2,193
 Accounts receivable, less allowances of
  $2,412 and $2,141 in 2001 and 2000, respectively...       41,021       74,979
 Inventories.........................................      141,739      137,718
 Deferred income taxes...............................        7,305        2,764
 Income taxes refundable.............................           --           45
 Prepaid expenses and other current assets...........        2,440        2,978
                                                     ---------------------------
Total current assets.................................      194,445      220,677

Property, plant and equipment, net...................      158,261      167,263

Other assets.........................................        4,741        2,878
                                                     ---------------------------
                                                          $357,447     $390,818
                                                     ===========================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
 Accounts payable....................................      $23,668      $48,885
 Accrued expenses and other liabilities..............       15,605       20,025
 Deferred revenue....................................        3,759        8,954
 Income taxes payable................................        4,940        2,353
 Revolving credit facility...........................        3,219       20,766
 Current maturities of long-term debt................          938          866
                                                     ---------------------------
Total current liabilities............................       52,129      101,849
Long-term debt, less current maturities..............        5,991        6,929
Revolving credit facility............................       62,000       62,038
Other liabilities....................................        3,823        1,789
Deferred income taxes................................        8,121        4,957

STOCKHOLDERS' EQUITY

Preferred stock, $0.01 par value; 5,000,000
 authorized shares, 1 share issued and
 outstanding in 2001 and 2000........................           --           --
Common stock, $0.01 par value; 80,000,000
 authorized shares, 34,013,036 and 33,712,312
 shares issued in 2001 and 2000, respectively,
 32,812,036 and 33,712,312 share outstanding
 in 2001 and 2000, respectively......................          340          337
Treasury stock, 1,201,000 shares in 2001.............      (11,525)          --
Additional paid-in capital...........................      114,307      111,542
Retained earnings....................................      135,831      107,790
Accumulated other comprehensive loss.................      (13,570)      (6,413)
                                                     ---------------------------
                                                           225,383      213,256
                                                     ---------------------------
                                                          $357,447     $390,818
                                                     ===========================

See accompanying notes.
                                      [26]

------------------------------------------------------------------------------------------------------------
                                  MAVERICK TUBE CORPORATION AND SUBSIDIARIES
                                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                     (In thousands, except per share data)
------------------------------------------------------------------------------------------------------------

                                                                                 Three Months      Year
                                                                                    Ended         Ended
                                                      Year Ended December 31,    December 31,  September 30,
                                                        2001           2000          1999          1999
                                                  ----------------------------------------------------------
Net sales.........................................       $528,606       $545,104      $126,880      $308,621
Cost of goods sold................................        425,516        471,478       115,174       289,879
                                                  ----------------------------------------------------------
Gross profit......................................        103,090         73,626        11,706        18,742
Selling, general and administrative...............         30,372         25,466         7,104        22,036
Restructuring charges.............................          8,061             --            --            --
Start-up costs....................................          1,101            267            --           283
                                                  ----------------------------------------------------------
Income (loss) from operations.....................         63,556         47,893         4,602        (3,577)
Transaction costs.................................             --         11,253            --            --
Interest expense..................................          3,090          3,177           256         1,868
                                                  ----------------------------------------------------------
Income (loss) from continuing operations before
 income taxes.....................................         60,466         33,463         4,346        (5,445)
Provision (benefit) for income taxes..............         21,228         14,736         2,112          (348)
                                                  ----------------------------------------------------------
Income (loss) from continuing operations..........         39,238         18,727         2,234        (5,097)

Income (loss) from operations of discontinued DOM
 facility, less applicable income tax benefit of
 $567 and $1,215 for the years ended December 31,
 2001 and 2000, respectively and $386 for the
 three months ended December 31, 1999 and $1,255
 for the year ended September 30, 1999............           (957)        (2,162)         (687)       (2,237)

Income (loss) on disposal of DOM facility,
 including provision of $1,447 for operating
 losses during phase-out period, less applicable
 income tax benefit of $5,760.....................        (10,240)            --            --            --
                                                  ----------------------------------------------------------
Net income (loss).................................        $28,041        $16,565        $1,547       $(7,334)
                                                  ==========================================================

Basic earnings (loss) per share
  Income (loss) from continuing operations........          $1.17          $0.56         $0.07        $(0.16)
  Income (loss) from discontinued operations......          (0.33)         (0.07)        (0.02)        (0.08)
                                                  ----------------------------------------------------------
Net income (loss).................................          $0.84          $0.49         $0.05        $(0.24)
                                                  ==========================================================

Diluted earnings (loss) per share
  Income (loss) from continuing operations........          $1.15          $0.54         $0.07        $(0.16)
  Income (loss) from discontinued operations......          (0.33)         (0.06)        (0.02)        (0.08)
                                                  ----------------------------------------------------------
  Net income (loss)...............................          $0.82          $0.48         $0.05        $(0.24)
                                                  ==========================================================
See accompanying notes.

                                                        [27]

------------------------------------------------------------------------------------------------------------------------------------
                                               MAVERICK TUBE CORPORATION AND SUBSIDIARIES
                                             CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                                    (In thousands, except share data)
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                Accumulated
                                                                                                  Other
                                                                                   Additional    Retained
                                                        Common Stock      Treasury   Paid-In   Comprehensive           Stockholders'
                                                       Shares    Amount    Stock     Capital   Income (Loss)  Earnings    Equity
                                                  ----------------------------------------------------------------------------------
Balance at September 30, 1998.....................  31,159,971     $311      $--      $73,966      $(8,147)   $107,016     $173,146
 Net loss.........................................          --       --       --           --           --      (7,334)      (7,334)
 Foreign currency translation.....................          --       --       --           --        4,991          --        4,991
                                                                                                                       -------------
 Comprehensive (loss).............................                                                                           (2,343)
 Dividends paid to Prudential Steel Ltd.
  stockholders....................................          --       --       --           --           --      (4,070)      (4,070)
 Exercise of stock options - Prudential Steel Ltd.
  directors and employees.........................       1,838       --       --            9           --          --            9
 Exercise of stock  options - Maverick
  directors and employees.........................       3,000       --       --           19           --          --           19
 Tax benefit associated with the exercise of
  non-qualified Maverick stock options............          --       --       --           13           --          --           13
                                                  ----------------------------------------------------------------------------------
Balance at September 30, 1999.....................  31,164,809      311       --       74,007       (3,156)     95,612      166,774
 Net income.......................................          --       --       --           --           --       1,547        1,547
 Foreign currency translation.....................          --       --       --           --        1,608          --        1,608
                                                                                                                        ------------
 Comprehensive income.............................                                                                            3,155
 Dividends paid to Prudential Steel Ltd.
  stockholders....................................          --       --       --           --           --      (1,027)      (1,027)
 Exercise of stock options - Prudential Steel Ltd.
  directors and employees.........................       1,838       --       --            9           --          --            9
 Exercise of stock options - Maverick directors
  and employees...................................      28,000        1       --          186           --          --          187
 Issuance of Maverick shares......................   2,300,000       23       --       34,880           --          --       34,903
 Adjustment for change in year-end................      (1,838)      --       --           (9)      (1,608)     (1,818)      (3,435)
                                                  ----------------------------------------------------------------------------------
Balance at December 31, 1999......................  33,492,809      335       --      109,073       (3,156)     94,314      200,566
 Net income.......................................          --       --       --           --           --      16,565       16,565
 Foreign currency translation.....................          --       --       --           --       (3,257)         --       (3,257)
                                                                                                                         -----------
 Comprehensive income.............................                                                                           13,308
 Dividends paid to Prudential Steel Ltd.
  stockholders....................................          --       --       --           --           --      (3,089)      (3,089)
 Exercise of stock options - Prudential Steel Ltd.
  directors and employees.........................      88,753        1       --          567           --          --          568
 Exercise of stock  options - Maverick directors
  and employees...................................     130,750        1       --          845           --          --          846
 Tax benefit associated with the exercise of
  non-qualified Maverick stock options............          --       --       --        1,057           --          --        1,057
                                                  ----------------------------------------------------------------------------------
Balance at December 31, 2000......................  33,712,312      337       --      111,542       (6,413)    107,790      213,256
 Net income.......................................          --       --       --           --           --      28,041       28,041
 Minimum pension liability ($374 net of tax)......          --       --       --           --         (666)         --         (666)
 Foreign currency translation.....................          --       --       --           --       (6,491)         --       (6,491)
                                                                                                                         -----------
 Comprehensive income.............................                                                                           20,884
 Purchase of treasury stock.......................  (1,201,000)      --  (11,525)          --           --          --      (11,525)
 Exercise of stock options - Maverick directors
  and employees...................................     300,724        3       --        2,459           --          --        2,462
 Tax  benefit associated with the exercise of
  non-qualified Maverick stock options............          --       --       --          306           --          --          306
                                                  ----------------------------------------------------------------------------------
Balance at December 31, 2001......................  32,812,036     $340 $(11,525)    $114,307     $(13,570)   $135,831     $225,383
                                                  ==================================================================================

See accompanying notes.

                                                                      [28]

------------------------------------------------------------------------------------------------------------
                                   MAVERICK TUBE CORPORATION AND SUBSIDIARIES
                                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                (In thousands)
------------------------------------------------------------------------------------------------------------

                                                                                Three Months      Year
                                                                                   Ended          Ended
                                                     Year Ended December 31,     December 31, September 30,
                                                       2001            2000          1999         1999
                                                  ----------------------------------------------------------
OPERATING ACTIVITIES
Income (loss) from continuing operations..........        $39,238        $18,727        $2,234       $(5,097)
Adjustments to reconcile income (loss) from
 continuing operations to net cash provided (used)
 by operating activities:
Depreciation and amortization.....................         14,841         12,602         3,064        10,895
Deferred income taxes.............................          4,742           (980)            41        (2,105)
Provision for losses on accounts receivable.......            354            666          (130)         (522)
(Gain) loss on sale of equipment..................             14             --            18           (28)
Noncash portion of restructuring charges..........          6,476             --            --            --
Changes in operating assets and liabilities:
  Accounts receivable.............................         29,355        (20,010)       (9,643)      (19,140)
  Inventories.....................................        (12,157)       (14,952)      (24,603)        7,405
  Prepaid expenses and other current assets.......            230           (976)         1,065          (334)
  Other assets....................................         (3,677)         1,897            79           571
  Accounts payable................................        (23,709)           615         6,416        27,697
  Accrued expenses and other liabilities..........          1,903         10,677         4,294         4,062
  Deferred revenue................................         (5,195)         3,656         1,582           132
                                                  ----------------------------------------------------------
Cash provided (used) by operating activities......         52,415         11,923       (15,583)       23,536

INVESTING ACTIVITIES
Expenditures for property, plant and equipment....        (25,784)       (51,780)      (18,004)      (16,288)
Proceeds from disposal of equipment...............             --             43             1           194
                                                  ----------------------------------------------------------
Cash used by investing activities.................        (25,784)       (51,737)      (18,003)      (16,094)

FINANCING ACTIVITIES
Proceeds from borrowings and notes................        242,903        322,363        57,793        79,331
Principal payments on borrowings and notes........       (260,876)      (276,419)      (57,494)      (72,923)
                                                  ----------------------------------------------------------
                                                          (17,973)        45,944           299         6,408
Dividends paid to Prudential Steel Ltd.
 stockholders.....................................             --         (3,089)       (1,027)       (4,070)
Purchase of treasury stock........................        (11,525)            --            --            --
Proceeds from exercise of stock options...........          2,462          1,414           196            28
Proceeds from sale of common stock................             --             --        34,903            --
                                                  ----------------------------------------------------------
Cash provided (used) by financing activities......        (27,036)        44,269        34,371         2,366

DISCONTINUED OPERATIONS
Loss from discontinued operations.................        (11,197)        (2,162)         (687)       (2,237)
Adjustments to reconcile loss from discontinued
 operations to net cash provided (used) by
 discontinued operations:
Depreciation......................................          1,455          1,217           263           525
Loss on disposal..................................         10,240             --            --            --
Change  in  operating   assets  and  liabilities
 of  discontinued operations......................            173           (422)         (359)       (4,465)
Capital expenditures..............................           (296)        (1,971)         (551)       (2,754)
                                                  ----------------------------------------------------------
Net cash provided (used) by discontinued
 operations.......................................            375         (3,338)       (1,334)       (8,931)

Effect of exchange rate changes on cash...........           (223)            --            --            --
                                                  ----------------------------------------------------------
Increase (decrease) in cash and cash equivalents..           (253)         1,117          (549)          877

Cash and cash equivalents at beginning of period..          2,193          1,076         1,625           748
                                                  ----------------------------------------------------------
Cash and cash equivalents at end of period........         $1,940         $2,193        $1,076        $1,625
                                                  ==========================================================


Supplemental disclosures of cash flow information:
 Cash paid (received) during the period for:
   Interest (net of amounts capitalized of $1,251,
    $2,937, $249, and $543).......................         $3,237         $3,181          $476        $1,862
   Income taxes...................................        $12,884         $6,027        $1,625         $(682)

See accompanying notes.

                                                         [29]

--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1. Summary of Significant Accounting Policies
--------------------------------------------------------------------------------

Principles of Consolidation
---------------------------

The consolidated financial statements include the accounts of Maverick Tube Corporation and its direct and indirect wholly-owned subsidiaries (collectively referred to as "the Company," whereas "Maverick" is the Company exclusive of its subsidiary Prudential Steel Ltd.). All significant intercompany accounts and transactions have been eliminated. The accompanying consolidated financial statements include the financial statements of Prudential Steel Ltd. ("Prudential") for all periods presented.


Change in Year-End
------------------

On July 19, 2000, the Board of Directors of Maverick approved a change in the fiscal year-end of the Company from September 30 to December 31, effective with the calendar year beginning January 1, 2000. A three month transition period from October 1, 1999 through December 31, 1999 (the "Transition Period") preceded the start of the 2000 calendar year. "1999" refers to the year ended September 30, 1999, the Transition Period refers to the three months ended December 31, 1999, and "2001" and "2000" refer to the years ended December 31, 2001 and 2000, respectively.


Functional Currency
-------------------

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


Revenue Recognition
-------------------

The Company records revenue from product sales when the product is shipped from its facilities or its outside yards.


Inventories
-----------

Inventories are principally valued at the lower of average cost or market.


Property, Plant and Equipment
-----------------------------

Property, plant and equipment are stated on the basis of cost. Depreciation is computed under the straight-line method over the respective assets' useful lives. Useful lives of the Company's assets are as follows:

          Land and leasehold improvements...................  10 to 20 years
          Buildings.........................................  20 to 40 years
          Transportation equipment..........................   4 to 10 years
          Machinery and equipment...........................   2 to 12 years
          Furniture and fixtures............................   2 to 10 years
          Computer software.................................    3 to 7 years

Repair and maintenance costs that do not extend the life of property and equipment are expensed as incurred.


Income Taxes
------------

Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for taxable temporary differences and operating loss and other tax credit carryforwards and deferred tax liabilities are recognized for deductible temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases.

Stock-Based Compensation
------------------------

As permitted by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," the Company follows Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its director and employee stock options.


Use of Estimates
----------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to periodically make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


Earnings (Loss) per Common Share
--------------------------------

Basic earnings per share exclude any dilutive effects of options, but include the exchangeable shares (as further discussed in Notes 2 and 15) from the business combination with Prudential on an as-if exchanged basis. Diluted earnings per share include the exchangeable shares on an as-if exchanged basis and the net effect of stock options.

The reconciliation for diluted earnings (loss) per share for the years ended December 31, 2001 and 2000, the three months ended December 31, 1999, and the year ended September 30, 1999 is as follows (in thousands):

                                                       Transition
                                2001         2000        Period        1999
                           -----------------------------------------------------

Average shares outstanding        33,547       33,633       31,703       31,160
Dilutive effect of
 outstanding stock Options.          570          892          935           --
                           -----------------------------------------------------
Average shares deemed
 outstanding...............       34,117       34,525       32,638       31,160
                           =====================================================
Net income (loss) used in
 the calculation of basic
 and diluted earnings
 (loss) per share..........      $28,041      $16,565       $1,547      $(7,334)
                           =====================================================


Accumulated Other Comprehensive Loss
------------------------------------

Accumulated other comprehensive loss is as follows:

                                                                    Accumulated
                                           Foreign      Minimum       Other
                                          Currency      Pension    Comprehensive
                                         Translation   Liability   Income (Loss)
                                        ----------------------------------------

Balance at September 30, 1998...........      $(8,147)         $--      $(8,147)
 Current period change..................        4,991           --        4,991
                                        ----------------------------------------
Balance at September 30, 1999...........       (3,156)          --       (3,156)
 Current period change..................        1,608           --        1,608
 Adjustment for change in year-end......       (1,608)          --       (1,608)
                                        ----------------------------------------
Balance at December 31, 1999............       (3,156)          --       (3,156)
 Current period change..................       (3,257)          --       (3,257)
                                        ----------------------------------------
Balance at December 31, 2000............       (6,413)          --       (6,413)
 Current period change..................       (6,491)        (666)      (7,157)
                                        ----------------------------------------
Balance at December 31, 2001............     $(12,904)       $(666)    $(13,570)
                                        ========================================

                                      [30]

Treasury Stock
--------------

The Company's repurchases of common stock are recorded as treasury stock at cost and result in a reduction of stockholders' equity. When treasury shares are reissued, the Company uses average cost to value treasury shares and any excess of average cost over reissuance price is treated as a reduction of retained earnings. The Company purchased 1,201,000 shares for $11,525,000 during the year ended December 31, 2001.


Business Segments
-----------------

The Company's segments are based on geographic regions. Maverick Tube L.P., a wholly-owned subsidiary of the Company, is responsible for the Company's operations in Hickman, Arkansas and Conroe, Texas. Prudential, a wholly-owned subsidiary of the Company, is responsible for the Company's operations in Calgary, Alberta, and Longview, Washington (scheduled to be closed March 2002).


Cash Equivalents
----------------

The Company's policy is to consider demand deposits and short-term investments with a maturity of three months or less when purchased as cash equivalents.


Financial Instruments
---------------------

Financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and long-term debt obligations. The carrying value of amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable and accounts payable approximate fair value. Management's estimate of the fair value of long-term debt obligations is discussed in Note 5 to the consolidated financial statements.


Recent Accounting Pronouncements
--------------------------------

In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under the new rules, the pooling of interests method is no longer permitted, and goodwill will no longer be amortized but will be subject to an annual impairment test. Other intangible assets will continue to be amortized over their useful lives. The Company does not expect the implementation of SFAS No. 141 and SFAS No. 142 to have an impact on its financial statements as of December 31, 2001 and 2000.


Reclassifications
-----------------

Certain reclassifications have been made to prior year balances in order to conform to the current year presentation.


2. Business Combination
--------------------------------------------------------------------------------

On June 11, 2000, Maverick and Prudential entered into a definitive Combination Agreement providing for the combination of Prudential with Maverick. The transaction was completed on September 22, 2000.

Under the terms of the transaction, Prudential stockholders received 0.52 of an exchangeable share, issued by Maverick Tube (Canada) Inc., a wholly-owned Canadian subsidiary of the Company, for each Prudential common share. Consequently, Prudential stockholders received a total of 15,813,088 exchangeable shares. The exchangeable shares are Canadian securities that began trading on The Toronto Stock Exchange on September 27, 2000. These shares have the same voting rights, dividend and distribution entitlements, and other attributes as shares of the Company's common stock and are exchangeable, at each stockholder's option, for the Company's common stock on a one-for-one basis. The transaction was accounted for as a pooling of interests.

As a result of the differing year-ends of Maverick and Prudential prior to combination and the Company's change in year-end, financial statements for dissimilar year-ends have been combined. Maverick's financial statements for the year ended September 30, 1999 have been combined with Prudential's financial statements for the year ended December 31, 1999. As a result, Prudential's results of operations for the three months ended December 31, 1999 are included in both the consolidated statements of operations and cash flows for the year ended September 30, 1999 and for the three months ended December 31, 1999. Prudential's net sales and net income recognized for the three months ended December 31, 1999 were $59,647,000 and $2,845,000, respectively. Included in the consolidated statement of stockholders' equity is a $3,435,000 adjustment for the change in year-end which represents Prudential's stockholders' equity activity for the three months ended December 31, 1999 that is included in 1999 and the Transition Period.

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

The historical consolidated financial statements of Prudential, although previously issued in Canadian dollars, are included in the consolidated financial statements in U.S. dollars. The separate stockholders' equity and results of operations previously reported by the separate companies are as follows (in thousands):

                                         Six Months
                                        Ended June 30, Transition
                                            2000         Period        1999
                                        ----------------------------------------
                                         (Unaudited)
Revenues:
 Maverick...............................     $137,137      $67,233     $166,647
 Prudential.............................      118,182       59,647      141,974
                                        ----------------------------------------
 Combined...............................     $255,319     $126,880     $308,621
                                        ========================================

Net income (loss):
 Maverick...............................       $1,587      $(1,298)    $(10,449)
 Prudential.............................       10,190        2,845        3,115
                                        ----------------------------------------
 Combined...............................      $11,777       $1,547      $(7,334)
                                        ========================================

Stockholders' equity:
 Maverick...............................     $115,876     $113,438      $79,646
 Prudential.............................       93,341       87,128       87,128
                                        ----------------------------------------
 Combined...............................     $209,217     $200,566     $166,774
                                        ========================================

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

                                      [31]

3.    Discontinued Operations
--------------------------------------------------------------------------------

During the first quarter of 2001, the Company adopted a formal plan to sell the operating assets of its Cold Drawn Tubular Business (DOM). Accordingly, the operating results of the DOM facility, including the provision for the loss on disposal and operating losses during the phase-out period of $10,240,000 (net of $5,760,000 tax benefit), have been segregated from continuing operations and reported separately as discontinued operations in the statement of operations. DOM revenues were $7,544,000, $15,278,000, $2,736,000 and $5,770,000 for the
years ended December 31, 2001 and 2000, the three months ended December 31, 1999, and the year ended September 30, 1999, respectively. The net assets of DOM included in the accompanying consolidated balance sheet at December 31, 2001 and 2000, consist of the following (in thousands):

                                                          2001          2000
                                                     ---------------------------

Inventories and current assets.......................       $5,204       $6,240
Net plant and equipment..............................        3,536       14,735
Accounts payable and other current liabilities.......         (186)        (849)
                                                     ---------------------------
Net assets of discontinued operations................       $8,554      $20,126
                                                     ===========================

The Company expects to complete its exit from the DOM business before the end of the first quarter of 2002.


4. Restructuring Charges
--------------------------------------------------------------------------------

During December 2001, the Company announced its plans to exit its Longview, Washington facility and move the operations to one of its existing buildings in Hickman, Arkansas. As a result, 112 employees at the facility were terminated. Restructuring costs of $8,061,000 ($5,573,000 after tax) were recorded in the 2001 consolidated statement of operations and included the following items (in thousands):

Noncash costs:
Write-down of property, plant and equipment to fair value.........       $6,476
Cash costs:
Employee severance cost...........................................          581
Other.............................................................        1,004
                                                                  --------------
                                                                          1,585
                                                                  --------------
Total restructuring costs.........................................       $8,061
                                                                  ==============

As of December 31, 2001, there was no activity charged to the reserve. The restructuring activities are expected to be completed by the end of the second quarter of 2002.

Future cash outlays expected in 2002 related to the exit of the Longview, Washington operations are anticipated to be $7,900,000 including the $1,585,000 cash costs above and $6,315,000 related primarily to capital expenditures at our existing facility in Hickman, Arkansas. These cash outlays are expected to be funded through the future sale of the Longview, Washington land and building along with a reduction in working capital requirements for this operation.

5. Long-Term Debt and Revolving Credit Facilities
--------------------------------------------------------------------------------

Long-term debt, including Maverick's long-term revolving credit facility, at December 31, 2001 and 2000, consists of the following (in thousands):

                                                          2001         2000
                                                     ---------------------------

Capital  lease  obligation,  secured  by property
 and plant  (net  book  value $6,027,000 at
 December 31,  2001); payable in monthly
 installments (including interest at 8.0%) of
 $59,475; final payment due on August 1, 2007........       $3,244       $3,679

Capital lease obligation, secured by property and
 plant (net book value $9,495,000 at December 31,
 2001); interest of 7.5% payable monthly; payable
 in monthly principal installments of approximately
 $20,000 (plus interest) commencing on March 1,
 1996; gradually increasing to $31,250 by year
 seven and increasing to $240,417 in year eight;
 final payment due on February 1, 2004...............        3,317        3,654

Revolving credit notes, secured by certain accounts
 receivable, inventories and equipment; due on
 January 1, 2004; interest payable monthly (3.0%
 at December 31, 2001) at either prime, Federal
 Funds Rate plus 0.5%, or the LIBOR rate, adjusted
 by an interest margin, depending upon certain
 financial measurements..............................       62,000       62,038

Other................................................          368          462
                                                     ---------------------------
                                                            68,929       69,833
Less current maturities..............................         (938)        (866)
                                                     ---------------------------
                                                           $67,991      $68,967
                                                     ===========================

Prudential has a C$40,000,000 ($25,118,000 at December 31, 2001) unsecured credit facility subject to certain restrictions related to working capital through a Canadian chartered bank. Interest is payable monthly at either Canadian prime, U.S. base rate, LIBOR plus 1.0%, or Bankers' Acceptance rates plus stamping fees. The effective interest rate on the amounts outstanding at December 31, 2001 is 4.0%. Additional available borrowings under the facility at December 31, 2001 are $21,899,000. The aggregate outstanding balance of the credit facility at December 31, 2001 and 2000, is $3,219,000 and $20,766,000,
respectively.   Borrowings   under  this  credit   facility  are  classified  as
short-term.

Maverick has a revolving credit facility that provides for advances up to the lesser of $80,000,000 or the eligible borrowing base as defined in the facility agreement. In addition, Maverick had outstanding letters of credit under this revolving credit agreement of $1,428,000 at December 31, 2001 (which expire through November 2002). The Company did not have any additional available borrowings under this facility at December 31, 2001. On January 30, 2002, the Company obtain a waiver to avoid a scheduled $5,000,000 reduction of the available borrowings under the facility subsequent to December 31, 2001. The agreement includes restrictive covenants relating to levels of funded debt and other financial measurements and restricts the amount of dividends that can be paid on common stock. The revolving credit agreement requires an annual commitment fee based upon certain financial measurements.

                                      [32]

On February 25, 2002, the Company obtained a commitment for a new senior credit facility providing for a $150,000,000 revolving line of credit. The new senior credit facility will replace the existing Maverick and Prudential revolving credit facilities. Interest is payable monthly at LIBOR rate adjusted by an interest margin, depending upon certain financial measurements. Under the new senior credit facility, the Company can borrow an amount based on a percentage of eligible accounts receivable, eligible inventory and property, plant and equipment reduced by outstanding letters of credit. The additional available borrowings under this new senior credit facility would have been approximately $30,000,000 as of December 31, 2001 pro forma for the net additional debt required for the acquisition of Precision Tube Holding Corporation. The new senior credit facility includes restrictive covenants relating to maintaining a minimum fixed charge ratio if availability falls below $30,000,000 and limits capital expenditures to $25,000,000 per year. Like our current facilities, the new senior credit facility would limit or restrict our ability to pay dividends, create liens, sell assets or enter into transactions with affiliates without the consent of the lenders.

The present value of future minimum lease payments under the capital lease obligations as of December 31, 2001 is as follows (in thousands):

                                        Total Minimum   Minimum
                                            Lease        Lease     Present Value
                                          Payments      Interest    of Payments
                                        ----------------------------------------

2002....................................       $1,319         $479         $840
2003....................................        3,330          353        2,977
2004....................................        1,199          165        1,034
2005....................................          714          115          599
2006....................................          714           65          649
Thereafter..............................          476           14          462
                                        ----------------------------------------
                                               $7,752       $1,191       $6,561
                                        ========================================

Property, plant and equipment at December 31, 2001 and 2000, include $19,527,000 and $19,294,000, respectively, under leases that have been capitalized. Accumulated depreciation for these assets was $4,005,000 and $3,477,000 at December 31, 2001 and 2000, respectively.

The fair value of the Company's total debt is based on estimates using discounted cash flow analyses based on quoted market prices for similar issues. The estimated fair value of total debt at December 31, 2001 was $72,225,000.


6. Inventories
--------------------------------------------------------------------------------

Inventories at December 31, 2001 and 2000, consist of the following (in thousands):

                                                         2001          2000
                                                     ---------------------------

Finished goods.......................................      $86,256      $77,490
Work-in-process......................................        3,574        4,197
Raw materials........................................       30,089       32,276
In-transit materials.................................       11,849       14,936
Storeroom parts......................................        9,971        8,819
                                                     ---------------------------
                                                          $141,739     $137,718
                                                     ===========================

Finished goods at December 31, 2001 and 2000 include $3,353,000 and $7,485,000, respectively, of customer-obligated inventory.


7. Property, Plant and Equipment
--------------------------------------------------------------------------------

Property, plant and equipment at December 31, 2001 and 2000, consist of the following (in thousands):

                                                          2001         2000
                                                     ---------------------------

Land.................................................       $4,097       $4,232
Land and leasehold improvements......................        3,659        5,363
Buildings............................................       54,547       39,943
Transportation equipment.............................        4,174        3,826
Machinery and equipment..............................      174,502      188,336
Computer software....................................       16,611       10,748
Furniture and fixtures...............................        4,000        4,359
                                                     ---------------------------
                                                           261,590      256,807
Less accumulated depreciation........................     (103,329)     (89,544)
                                                     ---------------------------
                                                          $158,261     $167,263
                                                     ===========================


8. Income Taxes
--------------------------------------------------------------------------------

The jurisdictional components of income (loss) from continuing operations before income taxes for the years ended December 31, 2001 and 2000, the three months ended December 31, 1999, and the year ended September 30, 1999 are as follows (in thousands):

                                                       Transition
                               2001          2000        Period         1999
                           -----------------------------------------------------

Domestic...................      $24,556       $3,979      $(4,818)    $(13,849)
Foreign....................       35,910       29,484        9,164        8,404
                           -----------------------------------------------------
                                 $60,466      $33,463       $4,346      $(5,445)
                           =====================================================

The components of the provision (benefit) for income taxes for the years ended December 31, 2001 and 2000, the three months ended December 31, 1999, and the year ended September 30, 1999 are as follows (in thousands):

                                                       Transition
                               2001         2000         Period         1999
                           -----------------------------------------------------

Current:
  Federal..................       $8,107       $3,282        $(320)     $(2,174)
  State....................          264           67          (23)        (112)
  Foreign..................       14,234       11,680        2,392        4,027
                           -----------------------------------------------------
                                  22,605       15,029        2,049        1,741
                           -----------------------------------------------------

Deferred:
  Domestic.................        1,254         (148)          --       (2,211)
  Foreign..................       (2,631)        (145)          63          122
                           -----------------------------------------------------
                                  (1,377)        (293)          63       (2,089)
                           -----------------------------------------------------
                                 $21,228      $14,736       $2,112        $(348)
                           =====================================================

The difference between the effective income tax rate and the U.S. federal income tax rate for the years ended December 31, 2001 and 2000, the three months ended December 31, 1999, and the year ended September 30, 1999 is explained as follows (in thousands):

                                                      Transition
                                2001         2000        Period        1999
                           -----------------------------------------------------

Provision (benefit)
 at U.S. statutory tax rate      $21,163      $11,745       $1,532      $(1,892)
State and local taxes, net
 of federal tax benefit....          280           67          (23)        (112)
Taxes on foreign income in
 excess of U.S. statutory
 rate......................        3,401        2,677          487          698
Alternative minimum tax....           --           81           --           --
Increase (decrease) in
 valuation allowance.......       (1,376)         660          604        1,717
Manufacturing and
 processing deduction......       (2,877)      (2,764)        (524)        (900)
Nondeductible expenses
 (income)..................         (393)       1,910           72           --
Other......................        1,030          360          (36)         141
                           -----------------------------------------------------
                                 $21,228      $14,736       $2,112        $(348)
                           =====================================================

                                      [33]

Temporary differences which give rise to deferred tax assets and liabilities at December 31, 2001 and 2000 are as follows (in thousands):

                                                          2001         2000
                                                     ---------------------------

Deferred tax assets:
 Various accrued liabilities and reserves............       $4,560       $3,880
 Net operating loss carryforwards....................        2,402        6,315
 Alternative minimum tax carryforwards...............        4,022        2,622
 Asset valuations....................................          993          255
 Valuation allowance.................................       (1,001)      (2,377)
                                                     ---------------------------
 Total deferred tax assets...........................       10,976       10,695
Deferred tax liabilities:
 Accelerated depreciation............................       10,894       12,222
 Pension plan........................................          216          666
 Asset valuations....................................          682           --
                                                     ---------------------------
 Total deferred tax liabilities......................       11,792       12,888
                                                     ---------------------------
 Net deferred tax liabilities........................        $(816)     $(2,193)
                                                     ===========================

All cumulative undistributed earnings of the Company's foreign subsidiary up to C$100,000,000 ($62,794,000 at December 31, 2001) are considered permanently reinvested in the foreign location.

Maverick  had  alternative  minimum  tax  credit   carryforwards  of  $4,022,000
available for income tax purposes at December 31, 2001. These carryforwards do not expire.

Prudential has available net operating loss carryforwards with a tax value of $2,402,000 at December 31, 2001 which expire in 2019 and 2020. These net operating loss carryforwards, which are subject to an annual limit, can be utilized to offset taxable income generated from the assets of the Longview, Washington facility. The assets of the Longview, Washington facility are scheduled to be relocated to one of the Company's existing facilities in Hickman, Arkansas during 2002. Management's assessment is that the character and nature of future taxable income may not allow the Company to realize the full amount of the tax benefits of these net operating losses within the carryforward period. Accordingly, a valuation allowance has been made for amounts that may not be recoverable.


9. Defined Contribution Plans
--------------------------------------------------------------------------------

The Company sponsors two defined contribution 401(k) plans that are available to all U.S. employees. The plans may be amended or terminated at any time by the Board of Directors. The Company, although not required to, has provided matching contributions to the plans for the years ended December 31, 2001 and 2000, the three months ended December 31, 1999, and the year ended September 30, 1999 of $878,000, $849,000, $201,000, and $718,000, respectively.

The Company also sponsors two deferred compensation plans covering certain Maverick officers and key employees. One plan provides for discretionary contributions based solely upon the Company's profitability and the individuals' gross wages. The other plan provides for fixed contributions to certain officers of the Company. The Company contribution to these plans for the years ended December 31, 2001 and 2000, and the year ended September 30, 1999 was $45,000, $60,000 and $60,000 respectively. The Company did not contribute to these plans for the three months ended December 31, 1999.


10. Defined Benefit Plans
--------------------------------------------------------------------------------

Prudential sponsors two pension plans (Hourly Plan and Salary Plan) and a postretirement benefit plan for substantially all of its Canadian employees and a supplemental executive retirement plan (SERP) for certain former key executives. A reconciliation of changes in the plans' benefit obligations, fair value of assets, and statement of funded status for the years ended December 31, 2001 and 2000, is as follows (in thousands):

                                Pension Benefits           Postretirement
                                    and SERP                Benefit Plan
                                2001         2000         2001         2000
                           -----------------------------------------------------

Change in benefit
obligation:
 Benefit obligation
  at beginning of year.....      $25,325      $21,802       $1,070         $479
 Service cost..............          909          915           30           31
 Interest cost.............        1,733        1,653           69           69
 Plan amendments...........        1,438          226           --           --
 Actuarial loss............        2,518        2,467          241          537
 Benefits paid.............       (1,112)        (885)         (38)         (26)
 Foreign currency
  translation change.......       (1,436)        (853)         (60)         (20)
                           -----------------------------------------------------
 Benefit obligation at end
  of year..................      $29,375      $25,325       $1,312       $1,070
                           =====================================================


Change in fair value of
plan assets:
 Fair value of plan assets
  at beginning of year.....      $33,138      $25,514          $--          $--
 Employer contributions....          155           57           38           26
 Actual return on plan
  assets...................       (2,045)       9,450           --           --
 Benefits paid.............       (1,112)        (885)         (38)         (26)
 Foreign currency
  translation change.......       (1,884)        (998)          --           --
                           -----------------------------------------------------
 Fair value of plan assets
  at end of year...........      $28,252      $33,138          $--          $--
                           =====================================================

Funded status:
 Overfunded (underfunded)
  status at end of year....      $(1,123)      $7,813      $(1,312)     $(1,070)
 Unrecognized actuarial
  (gain) loss..............        5,228       (1,598)         200          (43)
 Unrecognized transition
  asset....................       (5,535)      (6,415)         489          562
 Unrecognized prior
  service cost.............        1,503          208           --           --
                           -----------------------------------------------------
 Prepaid (accrued) benefit
  cost.....................          $73           $8        $(623)       $(551)
                           =====================================================

Amounts recognized in the
balance sheets:
 Prepaid benefit costs.....       $1,531       $1,797          $--          $--
 Accrued benefit liability.       (3,822)      (1,789)        (623)        (551)
 Intangible asset..........        1,324           --           --           --
 Additional minimum pension
  liability................        1,040           --           --           --
                           -----------------------------------------------------
 Net amount recognized.....          $73           $8        $(623)       $(551)
                           =====================================================

The Hourly Plan projected and accumulated benefit obligations of $12,889,000 at December 31, 2001 were in excess of the fair value of plan assets of $10,731,000 at December 31, 2001. The SERP projected and accumulated benefit obligations of $1,664,000 and $1,789,000 at December 31, 2001 and 2000, respectively, were unfunded. The fair value of plan assets for the Salary Plan were in excess of the projected and accumulated benefit obligations at December 31, 2001 and 2000.

The provisions of SFAS No. 87, "Employers' Accounting for Pensions," require the recognition of an additional minimum liability and related intangible asset to the extent that accumulated benefits exceed plan assets. As of December 31, 2001, the Company recorded an adjustment of $1,040,000 which was required to reflect the Company's minimum liability.

Benefit costs consist of the following for the years ended December 31, 2001 and 2000, the three months ended December 31, 1999, and the year ended September 30, 1999 (in thousands):

                                      [34]

                                                      Transition
                               2001         2000        Period         1999
                           -----------------------------------------------------

Pension Benefit Costs:
 Service cost..............         $909         $915         $176         $719
 Interest cost.............        1,733        1,653          432        1,759
 Expected return on plan
  assets...................       (2,154)      (2,115)        (441)      (1,802)
 Amortization of prior
  service cost.............         (287)        (425)          (3)         (12)
 Amortization of transition
  (asset) obligation.......          (96)         366           --           --
 Recognized net actuarial
  gain.....................          (19)          --          (74)        (303)
                           -----------------------------------------------------
                                     $86         $394          $90         $361
                           =====================================================

                                                       Transition
                                2001         2000        Period        1999
                           -----------------------------------------------------

Postretirement Benefit Plan
Costs:
Service cost...............          $30          $31           $8          $33
Interest cost..............           69           69           17           67
Recognized net actuarial
 loss......................           41           42           11           45
                           -----------------------------------------------------
                                    $140         $142          $36         $145
                           =====================================================

The prior service costs are amortized on the straight-line basis over the average remaining service period of active participants. Gains and losses are amortized over the average remaining service period of active participants.

The weighted average assumptions used in accounting for the Company's plans at December 31, 2001 and 2000, are as follows:

                                                           Postretirement
                               Pension Benefits             Benefit Plan
                               2001         2000          2001         2000
                           -----------------------------------------------------

Discount rate..............        6.75%        6.75%        6.50%         6.75%
Expected return on plan
 assets....................        7.00%        7.00%          --            --
Rate of compensation
 increase..................        4.25%        4.25%          --            --

For measurement purposes, a 9.00% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002. The rate was assumed to decrease gradually each successive year until it reaches 4.50%.

Assumed health care cost trend rates have a significant effect on the amounts reported for a postretirement health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effect (in thousands):

                                                      1% Increase  1% Decrease
                                                     ---------------------------

Effect on total service and interest cost components.          $20          $16
Effect on accumulated postretirement benefit
 obligations.........................................         $210         $171


11. Segment Information
--------------------------------------------------------------------------------

The following table sets forth data (in thousands) for the years ended December 31, 2001 and 2000, the three months ended December 31, 1999, and the year ended September 30, 1999 for the reportable industry segments of Maverick Tube L.P. and Prudential. Identifiable assets are those used in the Company's operations in each segment.

                           Maverick Tube
                                L.P.     Prudential    Corporate      Total
                           -----------------------------------------------------

Year Ended December 31, 2001
----------------------------

Net sales..................     $334,892     $193,714          $--     $528,606
Operating income...........       30,941       32,615           --       63,556
Identifiable assets........      212,531      127,206       17,710      357,447
Depreciation and
 amortization..............        8,571        4,878        1,392       14,841
Capital expenditures.......       18,803        1,301        5,680       25,784


Year Ended December 31, 2000
----------------------------

Net sales..................     $293,925     $251,179          $--     $545,104
Operating income...........       14,664       33,229           --       47,893
Identifiable assets........      223,634      152,198       14,986      390,818
Depreciation and
 amortization..............        6,357        4,812        1,433       12,602
Capital expenditures.......       40,553        8,055        3,172       51,780


Three Months Ended December 31, 1999
------------------------------------

Net sales..................      $67,233      $59,647          $--     $126,880
Operating income (loss)....         (751)       5,353           --        4,602
Identifiable assets........      176,785      129,093       17,377      323,255
Depreciation and
 amortization..............        1,423        1,317          324        3,064
Capital expenditures.......       14,870        1,934        1,200       18,004


Year Ended September 30, 1999
-----------------------------

Net sales..................     $166,647     $141,974          $--     $308,621
Operating income (loss)....      (10,848)       7,271           --       (3,577)
Identifiable assets........      142,630      129,093       17,518      289,241
Depreciation and
 amortization..............        6,306        4,065          524       10,895
Capital expenditures.......        6,567        5,048        4,673       16,288

The following table sets forth the energy and industrial product sales for the years ended December 31, 2001 and 2000, the three months ended December 31, 1999, and the year ended September 30, 1999 (in thousands).

                                                      Transition
                               2001         2000         Period        1999
                           -----------------------------------------------------

Energy product sales.......     $447,881     $449,290     $103,452     $225,149
Industrial product
 sales.....................       80,725       95,814       23,428       83,472
                           -----------------------------------------------------
                                $528,606     $545,104     $126,880     $308,621
                           =====================================================

The Company had intersegment sales of $18,782,000 and $424,000 for the years ended December 31, 2001 and 2000, respectively. There were no inter-segment sales for the three months ended December 31, 1999 and the year ended September 30, 1999.

Prudential's facility located in Calgary, Alberta, operates under a collective bargaining agreement that covers approximately 68% of all Prudential employees. The collective bargaining agreement expires on December 31, 2003.


12. Operating Leases
--------------------------------------------------------------------------------

The Company rents office facilities and equipment under various operating leases. Future minimum payments under noncancelable operating leases with initial or remaining terms in excess of one year are as follows at December 31, 2001 (in thousands):

           2002...................................................       $4,026
           2003...................................................        3,458
           2004...................................................        2,469
           2005...................................................        2,356
           2006...................................................        2,000
                                                                  --------------
                                                                        $14,309
                                                                  ==============

Rent expense for all operating leases was $4,356,000, $3,780,000, $858,000 and $3,076,000 for the years ended December 31, 2001 and 2000, the three months ended December 31, 1999, and the year ended September 30, 1999, respectively.

                                      [35]

13. Contingencies
--------------------------------------------------------------------------------

Various claims, incidental to the ordinary course of business, are pending against the Company. In the opinion of management, after consultations with legal counsel, resolution of these matters is not expected to have a material effect on the accompanying financial statements.


14. Stock Option Plans
--------------------------------------------------------------------------------

The Company sponsors two employee stock option plans (the "1990 Plan" and the "1994 Plan") allowing for incentive stock options and non-qualified stock options. In addition, the Company sponsors two stock option plans for eligible directors (the "1994 Director Plan" and the "1999 Director Plan") allowing for non-qualified stock options. Lastly, the Company sponsors a combined employee and director stock option plan (the "Prudential Plan") allowing for incentive stock options and non-qualified stock options. These plans have been approved by the stockholder's of the Company and no options have been granted by the Company outside of these plans. The 1990 Plan, 1994 Plan, 1994 Director Plan, 1999 Director Plan and Prudential Plan provide that 340,000, 1,500,000, 200,000, 300,000 and 650,187 shares, respectively, may be issued under the plans at an option price not less than the fair market value of the stock at the time the option is granted. The 1990 Plan, 1994 Plan, 1994 Director Plan, 1999 Director Plan and Prudential Plan expire in December 2000, November 2004, November 1999, November 2004 and September 2000, respectively. The options vest pursuant to the schedule set forth for each plan. In general, the options issued under the 1994 and 1999 Director Plans vest six months from the date of grant and the options issued under the 1990 Plan, 1994 Plan and Prudential Plan vest ratably over periods ranging from one to five years. At December 31, 2001 and 2000, 646,918 and 198,668 shares were available for grant under all of the option plans.

The Company grants stock options for a fixed number of shares to directors and employees with an exercise price equal to the fair value of the shares at the time of the grant. Accordingly, the Company has not recognized compensation expense for its stock option grants. If the Company had elected to recognize compensation cost based on the fair value of the options granted at the grant date as prescribed by SFAS No. 123, net income (loss) and earnings (loss) per share would have been reduced (or increased) to the pro forma amounts in the table below. The fair value of the options granted for the years ended December 31, 2001 and 2000 and for the year ended September 30, 1999 was determined to be $1,474,000, $3,546,000 and $2,946,000, respectively. There were no options granted during the Transition Period. For the purposes of these pro forma disclosures, the estimated fair value of the options is recognized as compensation expense over the options' vesting period.

                                                      Transition
                               2001          2000       Period         1999
                           -----------------------------------------------------
Pro Forma
 Income (loss) from
  continuing operations
  (in thousands)...........      $37,340      $17,615       $1,977      $(6,116)
 Basic earnings (loss)
  per share from continuing
  operations...............        $1.11        $0.52        $0.06       $(0.20)
 Diluted earnings (loss)
  per share from continuing
  operations...............        $1.09        $0.51        $0.06       $(0.20)

The compensation expense associated with the fair value of the options calculated for the years ended December 31, 2001 and 2000, the three months ended December 31, 1999, and the year ended September 30, 1999 is not necessarily representative of the potential effects on reported net income
(loss) in future years.

The fair value of the options granted was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for the years ended December 31, 2001 and 2000 and the year ended September 30, 1999, respectively: risk-free interest rate of 4.90%, 5.97% and 4.99%; no dividend payments expected; volatility factors of the expected market price of the Company's common stock of 0.678, 0.672 and 0.613; and a weighted average expected life of the options of 8.3 years, 8.3 years and 8.6 years.

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

The following table summarizes option activity and related information for the years ended December 31, 2001 and 2000, the three months ended December 31, 1999, and the year ended September 30, 1999:

                                                        Weighted
                                            Shares      Average       Weighted
                                             Under      Exercise      Average
                                            Option       Price       Fair Value
                                        ----------------------------------------
Options outstanding at October 1, 1998..      924,524        $7.91
Options exercised.......................       (3,000)        6.46
Options forfeited.......................       (5,000)        7.13
Options granted.........................      576,413         7.26        $5.11
                                        ----------------------------------------
Options outstanding at
 September 30, 1999.....................    1,492,937         7.67
Options exercised.......................      (29,838)        6.53
Options forfeited.......................       (1,668)        7.08
Options granted.........................           --           --          $--
                                        ----------------------------------------
Options outstanding at December 31, 1999    1,461,431         7.69
Options exercised.......................     (219,503)        6.26
Options forfeited.......................      (26,500)        7.13
Options granted.........................      303,009        16.24       $11.70
                                        ----------------------------------------
Options outstanding at December 31, 2000    1,518,437         9.61
Options exercised.......................     (300,724)        8.21
Options forfeited.......................      (55,750)       15.40
Options granted.........................      100,000        24.40       $14.74
                                        ----------------------------------------
Options outstanding at December 31, 2001    1,261,963       $10.98
                                        ==========================

The following table summarizes information about fixed stock options outstanding at December 31, 2001:

                            Options Outstanding              Options Exercisable
                ---------------------------------------   ----------------------
                          Weighted Average    Weighted               Weighted
   Range of                  Remaining         Average                Average
Exercise Price  Options  Contractual Life  Exercise Price Options Exercise Price
--------------------------------------------------------------------------------

 $4.00 -  $5.88   287,333     3.6 years          $4.55       287,333      $4.55
 $6.63 -  $8.75   401,127     6.9 years          $7.05       184,111      $7.02
$10.24 - $24.40   573,503     6.4 years         $16.96       349,223     $16.40
--------------------------------------------------------------------------------
 $4.00 - $24.40 1,261,963     5.9 years         $10.98       820,667     $10.97
================================================================================

                                      [36]

15. Capital Stock
--------------------------------------------------------------------------------

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


16. Stockholder Rights Plan
--------------------------------------------------------------------------------

In July 1998, the Company's Board of Directors adopted a common stockholder rights plan pursuant to which the Company declared a dividend distribution of one preferred stock purchase right (the "Right") for each outstanding share of common stock of the Company (other than shares held in the Company's treasury). As of September 22, 2000, the Company undertook to distribute at the Separation Time (as defined below) to the then record holders of exchangeable shares one Right for each exchangeable share then held of record. The Right becomes exercisable the day that a public announcement is made that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of common stock, or the tenth day following the commencement of a tender offer or exchange offer that would result in a person or a group becoming the beneficial owners of 20% or more of such outstanding share of common stock (each, the "Separation Time"). After such Right becomes exercisable and upon a "flip-in event" (as such item is defined in the plan), each Right entitles the holder to purchase $100 worth of the Company's common stock or preferred stock, as the case may be, for $50. Until a Right is exercised or exchanged, the holder thereof will have no rights as a stockholder of the Company, including, without limitation, the right to receive dividends. The Right is subject to redemption by the Company's Board of Directors for $0.01 per Right at any time prior to the date which a person or group acquires beneficial ownership of 20% or more of the Company's common stock or subsequent thereto at the option of the Board of Directors. The Rights expire July 23, 2008.


17. Subsequent Events
--------------------------------------------------------------------------------

On February 12, 2002, the Company signed a definitive agreement to purchase all of the capital stock of Precision Tube Holding Corporation, a privately held Houston-area based coiled tubular goods manufacturer, for a cash purchase price of approximately $55,000,000 and 200,000 shares of common stock of Maverick Tube Corporation. The acquisition is expected to close on or near March 31, 2002.

18. Quarterly Financial Data (Unaudited)
--------------------------------------------------------------------------------

The results of operations by quarter for calendar years ended December 31, 2001 and 2000, were as follows (in thousands):

Quarter Ended                March 31,     June 30,  September 30,  December 31,
                               2001         2001         2001          2001
                           -----------------------------------------------------

Net sales..................     $153,475     $134,561     $135,877     $104,693
Gross profit...............       31,081       30,991       26,554       14,464
Income (loss) from
 continuing operations.....       15,024       14,430       11,459(2) (1,675)(3)
Net income (loss)..........        3,827(1)    14,430       11,459(2) (1,675)(3)
Basic earnings (loss) per
 share from continuing
 operations................         0.45         0.43         0.34        (0.05)
Basic earnings (loss) per
 share.....................         0.11         0.43         0.34        (0.05)
Diluted earnings (loss) per
 share from continuing
 operations................         0.43         0.42         0.34        (0.05)
Diluted earnings(loss) per
 share.....................         0.11         0.42         0.34        (0.05)


Quarter Ended                March 31,     June 30,  September 30,  December 31,
                               2000          2000         2000         2000
                           -----------------------------------------------------

Net sales..................     $132,050     $123,269     $134,806      $154,979
Gross profit...............       16,483       17,112       15,589(4)     24,442
Income (loss) from
 continuing operations.....        6,157        6,594       (4,104)(4)(5) 10,080
Net income (loss)..........        5,553        6,224       (5,098)(4)(5)  9,886
Basic earnings (loss) per
 share from continuing
 operations................         0.18         0.20        (0.12)         0.32
Basic earnings (loss) per
 share.....................         0.17         0.19        (0.15)         0.29
Diluted earnings (loss) per
 share from continuing
 operations................         0.18         0.19        (0.12)         0.31
Diluted earnings (loss) per
 share.....................         0.16         0.18        (0.15)         0.29

(1) During the quarter ended March 31, 2001, the Company decided to discontinue its DOM business and recorded a $16,000,000 ($10,240,000 net of tax) charge to earnings. This charge reduced net income for the quarter by $0.32 per diluted share.
(2) During the quarter ended September 30, 2001, the Company recorded a charge of $1,500,000 ($960,000 net of tax) in connection with an unsuccessful acquisition. These costs decreased net income for the quarter ended September 30, 2001 by $0.03 per share.
(3) During the quarter ended December 31, 2001, the Company recorded a restructuring charge for the write-down of property and equipment and accrual of other cash obligations of $8,061,000 ($5,573,000 net of tax) resulting from the planned closing of the Longview facility and the relocation of most of the facility's production equipment to Hickman, Arkansas. These costs reduced net income by $0.17 per share.
(4) During the quarter ended September 30, 2000, the Company recorded a $1,588,000 ($1,388,000 net of tax) charge to earnings for the reduction in carrying value at the Company's Longview, Washington, and Beaver Falls, Pennsylvania, facilities related to excess and obsolete inventory and to a decline in selling prices of the industrial products at the Longview, Washington, facility ($0.04 per share).
(5) During the quarter ended September 30, 2000, the Company recorded an $11,253,000 ($9,400,000 net of tax) charge to earnings for the transaction costs associated with the transaction between Maverick and Prudential ($0.27 per share).

                                      [37]

--------------------------------------------------------------------------------
                         Report of Independent Auditors
--------------------------------------------------------------------------------

Board of Directors and Stockholders
Maverick Tube Corporation

We have audited the accompanying consolidated balance sheets of Maverick Tube Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2001, for the three-month period ended December 31, 1999, and for the year ended September 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Maverick Tube Corporation and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2001, for the three-month period ended December 31, 1999, and for the year ended September 30, 1999, in conformity with accounting principles generally accepted in the United States.


                                         /s/ Ernst & Young LLP

St. Louis, Missouri
February 1, 2002, except for paragraph 4 of
  Note 5 and Note 17, as to which the
  dates are February 25, 2002 and February
  12, 2002, respectively



                                      [38]

--------------------------------------------------------------------------------
                           MAVERICK TUBE CORPROATION
--------------------------------------------------------------------------------
OFFICERS
--------------------------------------------------------------------------------

Gregg M. Eisenberg
Chairman of the Board,
President and
Chief Executive Officer

Pamela G. Boone
Vice President -
Finance and Administration,
Treasurer, Secretary and
Chief Financial Officer

T. Scott Evans
Vice President -
Commercial Operations

Sudhakar Kanthamneni
Vice President -
Manufacturing and
Technology

Richard W. Preckel
Vice President -
Canadian Operations

BOARD OF DIRECTORS
--------------------------------------------------------------------------------
Gregg M. Eisenberg
Chairman of the Board,
President
and Chief Exectuive Officer

C. Robert Bunch
Vice President and Chief Administrative
Officer of Input/Output, Inc.

Rhys T. Eyton
Chairman of Canadian Hotel
Income Properties, Director
of Vancouver Airport Authority
and Clarica Life Insurance Company

Dennis G. Flanagan
Director of NAL Energy and Nexen Inc.

David H. Kennedy
Independent energy consultant
and Director of Carbon Energy Corporation and RBC Capital Partners Energy Fund

William E. Macaulay
Chairman and Chief Executive
Officer, First Reserve Corp., Director
of Weatherford International, Inc.,
National-Oilwell, Inc. and Pride
International, Inc. and Chairman
of the Board, Dresser, Inc.

Wayne P. Mang
Non-Executive Chairman and
Director of Wainbee Holdings Ltd.

C. Adams Moore
Independent consultant in steel
distributiona and fabrication, Director
of Fisher Tank Company and Warren
Fabricating Corporation

Donald A. Pether
Chief Operating Officer of Dofasco, Ins.,
President of DoSol Galva, Inc.,
Management Committee of Gallatin Steel,
Chairman of Dofasco de Mexico,
Director of Powerlases and Dofasco U.S.A.
Inc., and Board of Governors of McMaster
University and the Hamilton Art Gallery

Norman W. Robertson
Director of Clarica Life Insurance
Company and Tesco Corporation

J. Donald Wilson
Vice President and Director of Calgary
Exhibition and Stampede

                                      [39]

--------------------------------------------------------------------------------
                        HISTORICAL FINANCIAL INFORMATION
--------------------------------------------------------------------------------

The selected financial data for the Company set forth below for the years ended December 31, 2001 and 2000, for the three months ended December 31, 1999, and for the years ended September 30, 1999, 1998, and 1997, should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein.

                                                                                 Three Months
                                                                                     Ended
                                                      Year Ended December 31,     December 31,       Year Ended September 30,
(in thousands, except per share data)                   2001            2000         1999          1999         1998         1997
                                                  ----------------------------------------------------------------------------------
Statement of Operations Data:
Net sales.........................................       $528,606       $545,104      $126,880      $308,621      $383,827  $545,337
Cost of goods sold................................        425,516        471,478       115,174       289,879       331,406   452,951
                                                  ----------------------------------------------------------------------------------
Gross profit......................................        103,090         73,626        11,706        18,742        52,421    92,386
Selling, general and administrative...............         30,372(1)      25,466         7,104        22,036        20,103(2) 19,810
Restructuring charges.............................          8,061(3)          --            --            --            --        --
Start-up costs....................................          1,101(4)         267(4)         --           283(4)        775(4)     --
                                                  ----------------------------------------------------------------------------------
Income (loss) from operations.....................         63,556         47,893         4,602        (3,577)       31,543    72,576
Transaction costs.................................             --         11,253(5)         --            --            --        --
Interest expense..................................          3,090          3,177           256         1,868         1,658     1,445
                                                  ----------------------------------------------------------------------------------
Income (loss) from continuing operations before
income taxes......................................         60,466         33,463         4,346        (5,445)       29,885    71,131
Provision (benefit) for income taxes..............         21,228         14,736         2,112          (348)       10,587    25,330
                                                  ----------------------------------------------------------------------------------
Income (loss) from continuing operations..........         39,238         18,727         2,234        (5,097)       19,298    45,801
Loss from operations of discontinued DOM
facility, less applicable income tax benefit (6)..           (957)        (2,162)         (687)       (2,237)           --        --
Loss on disposal of DOM facility (6)..............        (10,240)            --            --            --            --        --
                                                  ----------------------------------------------------------------------------------
Net income (loss).................................        $28,041        $16,565        $1,547       $(7,334)      $19,298   $45,801
                                                  ==================================================================================

Diluted earnings (loss) per share from
continuing operations.............................          $1.15          $0.54         $0.07        $(0.16)        $0.61     $1.46
                                                  ==================================================================================
Diluted earnings (loss) per share.................          $0.82          $0.48         $0.05        $(0.24)        $0.61     $1.46
                                                  ==================================================================================

Average shares deemed outstanding.................         34,117         34,525        32,638        31,160        31,569    31,276
                                                  ==================================================================================

Other Data:
Depreciation and amortization.....................        $14,841        $12,602        $3,064       $10,895        $8,553    $8,453
Capital expenditures..............................         25,784         51,780        18,004        16,288        43,151    14,771
EBITDA (7)........................................         78,397         49,242         7,666         7,318        40,096    81,029

Balance Sheet Data:
(End of period)
Working capital...................................       $142,316       $118,828      $108,632       $93,586      $108,343  $111,380
Total assets......................................        357,447        390,818       323,255       289,241       258,201   285,494
Current maturities of long-term debt..............            938            866           723           708           653       604
Short-term revolving credit facility..............          3,219         20,766        10,067        10,067         6,133        --
Long-term revolving credit facility...............         62,000         62,038        27,150        31,000        27,400    10,000
Other long-term debt (less current maturities)....          5,991          6,929         7,300         7,518         8,226     8,879
Stockholders' equity..............................        225,383        213,256       200,566       166,774       173,146   162,801

(1) Includes a charge of $1,500,000 in connection with an unsuccessful acquisition.
(2)  Includes a write-down of software costs of $1,605,000.
(3) The Company recorded a restructuring charge for the write-down of property and equipment and accrual of other cash obligations of $8,061,000 resulting from the planned closing of the Longview facility and the relocation of most of that facility's production equipment to Hickman, Arkansas.
(4) Represents the operating loss of the Company's large diameter pipe and tubing facility which began operations in October 2000 and the Longview facility which began operations in December 1998.
(5) In connection with the Prudential combination, the Company recorded transaction costs of $11,253,000 for the year ended December 31, 2000. Transaction costs include investment banking, legal, accounting, printing, severance pay and other costs directly related to the combination.
(6)  The Company decided to discontinue its DOM business during 2001.
(7) EBITDA represents earnings (loss) before interest, income taxes, depreciation and amortization. The Company believes EBITDA is a widely accepted, supplemental financial measurement used by many investors and analysts to analyze and compare companies' performances. However, EBITDA should not be considered as an alternative to income from operations or to cash flows from operating, investing or financing activities, as determined in accordance with accounting principles generally accepted in the United States. Because EBITDA excludes some, but not all, items that affect net income and because these measures may vary among companies, the EBITDA data presented above may not be comparable to similarly titled measures of other companies.

                                      [40]

--------------------------------------------------------------------------------
                            Stockholder Information
--------------------------------------------------------------------------------

Market For Our Common Equity And Related Stockholder Matters

Principal Market
----------------

Our common stock, par value $0.01 per share, is traded on the New York Stock Exchange under the symbol "MVK." Our exchangeable shares are traded on The Toronto Stock Exchange under the symbol "MAV." Prior to September 25, 2000, our common stock was listed and traded on the NASDAQ/National Market System.

Stock Price and Dividend Information
------------------------------------

The high and low closing sales prices of our common stock during the first, second, third and fourth quarters for the years ended December 31, 2001 and 2000, respectively, were as follows:

                              2001                               2000
                     ----------------------           --------------------------
Quarter                High            Low             High               Low
--------------------------------------------------------------------------------

First                 $25.72         $18.75           $32.438           $19.375
Second                $26.45         $16.10           $36.313           $26.125
Third                 $16.32          $8.86           $29.813           $21.750
Fourth                $13.29          $8.91           $27.625           $12.688

The high and low closing sales prices on The Toronto Stock Exchange of our exchangeable shares during the first, second, third and fourth quarters for the year ended December 31, 2001 and for the third and fourth quarters for the year ended December 31, 2000 were as follows:

                              2001                               2000
                    ------------------------           -------------------------
Quarter                High            Low             High              Low
--------------------------------------------------------------------------------

First                C$38.60        C$28.90               $--               $--
Second               C$41.00        C$24.50               $--               $--
Third                C$24.50        C$14.00           C$40.50           C$40.25
Fourth               C$21.04        C$13.82           C$41.50           C$19.55

We have not declared or paid cash dividends on our common stock since incorporation. We currently intend to retain earnings to finance the growth and development of our business and do not anticipate paying cash dividends in the near future. Any payment of cash dividends in the future will depend upon our financial condition, capital requirements and earnings as well as other factors the Board of Directors may deem relevant. Our revolving credit facility with commercial lenders restricts the amount of dividends we can pay to our stockholders.

Approximate Number of Holders of Common Stock
---------------------------------------------

There were 155 holders of record of our common stock as of December 31, 2001. There were 7 holders of record of our exchangeable shares as of December 31, 2001.

Stockholder Information
-----------------------

Corporate Headquarters
16401 Swingley Ridge Road
Seventh Floor
Chesterfield, Missouri 63017
(636) 733-1600

Independent Auditors
Ernst & Young LLP
The Plaza in Clayton
Suite 1300
190 Carondelet Plaza
Clayton, Missouri 63105
(314) 290-1000

Legal Counsel
Gallop, Johnson & Neuman, LC
Interco Corporate Tower
101 South Hanley
St. Louis, Missouri 63105
(314) 862-1200

Transfer Agent and Registrar
(Common Shares)
Computershare Investor Services
2 North LaSalle Street
Chicago, Illinois 60602
(312) 588-4211

Transfer Agent and Registrar
(Exchangeable Shares)
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
(800) 387-0825

10-K Report Available
---------------------

Stockholders may obtain a copy of our Annual Report on Form 10-K filed with the Securities and Exchange Commission by writing to Maverick Tube Corporation, 16401 Swingley Ridge Road, Seventh Floor, Chesterfield, Missouri 63017,
Attention: Secretary.

                                      [41]