Form 10-K, Exhibit 13
MAVERICK TUBE CORPORATION
filed 2003-03-28
CIK 869087

Exhibit 13
--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

As used herein, Maverick Tube Corporation and its direct and indirect wholly-owned subsidiaries are collectively referred to as "the Company," whereas "Maverick" is the Company exclusive of its subsidiaries Prudential Steel Ltd. ("Prudential"), Precision Tube Holding Corporation ("Precision") and the tubular division of The LTV Corporation. Also, unless the context otherwise requires, the terms "we," "us" or "our" refer to the Company.

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

OVERVIEW
--------------------------------------------------------------------------------

Our products include electric resistance welded, oil country tubular goods (sometimes referred to as OCTG) and line pipe, which are sold primarily to distributors who supply end-users in the energy industry and steel electric conduit, structural tubing and standard pipe, which are sold primarily to service centers that supply end-users in construction, transportation, agriculture and other industrial enterprises. In addition, we also produce coiled tubing and line pipe which are sold to service companies worldwide. We generated approximately 82% of our revenue from supplying products to the energy business during 2002.

Business Acquisitions
---------------------

On March 29, 2002, we completed the purchase of all the common stock of Precision, a privately held, Houston based, coiled tubular goods manufacturer, in exchange for $60.7 million cash and 200,000 common shares. The acquisition was accounted for as a purchase business combination and the financial statements of Precision have been consolidated from the acquisition date. The cost to acquire Precision has been allocated to the assets acquired and liabilities assumed according to their estimated fair values and resulted in goodwill of $43.1 million.

On December 31, 2002, we acquired the assets and certain liabilities of the tubular division of The LTV Corporation for $120.2 million cash (which included a $10.2 million working capital adjustment, subject to finalization). The acquisition was accounted for as a purchase business combination and the cost to acquire the tubular division of The LTV Corporation has been preliminarily allocated to the assets acquired and liabilities assumed according to their estimated fair values and resulted in goodwill of $50.1 million. Final fixed asset appraisals, identification of intangible assets and exit costs associated with our rationalization plans are subject to adjustment as additional information becomes available. In 2003, we announced the closure of the Youngstown facility. We are currently determining the required exit costs and expect to revise the preliminary allocation of the cost to acquire the tubular division of The LTV Corporation in the first half of 2003.

The aggregate purchase price for these two acquisitions was approximately $183.0 million and their annual sales are $282.6 million. Based upon the Company's recent acquisitions, the Chief Operating Decision Maker is in the process of reassessing the appropriate business segments.

Energy Products Demand and Consumption
--------------------------------------

Demand for our energy related products depends primarily upon the number of oil and natural gas wells being drilled, completed and worked over in the U.S. and Canada and the depth and drilling conditions of these wells. The levels of these activities are primarily dependent on oil and natural gas prices. Many factors, such as the supply and demand for oil and natural gas, general economic conditions and global weather patterns, influence these prices. As a result, the future level and volatility of oil and natural gas prices are uncertain. In addition, seasonal fluctuations impact our customers and the demand for our products. For instance, weather conditions during the first half of the year make drilling more difficult in the U.S., while the second and third quarters are more difficult in western Canada. Consequently, drilling activity and the corresponding demand for our products are lower at these times in these respective regions.

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

The following table illustrates certain factors related to industry-wide drilling activity, energy prices, OCTG consumption, shipments, imports and inventories for the periods presented:

                                                  Year Ended December 31,
                                               2002        2001        2000
                                           -------------------------------------

U.S. Market Activity:
Average rig count..........................         831       1,157         918
Average U.S. energy prices:
Oil per barrel (West Texas Intermediate)...      $26.18      $26.11      $30.16
Natural gas per MCF (Average U.S.).........       $3.29       $4.02       $4.18

U.S. OCTG Consumption:
 (in thousands of tons)
U.S. producer shipments....................       1,463       1,993       1,853
Imports....................................         491         904         720
Inventory (increase)/decrease..............         209          15        (436)
Used pipe..................................          94          79         174
                                           -------------------------------------
Total U.S. Consumption.....................       2,257       2,991       2,311
                                           =====================================

Canadian Market Activity:
Average rig count..........................         262         341         344
Average Canadian energy prices:
Natural gas per U.S. $ per MCF
 (Average Alberta spot price)..............       $2.67       $4.19       $3.38

Canadian OCTG Consumption:
 (in thousands of tons)
Canadian producer shipments................         406         464         465
Imports....................................         195         222         273
Inventory (increase)/decrease..............           1          70          25
                                           -------------------------------------
Total Canadian consumption.................         602         756         763
                                           =====================================

                                      [18]

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

According to published industry reports, average U.S. drilling decreased by 28.2% from 2001 to 2002, averaging approximately 831 rigs, with gas-related drilling decreasing by 26.3% and oil-related drilling decreasing by 36.9%. The average rig count for the fourth quarter of 2002 was 847 with the rig count level increasing to 856 at December 31, 2002. Average U.S. natural gas price decreased during 2002, by 18.2% and oil prices increased by 0.3%. Average gas and crude oil prices seen throughout the year in the U.S. had a negative effect on drilling levels in 2002.

According to published industry reports, average Canadian drilling decreased by 23.2% from 2001 to 2002, averaging approximately 262 rigs. The average rig count for the fourth quarter of 2002 was 283 with the rig count level increasing to 348 at December 31, 2002. Average Canadian natural gas prices decreased during 2001 by 36.3% and oil prices increased by 0.3%. Average gas and crude oil prices seen throughout the year in Canada had a negative effect on drilling levels in 2002.

Imports into the U.S. returned to normal levels during 2002 from a 31.2% market share in 2000 to a 30.2% market share in 2001 to a 21.8% market share in 2002. During 2002 and 2001, U.S. industry inventory decreases adversely affected U.S. producer shipments by satisfying an estimated 9.3% and 0.5%, respectively, of consumption. During 2000, U.S. industry inventory increases resulted in additional demand of 18.9% of total U.S. OCTG consumption. We believe as of December 31, 2002, U.S. industry inventory was below historical levels in relation to demand, as inventory months of supply decreased 14.9%, from 6.7 months at December 31, 2001 to 5.7 months at December 31, 2002.

As a result of decreased drilling activity and a decrease in U.S. industry inventories, we estimate total U.S. producer shipments decreased by 26.6% in 2002 as compared to 2001. During that same period, our shipments of U.S. OCTG were down 22.3% and our export sales, primarily to Canada, increased by 34.2%. However, we estimate our domestic OCTG market share increased from 18.0% during 2001 to 18.9% during 2002. The 18.9% market share we captured during 2002 was slightly higher than the market share we have captured historically. We believe this is partially due to our customers being generally more active and stronger alliance business particularly in the fourth quarter of 2002 than the market as a whole.

Imports into Canada increased during 2001 from a 29.4% market share in 2001 to a 32.4% market share in 2002. During 2002, Canadian producer shipments of OCTG decreased by 12.5%. Shipments in Canada were adversely impacted by low-priced imports.

As a result of the decreased drilling activity, we estimate total Canadian consumption decreased by 20.4% in 2002 as compared to 2001. During that same period, our shipments of Canadian OCTG decreased 0.3%. However, we estimate our Canadian OCTG market share of domestic shipments increased from 34.9% during 2001 to 39.8% during 2002. The 39.8% market share we captured during 2002 was slightly higher than the market share we have captured historically. We believe this is partially due to our customers being generally more active than the market as a whole and less reliance on spot business.

Coiled down-hole tubing is primarily used to service existing oil and gas wells by reestablishing well production and extending well life. Commodity pricing and industry cash flow are primary drivers of well service work and demand for coiled down-hole tubing. Industry cash flows declined throughout the year primarily due to a decline in demand and lower natural gas prices. Uncertainty within the energy sector continued to stall capital expenditures and impacted demand for well service work. Service work levels in 2002 were unchanged from 2001 and expectations for 2003 are for increased well service work which would therefore increase demand for coiled down-hole tubing.

Published information suggests that U.S. demand for line pipe was down during 2002 by an estimated 13.2%. Domestic shipments decreased by 5.2% as the import market share declined from 40.8% to 36.7%. Canadian demand for line pipe also decreased during 2002 by an estimated 36.6% with domestic shipments down by 38.0% as the import market share increased from 33.4% to 45.9%.

Coiled line pipe is a relatively new application of technology in offshore, sub-sea applications where continuous lengths of steel pipe are used as flow lines and umbilical lines sheathing control cables. Coiled line pipe is a more cost effective application compared to traditional jointed line pipe as it allows for much more rapid installation which reduces overall costs. Published reports indicate U.S. offshore spending was down 37% in 2002 as many offshore projects were deferred. While this impacted 2002 sales in this segment, deferred projects may proceed this year given current energy prices and strengthening demand for energy.

Industrial Products Demand and Consumption
------------------------------------------

Given the numerous applications for our industrial products, sources of demand for these products are diversified. Demand depends on the general level of economic activity in the construction, transportation, agricultural, material handling and recreational market segments, the use of structural tubing as a substitute for other structural steel forms, such as I-beams and H-beams and draw-downs of existing customer inventories.

We estimate the U.S. demand for structural tube products (commonly referred to as hollow structural sections or HSS) of the type we produce decreased by 3.5% in 2002 as compared to 2001 and total U.S. producer shipments decreased by 1.1% as import market share declined from 21.8% to 19.8%.

                                      [19]

On December 31, 2002, we acquired the tubular division of The LTV Corporation and expanded our product line into electrical conduit. Electrical conduit is primarily used as sheathing for electrical and computer wiring in industrial, commercial and institutional construction referred to as non-residential construction. As such, electrical conduit demand is primarily influenced by changes in non-residential construction expenditures. According to published reports, as a result of weak economic growth, non-residential construction expenditures were down between 16-17% in 2002. As a result, industry electrical conduit shipments were down 2.6% in 2002. Published forecasts for non-residential construction activity in 2003 are mixed ranging from flat to a further drop of 7%. Industry forecasts suggest conduit shipments to remain flat in 2003 as the decline in non-residential construction will not impact those shipments which use electrical conduit. Four domestic producers in the U.S. manufacture most of the electrical conduit consumed in the U.S. The import and export markets for conduit are limited by strong local competition.

Standard pipe is used in a variety of applications for transporting fluids such as water and steam and structural applications in industrial and commercial buildings and industrial processing plants. Demand for standard pipe is primarily affected by general economic activity and non-residential construction expenditures. According to published reports, the U.S. standard pipe market demand decreased 11.6%, while total U.S. domestic producer shipments decreased by 12.6% as the import market share increased from 35.6% to 36.3%. Prices tend to be very competitive and margins are typically thin. As forecasts for 2003 suggest from flat to a further drop of 7% in non-residential expenditures, aggregate standard pipe shipping volumes are expected to remain flat in 2003.

Pricing and Costs of Our Products
---------------------------------

Pricing of our products was mixed during 2002 compared to 2001. Our U.S. OCTG product pricing was down 11.2% due to the decrease in the average rig count level throughout 2002. Average pricing of our U.S. line and standard product pricing decreased by 2.0% and 6.5%, respectively. Line and standard pipe pricing was down due to relatively weak market conditions. Average pricing of our U.S. structural product pricing increased by 8.4%. Pricing of our Canadian energy products was down by 1.3%, while pricing of our Canadian industrial products was up by 13.1%. Canadian energy product prices were down primarily due to the weak exchange rate of the Canadian dollar to the U.S. dollar, lower drilling levels, an additional domestic producer of OCTG products during the current year and the decision by the Canadian government to allow additional OCTG imports into the country during the prior year. Structural pricing was up primarily due to increasing steel prices during the year. We have announced two spot U.S. OCTG price increases since the beginning of the year which have averaged approximately $85 per ton or 12.0%. Given the mix of our U.S. alliance sales and volume of our Canadian OCTG business, the timing and the amount of the price increases which will be realized is uncertain.

Average steel costs included in cost of goods sold increased during 2002 by $26 per ton, or 9.5%, from $274 per ton to $300 per ton. The majority of this change resulted from our major supplier of steel effecting three price increases ($15 per ton in January 2002, $40 per ton in April 2002 and $60 per ton in July 2002) during the first eleven months of the year with a slight price decrease ($15 per ton in December 2002) during the last month of the year. Our major supplier of steel decreased steel prices twice in early 2003 ($10 per ton in January 2003 and $25 per ton in February 2003). However, they also announced one price increase of $30 per ton to be effective April 1, 2003. As with any change in our cost of steel raw materials, we can not be certain as to the timing or extent of which such change is realized. However, early signs indicate that this latest round of steel cost increases may not hold. While we expect the replacement cost of steel to be volatile in 2003, these costs are currently below the prevailing price experienced during the second half of 2002 and may experience additional downward pressure if general economic conditions do not improve.

Purchased steel represents approximately two-thirds of our cost of goods sold. As a result, the steel industry, which is highly volatile and cyclical in nature, affects our business both positively and negatively. Numerous factors, most of which are beyond our control, drive the cycles of the steel industry and influence steel prices including general economic conditions, industry capacity utilization, import duties and other trade restrictions and currency exchange rates. Changes in steel prices have a significant impact on the margin levels of our energy products due to the fact that energy products pricing is driven by OCTG and line pipe demand and not steel costs. In addition, we depend on a few suppliers for a significant portion of our steel. The loss of one or more of our significant steel suppliers could affect our ability to produce our products and could have a material adverse effect on our business.

Impact of Market Conditions
---------------------------

The OCTG market conditions described above impacted our operations and our competitors significantly during 2002, as sales remained below normal levels throughout the year due to the decrease in drilling activity. The decrease in drilling levels during the year resulted in lower than expected sales. Consequently, industry-wide inventory levels declined during the year and the impact of these industry decreases had a negative impact on domestic shipments. As our recent experience indicates, oil and gas prices are volatile and can have a substantial effect on drilling levels and resulting demand for our energy related products. Uncertainty also exists as to the future demand and pricing for our electrical conduit, HSS and other industrial related products.

Trade Cases
-----------

The level of imports of OCTG, which has varied significantly over time, affects the U.S. and Canadian OCTG markets. We believe that these import levels are affected by, among other things:

o    North American and overall world demand for OCTG,
o    The trade  practices of and government subsidies to foreign producers and
o    The presence or absence of antidumping and countervailing duties.

Antidumping and countervailing duty orders require special duties to be imposed in amounts designed to offset unfair pricing and government subsidization, respectively. In the U.S., once an order is in place, foreign producers, importers, domestic producers and other parties may request an "administrative review" on a yearly basis to determine the duty rates to be applied to imports from the companies covered by the review. In addition, a company that did not ship to the U.S. during the original period examined by the U.S. government may request a "new shipper review" to obtain its own duty rate on an expedited basis.

U.S. antidumping and countervailing duty orders may be revoked as a result of periodic "sunset reviews." An individual importer may also obtain revocation applicable only to itself under certain circumstances. In June 2000, the U.S. government completed sunset reviews of orders covering Canada and Taiwan and revoked both orders. In June 2001, the U.S. government completed sunset reviews of the orders covering Argentina, Italy, Japan, Korea and Mexico and kept those orders in place. However, those orders will be subject to a new sunset review beginning in 2005.

                                      [20]

If the orders covering imports from Argentina, Italy, Japan, Korea and Mexico are revoked in full or in part or the duty rates lowered, we could be exposed to increased competition from imports that could have a material adverse effect on our U.S. business. In addition, The Continued Dumping and Subsidy Offset Act was passed during 2000. This act allowed for the tariffs collected by the U.S. Customs Department to be dispersed to those companies that supported the original suit. The three-year tariff rate quota on welded line pipe 16 inch and under impossed in March 2000 under Section 201 expired on March 1, 2003. It will not be renewed. The revocation of the import duty orders on line pipe could expose us to increased competition from imports that could adversely affect our sales and operating profits in this segment of our business.

In March 2002, an antidumping petition was filed with the U.S. government covering oil country tubular goods from Austria, Brazil, China, France, Germany, India, Indonesia, Romania, South Africa, Spain, Turkey, Ukraine and Venezuela. On May 10, 2002, the U.S. government voted to end this case. As a result of this ruling, there will not be any additional import relief for oil country tubular goods. Imports of OCTG products not covered by this trade case ruling have remained at existing levels due to low market demand for most of 2002. However, as the market begins to improve, our OCTG products will be subject to both price and demand pressure throughout 2003.

The Section 201 trade case signed by the President in March 2002 provides a three-year program of quotas and tariffs covering a wide range of imported steel products with the exception of OCTG. Of specific interest to our business, imported flat rolled products, including hot rolled steel coils, are subject to a three-year decreasing tariff system of 30%, 24% and 18%. Also, our standard pipe product line and HSS product line are subject to this same tariff system of 15%, 12% and 9%. Our OCTG and electrical conduit product lines are not protected in the trade case ruling. The Section 201 trade case is scheduled for a review in September 2003. The President may adjust or eliminate the tariffs based upon the results of this review.

In August of 2002, the Canadian International Trade Tribunal found injury on the part of all imported steel products except hot rolled products. At this point in time, the Canadian government has not acted on the Tribunal's findings; thus, no further trade action has been taken.

This plan resulted in an increase in the cost of foreign imported hot rolled steel and steel products. This, in turn, increased the cost of our purchased steel. We have experienced steel price increases that we believe were caused by the Section 201 trade case, such as the increase in steel prices described in "Pricing and Costs of Our Products."

Collective Bargaining Agreements
--------------------------------

Prudential's facility located in Calgary, Alberta operates under a collective bargaining agreement expiring on December 31, 2003 that covers approximately 73% of all Prudential employees. Prudential has a good working relationship with the union and there have been no significant labor stoppages in the their history.

Facilities acquired as part of the assets and certain liabilities of the tubular division of The LTV Corporation, which are located in Youngstown, Ohio; Elyria, Ohio; Ferndale, Michigan and Counce, Tennessee, operate under several collective bargaining agreements. Collective bargaining agreements cover approximately 53% of all the tubular division employees. The collective bargaining agreements expire on November 15, 2005.

RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001
---------------------------------------------------------------------

Overall Company
---------------

In 2002, net sales decreased $92.0 million, or 16.9%, from $544.9 million in 2001 to $452.9 million in 2002. These results were attributable primarily to a decrease of 16.5% in total product shipments, from 886,991 tons in 2001 to 740,852 tons in 2002 and a 0.5% decrease in the overall average net selling price of our products during 2002 from an average of $614 per ton to $611 per ton.

Cost of goods sold decreased $31.9 million, or 7.2%, from $441.8 million in 2001 to $409.9 million in 2002. Overall unit cost per ton of products sold increased 11.0% (from an average of $498 per ton to $553 per ton) in 2002. The increase was due primarily to an increase in steel costs of $26 per ton or 9.5%. The decrease in cost of goods sold is primarily due to a 16.5% decrease in total product shipments partially offset by an overall increase in conversion costs during 2002 primarily due to lower fixed cost absorption.

Gross profit decreased $60.1 million, or 58.3%, from $103.1 million in 2001 to $43.0 million in 2002. Gross profit per ton for 2001 was $116 per ton as compared to $58 per ton for 2002. Gross profit per ton decreased as a result of higher steel costs, lower selling prices and higher conversion costs. Gross profit as a percentage of net sales was 9.5% for 2002, as compared to 18.9% for 2001.

Selling, general and administrative expenses increased $3.6 million, or 11.8%, from $30.4 million in 2001 to $34.0 million in 2002. These expenses were principally impacted by additional expenses from the Precision sales and administration personnel and depreciation on our new enterprise resource planning system, partially offset by decreased incentive compensation. Selling, general and administrative expenses as a percentage of net sales increased from 5.6% in 2001 to 7.5% in 2002.

During December 2001, we announced our plan to exit the Longview, Washington facility and move the production equipment to Hickman, Arkansas. In connection with the exit plan, we recorded a restructuring charge in 2001 of $8.0 million related to the write down of property, plant and equipment, severance and closure costs. In 2002, we recorded an additional charge of $1.2 million for the write-down of property of $0.9 million to reflect the most recent market data. We also recorded $0.3 million additional cash charges. The most significant accounting estimate is the value of the land and building at the facility, which is based on an independent appraisal. We completed the majority of our exit plan in 2002 and expect to pay the remaining cash exit costs in 2003.

The Company received a $2.7 million partial recovery for the trade case outstanding with the Department of Commerce. Payments went to various companies, including Maverick, under the Continued Dumping and Subsidy Offset Act of 2000 and were made to cover certain expenses including investment in manufacturing facilities and acquisition of technology incurred after the imposition of antidumping and anti-subsidy measures. Because these expenses were included in operating income in previous years, we recorded the recovery as a separate line item included in operating income to consistently reflect the effect of this payment on operations.

                                      [21]

Interest expense increased $0.9 million, or 29.0%, from $3.1 million in 2001 to $4.0 million in 2002 as a result of an increase in deferred loan amortization associated with our new revolving credit facility offset by a decrease in borrowings and a decrease in interest rates.

The provision for income taxes on continuing operations was $3.4 million for 2002, compared to the prior year provision of $21.2 million. This change is attributable to the generation of pre-tax income of $6.5 million in 2002, compared to pre-tax income in 2001 of $60.5 million. The effective income tax rate for 2002 differed from the federal statutory tax rate due to several factors, the most significant of which were taxes on foreign dividends offset by a decrease in the valuation allowance.

At December 31, 2002, we had available net operating loss carryforwards with a tax value of $2.4 million that were generated during 1999 through 2000. A valuation allowance of $1.0 million previously recorded against the net operating loss was reversed in 2002 because our assessment is the character and nature of future taxable income will allow us to realize the full amount of the net operating loss. These carryforwards expire in 2019 and 2020. At December 31, 2002, we had alternative minimum tax credit carryforwards of $5.5 million available for income tax purposes that do not expire and $11.3 million of foreign tax credits with an $8.3 million valuation allowance to reflect the amounts more likely than not to be realized in the future.

During the first quarter of 2001, we adopted a formal plan to sell the operating assets of our Cold Drawn Tubular Business (DOM) and recorded a loss on disposal of $10.2 million. On March 29, 2002, pursuant to an asset purchase agreement dated March 21, 2002, the Company completed the sale of the DOM business for $8.1 million, consisting of cash in the amount of $1.2 million and the buyer's nine-year secured promissory note of $6.9 million. To accommodate the buyer's purchase of the DOM business, the Company guaranteed the $1.5 million line of credit of the buyer. In exchange, the Company was granted liens and appropriate subrogation rights in the assets conveyed to the buyer. The Company recognized a $0.5 million after-tax gain from discontinued operations in 2002.

The Company incurred an extraordinary after-tax loss of $0.2 million in 2002 due to early retirement of debt associated with the extinguishment of two bank credit facilities.

As a result of the decreased gross profit and restructuring costs partially offset by the partial trade case relief and the other factors discussed above, we generated net income of $3.4 million, or $0.09 diluted income per share in 2002, a decrease of $24.6 million from the $28.0 million, or $0.82 diluted income per share reported for 2001.

Segment Information
-------------------

Maverick Tube L.P. ("Maverick L.P."), a wholly-owned subsidiary of the Company, is responsible for our operations in Hickman, Arkansas and Conroe, Texas. Precision, a wholly-owned subsidiary of the Company, is responsible for the Company's coiled tubing operations in Houston, Texas. Prudential is responsible for our operations in Calgary, Alberta. The tubular division of The LTV Corporation was acquired on December 31, 2002, and consequently, its operations had no effect on our 2002 operating results.

Maverick Tube L.P. Segment
--------------------------

Maverick L.P.'s sales decreased $72.2 million, or 21.0%, from $344.3 million in 2001 to $272.1 million in 2002. Maverick L.P.'s shipments decreased 80,363 tons, or 14.2%, from 567,880 tons to 487,517 tons for the same periods. Energy shipments comprised 71,051 tons of this decrease. Our domestic shipments of OCTG decreased by 22.3% due to a decreasing rig count in the U.S. throughout the year. Our export sales, primarily to Canada, increased by 34.2%, from 13,854 tons in 2001 to 18,598 tons in 2002. Industrial products shipments decreased by 9,312 tons from 2001 to 2002. The average selling price for all of Maverick L.P.'s products decreased by 7.9% from an average of $606 per ton to $558 per ton. The average selling price for our energy products was $595 per ton, a decrease of $74 per ton. The decrease was principally due to the weakening of the energy market throughout 2002. The average selling price of our industrial products was $468 per ton, an increase of $34 per ton, primarily due to increasing steel costs throughout the year.

Maverick L.P.'s cost of goods sold of $267.6 million decreased $21.7 million, or 7.5%, in 2002, compared with the prior year. The decrease was primarily due to decreased product shipments. However, overall unit cost per ton of products sold increased 7.9% (from an average of $509 per ton to $549 per ton) in 2002. The increase was due primarily to an increase in steel costs of $25 per ton or 9.7%. Overall conversion costs increased on fewer tons sold in 2002 compared to 2001, due primarily to lower fixed cost absorption.

Maverick L.P.'s gross profit decreased $50.5 million, or 91.8%, from $55.0 million in 2001 to $4.5 million in 2002. Gross profit per ton declined from $97 per ton in 2001 to $9 per ton in 2002. Gross profit as a percentage of net sales was 1.7% for 2002, as compared to 16.0% for 2001. The change in the gross profit is due to the factors discussed above.

Prudential Segment
------------------

Prudential's sales decreased $48.9 million, or 24.4%, from $200.6 million in 2001 to $151.7 million in 2002. Prudential's shipments decreased 76,453 tons, or 24.0%, from 319,111 tons to 242,658 tons. Energy shipments comprised 59,397 of this decrease, while industrial products shipments comprised 8,673 tons of this decrease in shipments. Our energy shipments decreased by 22.5% due to a decreasing rig count in Canada throughout the year. Overall average selling price for Prudential's products decreased by 0.6% from an average of $629 per ton to $625 per ton. The average selling price for our energy products was $675 per ton, a decrease of $9 per ton. All of these decreases were principally due to increased imports into the energy market throughout 2002 and a decrease in the foreign currency exchange rate. The average selling price of our industrial products was $507 per ton, an increase of $60 per ton. Tolling tons comprised the remainder of the decrease in shipments and overall average selling price.

Prudential's cost of goods sold of $119.9 million decreased $32.6 million, or 21.4% in 2002, compared with the prior year. Also, overall unit cost per ton of products sold increased 3.3% (from an average of $478 per ton to $494 per ton) in 2002. The increase was due primarily to an increase in steel costs of $33 per ton or 10.6%.

                                      [22]

Prudential's gross profit decreased $16.3 million, or 33.9%, from $48.1 million in 2001 to $31.8 million in 2002. Gross profit per ton decreased from $151 per ton in 2001 to $131 per ton in 2002. Gross profit as a percentage of net sales was 21.0% for 2002, as compared to 24.0% for 2001. The change in the gross profit is due to the factors discussed above.

Precision Segment
-----------------

On March 29, 2002, we acquired Precision and the results of operations have been included since the acquisition date. Precision had sales of $29.1 million on shipments of 10,677 tons in 2002. Cost of goods sold was $22.4 million, resulting in a gross profit of $6.7 million. Precision's gross profit margin was 23.0% in 2002.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000
---------------------------------------------------------------------

Overall Company
---------------

In 2001, net sales decreased $17.1 million, or 3.0%, from $562.0 million in 2000 to $544.9 million in 2001. These results were attributable primarily to a decrease of 0.5% in total product shipments, from 891,230 tons in 2000 to 886,991 tons in 2001 and a 2.7% decrease in the overall average net selling price of our products during 2001 from an average of $631 per ton to $614 per ton.

Cost of goods sold decreased $46.6 million, or 9.5%, from $488.4 million in 2000 to $441.8 million in 2001. Overall unit cost per ton of products sold decreased 9.1% (from an average of $548 per ton to $498 per ton) in 2001. The decrease was due primarily to a decrease in steel costs of $63 per ton or 18.7%. The decrease in cost of goods sold was partially offset by an overall increase in conversion costs during 2001 primarily due to lower fixed cost absorption.

Gross profit increased $29.5 million, or 40.1%, from $73.6 million in 2000 to $103.1 million in 2001. Gross profit per ton for 2000 was $83 per ton as compared to $116 per ton for 2001. Gross profit per ton increased as a result of lower steel costs partially offset by lower selling prices and higher conversion costs. Gross profit as a percentage of net sales was 18.9% for 2001, as compared to 13.1% for 2000.

Selling, general and administrative expenses increased $4.9 million, or 19.2%, from $25.5 million in 2000 to $30.4 million in 2001. These expenses were principally impacted by additional depreciation on our new enterprise resource planning system, general wage increases effective at the beginning of the year, increased incentive compensation and a specific bad debt provision of $1.1 million related to a customer that declared bankruptcy in the fourth quarter of 2001. Selling, general and administrative expenses as a percentage of net sales increased from 4.5% in 2000 to 5.6% in 2001.

During December 2001, the Company announced its plan to exit the Longview, Washington facility and move the production equipment to Hickman, Arkansas. As a result of an expected lower overhead structure and reduced freight costs because of the proximity to steel vendors, the Company believes its plan should result in an annual savings of approximately $3.0 million to $5.0 million. In connection with the exit plan, the Company recorded a restructuring charge for the write-down of property of $6.5 million and accrual of severance costs and other cash obligations of $1.6 million resulting in a total charge of $8.1 million. The most significant accounting estimate is the value of the land and building at the facility, which is based on an independent appraisal.

During October 1999, we acquired the equipment for and began the construction of a new large diameter pipe and tubing facility adjacent to our existing facilities in Hickman, Arkansas. Prior to becoming fully operational in the third quarter of 2001, we incurred net costs of $1.1 million related to the commencement of operations at this facility.

Interest expense decreased $0.1 million, or 3.1%, from $3.2 million in 2000 to $3.1 million in 2001 as a result of decreased borrowings and decreasing interest rates. The lower interest rates reflect our improved operating results that were largely attributable to the effects of the prior year's favorable energy market. Our debt to capitalization ratio decreased from 29.8% at December 31, 2000 to 24.2% at December 31, 2001. This decrease was primarily due to a decrease in the short-term revolver in the amount of $17.5 million offset by $11.5 million in purchases of treasury stock.

The provision for income taxes on continuing operations was $21.2 million for 2001, compared to the prior year provision of $14.7 million. This change is attributable to the generation of pre-tax income of $60.5 million in 2001, compared to pre-tax income in 2000 of $33.5 million. The effective income tax rate for 2001 differed from the federal statutory tax rate due to several factors, the most significant of which were and a decrease in the valuation allowance, offset by taxes on foreign dividends.

During March 2001, the Company decided to discontinue its DOM business and recorded a $10.2 million charge (net of taxes) for the expected loss on disposal. Losses from these operations during 2001 were $1.0 million (net of taxes).

As a result of the increased gross profit partially offset by restructuring and start-up costs and the other factors discussed above, we generated net income of $28.0 million, or $0.82 diluted income per share in 2001, an increase of $11.4 million from the $16.6 million, or $0.48 diluted income per share reported for 2000.

Segment Information
-------------------

Maverick Tube L.P. Segment
--------------------------

Maverick L.P.'s sales increased $42.6 million, or 14.1%, from $301.7 million in 2000 to $344.3 million in 2001. Maverick L.P.'s shipments increased 69,190 tons, or 13.9%, from 498,690 tons to 567,880 tons for the same periods. Energy shipments comprised 74,131 tons of this increase. Our domestic shipments of OCTG increased by 21.1% due to an increasing rig count in the U.S. throughout the year. Our export sales, primarily to Canada, decreased by 50.9%, from 28,190 tons in 2000 to 13,854 tons in 2001. Industrial products shipments decreased by 4,941 tons from 2000 to 2001. The average selling price for all of Maverick L.P.'s products remained relatively flat at $606 per ton. The average selling price for our energy products was

                                      [23]

$669 per ton, an increase of $6 per ton. The increase was principally due to the strengthening of the energy market throughout the first nine months of 2001. The rig count and average selling prices started to weaken during the fourth quarter of 2001. The average selling price of our industrial products was $434 per ton, a decrease of $44 per ton, primarily due to decreasing steel costs throughout the year.

Maverick L.P.'s cost of goods sold of $289.3 million increased $20.0 million, or 7.4%, in 2001, compared with the prior fiscal year. The increase was primarily due to increased product shipments. However, overall unit cost per ton of products sold decreased 5.7% (from an average of $540 per ton to $509 per ton) in 2001. The decrease was due primarily to a decrease in steel costs of $40 per ton or 13.6%. Overall conversion costs remained relatively stable during 2001.

Maverick L.P.'s gross profit increased $22.6 million, or 69.7%, from $32.4 million in 2000 to $55.0 million in 2001. Gross profit per ton rose from $65 per ton in 2000 to $97 per ton in 2001. Gross profit as a percentage of net sales was 16.0% for 2001, as compared to 10.7% for 2000. The change in the gross profit is due to the factors discussed above.

Prudential Segment
------------------

Prudential's sales decreased $59.7 million, or 22.9%, from $260.3 million in 2000 to $200.6 million in 2001. Prudential's shipments decreased 73,429 tons, or 18.7%, from 392,540 tons to 319,111 tons. Energy shipments comprised 60,603 of this decrease, while industrial products shipments comprised 10,300 tons of this decrease in shipments. Overall average selling price for Prudential's products decreased by 5.1% from an average of $663 per ton to $629 per ton. The average selling price for our energy products was $684 per ton, a decrease of $44 per ton. All of these decreases were principally due to increased imports into the energy market throughout 2001 and a decrease in the foreign currency exchange rate. The average selling price of our industrial products was $447 per ton, a decrease of $78 per ton. Tolling tons comprised the remainder of the decrease in shipments and overall average selling price.

Prudential's cost of goods sold of $152.5 million decreased $66.6 million, or 30.4% in 2000, compared with the prior year. Also, overall unit cost per ton of products sold decreased 14.3% (from an average of $558 per ton to $478 per ton) in 2001. The decrease was due primarily to a decrease in steel costs of $86 per ton or 21.4%.

Prudential's gross profit increased $6.9 million, or 16.7%, from $41.2 million in 2000 to $48.1 million in 2001. Gross profit per ton increased from $105 per ton in 2000 to $151 per ton in 2001. Gross profit as a percentage of net sales was 24.0% for 2001, as compared to 15.8% for 2000. The change in the gross profit is due to the factors discussed above.

LIQUIDITY AND CAPITAL RESOURCES
--------------------------------------------------------------------------------

Working capital at December 31, 2002 was $201.2 million and the ratio of current assets to current liabilities was 2.9 to 1, compared to working capital of $142.3 million and a current ratio of 3.7 to 1 at December 31, 2001. The increase in working capital was principally due to a $68.5 million increase in inventory and a $32.6 million increase in accounts receivable partially offset by a $54.8 million increase in accounts payable. The increase in inventories, accounts receivable and accounts payable resulted from the acquisitions of the tubular division of The LTV Corporation and Precision and an anticipated increase in the volume of energy business expected during the first quarter of 2003. Cash provided by continuing operating activities for 2002 was $31.7 million.

Cash used in investing activities in 2002, 2001 and 2000 was $199.8 million, $25.8 million and $51.7 million, respectively. In 2002, we used $177.1 million for the acquisition of the tubular division of The LTV Corporation and Precision. In 2002, we used $6.1 million for the installation of equipment relocated from our Longview, Washington facility to our large diameter pipe and tubing facility in Hickman, Arkansas and $3.5 million for the installation of the Longview slitter to our Calgary, Alberta facility. In 2001, we used $5.0 million for the installation of equipment associated with our new large diameter pipe and tubing facility in Hickman, Arkansas and $5.3 million for additional upgrades to our enterprise resource system.

During 2002, cash provided by financing activities was $168.3 million that was principally attributable to a $70.9 million increase in our long-term revolving credit facility, $90.4 million from the issuance of 6.5 million shares of common stock and the sale of 1.2 million shares of treasury stock in the amount of $15.9 million, partially offset by a $3.2 million decrease in our short-term revolving credit facility and $1.2 million of regularly scheduled term debt payments. Our debt to capitalization ratio increased from 24.2% at December 31, 2001 to 29.1% at December 31, 2002.

During 2001, cash used by financing activities was $27.0 million that was principally attributable to a net pay-down of $18.0 million in our revolving credit facilities and the purchase of 1.2 million shares of treasury stock in the amount of $11.5 million supplemented by $2.5 million from employee stock option exercises.

We have a senior credit revolving facility providing for a $195.0 million (which includes a $10.0 million secured over-advanced commitment that expires on March 31, 2003) revolving line of credit. In addition, we have outstanding letters of credit under this agreement of $1.5 million at December 31, 2002. Interest is payable monthly at the LIBOR rate adjusted by an interest margin, depending upon certain financial measurements. Under the revolving senior credit facility, we can borrow an amount based on a percentage of eligible accounts receivable, eligible inventory and property, plant and equipment reduced by outstanding letters of credit. The additional available borrowing under the senior credit facility is approximately $53.5 million as of December 31, 2002. The senior credit facility includes a restrictive covenant relating to maintaining a minimum fixed charge coverage ratio if availability falls below $30.0 million. The senior credit facility also limits capital expenditures to $30.0 million per year and limits our ability to pay dividends, create liens, sell assets or enter into transactions with affiliates without the consent of the lenders.

We anticipate we will comply with the covenants in 2003 and beyond; however, if our operations are less than projected, we could be in default under this facility. We believe that our projections for 2003 are based on reasonable assumptions and that it is unlikely that we would default absent any material

                                      [24
negative event affecting our industry and the economy as a whole. Although we would attempt to obtain an amendment to the facility to cure this breach or a waiver from the lender, we cannot give any assurance that we could obtain an amendment or waiver or one with terms as favorable as the terms of the new facility. If we are unable to obtain an amendment or waiver, we would remain in default and the lender would have the right to exercise all of its remedies, including, without limitation, the ability to accelerate all of the debt under the facility. We also believe our lender would provide waivers if necessary. However, our expectation of future operating results and continued compliance with our debt covenants cannot be ensured, as we do not control our lender's actions. If our projections are not achieved and our debt is placed in default, we would experience a material adverse impact on our reported financial position and results of operations.

Consistent with the Company's business strategy, we currently intend to retain earnings to finance the growth and development of our business and we do not anticipate paying cash dividends in the near future. Any payment of cash dividends in the future will depend upon our financial condition, capital requirements and earnings as well as other factors the Board of Directors may deem relevant. Our long-term revolving credit facility with commercial lenders restricts the amount of dividends we can pay to our stockholders.

Our capital expenditure budget for 2003 is approximately $20.0 million. Our capital expenditure budget will be used to acquire new equipment for our existing manufacturing facilities and to implement our enterprise resource planning system in our newly acquired subsidiaries. We expect to meet ongoing working capital and the capital expenditure requirements from a combination of cash flow from operating activities and available borrowings under our revolving credit facility.

On February 19, 2003, the Company signed an agreement to purchase all of the capital stock of SeaCAT Corporation, a privately held, Houston based, coiled tubular goods manufacturer, for a purchase price of $4.0 million cash, a $5.0 million secured 11.0% subordinated note and 733,676 shares of common stock of Maverick. The purchase price is subject to an earn-out over a three-year period with a maximum additional payment of $250,000 per year. The acquisition closed on February 28, 2003.

CRITICAL ACCOUNTING ESTIMATES
--------------------------------------------------------------------------------

Certain accounting issues require management estimates and judgments for the preparation of financial statements. We believe that the estimates, assumptions and judgements involved in the accounting policies described below have the greatest potential impact on our financial statements. Therefore, we consider these to be our critical accounting estimates. Our management has discussed the development and selection of these critical accounting estimates with the Audit Committee of our Board of Directors and the Audit Committee has reviewed the Company's disclosure relating to these estimates in the "Management Discussion and Analysis." Our most significant estimates and judgements are listed below.

Goodwill
--------

Our acquisition of Precision and the tubular division of The LTV Corporation has resulted in goodwill of $93.2 million. Under Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," we conducted our initial impairment test in 2002 and determined that no impairment had occurred. We will be required to conduct an impairment test of goodwill on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.

As we discussed in the notes to the financial statements, we have three operating segments, one of which is the Precision segment. Management analyzed the valuation of the Precision reporting unit utilizing a discounted cash flow method and a market multiple method. Both of these techniques required us to estimate future sales prices and volumes of Precision. We used our internal budgets, which are based on recent sales data and market information as well as current cost of production to estimate future cash flows. We estimated that the Precision enterprise value was greater than our $60.7 million investment. While the annual impairment test did not indicate goodwill impairment, we would be subject to future impairment if the operating results and cash flows of Precision would not support the fair value of the reporting unit's net assets including goodwill.

Due to the timing of the acquisition of the tubular division of The LTV Corporation on December 31, 2002, we will not perform an impairment test of goodwill until the fourth quarter of 2003. We may perform an impairment test before the fourth quarter of 2003 if an event occurs or circumstances change during 2003 that would more likely than not reduce the fair value of net assets including goodwill.

Accounts Receivable Collectibility
----------------------------------

We evaluate the collectibility of our accounts receivable for each of our segments based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligations to us (e.g., bankruptcy filing, substantial downgrading of credit), we record a specific reserve for bad debts against the amounts due reducing the net recognized receivable to the amount we estimate will be collected. For all other customers, we estimate reserves for bad debts based on the length of time receivables have been past due and our historical experience with receivable collection. If circumstances change, such as further deterioration in a major customer's ability to meet its financial obligations to us, our estimate of the recovery could be reduced by a material amount. Our bad debt expense for 2002 and 2001 was $0.2 million and $1.0 million, respectively.

Cold Drawn Tubular Business Discontinued Operation
--------------------------------------------------

We have three operating segments, one of which is the Maverick Tube L.P. segment. On March 29, 2002, pursuant to an asset purchase agreement dated March 21, 2002, Maverick Tube L.P. completed the sale of the DOM business for $8.1 million, consisting of cash in the amount of $1.2 million and the buyer's nine-year secured promissory note of $6.9 million payable through March 2011. To accommodate the buyer's purchase of the DOM business, we guaranteed the buyer's $1.5 million line of credit. In exchange, we were granted liens and subrogation rights in the assets conveyed to the buyer. We have not established reserves against the note or guarantee as we estimate the collateral value of the equipment is adequate to cover losses, if any, we may experience based upon an event of default.

                                      [25]

Income Tax Matters
------------------

We face challenges from domestic and foreign tax authorities regarding the amount of taxes due. These challenges include questions regarding the timing and amount of deductions and the allocation of income among various taxing jurisdictions. In evaluating the exposure associated with our various filing positions, we estimate reserves for probable exposures. Based on our evaluation of our tax positions, we believe we have appropriately accrued for probable exposures. To the extent we were to prevail in matters for which accruals have been established or be required to pay amounts in excess of our reserves, our effective tax rate in a given financial statement period may be materially impacted.

We had alternative minimum tax credit carryforwards of $5.5 million available for income tax purposes at December 31, 2002. These tax carryforwards do not expire. At December 31, 2002, we had net operating loss carryforwards with a tax value of $2.4 million. During 2002, these net operating loss carryforwards, which had been contained in a stand-alone subsidiary, were with the merger of the stand-alone subsidiary into Maverick Tube L.P., absorbed by Maverick Tube L.P. Consequently, our current assessment is that the character and nature of future taxable income will allow us to realize the full amount of the tax benefits of the net operating loss carryforwards before they expire in 2019 and 2020. Accordingly, we reversed our $1.0 million previously recorded valuation allowance against the net operating loss carryforwards in 2002.

Income tax expense recorded on cumulative undistributed foreign earnings is fully offset by foreign tax credits associated with those earnings. At December 31, 2002, we had $11.3 million of foreign tax credit carryforwards. We have placed a valuation allowance of $8.3 million against these foreign tax credit carryforwards to reflect the amount that is more likely than not to be realized in the future. With the Company's recent acquisitions, management believes it will be able to generate sufficient foreign source income and maintain domestic profitability within the five year time frame required to utilize the remaining foreign tax credit carryforward.

Pension Plan
------------

As we discussed in the notes to the financial statements, we have three operating segments, one of which is the Prudential segment. Prudential sponsors two pension plans (Hourly Plan and Salary Plan) and a supplemental executive retirement plan (SERP) and accounts for the plans in accordance with Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," which requires that amounts recognized in financial statements be determined on an actuarial basis. The most significant estimates involve the expected long-term rate of return on plan assets and discount rate. Prudential has assumed the expected long-term rate of return to be 7% and the discount rate, which reflects the current rate at which pension liabilities could be effectively settled, to be 6.5% at December 31, 2002. In estimating both the long-term rate and the discount rate, Prudential looks to rates of return on high-quality, fixed income investments with a balance between equity and fixed income investments. Prudential monitors the performance of the funds semi-annually against asset return benchmarks mandated by Prudential's board. Based upon these benchmarks, we believe our pension assumptions are conservative.

The Hourly Plan is now in an underfunded position; therefore, we expect the total pension expense could increase up to $1.8 million for 2003 compared to actual pension expense of $0.8 million for 2002.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
--------------------------------------------------------------------------------

Interest Rate Risk
------------------

We are subject to interest rate risk to the extent we borrow against our revolving credit facility with variable interest rates. Assuming the current level of borrowings at variable rates and assuming a two-percentage point change in the average interest rate under these borrowings, it is estimated that our interest expense for the year ended December 31, 2002 would have increased by approximately $2.7 million. In the event of an adverse change in interest rates, we would likely take actions that would mitigate our exposure to interest rate risk; however, due to the uncertainty of the actions that would be taken and their possible effects, this analysis assumes no such action. Further, this analysis does not consider the effects of the change in the level of overall economic activity that could exist in such an environment.

The  following  table  sets  forth  certain   information  about  the  Company's
contractual obligations as of December 31, 2002 (in thousands):

                                    Payments Due By Period
                        --------------------------------------------
                                                                        Fair
                                Less Than   2-3       4-5     After     Market
Contractual Obligations   Total   1Year    Years     Years   5 Years    Value
--------------------------------------------------------------------------------

Capital lease
 obligations (fixed)....  $5,719   $2,977   $1,633     $1,109    $--     $6,071
Long-term debt
 (variable)............. 132,927       --       --    132,927     --    132,927
Other liabilities
 (fixed)................   1,770      544    1,088        138     --      1,770
                        --------------------------------------------------------
Total contractual
 cash obligations.......$140,416   $3,521   $2,721   $134,174    $--   $140,768
                        ========================================================

Steel Commodity Risk
--------------------

We are also subject to commodity price risk with respect to purchases of steel. Purchased steel represents approximately two-thirds of our cost of goods sold. As a result, the steel industry, which is highly volatile and cyclical in nature, affects and will affect our business both positively and negatively. See "Pricing and Costs of Our Products."

Foreign Currency Risk
---------------------

The Company's reported cash flows related to its Canadian operations are based on cash flows measured in Canadian dollars converted to the U.S. dollar equivalent based on published exchange rates for the period reported. The Company believes its current risk exposure to the exchange rate movements, based on net cash flows, to be immaterial.

                                      [26]

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Maverick Tube Corporation

We have audited the accompanying consolidated balance sheets of Maverick Tube Corporation and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Maverick Tube Corporation and Subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.


                                               /s/ Ernst & Young LLP

St. Louis, Missouri
February 3, 2003, except for
 Note 18, as to which the
 date is February 19, 2003

--------------------------------------------------------------------------------

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of Maverick is responsible for the information contained in the financial statements. The financial statements have been prepared by us in accordance with accounting principles generally accepted in the United States appropriate in the circumstances and necessarily include certain amounts based on management's best estimates and judgments.

We maintain a system of internal accounting control that we believe is sufficient to provide reasonable assurance that, in all material respects, transactions are properly authorized and recorded, financial reporting responsibilities are met and accountability for assets is maintained. In establishing and maintaining any system of internal control, judgment is required to assess and balance the relative costs and expected benefits.
Management believes that through the careful selection of employees, the division of responsibilities and the application of formal policies and procedures, Maverick has an effective and responsive system of internal accounting controls. The system is monitored by our staff of controllers and our internal auditor, who evaluate and report to management on its effectiveness. In addition, our code of conduct requires and our employees have agreed to maintain a high level of ethical standards in the conduct of the Company's business.

The Audit Committee of the Board of Directors is comprised of three independent directors who meet regularly with the independent auditors, the internal auditor and management to ensure that each is meeting its responsibilities regarding the objectivity and integrity of the Company's financial statements. Both the independent auditors and internal auditor have full and free access to the Audit Committee without the presence of management, to discuss, among other things, their evaluation of the adequacy of the internal controls and the quality of our financial reporting.



/s/ Gregg Eisenberg                          /s/ Pamela G. Boone
Gregg Eisenberg                              Pamela G. Boone
Chairman of the Board, President             Vice President - Finance and
 and Chief Executive Officer                 Administration Treasurer, Secretary
                                             and Chief Financial Officer

                                      [27]

--------------------------------------------------------------------------------
                   MAVERICK TUBE CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                        (In thousands, except share data)
--------------------------------------------------------------------------------

                                                              December 31,
ASSETS                                                     2002        2001
                                                       -------------------------
Current assets:
 Cash and cash equivalents.............................      $2,551      $1,940
 Accounts receivable, less allowances of
  $5,188 and $2,412 in 2002 and 2001, respectively.....      73,660      41,021
 Inventories...........................................     210,207     141,739
 Deferred income taxes.................................      11,338       7,305
 Income taxes refundable...............................         637           -
 Prepaid expenses and other current assets.............      10,375       2,440
                                                       -------------------------
Total current assets...................................     308,768     194,445

Property, plant and equipment, net.....................     179,244     158,261

Goodwill...............................................      93,184           -

Note receivable........................................       6,877           -

Other assets...........................................       7,810       4,741
                                                       -------------------------
                                                           $595,883    $357,447
                                                       =========================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
 Accounts payable......................................     $78,457     $23,668
 Accrued expenses and other liabilities................      23,531      15,605
 Deferred revenue......................................       2,608       3,759
 Income taxes payable..................................           -       4,940
 Revolving credit facility.............................           -       3,219
 Current maturities of long-term debt..................       2,977         938
                                                       -------------------------
Total current liabilities..............................     107,573      52,129

Long-term debt, less current maturities................       2,742       5,991
Revolving credit facility..............................     132,927      62,000
Other liabilities......................................       7,640       3,823
Deferred income taxes..................................       6,715       8,121

STOCKHOLDERS' EQUITY

Preferred stock, $0.01 par value; 5,000,000
 authorized shares; 1 share issued and
 outstanding in 2002 and 2001..........................           -           -
Common stock, $0.01 par value; 80,000,000
 authorized shares; 40,942,976 and 34,013,036
 shares issued in 2002 and 2001, respectively;
 40,942,976 and 32,812,036 shares outstanding
 in 2002 and 2001, respectively........................         409         340
Treasury stock, 1,201,000 shares in 2001...............           -     (11,525)
Additional paid-in capital.............................     212,361     114,307
Retained earnings......................................     139,235     135,831
Accumulated other comprehensive loss...................     (13,719)    (13,570)
                                                       -------------------------
                                                            338,286     225,383
                                                       -------------------------
                                                           $595,883    $357,447
                                                       =========================

See accompanying notes.
                                      [28]

--------------------------------------------------------------------------------
                   MAVERICK TUBE CORPORATION AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                      (In thousands, except per share data)
--------------------------------------------------------------------------------
                                                 Year Ended December 31,
                                           -------------------------------------
                                               2002        2001        2000
                                           -------------------------------------
Net sales..................................    $452,913    $544,933    $562,023
Cost of goods sold.........................     409,916     441,843     488,397
                                           -------------------------------------
Gross profit...............................      42,997     103,090      73,626
Selling, general and administrative........      34,032      30,372      25,466
Restructuring charges......................       1,186       8,061           -
Partial trade case relief..................      (2,709)          -           -
Start-up costs.............................           -       1,101         267
                                           -------------------------------------
Income from operations.....................      10,488      63,556      47,893
Transaction costs..........................           -           -      11,253
Interest expense...........................       3,961       3,090       3,177
                                           -------------------------------------
Income from continuing operations
 before income taxes.......................       6,527      60,466      33,463
Provision for income taxes.................       3,414      21,228      14,736
                                           -------------------------------------
Income from continuing operations..........       3,113      39,238      18,727

Loss from operations of discontinued DOM
 facility, less applicable income tax
 benefit of $567 and $1,215 for the years
 ended December 31, 2001 and 2000,
 respectively..............................           -        (957)     (2,162)

Gain (loss) on disposal of DOM facility,
 including provision of $1,447 for
 operating losses during phase-out
 period, less applicable income tax
 (provision) benefit of $(250) and
 $5,760 for the years ended December
 31, 2002 and 2001, respectively...........         518     (10,240)          -
                                           -------------------------------------
Income before extraordinary items..........       3,631      28,041      16,565
Extraordinary items, net of income taxes...        (227)          -           -
                                           -------------------------------------
Net income.................................      $3,404     $28,041     $16,565
                                           =====================================

Basic earnings (loss) per share
 Income from continuing operations.........       $0.08       $1.17       $0.56
 Income (loss) from discontinued
  operations...............................        0.01       (0.33)      (0.07)
 Extraordinary items.......................           -           -           -
                                           -------------------------------------
Net income.................................       $0.09       $0.84       $0.49
                                           =====================================

Diluted earnings (loss) per share
 Income from continuing operations.........       $0.08       $1.15       $0.54
 Income (loss) from discontinued
  operations...............................        0.01       (0.33)      (0.06)
 Extraordinary items.......................           -           -           -
                                           -------------------------------------
Net income.................................       $0.09       $0.82       $0.48
                                           =====================================

See accompanying notes.
                                      [29]

--------------------------------------------------------------------------------
                   MAVERICK TUBE CORPORATION AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                        (In thousands, except share data)
--------------------------------------------------------------------------------


                                                                                              Accumulated
                                                       Common Stock              Additional     Other
                                                  --------------------- Treasury   Paid-In   Comprehensive   Retained  Stockholders'
                                                     Shares     Amount   Stock     Capital   Income (Loss)   Earnings     Equity
                                                  ----------------------------------------------------------------------------------
Balance at December 31, 1999...................... 33,492,809     $335        $-   $109,073       $(3,156)    $94,314      $200,566
 Net income.......................................          -        -         -          -             -      16,565        16,565
 Foreign currency translation.....................          -        -         -          -        (3,257)          -        (3,257)
                                                                                                                       -------------
  Comprehensive income............................                                                                           13,308
 Dividends paid to Prudential Steel Ltd.
  stockholders....................................          -        -         -          -             -      (3,089)       (3,089)
 Exercise of stock options - Prudential Steel Ltd.
  directors and employees.........................     88,753        1         -        567             -           -           568
 Exercise of stock options - Maverick directors
  and employees...................................    130,750        1         -        845             -           -           846
 Tax benefit associated with the exercise of
  non-qualified Maverick stock options............          -        -         -      1,057             -           -         1,057
                                                  ----------------------------------------------------------------------------------

Balance at December 31, 2000...................... 33,712,312      337         -    111,542        (6,413)    107,790       213,256
 Net income.......................................          -        -         -          -             -      28,041        28,041
 Minimum pension liability (net of $374 tax
  benefit)........................................          -        -         -          -          (666)          -          (666)
 Foreign currency translation.....................          -        -         -          -        (6,491)          -        (6,491)
                                                                                                                       -------------
  Comprehensive income............................                                                                           20,884
 Purchase of treasury stock....................... (1,201,000)       -   (11,525)         -             -           -       (11,525)
 Exercise of stock options - Maverick directors
  and employees...................................    300,724        3         -      2,459             -           -         2,462
 Tax benefit associated with the exercise of
   non-qualified Maverick stock options...........          -        -         -        306             -           -           306
                                                  ----------------------------------------------------------------------------------

Balance at December 31, 2001...................... 32,812,036      340   (11,525)   114,307       (13,570)    135,831       225,383
 Net income.......................................          -        -         -          -             -       3,404         3,404
 Minimum pension liability (net of $528 tax
  benefit)........................................          -        -         -          -        (1,001)          -        (1,001)
 Foreign currency translation.....................          -        -         -          -           852           -           852
                                                                                                                       -------------
  Comprehensive income............................                                                                            3,255
 Sale of treasury stock...........................  1,201,000        -    11,525      4,328             -           -        15,853
 Exercise of stock options - Maverick directors
  and employees...................................    180,940        2         -      1,072             -           -         1,074
 Issuance of Maverick common stock................  6,749,000       67         -     92,593             -           -        92,660
 Tax benefit associated with the exercise of
   non-qualified Maverick stock options...........          -        -         -         61             -           -            61
                                                  ----------------------------------------------------------------------------------
Balance at December 31, 2002...................... 40,942,976     $409        $-   $212,361      $(13,719)   $139,235      $338,286
                                                  ==================================================================================

See accompanying notes.

                                      [30]

--------------------------------------------------------------------------------
                   MAVERICK TUBE CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)
--------------------------------------------------------------------------------
                                                  Year Ended December 31,
                                               2002        2001        2000
                                           -------------------------------------

OPERATING ACTIVITIES
Income from continuing operations..........      $3,113     $39,238     $18,727
Adjustments to reconcile income from
 continuing operations to net cash
 provided by operating activities:
Depreciation and amortization..............      19,954      14,841      12,602
Deferred income taxes......................      (5,314)      4,742        (980)
Provision for losses on accounts
 receivable................................         444         354         666
Loss on sale of equipment..................          39          14           1
Noncash portion of restructuring charges...         861       6,476           -
Changes in  operating  assets and
 liabilities,  net of effect of
 acquisitions:
  Accounts receivable......................       1,033      29,355     (20,010)
  Inventories..............................     (21,430)    (12,157)    (14,952)
  Prepaid expenses and other current
   assets..................................      (7,562)        230        (976)
  Other assets.............................       5,144      (3,677)      1,897
  Accounts payable.........................      46,622     (23,709)        615
  Accrued expenses and other liabilities...     (10,030)      1,903      10,677
  Deferred revenue.........................      (1,151)     (5,195)      3,656
                                           -------------------------------------
Cash provided by continuing operating
 activities................................      31,723      52,415      11,923

INVESTING ACTIVITIES
Cash paid for acquisitions, net of
 cash received.............................    (177,064)          -           -
Expenditures for property, plant and
 equipment.................................     (22,809)    (25,784)    (51,780)
Proceeds from disposal of equipment........          73           -          43
                                           -------------------------------------
Cash used by investing activities..........    (199,800)    (25,784)    (51,737)

FINANCING ACTIVITIES
Proceeds from borrowings and notes.........     761,862     242,903     322,363
Principal payments on borrowings and notes.    (696,412)   (260,876)   (276,419)
                                           -------------------------------------
                                                 65,450     (17,973)     45,944
Dividends paid to Prudential Steel Ltd.
 stockholders..............................           -           -      (3,089)
Purchase of treasury stock.................           -     (11,525)          -
Deferred debt costs........................      (4,452)          -           -
Proceeds from sale of treasury stock.......      15,853           -           -
Proceeds from exercise of stock options....       1,074       2,462       1,414
Proceeds from sale of common stock.........      90,370           -           -
                                           -------------------------------------
Cash provided (used) by financing
 activities................................     168,295     (27,036)     44,269

DISCONTINUED OPERATIONS
Gain (loss) from discontinued operations...         518     (11,197)     (2,162)
Adjustments to reconcile gain (loss)
 from discontinued operations to net
 cash provided (used) by discontinued
 operations:
Depreciation...............................         376       1,455       1,217
(Gain) loss on disposal....................        (518)     10,240           -
Change in operating assets and
 liabilities of discontinued
 operations................................        (742)        173        (422)
Proceeds from sale of discontinued
 operations................................       1,238           -           -
Capital expenditures.......................           -        (296)     (1,971)
                                           -------------------------------------
Net cash provided (used) by discontinued
 operations................................         872         375      (3,338)

Effect of exchange rate changes on cash....        (479)       (223)          -
                                           -------------------------------------

Increase (decrease) in cash and cash
 equivalents...............................         611        (253)      1,117

Cash and cash equivalents at beginning of
 year......................................       1,940       2,193       1,076
                                           -------------------------------------
Cash and cash equivalents at end of year...      $2,551      $1,940      $2,193
                                           =====================================

Supplemental disclosures of cash flow
information:
 Cash paid during the year for:
  Interest (net of amounts capitalized
   of $616, $1,251 and $2,937).............      $3,154      $3,237      $3,181
  Income taxes.............................     $11,964     $12,884      $6,027

 Noncash investing and financing
 activities:
  Note receivable for sale of discontinued
   operations..............................      $6,877          $-          $-
  Stock issued for acquisition.............      $2,290          $-          $-

See accompanying notes.

                                      [31]

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1. Summary of Significant Accounting Policies
--------------------------------------------------------------------------------

Principles of Consolidation
---------------------------

The consolidated financial statements include the accounts of Maverick Tube Corporation and its direct and indirect wholly-owned subsidiaries (collectively referred to as "the Company," whereas "Maverick" is the Company exclusive of its subsidiaries: Prudential Steel Ltd., Precision Tube Holding Corporation and the tubular division of The LTV Corporation). All significant intercompany accounts and transactions have been eliminated. The accompanying consolidated financial statements include the financial statements of Prudential Steel Ltd. ("Prudential") for all periods presented, Precision Tube Holding Corporation ("Precision") since its acquisition on March 29, 2002 and the tubular division of The LTV Corporation since its acquisition on December 31, 2002.

Functional Currency
-------------------

The assets, liabilities and operations of Prudential's Calgary, Alberta operations are measured using the Canadian dollar as the functional currency but are presented in this report in U.S. dollars unless otherwise indicated. Foreign currency translation adjustments are reported as accumulated other comprehensive income (loss) in the stockholders' equity section of the consolidated balance sheets.

Revenue Recognition
-------------------

The Company records revenue from product sales when the revenue is realizable and the product is shipped from its facilities or its outside yards. This includes satisfying the following criteria: the arrangement with the customer is evident, usually through the receipt of a purchase order; the sales price is fixed or determinable; delivery has occurred and collectibility is reasonably assured. Freight and shipping that is billed to customers is included in net sales, and the cost of shipping is included in cost of sales.

Accounts Receivable
-------------------

Credit risk on trade receivables arising from the Company's net sales is minimized as a result of the large and diversified nature of the Company's customer base. The Company controls its exposure to credit risk through credit approvals, credit limits and monitoring procedures. Collateral is generally not required for the Company's trade receivables.

Inventories
-----------

Inventories are principally valued at the lower of average cost or market.

Property, Plant and Equipment
-----------------------------

Property, plant and equipment are stated on the basis of cost. Depreciation is computed under the straight-line method over the respective assets' useful lives. Useful lives of the Company's assets are as follows:

          Land and leasehold improvements..............  10 to 20 years
          Buildings....................................  20 to 40 years
          Transportation equipment.....................   4 to 10 years
          Machinery and equipment......................   2 to 12 years
          Furniture and fixtures.......................   2 to 10 years
          Computer software............................   3 to 7 years

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

Goodwill and Intangible Assets
------------------------------

The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" in connection with the acquisition of Precision on March 29, 2002. Prior to the acquisition of Precision, the Company did not have any goodwill recorded.

The Company conducts a formal impairment test of goodwill on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. The annual impairment test did not indicate an impairment of goodwill.

All of the Company's intangible assets (other than goodwill) are subject to amortization.

Stock-Based Compensation
------------------------

At December 31, 2002, the Company has three employee stock option plans and two stock option plans for eligible directors allowing for incentive and non-qualified stock options, which are described more fully in Note 15. The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation for the years ended December 31, 2002, 2001 and 2000 (in thousands, except per share information):

                                               2002        2001        2000
                                           -------------------------------------

Net income, as reported....................      $3,404     $28,041     $16,565
Deduct: total stock-based employee
 compensation expense determined
 under fair value-based method for all
 awards, net of related tax effects........      (1,120)     (1,898)     (1,112)
                                           -------------------------------------
Pro forma net income.......................      $2,284     $26,143     $15,453
                                           =====================================

Basic earnings per share
 Net income - as reported..................       $0.09       $0.84       $0.49
 Net income - pro forma....................       $0.06       $0.78       $0.46

Diluted earnings per share
 Net income - as reported..................       $0.09       $0.82       $0.48
 Net income - pro forma....................       $0.06       $0.77       $0.45

The compensation expense associated with the fair value of the options calculated for the years ended December 31, 2002, 2001 and 2000 is not necessarily representative of the potential effects on reported net income
(loss) in future years.

                                      [32]

Use of Estimates
----------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to periodically make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Earnings per Common Share
-------------------------

Basic earnings per share exclude any dilutive effects of options, but include the exchangeable shares (as further discussed in Notes 2 and 16) from the business combination with Prudential on an as-if exchanged basis. Diluted earnings per share include the exchangeable shares on an as-if exchanged basis and the net effect of stock options.

The reconciliation for diluted earnings per share for the years ended December 31, 2002, 2001 and 2000 is as follows (in thousands):

                                               2002        2001        2000
                                           -------------------------------------

Average shares outstanding.................      38,144      33,547      33,633
Dilutive effect of outstanding stock
 options...................................         348         570         892
                                           -------------------------------------
Average shares deemed outstanding..........      38,492      34,117      34,525
                                           =====================================
Net income used in the calculation
 of basic and diluted earnings per share...      $3,404     $28,041     $16,565
                                           =====================================

Accumulated Other Comprehensive Loss
------------------------------------

Accumulated other comprehensive loss is as follows (in thousands):

                                                                    Accumulated
                                             Foreign      Minimum      Other
                                            Currency      Pension  Comprehensive
                                           Translation   Liability Income (Loss)
                                           -------------------------------------

Balance at December 31, 1999...............     $(3,156)         $-     $(3,156)
 Current period change.....................      (3,257)          -      (3,257)
                                           -------------------------------------
Balance at December 31, 2000...............      (6,413)          -      (6,413)
 Current period change.....................      (6,491)       (666)     (7,157)
                                           -------------------------------------
Balance at December 31, 2001...............     (12,904)       (666)    (13,570)
 Current period change.....................         852      (1,001)       (149)
                                           -------------------------------------
Balance at December 31, 2002...............    $(12,052)    $(1,667)   $(13,719)
                                           =====================================

Treasury Stock
--------------

The Company's repurchases of common stock are recorded as treasury stock at cost and result in a reduction of stockholders' equity. When treasury shares are reissued, the Company uses average cost to value treasury shares and any excess of average cost over reissuance price is treated as a reduction of retained earnings. The Company purchased 1,201,000 shares for $11,525,000 during the year ended December 31, 2001. The Company sold 1,201,000 shares for $15,853,000 during the year ended December 31, 2002, with the excess proceeds over the purchase price credited to paid in capital.

Business Segments
-----------------

Maverick Tube L.P., a wholly-owned subsidiary of the Company, is responsible for the Company's operations in Hickman, Arkansas; Conroe, Texas; Counce, Tennessee and Youngstown, Ohio. Precision, a wholly-owned subsidiary of the Company, is responsible for the Company's coiled tubing operations in Houston, Texas. Prudential, a wholly-owned subsidiary of the Company, is responsible for the Company's operations in Calgary, Alberta. Republic Conduit, a wholly-owned subsidiary of the Company, is responsible for the Company's operations in Elyria, Ohio; Cedar Springs, Georgia and Ferndale, Michigan.

Deferred Debt Issuance Costs
----------------------------

Deferred debt issuance costs included in other assets are amortized over the terms of the respective debt obligations using the interest method.

Cash Equivalents
----------------

The Company's policy is to consider demand deposits and short-term investments with a maturity of three months or less when purchased as cash equivalents.

Financial Instruments
---------------------

Financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and long-term debt obligations. The carrying value of amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable and accounts payable approximates fair value. Management's estimate of the fair value of the long-term note receivable is in Note 4 and the long-term debt obligations is discussed in Note 6 to the consolidated financial statements.

Recent Accounting Pronouncements
--------------------------------

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. This statement is effective for fiscal years beginning after June 15, 2002. The Company believes the implementation of this new standard will not have a material effect on the Company.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 62, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 requires, in most cases, gains and losses on extinguishments of debt to be classified as income or loss from continuing operations, rather than as extraordinary items. The statement is effective for fiscal years beginning after May 15, 2002. Upon adoption of SFAS No. 145, the Company expects to reclassify previously recognized extraordinary items from the early extinguishment of debt into income from continuing operations.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 replaces Emerging Issues Task Force ("EITF") Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

Reclassifications
-----------------

Certain reclassifications have been made to prior year balances in order to conform to the current year presentation. The Company reclassified freight revenue previously classified in cost of goods sold to net sales for all periods presented.

                                      [33]

2. Business Combination
--------------------------------------------------------------------------------

On June 11, 2000, Maverick and Prudential entered into a Business Combination Agreement providing for the combination of Prudential with Maverick. The transaction was completed on September 22, 2000.

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

The historical consolidated financial statements of Prudential, although previously issued in Canadian dollars, are included in the consolidated financial statements in U.S. dollars. The separate stockholders' equity and results of operations previously reported in 2000 by the separate companies prior to the combination are as follows (in thousands):

                                                                    Six Months
                                                                      Ended
                                                                     June 30,
                                                                       2000
                                                                   -------------
                                                                    (Unaudited)
Revenues:
 Maverick..........................................................    $140,872
 Prudential........................................................     122,235
                                                                   -------------
  Combined.........................................................    $263,107
                                                                   =============

Net income:
 Maverick..........................................................      $1,587
 Prudential........................................................      10,190
                                                                   -------------
 Combined..........................................................     $11,777
                                                                   =============
Stockholders' equity:
 Maverick..........................................................    $115,876
 Prudential........................................................      93,341
                                                                   -------------
 Combined..........................................................    $209,217
                                                                   =============

There were no material adjustments required to conform the accounting policies of the two companies. Certain amounts of Prudential have been reclassified to conform to the reporting practices of Maverick.

In connection with the combination, the Company recorded transaction costs of $11,253,000 ($9,400,000 after-tax) for the year ended December 31, 2000.
Transaction costs include investment banking, legal, accounting, printing, severance pay and other costs directly related to the combination. These costs reduced net income by $0.27 per share for the year ended December 31, 2000.

3. Business Acquisitions
--------------------------------------------------------------------------------

Precision Tube Holding Corporation
----------------------------------

On March 29, 2002, the Company completed its purchase of all the common stock of Precision, a privately held, Houston based, coiled tubular goods manufacturer, in exchange for $60,678,000 cash and 200,000 common shares of the Company. The acquisition was accounted for as a purchase business combination and the financial statements of Precision have been consolidated from the acquisition date. The cost to acquire Precision has been allocated to the assets acquired and liabilities assumed according to their estimated fair values as described below. The final allocation resulted in acquired goodwill of $43,131,000, which is not deductible for tax purposes. Pro forma information has not been included herein because Precision is not considered a significant subsidiary. The Company acquired Precision to add premium coiled tubing and coiled line pipe to its product lines and is reflected as a new segment to the Company's reporting structure.

The Tubular Division of The LTV Corporation
-------------------------------------------

On December 31, 2002, the Company acquired the assets and certain liabilities of the tubular division of The LTV Corporation for $120,246,000 cash (which included a $10,246,000 working capital adjustment, subject to finalization). The acquisition was accounted for as a purchase business combination and the financial statements of the tubular division of The LTV Corporation have been consolidated from the acquisition date. The cost to acquire the tubular division of The LTV Corporation has been preliminarily allocated to the assets acquired and liabilities assumed according to their estimated fair values. The final fixed asset appraisals, identification of intangible assets and the exit costs associated with the Company's rationalization plans are subject to adjustment as additional information becomes available. The preliminary allocation resulted in acquired goodwill of $50,053,000, which is fully deductible for tax purposes.

The Company acquired the tubular division of The LTV Corporation to add steel electrical conduit to its product lines and to expand its line pipe sales. As the acquisition was completed on December 31, 2002, the assets acquired have been initially included in the Corporate segment pending permanent assignment to the appropriate operating segment by the Chief Operating Decision Maker.

The unaudited pro forma results below assume the acquisition of the tubular division of The LTV Corporation occurred at the beginning of the periods presented (in thousands, except per share amounts):

                                                           2002        2001
                                                       -------------------------

Net sales..............................................    $678,630    $795,361
Net income.............................................     $16,515     $47,684
Basic earnings per share...............................       $0.43       $1.42
Diluted earnings per share.............................       $0.43       $1.40

The above pro forma results include adjustments to give effect to interest expense and other purchase price adjustments. The pro forma results are not necessarily indicative of the operating results that would have occurred had the acquisitions been consummated as of the beginning of the periods presented, nor are they necessarily indicative of future operating results.

                                      [34]

Following is a summary of the net assets and liabilities acquired during 2002 (in thousands):

                                                                    The tubular
                                                                    division of
                                                                     The LTV
                                                         Precision  Corporation
                                                       -------------------------

Purchase price (including transaction costs)...........     $62,966    $120,157

Assets acquired:
 Cash..................................................       3,855           5
 Accounts receivable...................................       8,141      22,208
 Inventory.............................................       4,217      42,462
 Property, plant and equipment.........................       7,443      12,874
 Other assets..........................................       5,218       2,798
                                                       -------------------------
                                                             28,874      80,347
Liabilities acquired:
 Accounts payable......................................      (1,718)     (6,430)
 Other accruals........................................      (7,321)     (3,813)
                                                       -------------------------
                                                             (9,039)    (10,243)
 Net assets acquired...................................      19,835      70,104
                                                       -------------------------
Goodwill...............................................     $43,131     $50,053
                                                       =========================

4. Discontinued Operations
--------------------------------------------------------------------------------

During the first quarter of 2001, the Company adopted a formal plan to sell the operating assets of its Cold Drawn Tubular Business (DOM). Accordingly, the operating results of the DOM facility, including the provision for the loss on disposal and operating losses during the phase-out period of $10,240,000 (net of $5,760,000 tax benefit), have been segregated from continuing operations and reported separately as discontinued operations in the statements of income.

On March 29, 2002, pursuant to an asset purchase agreement dated March 21, 2002, the Company completed the sale of the DOM business for $8,115,000, consisting of cash in the amount of $1,238,000 and the buyer's nine-year secured promissory note of $6,877,000, which approximates its fair value. To accommodate the buyer's purchase of the DOM business, the Company guaranteed the $1,500,000 asset-based line of credit (advances limited to 80% of eligible accounts receivable) of the buyer. In exchange, the Company was granted liens and appropriate subrogation rights in the assets conveyed to the buyer. The Company recognized a $518,000 after-tax gain from discontinued operations for the year ended December 31, 2002.

DOM revenues were $37,000, $7,891,000 and $15,619,000 for the years ended December 31, 2002, 2001 and 2000, respectively. The net assets of DOM included in the accompanying consolidated balance sheets at December 31, 2002 and 2001, consist of the following (in thousands):

                                                           2002        2001
                                                       -------------------------

Inventories and current assets.........................          $-      $5,204
Net plant and equipment................................           -       3,536
Accounts payable and other current liabilities.........           -        (186)
                                                       -------------------------
Net assets of discontinued operations..................          $-      $8,554
                                                       =========================

5. Restructuring Charges
--------------------------------------------------------------------------------

During December 2001, the Company announced its plans to exit its Longview, Washington facility and move the operations to one of its existing buildings in Hickman, Arkansas. As a result, all 124 employees at the facility have been terminated as of December 31, 2002. Restructuring costs of $1,186,00 and $8,061,000 were recorded in the 2002 and 2001 consolidated statements of income and included the following items (in thousands):

                                                           2002        2001
                                                       -------------------------
Noncash costs:
Write-down of property, plant and equipment
 to fair value.........................................        $861      $6,476
Cash costs:
Employee severance cost................................           -         581
Adjustment to the original estimate....................        (356)          -
Other..................................................         681       1,004
                                                       -------------------------
                                                                325       1,585
                                                       -------------------------
Total restructuring costs..............................      $1,186      $8,061
                                                       =========================

Following is a summary of the accrued restructuring liabilities and activity through December 31, 2002 (in thousands):

                                             Employee
                                             Severance     Other       Total
                                           -------------------------------------

Balance, December 31, 2001.................        $581      $1,004      $1,585
Additional costs...........................           -         681         681
Cash payments..............................        (239)     (1,191)     (1,430)
Adjustment to original estimate............        (342)        (14)       (356)
                                           -------------------------------------
Balance, December 31, 2002.................          $-        $480        $480
                                           =====================================

Future cash outlays expected in 2003 relating to the Company's exit from the Longview, Washington facility are anticipated to be comprised of the remaining $480,000 cash costs above. These cash outlays are ultimately expected to be funded through the future sale of the Longview, Washington land and building which is held for sale at a carrying value of $6.0 million and is currently being marketed through a national broker.

                                      [35]

6. Long-Term Debt and Revolving Credit Facilities
--------------------------------------------------------------------------------

Long-term debt, including the Company's long-term revolving credit facility, at December 31, 2002 and 2001, consists of the following (in thousands):

                                                           2002        2001
                                                       -------------------------

Capital lease obligation, secured by
 property and plant (net book value
 $5,842 at December 31, 2002);
 payable in monthly installments
 (including interest at 8.0%) of
 $59; final payment due on
 August 1, 2007........................................      $2,772      $3,244
Capital lease obligation, secured by
 property and plant (net book value
 $9,255 at December 31, 2002);
 interest of 7.5% payable monthly;
 payable in monthly principal
 installments of approximately
 $20,000 (plus interest) commencing
 on March 1, 1996; gradually
 increasing to $31 by year seven and
 increasing to $240 in year eight;
 final payment due on February 1, 2004.................       2,947       3,317
Senior revolving credit facility,
 secured by certain accounts receivable,
 inventories and property, plant and
 equipment; due on March 31, 2006;
 interest payable monthly (5.24% at
 December 31, 2002) at either U.S. or
 Canadian prime, Bankers' Acceptance
 rates plus stamping fees, or the LIBOR
 rate, adjusted by an interest margin,
 depending upon excess availability....................     132,927           -
Revolving credit notes, secured by
 certain accounts receivable,
 inventories and equipment; due on
 January 1, 2004 (retired on March 29,
 2002); interest payable monthly (3.0%
 at December 31, 2001) at either prime,
 Federal Funds Rate plus 0.5%, or the
 LIBOR rate, adjusted by an interest
 margin, depending upon certain
 financial measurements................................           -      62,000
Other..................................................           -         368
                                                       -------------------------
                                                            138,646      68,929
Less current maturities................................      (2,977)       (938)
                                                       -------------------------
                                                           $135,669     $67,991
                                                       =========================

The Company has a senior credit facility providing for a $195,000,000 (which includes a $10,000,000 secured over-advanced commitment that expires on March 31, 2003) revolving line of credit. In addition, the Company has outstanding letters of credit under this agreement of $1,478,000 at December 31, 2002. Interest is payable monthly at the LIBOR rate adjusted by an interest margin, depending upon certain financial measurements. Under the senior credit facility, the Company can borrow an amount based on a percentage of eligible accounts receivable, eligible inventory and property, plant and equipment reduced by outstanding letters of credit. The additional available borrowings under the senior credit facility are approximately $53,500,000 as of December 31, 2002. The senior credit facility includes restrictive covenants relating to maintaining a minimum fixed charge coverage ratio if availability falls below $30,000,000. The senior credit facility also limits capital expenditures to $30,000,000 per year and limits the Company's ability to pay dividends, create liens, sell assets or enter into transactions with affiliates without the consent of the lenders.

During 2002, the Company incurred an extraordinary loss resulting from the establishment of its new credit facility, due to the write-off of debt costs previously deferred of $227,000 after-tax.

Prudential had a C$40,000,000 ($25,118,000 at December 31, 2001) unsecured credit facility subject to certain restrictions related to working capital through a Canadian chartered bank that was retired on March 29, 2002. Interest was payable monthly at either Canadian prime, U.S. base rate, LIBOR plus 1.0% or Bankers' Acceptance rates plus stamping fees. The effective interest rate on the amounts outstanding at December 31, 2001 was 4.0%. The aggregate outstanding balance of the credit facility at December 31, 2001 was $3,219,000. Borrowings under this credit facility were classified as short-term.

The present value of future minimum lease payments under the capital lease obligations as of December 31, 2002 is as follows (in thousands):


                                              Total
                                             Minimum     Minimum     Present
                                              Lease        Lease     Value of
                                             Payments    Interest    Payments
                                           -------------------------------------

2003.......................................      $3,330        $353      $2,977
2004.......................................       1,199         165       1,034
2005.......................................         714         115         599
2006.......................................         712          65         647
2007.......................................         476          14         462
Thereafter.................................           -           -           -
                                           -------------------------------------
                                                 $6,431        $712      $5,719
                                           =====================================

Property, plant and equipment at December 31, 2002 and 2001, include $19,653,000 and $19,527,000, respectively, under leases that have been capitalized. Accumulated depreciation for these assets was $4,556,000 and $4,005,000 at December 31, 2002 and 2001, respectively.

The fair value of the Company's total debt is based on estimates using discounted cash flow analyses based on quoted market prices for similar issues. The estimated fair value of total debt at December 31, 2002 was $138,998,000.

                                      [36]

7. Inventories
--------------------------------------------------------------------------------

Inventories at December 31, 2002 and 2001, consist of the following (in thousands):

                                                           2002        2001
                                                       -------------------------

Finished goods.........................................    $109,878     $86,256
Work-in-process........................................       7,982       3,574
Raw materials..........................................      51,390      30,089
In-transit materials...................................      29,090      11,849
Storeroom parts........................................      11,867       9,971
                                                       -------------------------
                                                           $210,207    $141,739
                                                       =========================

Finished goods at December 31, 2002 and 2001 include $2,705,000 and $3,353,000, respectively, of customer-obligated inventory.

8. Property, Plant and Equipment
--------------------------------------------------------------------------------

Property, plant and equipment at December 31, 2002 and 2001, consist of the following (in thousands):

                                                           2002        2001
                                                       -------------------------

Land...................................................      $5,358      $4,097
Land and leasehold improvements........................       5,532       3,659
Buildings..............................................      64,047      54,547
Transportation equipment...............................       4,287       4,174
Machinery and equipment................................     193,298     174,502
Computer software......................................      19,393      16,611
Furniture and fixtures.................................       4,741       4,000
                                                       -------------------------
                                                            296,656     261,590
Less accumulated depreciation..........................    (117,412)   (103,329)
                                                       -------------------------
                                                           $179,244    $158,261
                                                       =========================

Property, plant and equipment held in use by the Company are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable.

9. Income Taxes
--------------------------------------------------------------------------------

The jurisdictional components of income from continuing operations before income taxes for the years ended December 31, 2002, 2001 and 2000 are as follows (in thousands):

                                               2002        2001        2000
                                           -------------------------------------

Domestic...................................     $(7,797)    $24,556      $3,979
Foreign....................................      14,324      35,910      29,484
                                           -------------------------------------
                                                 $6,527     $60,466     $33,463
                                           =====================================

The components of the provision (benefit) for income taxes for the years ended December 31, 2002, 2001 and 2000 are as follows (in thousands):

                                               2002        2001        2000
                                           -------------------------------------

Current:
 Federal...................................      $1,015      $8,107      $3,282
 State.....................................         (89)        264          67
 Foreign...................................       7,617      14,234      11,680
                                           -------------------------------------
                                                  8,543      22,605      15,029
                                           -------------------------------------

Deferred:
 Domestic..................................      (2,686)      1,254        (148)
 Foreign...................................      (2,443)     (2,631)       (145)
                                           -------------------------------------
                                                 (5,129)     (1,377)       (293)
                                           -------------------------------------
                                                 $3,414     $21,228     $14,736
                                           =====================================

The difference between the effective income tax rate and the U.S. federal income tax rate for the years ended December 31, 2002, 2001 and 2000 is explained as follows (in thousands):

                                               2002        2001        2000
                                           -------------------------------------

Provision at U.S. statutory tax rate.......      $2,284     $21,163     $11,745
State and local taxes, net of federal tax
 benefit...................................         (89)        280          67
Taxes on foreign income in excess of U.S.
  statutory rate...........................         160          41           -
Taxes on foreign dividend..................       1,776         525           -
Alternative minimum tax....................           -           -          81
Increase (decrease) in valuation
 allowances................................      (1,001)     (1,376)        660
Nondeductible expenses (income)............        (426)       (449)      1,910
Other......................................         710       1,044         273
                                           -------------------------------------
                                                 $3,414     $21,228     $14,736
                                           =====================================

Temporary differences which give rise to deferred tax assets and liabilities at December 31, 2002 and 2001 are as follows (in thousands):

                                                           2002        2001
                                                       -------------------------

Deferred tax assets:
 Various accrued liabilities and reserves..............      $7,277      $4,560
 Net operating loss carryforwards......................       2,406       2,402
 Alternative minimum tax carryforwards.................       5,452       4,022
 Foreign tax credit carryforwards......................      11,342       3,341
 Pension plan..........................................         331           -
 Asset valuations......................................       1,544         993
 Valuation allowances:
  Net operating loss carryforwards.....................           -      (1,001)
  Foreign tax credit carryforwards.....................      (8,349)     (3,341)
                                                       -------------------------
  Total deferred tax assets............................      20,003      10,976
Deferred tax liabilities:
 Accelerated depreciation..............................      15,380      10,894
 Pension plan..........................................           -         216
 Asset valuations......................................           -         682
                                                       -------------------------
  Total deferred tax liabilities.......................      15,380      11,792
                                                       -------------------------
  Net deferred tax assets (liabilities)................      $4,623       $(816)
                                                       =========================

                                      [37]

Maverick  had  alternative  minimum  tax  credit   carryforwards  of  $5,452,000
available for income tax purposes at December 31, 2002. These carryforwards do not expire.

At December 31, 2002, Maverick had net operating loss carryforwards with a tax value of $2,406,000. Management's assessment is that the character and nature of future taxable income will allow the Company to realize the full amount of the tax benefits of the net operating loss carryforwards before they expire in 2019 and 2020 and accordingly reversed in 2002 the $1,001,000 previously recorded valuation allowance against the net operating loss carryforwards.

At December 31, 2002, Maverick had $11,342,000 of foreign tax credit carryforwards. Maverick has placed a valuation allowance of $8,349,000 against these foreign tax credit carryforwards to reflect the amount that is more likely than not to be realized in the future. Income tax expense provided on undistributed foreign earnings is fully offset by foreign tax credits associated with these earnings. At December 31, 2001, the Company had $3,341,000 of foreign tax credits with an offsetting valuation allowance.

10. Defined Contribution Plans
--------------------------------------------------------------------------------

The Company sponsors three defined contribution 401(k) plans that are available to all U.S. employees. The plans may be amended or terminated at any time by the Board of Directors. The Company, although not required to, has provided matching contributions to the plans for the years ended December 31, 2002, 2001 and 2000 of $927,000, $878,000 and $849,000, respectively.

The Company also sponsors two deferred compensation plans covering certain Maverick officers and key employees. One plan provides for discretionary contributions based solely upon the Company's profitability and the individuals' gross wages. The other plan provides for fixed contributions for certain officers of the Company. The Company contribution to these plans for the years ended December 31, 2002, 2001 and 2000 was $45,000, $45,000 and $60,000,
respectively.

11. Defined Benefit Plans
--------------------------------------------------------------------------------

Prudential sponsors two pension plans (Hourly Plan and Salary Plan) and a postretirement benefit plan for substantially all of its Canadian employees and a supplemental executive retirement plan (SERP) for certain former key Prudential executives. A reconciliation of changes in the plans' benefit obligations, fair value of assets and statement of funded status for the years ended December 31, 2002 and 2001, is as follows (in thousands):

                                   Pension Benefits          Postretirement
                                        and SERP              Benefit Plan
                               -------------------------------------------------
                                   2002        2001        2002        2001
                               -------------------------------------------------

Change in benefit obligation:
 Benefit obligation at
  beginning of year............     $29,375     $25,325      $1,312      $1,070
 Service cost..................       1,048         909          45          30
 Interest cost.................       1,963       1,733          88          69
 Plan amendments...............         741       1,438           -           -
 Actuarial loss................          70       2,518          27         241
 Benefits paid.................      (1,048)     (1,112)        (42)        (38)
 Foreign currency
  translation change...........         241      (1,436)         11         (60)
                               -------------------------------------------------
 Benefit obligation at end
  of year......................     $32,390     $29,375      $1,441      $1,312
                               =================================================

Change in fair value of plan
assets:
 Fair value of plan assets
  at beginning of year.........     $28,252     $33,138          $-          $-
 Employer contributions........         779         155           -          38
 Actual return on plan assets..      (1,737)     (2,045)          -           -
 Benefits paid.................      (1,048)     (1,112)          -         (38)
 Foreign currency translation
  change.......................         232      (1,884)          -           -
                               -------------------------------------------------
 Fair value of plan assets at
  end of year..................     $26,478     $28,252          $-          $-
                               =================================================

Funded status:
 Underfunded status at end
  of year......................     $(5,912)    $(1,123)    $(1,441)    $(1,312)
 Unrecognized actuarial loss...       8,867       5,228         224         200
 Unrecognized transition asset.      (5,064)     (5,535)        452         489
 Unrecognized prior service
  cost.........................       2,125       1,503           -           -
                               -------------------------------------------------
 Prepaid (accrued) benefit cost         $16         $73       $(765)      $(623)
                               =================================================

Amounts recognized in the
balance sheets:
 Prepaid benefit costs.........      $1,640      $1,531          $-          $-
 Accrued benefit liability.....      (5,870)     (3,823)       (765)       (623)
 Intangible asset..............       1,677       1,325           -           -
 Additional minimum pension
  liability....................       2,569       1,040           -           -
                               -------------------------------------------------
 Net amount recognized.........         $16         $73       $(765)      $(623)
                               =================================================

The Hourly Plan projected and accumulated benefit obligations of $14,347,000 at December 31, 2002 were in excess of the fair value of plan assets of $10,544,000 at December 31, 2002. The SERP projected and accumulated benefit obligations of $2,411,000 and $1,664,000 at December 31, 2002 and 2001, respectively, were unfunded. The fair value of plan assets for the Salary Plan was in excess of the projected and accumulated benefit obligations at December 31, 2002 and 2001.

                                      [38]

The provisions of SFAS No. 87, "Employers' Accounting for Pensions," require the recognition of an additional minimum liability and related intangible asset to the extent that accumulated benefits exceed plan assets. As of December 31, 2002, the Company recorded an adjustment to stockholders' equity of $2,569,000, which was required to reflect the Company's minimum liability.

Benefit costs consist of the following for the years ended December 31, 2002, 2001 and 2000 (in thousands):

                                               2002        2001        2000
                                           -------------------------------------


Pension benefit costs:
Service cost...............................      $1,048        $909        $915
Interest cost..............................       1,963       1,733       1,653
Expected return on plan assets.............      (1,985)     (2,154)     (2,115)
Amortization of prior service cost.........         131         130          18
Amortization of transition (asset)
 obligation................................        (518)       (513)        (77)
Recognized net actuarial gain..............         197         (19)          -
                                           -------------------------------------
                                                   $836         $86        $394
                                           =====================================

                                               2002        2001        2000
                                           -------------------------------------

Postretirement benefit plan costs:
Service cost...............................         $45         $30         $31
Interest cost..............................          88          69          69
Recognized net actuarial loss..............          46          41          42
                                           -------------------------------------
                                                   $179        $140        $142
                                           =====================================

The prior service costs are amortized on the straight-line basis over the average remaining service period of active participants. Gains and losses are amortized over the average remaining service period of active participants.

The weighted average assumptions used in accounting for the Company's plans at December 31, 2002 and 2001, are as follows:

                                                            Postretirement
                                    Pension Benefits         Benefit Plan
                               -------------------------------------------------
                                   2002        2001        2002        2001
                               -------------------------------------------------

Discount rate..................        6.50%       6.75%       6.50%       6.50%
Expected return on plan assets.        7.00%       7.00%          -           -
Rate of compensation increase..        4.25%       4.25%          -           -

For measurement purposes, a 5.25% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2003. The rate was assumed to decrease gradually each successive year until it reaches 4.50%.

Assumed health care cost trend rates have a significant effect on the amounts reported for a postretirement health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effect (in thousands):

                                                        1% Increase  1% Decrease
                                                       -------------------------


Effect on total service and interest cost components...         $27         $21
Effect on accumulated postretirement benefit
 obligations...........................................        $231        $187

12. Segment Information
--------------------------------------------------------------------------------

The following table sets forth data (in thousands) for the years ended December 31, 2002, 2001 and 2000 for the reportable industry segments of Maverick Tube L.P., Precision and Prudential. Identifiable assets are those used in the Company's operations in each segment.

On December 31, 2002, the Company acquired net assets of $130,400,000 (including goodwill of $50,053,000) of the tubular division of The LTV Corporation. The assets have been initially included in the Corporate segment as of December 31, 2002, pending permanent assignment by the Chief Operating Decision Maker to the appropriate operating segment.

                                 Maverick
                                 Tube L.P.  Precision   Prudential   Corporate     Total
                               -------------------------------------------------------------
Year Ended December 31, 2002

Net sales......................    $272,061     $29,130    $151,722          $-     $452,913
Operating income (loss)........       3,162        (702)      8,028           -       10,488
Identifiable assets............     253,490      71,331     117,120     153,942      595,883
Goodwill.......................           -      43,131           -      50,053       93,184
Depreciation and amortization..      13,249         657       2,691       3,357       19,954
Capital expenditures...........      13,332       1,298       4,411       3,768       22,809

Year Ended December 31, 2001

Net sales......................    $344,278          $-    $200,655          $-     $544,933
Operating income...............      30,941           -      32,615           -       63,556
Identifiable assets............     212,531           -     127,206      17,710      357,447
Depreciation and amortization..       8,571           -       4,878       1,392       14,841
Capital expenditures...........      18,803           -       1,301       5,680       25,784

Year Ended December 31, 2000

Net sales......................    $301,700          $-    $260,323          $-     $562,023
Operating income...............      14,664           -      33,229           -       47,893
Identifiable assets............     223,634           -     152,198      14,986      390,818
Depreciation and amortization..       6,357           -       4,812       1,433       12,602
Capital expenditures...........      40,553           -       8,055       3,172       51,780

                                      [39]

The following table sets forth the energy and industrial product sales for the years ended December 31, 2002, 2001 and 2000 (in thousands).

                                               2002        2001        2000
                                           -------------------------------------

Energy product sales.......................    $373,031    $459,502    $460,798
Industrial product sales...................      79,882      85,431     101,225
                                           -------------------------------------
                                               $452,913    $544,933    $562,023
                                           =====================================

The Company had intersegment sales of $10,664,000, $18,782,000 and $424,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Prudential's facility located in Calgary, Alberta, operates under a collective bargaining agreement that covers approximately 73% of all Prudential employees. The collective bargaining agreement expires on December 31, 2003.

Facilities acquired as part of the assets and certain liabilities of the tubular division of The LTV Corporation acquisition, which are located in Youngstown, Ohio; Elyria, Ohio; Ferndale, Michigan; and Counce, Tennessee, operate under several collective bargaining agreements. Collective bargaining agreements cover approximately 53% of all the tubular division of The LTV Corporation employees. The collective bargaining agreements expire on November 15, 2005.

13. Operating Leases
--------------------------------------------------------------------------------

The Company rents office facilities and equipment under various operating leases. Future minimum payments under noncancelable operating leases with initial or remaining terms in excess of one year are as follows at December 31, 2002 (in thousands):

           2003....................................................      $3,623
           2004....................................................       2,716
           2005....................................................       2,498
           2006....................................................       2,037
           2007....................................................       1,663
                                                                   -------------
                                                                        $12,537
                                                                   =============

Rent expense for all operating leases was $4,103,000, $4,356,000 and $3,780,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

14. Contingencies
--------------------------------------------------------------------------------

Various claims, incidental to the ordinary course of business, are pending against the Company. In the opinion of management, after consultations with legal counsel, resolution of these matters is not expected to have a material effect on the accompanying financial statements.

15. Stock Option Plans
--------------------------------------------------------------------------------

The Company sponsors two employee stock option plans (the "1990 Plan" and the "1994 Plan") allowing for incentive stock options and non-qualified stock options. In addition, the Company sponsors two stock option plans for eligible directors (the "1994 Director Plan" and the "1999 Director Plan") allowing for non-qualified stock options. Lastly, the Company sponsors a combined employee and director stock option plan (the "Prudential Plan") allowing for incentive stock options and non-qualified stock options. These plans have been approved by the stockholders of the Company and no options have been granted by the Company outside of these plans. The 1990 Plan, 1994 Plan, 1994 Director Plan, 1999 Director Plan and Prudential Plan provide that 340,000, 1,500,000, 200,000, 300,000 and 650,187 shares, respectively, may be issued under the plans at an option price not less than the fair market value of the stock at the time the option is granted. The 1990 Plan, the 1994 Director Plan and Prudential Plan expired on December 2000, November 1999 and September 2000, respectively, and thus no further options are available for future grants. The 1994 Plan and the 1999 Director Plan expire in November 2004. The options vest pursuant to the schedule set forth for each plan. In general, the options issued under the 1994 and 1999 Director Plans vest six months from the date of grant and the options issued under the 1990 Plan, 1994 Plan and Prudential Plan vest ratably over periods ranging from one year to five years. At December 31, 2002 and 2001, 278,418 and 646,918 shares were available for grant under all of the option plans.

The Company grants stock options for a fixed number of shares to directors and employees with an exercise price equal to the fair value of the shares at the time of the grant. Accordingly, the Company has not recognized compensation expense for its stock option grants. The fair value of the options granted for the years ended December 31, 2002, 2001 and 2000 was determined to be $2,779,000, $1,474,000 and $3,546,000, respectively.

For the purposes of the pro forma disclosures in Note 1, the estimated fair value of the options is recognized as compensation expense over the options' vesting period. The fair value of the options granted was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for the years ended December 31, 2002, 2001 and 2000, respectively: risk-free interest rate of 3.82%, 4.90% and 5.97%; no dividend payments expected; volatility factors of the expected market price of the Company's common stock of 0.656, 0.678 and 0.672; and a weighted average expected life of the options of 3.9 years, 8.3 years and 8.3 years.

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

                                      [40]

The following table summarizes option activity and related information for the years ended December 31, 2002, 2001 and 2000:

                                                          Weighted
                                              Shares      Average     Weighted
                                               Under      Exercise    Average
                                              Option       Price     Fair Value
                                           -------------------------------------

Options outstanding at December 31, 1999...   1,461,431       $7.69
Options exercised..........................    (219,503)       6.26
Options forfeited..........................     (26,500)       7.13
Options granted............................     303,009       16.24      $11.70
                                           -------------------------------------

Options outstanding at December 31, 2000...   1,518,437        9.61
Options exercised..........................    (300,724)       8.21
Options forfeited..........................     (55,750)      15.40
Options granted............................     100,000       24.40      $14.74
                                           -------------------------------------

Options outstanding at December 31, 2001...   1,261,963       10.98
Options exercised..........................    (180,940)       6.11
Options forfeited..........................     (55,650)      20.41
Options granted............................     410,000       13.28       $6.78
                                           -------------------------------------

Options outstanding at December 31, 2002...   1,435,373      $11.89
                                           ========================

The following table summarizes information about fixed stock options outstanding at December 31, 2002:

                                      Options Outstanding                         Options Exercisable
                       --------------------------------------------------  --------------------------------
                       Weighted Average Weighted Weighted
     Range of                            Remaining          Average                           Average
  Exercise Price        Options      Contractual Life    Exercise Price      Options       Exercise Price
-----------------------------------------------------------------------------------------------------------
      $4.00 -  $5.88       177,333          2.4 years             $4.89         177,333             $4.89
      $6.63 -  $8.75       377,218          5.9 years             $7.04         253,711             $7.04
     $10.24 - $24.40       880,822          7.2 years            $15.38         307,792            $19.19
-----------------------------------------------------------------------------------------------------------
      $4.00 - $24.40     1,435,373          6.3 years            $11.89         738,836            $11.58
===========================================================================================================

16. Capital Stock
--------------------------------------------------------------------------------

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

As long as any exchangeable shares of Maverick Tube (Canada) Inc. are outstanding, the Special Voting Stock may not be redeemed, the number of shares comprising the Special Voting Stock shall not be increased or decreased and no other term of the Special Voting Stock shall be amended, except upon the unanimous approval of all common stockholders of the Company. If the Special Voting Stock is purchased or otherwise acquired by the Company, it shall be deemed retired and cancelled. Thereafter, it will become an authorized but unissued and undesignated preferred share of the Company.

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

18. Subsequent Events
--------------------------------------------------------------------------------

On February 19, 2003, the Company signed an agreement to purchase all of the capital stock of SeaCAT Corporation, a privately held, Houston based, coiled tubular goods manufacturer, for a purchase price of $4,000,000 cash, a $5,000,000 secured 11.0% subordinated note and 733,676 shares of common stock of Maverick. The purchase price is subject to an earn-out over a three-year period with a maximum of $250,000 per year. The acquisition is expected to close during the first quarter of 2003. Pro forma information has not been included herein because the SeaCAT Corporation is not considered a significant subsidiary.

                                      [41]

19. Quarterly Financial Data (Unaudited)
--------------------------------------------------------------------------------

The results of operations by quarter for calendar years ended December 31, 2002 and 2001, were as follows (in thousands):

Quarter Ended                                March 31,   June 30,  September 30, December 31,
                                               2002        2002        2002         2002
                                           -------------------------------------------------
Net sales..................................    $103,923(1) $106,454(1)  $117,696(1) $124,840(1)
Gross profit...............................      11,627(2)   12,227       11,056       8,087
Income (loss) from continuing
 operations before extraordinary
 items.....................................       2,066(3)      980          636(3)     (569)(3,6)
Income (loss) before extraordinary
 items.....................................       2,584         980          636        (569)
Net income (loss)..........................       2,357(4,5)    980          636        (569)
Basic earnings (loss) per share
 from continuing operations before
 extraordinary items.......................        0.06        0.03         0.02       (0.01)
Basic earnings (loss) per share
 before extraordinary items................        0.08        0.03         0.02       (0.01)
Basic earnings (loss) per share............        0.07        0.03         0.02       (0.01)
Diluted earnings (loss) per share
 from continuing operations before
 extraordinary items.......................        0.06        0.03         0.02       (0.01)
Diluted earnings (loss) per share
 before extraordinary items................        0.08        0.03         0.02       (0.01)
Diluted earnings (loss) per share..........        0.07        0.03         0.02       (0.01)

Quarter Ended                                March 31,   June 30,  September 30, December 31,
                                               2001        2001        2001         2001
                                           -------------------------------------------------

Net sales..................................    $158,787(1) $138,779(1)  $139,576(1) $107,791(1)
Gross profit...............................      31,081      30,991       26,554      14,464
Income (loss) from continuing
 operations................................      15,024      14,430       11,459(7)   (1,675)(3)
Net income (loss)..........................       3,827(4)   14,430       11,459      (1,675)
Basic earnings (loss) per share
 from continuing operations................        0.45        0.43         0.34       (0.05)
Basic earnings (loss) per share............        0.11        0.43         0.34       (0.05)
Diluted earnings (loss) per share
 from continuing operations................        0.43        0.42         0.34       (0.05)
Diluted earnings (loss) per share..........        0.11        0.42         0.34       (0.05)

(1) The Company has reclassified freight revenue previously classified in cost of goods sold to net sales.
(2) The Company previously reported $681,000 ($436,000 net of tax) of additional costs related to closing the Longview, Washington, facility in gross profit in the March 31, 2002 Form 10-Q. This amount has since been recorded in the restructuring charge.
(3) During the quarter ended December 31, 2001, the Company recorded a restructuring charge for the write-down of property and equipment and accrual of other cash obligations of $8,061,000 ($5,573,000 net of tax) resulting from the planned closing of the Longview facility and the relocation of most of the facility's production equipment to Hickman, Arkansas. These costs reduced net income by $0.17 per share. During the quarters ended March 31, 2002 and December 31, 2002, the Company incurred additional costs related to the closing of the facility of $681,000 ($436,000 net of tax) and $861,000 ($551,000 net of tax), respectively. During the quarters ended March 31, 2002 and September 30, 2002, the Company reversed $312,000 and $44,000 of the initial accrual primarily as a result of a decision to retain certain employees.
(4) During the quarter ended March 31, 2001, the Company decided to discontinue its DOM business and recorded a $16,000,000 ($10,240,000 net of tax) charge to earnings. This charge reduced net income for the quarter by $0.32 per share. During the quarter ended March 31, 2002, the Company completed the sale of its DOM business and recorded income from the disposal of these assets of $768,000 ($518,000 net of tax). This sale increased net income for the quarter by $0.02 per share.
(5) During the quarter ended March 31, 2002, the Company incurred an extraordinary loss resulting from the establishment of its new revolving credit facility, due to the write-off of bank fees that had been previously deferred of $364,000 ($227,000 net of tax). These costs reduced net income by $0.01 per share.
(6) During the quarter ended December 31, 2002, the Company received a $2,709,000 partial recovery for the trade cases outstanding with the Department of Commerce. This recovery increased income from continuing operations before extraordinary items by $0.04 per share.
(7) During the quarter ended September 30, 2001, the Company recorded a charge of $1,500,000 ($960,000 net of tax) in connection with an unsuccessful acquisition. These costs decreased net income for the quarter ended September 30, 2001 by $0.03 per share.

                                      [42]

--------------------------------------------------------------------------------
                           MAVERICK TUBE CORPORATION
--------------------------------------------------------------------------------


Officers
--------------------------------------------------------------------------------

Gregg Eisenberg                           James A. Cowan
Chairman of the Board,                    Executive Vice President
President and                             and Chief Operating Officer
Chief Executive Officer

Pamela G. Boone                           T. Scott Evans
Vice President - Finance                  Senior Vice President -
and Administration, Treasurer,            Sales and Marketing
Secretary and Chief Financial
Officer

Sudhakar Kanthamneni                      Richard W. Preckel
Senior Vice President -                   Vice President - Strategic
Manufacturing and Technology              Services


Board of Directors
--------------------------------------------------------------------------------

Gregg Eisenberg                           C. Robert Bunch
Chairman of the Board,                    President and Chief Operating
President and Chief                       Officer of Input/Output, Inc.
Executive Officer

David H. Kennedy                          William E. Macaulay*
Independent energy consultant             Chairman and Chief Executive
and Director of Carbon Energy             Officer, First Reserve Corp., Director
Corporation and RBC Capital               of Weatherford International, Inc.,
Partners Energy Fund                      National-Oilwell, Inc. and Pride
                                          International, Inc. and Chairman
                                          of the Board, Dresser, Inc.

Wayne P. Mang                             C. Adams Moore
Non-Executive Chairman and                Independent consultant in steel
Director of Wainbee Holdings Ltd.         distribution and fabrication,
                                          Director of Fisher Tank Company

J. Donald Wilson
Vice President and Director of
Calgary Exhibition and Stampede


* Mr. Macaulay, who will retire in May 2003, will not stand for reelection as a director. Management and the Board of Directors want to express our heartfelt thanks to Mr. Macaulay for his 15 years of service on Maverick's Board and wish him the best of luck in the future. Mr. Macaulay's wisdom and business acumen have been instrumental to Maverick's growth.

                                      [43]

--------------------------------------------------------------------------------
HISTORICAL FINANCIAL INFORMATION
--------------------------------------------------------------------------------
The selected financial data for the Company set forth below for the years ended December 31, 2002, 2001 and 2000, for the three months ended December 31, 1999, and for the years ended September 30, 1999 and 1998, should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein.

                                                                                              Three Months
                                                                                                  Ended             Year Ended
(in thousands, except per share data)                       Year Ended December 31,            December 31,        September 30,
                                                        2002           2001         2000           1999          1999        1998
                                                  ----------------------------------------------------------------------------------
Statement of Operations Data:

Net sales.........................................     $452,913       $544,933      $562,023      $129,766     $317,121     $393,278
Cost of goods sold................................      409,916        441,843       488,397       118,060      298,379      340,857
                                                  ----------------------------------------------------------------------------------
Gross profit......................................       42,997        103,090        73,626        11,706       18,742       52,421
Selling, general and administrative...............       34,032     (1) 30,372        25,466         7,104       22,036   (2) 20,103
Restructuring charges.............................    (3) 1,186      (3) 8,061             -             -            -            -
Partial trade case relief.........................       (2,709)             -             -             -            -            -
Start-up costs....................................            -      (4) 1,101       (4) 267             -      (4) 283      (4) 775
                                                  ----------------------------------------------------------------------------------
Income (loss) from operations.....................       10,488         63,556        47,893         4,602       (3,577)      31,543
Transaction costs.................................            -              -    (5) 11,253             -            -            -
Interest expense..................................        3,961          3,090         3,177           256        1,868        1,658
                                                  ----------------------------------------------------------------------------------
Income (loss) from continuing operations before
 income taxes.....................................        6,527         60,466        33,463         4,346       (5,445)      29,885
Provision (benefit) for income taxes..............        3,414         21,228        14,736         2,112         (348)      10,587
                                                  ----------------------------------------------------------------------------------
Income (loss) from continuing operations..........        3,113         39,238        18,727         2,234       (5,097)      19,298
(Loss) from operations of discontinued DOM
 facility, less applicable income tax benefit (6).            -           (957)       (2,162)         (687)      (2,237)           -
Gain (loss) on disposal of DOM facility (6).......          518        (10,240)            -             -            -            -
                                                  ----------------------------------------------------------------------------------
Income (loss) before extraordinary items..........        3,631         28,041        16,565         1,547       (7,334)      19,298
Extraordinary items...............................         (227)             -             -             -            -            -
                                                  ----------------------------------------------------------------------------------
Net income (loss).................................       $3,404        $28,041       $16,565        $1,547      $(7,334)     $19,298
                                                  ==================================================================================

Diluted earnings (loss) per share from
 continuing operations before extraordinary items.        $0.08          $1.15         $0.54         $0.07       $(0.16)       $0.61
                                                  ==================================================================================
Diluted earnings (loss) before extraordinary
 items............................................        $0.09          $0.82         $0.48         $0.05       $(0.24)       $0.61
                                                  ==================================================================================
Diluted earnings (loss) per share.................        $0.09          $0.82         $0.48         $0.05       $(0.24)       $0.61
                                                  ==================================================================================

Average shares deemed outstanding.................       38,492         34,117        34,525        32,638       31,160       31,569
                                                  ==================================================================================

Other Data:
Depreciation and amortization.....................      $19,954        $14,841       $12,602        $3,064      $10,895       $8,553
Capital expenditures..............................       22,809         25,784        51,780        18,004       16,288       43,151

Balance Sheet Data:
(End of period)
Working capital...................................     $201,195       $142,316      $118,828      $108,632      $93,586     $108,343
Total assets......................................      595,883        357,447       390,818       323,255      289,241      258,201
Current maturities of long-term debt..............        2,977            938           866           723          708          653
Short-term revolving credit facility..............            -          3,219        20,766        10,067       10,067        6,133
Long-term revolving credit facility...............      132,927         62,000        62,038        27,150       31,000       27,400
Other long-term debt (less current maturities)....        2,742          5,991         6,929         7,300        7,518        8,226
Stockholders' equity..............................      338,286        225,383       213,256       200,566      166,774      173,146

(1) Includes a charge of $1,500,000 in connection with an unsuccessful acquisition.
(2)  Includes a write-down of software costs of $1,605,000.
(3) The Company recorded a restructuring charge for the write-down of property and equipment and accrual of other cash obligations of $1,186,000 and $8,061,000 for the years ended December 31, 2002 and 2001, respectively, resulting from the closing of the Longview facility and the relocation of most of that facility's production equipment to Hickman, Arkansas.
(4) Represents the operating loss of the Company's large diameter pipe and tubing facility which began operations in October 2000 and the Longview facility, which began operations in December 1998.
(5) In connection with the Prudential combination, the Company recorded transaction costs of $11,253,000 for the year ended December 31, 2000. Transaction costs include investment banking, legal, accounting, printing, severance pay and other costs directly related to the combination.
(6)  The Company decided to discontinue its DOM business during 2001.

                                      [44]