Form 10-K, Exhibit 13
period 2003-12-31
MAVERICK TUBE CORPORATION
filed 2004-03-08
CIK 869087

                                                                      Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As used herein, Maverick Tube Corporation and its direct and indirect wholly-owned subsidiaries are collectively referred to as "the Company," whereas "Maverick" is referred to as the Company exclusive of its subsidiaries:
Prudential Steel Ltd. ("Prudential"), Precision Tube Holding Corporation ("Precision"), the tubular division of the former LTV Corporation ("Republic Conduit") and SeaCAT Corporation ("SeaCAT"). Also, unless the context otherwise requires, the terms "we," "us" or "our" refer to the Company.

Certain statements contained in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this report regarding matters (including statements as to beliefs or expectations) that are not historical facts are forward-looking statements, as that term is defined under the Private Securities Litigation Reform Act of 1995. Because such forward-looking statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. For example, uncertainty continues to exist as to future levels and volatility of oil and gas price expectations and their effect on drilling levels and demand for our energy-related products, the future impact of industry-wide draw-downs of inventories, future import levels and the value of the U.S. dollar. Also, uncertainty continues to exist as to future purchased steel cost (our principal raw material, representing approximately two-thirds of cost of goods sold).

It is not possible to foresee or identify all factors that could have a material and negative impact on the future financial performance of the Company. The forward-looking statements in this report are based on certain assumptions and analyses we have made in light of our experience and perception of historical conditions, expected future developments and other factors we believe appropriate under the circumstances. Further information covering issues that could materially affect our financial performance is contained in the "Risk Factors" section of our Annual Report on Form 10-K for the year ended December 31, 2003. This information can be found on the Company's Web site at www.maverick-tube.com.

The market data and other statistical information used throughout this report are based on independent industry publications, government publications, reports by market research firms or other published independent sources. Some data is also based on our good faith estimates that are derived from our review of internal surveys as well as the independent sources listed above. Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness.

All amounts are expressed in U.S. dollars unless otherwise indicated.

OVERVIEW

General

Maverick Tube Corporation is a leading North American producer of welded tubular steel products used in energy and industrial applications. We are the largest producer of oil country tubular goods (sometimes referred to as OCTG) and line pipe products for use in newly drilled oil and gas wells and for transporting oil and natural gas. We primarily sell these products to distributors in the U.S. and Canada. Over the past two years, we expanded our business into coiled tubing products with our acquisitions of Precision and SeaCAT. These two acquisitions added $55.3 million of sales to our consolidated operations during 2003. Coiled tubing products are used primarily to maintain existing wells and to complete new wells. We sell coiled tubing to customers throughout North America and internationally. OCTG, line pipe and coiled tubing products comprise our energy product line. We generated approximately 70.3% of our revenue by supplying products to the energy business during 2003.

We also manufacture structural tubing, also known as hollow structural sections or HSS, standard pipe and pipe piling. In January 2003, we entered the steel electrical conduit business with our acquisition of Republic Conduit. This acquisition added $197.9 million of sales to our consolidated operations during 2003. Structural tubing, standard pipe, pipe piling and steel electrical conduit products comprise our industrial product line. We sell these industrial products to service centers, fabricators and end-users.

Business Acquisitions

On March 29, 2002, we completed the purchase of all the common stock of Precision, a then privately held, Houston based, coiled tubular goods manufacturer, in exchange for $60.7 million cash and 200,000 of our common shares.

On December 31, 2002, we acquired the assets and certain liabilities of Republic Conduit for $119.9 million cash. In February 2003, we announced the closure of the Youngstown, Ohio, operating facility and the divisional headquarters of Republic Conduit also located in Youngstown, Ohio. As a result, we recorded exit costs of $2.8 million in 2003 as part of the purchase price allocation of Republic Conduit.

On February 28, 2003, we completed the acquisition of SeaCAT, a then privately held, Houston based, coiled tubular goods manufacturer, in exchange for $4.0 million cash, a $5.0 million secured, 11.0% subordinated note and 733,676 shares of common stock of the Company. The purchase price could be further increased by up to an additional $0.5 million if SeaCAT achieves certain performance targets through 2005.

The aggregate purchase price for these three acquisitions was approximately $195.5 million and their combined annual sales for 2003 were $253.2 million. These acquisitions were accounted for as purchase business combinations and the financial statements have been consolidated from the dates of the acquisitions.

ENERGY PRODUCTS DEMAND AND CONSUMPTION

Demand for our energy-related products depends primarily upon the number of oil and natural gas wells being drilled, completed and worked over in the U.S. and Canada and the depth and drilling conditions of these wells. The levels of these activities are primarily dependent on oil and natural gas prices. Many factors, such as the supply and demand for oil and natural gas, general economic conditions and global weather patterns influence, these prices. As a result, the future level and volatility of oil and natural gas prices are uncertain. In addition, seasonal fluctuations impact our customers and the demand for our products to some extent. For instance, weather conditions during the first half of the year make drilling more difficult in the U.S., while the second and third quarters are more difficult in western Canada. Consequently, drilling activity and the corresponding demand for our products are lower at these times in these respective regions.

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

The following table illustrates certain factors related to industry-wide drilling activity, energy prices, OCTG consumption, shipments, imports and inventories for the periods presented:

                                            YEAR ENDED DECEMBER 31,
                                       2003             2002               2001
                                     -------------------------------------------
U.S. MARKET ACTIVITY:
Average rig count                     1,031              831               1,157
Average U.S. energy prices:
Oil per barrel (West Texas
  Intermediate)                      $31.26           $26.18              $26.11
Natural gas per MCF
  (Average U.S.)                      $5.50           $ 3.29              $ 4.02

U.S. OCTG CONSUMPTION:
(in thousands of tons)
U.S. producer shipments               1,828            1,465               1,993
Imports                                 778              490                 904
Inventory (increase)/decrease            (1)             209                  15
Used pipe                                94               93                  79
                                     -------------------------------------------
  Total U.S. Consumption              2,699            2,257               2,991
                                     ===========================================

CANADIAN MARKET ACTIVITY:
Average rig count                       372              262                 341
Average Canadian energy prices:
Natural gas per U.S. $ per MCF
  (Average Alberta spot price)       $ 4.72           $ 2.67              $ 4.19

CANADIAN OCTG CONSUMPTION:
(in thousands of tons)
Canadian producer shipments             549              410                 464
Imports                                 355              195                 222
Inventory (increase)/decrease           (99)              (3)                 70
                                     -------------------------------------------
  Total Canadian consumption            805              602                 756
                                     ===========================================

The U.S. rig count in the table is based on weekly rig count reporting from Baker Hughes, Inc. Energy prices in the table are monthly average period prices as reported by Spears and Associates for West Texas Intermediate grade crude oil and the average U.S. monthly natural gas cash price as reported by Natural Gas Week. Imports are as reported by Duane Murphy and Associates in "The OCTG Situation Report." Inventory (increase)/decrease is our estimate based upon independent research by Duane Murphy and Associates. Used pipe quantities are calculated by multiplying 8.3 recoverable tubing and casing tons by the number of abandoned oil and gas wells. U.S. consumption of OCTG is our estimate based on estimated per rig consumption of OCTG multiplied by the Baker Hughes rig count. U.S. producer shipments are our estimates calculated based on the components listed above.

The Canadian rig count in the table is based on weekly rig count reporting from Baker Hughes, Inc. Energy prices in the table are the average Alberta natural gas spot price. Imports are as reported by Statistics Canada. Inventory (increase)/decrease is our estimate based upon data reported by Statistics Canada. Canadian producer shipments are reported by Statistics Canada Steel Pipe and Tube Report.

According to published industry reports, average U.S. drilling increased by 24.1% from 2002 to 2003, averaging approximately 1,031 rigs, with gas-related drilling increasing by 26.0% and oil-related drilling increasing by 14.6%. The average rig count for the fourth quarter of 2003 was 1,109 with the rig count level increasing to 1,114 at December 31, 2003. Average U.S. natural gas prices and oil prices increased during 2003 by 67.2% and 19.4%, respectively. Such increases throughout the year in the U.S. had a positive effect on drilling levels in 2003.

According to published industry reports, average Canadian drilling increased by 42.0% from 2002 to 2003, averaging approximately 372 rigs. The average rig count for the fourth quarter of 2003 was 408 with the rig count level increasing to 417 at December 31, 2003. Average Canadian natural gas prices and oil prices increased during 2003 by 76.8% and 19.4%, respectively. Such increases throughout the year in Canada had a positive effect on drilling levels in 2003.

Imports into the U.S. remained high during 2003, increasing from a 21.7% market share in 2002 to a 28.8% market share in 2003. During 2003, U.S. industry inventory increases were relatively minor. During 2002, U.S. industry inventory decreases adversely affected U.S. producer shipments by satisfying an estimated 9.3% of consumption. We believe as of December 31, 2003, U.S. industry inventory was below historical levels in relation to demand, as inventory months of supply decreased 18.9%, from 5.3 months supply at December 31, 2002 to 4.3 months supply at December 31, 2003.

As a result of increased drilling activity, we estimate total U.S. producer shipments increased by 24.8% in 2003 as compared to 2002. During that same period, our shipments of U.S. OCTG increased 37.2% and our export sales, primarily to Canada, increased by 140.2%. We estimate our domestic OCTG market share increased from 18.9% during 2002 to 20.7% during 2003. The 20.7% market share we captured during 2003 was higher than the market share we have captured historically. We believe this is partially due to our customers being generally more active. Our customers typically use our electric resistance welded products in shallow wells as opposed to seamless products used in deeper wells. Shallow well drilling was more active in 2003 when compared to the deeper well drilling.

Imports into Canada increased during 2003 from a 32.4% market share in 2002 to a 44.1% market share in 2003. During 2003, Canadian producer shipments of OCTG increased 33.9%. Domestic shipments in Canada were adversely impacted by these low-priced imports. During 2003, Canadian industry inventories increases added 12.3% to total Canadian OCTG consumption. During 2002, Canadian inventory increases were relatively minor.

As a result of the increased drilling activity, we estimate total Canadian consumption increased by 33.7% in 2003 as compared to 2002. During that same period, our shipments of Canadian OCTG increased 29.0%. However, we estimate our Canadian OCTG market share of domestic shipments decreased from 39.7% during 2002 to 36.3% during 2003. The 36.3% market share we captured during 2003 was slightly lower than the market share we have captured historically. We believe this is due to our focus on increasing our selling prices throughout the year in a more aggressive manner than our competitors and the larger share of the market captured by imports.

Coiled down-hole tubing is primarily used to service existing oil and gas wells to reestablish well production and extend well life. Commodity pricing and industry cash flow are primary drivers of well service work and demand for coiled down-hole tubing. Industry cash flows increased throughout the year primarily due to increasing demand and higher crude oil and natural gas prices. U.S. well service and work-over expenditures were up 6.9% in 2003, with well service and well work-over rigs up by a similar amount. However, the overall number of jobs was down slightly to 506,600 jobs. For 2004, U.S. well service and work-over spending is forecasted to rise another 5.0%, with rig activity up by 1.0% and jobs up incrementally to 508,700. We expect our well service revenues will increase at least 5.0%, in line with industry expenditures.

Canadian expenditures on well service and work-over were up 13.1% in 2003 and rig activity was up 13.2%. Jobs were up only 3.3%. Forecasts for 2004 indicate expenditures will be up 8.2%, with rig activity and jobs up only 3.1% and 3.4%, respectively. Canadian service and work-over revenues should follow expenditures up at least 8.0% in 2004.

Published information suggests that U.S. demand for line pipe 16-inch and under increased during 2003 by an estimated 0.7%. Domestic shipments decreased by 15.6% as the import market share increased from 35.1% to 45.7%. Canadian demand for line pipe also increased during 2003 by an estimated 73.2% with domestic shipments up by 94.0% as the import market share decreased from 45.9% to 34.1%. 2002 was a very weak year for the Canadian line pipe market.

Coiled line pipe and umbilical tubing are primarily used in offshore, sub-sea applications where continuous lengths of steel line pipe are used as flow lines and umbilical tubing is used as sheathing for sub-sea well controls. Coiled line pipe is a more cost-effective application compared to traditional jointed line pipe as it allows for much more rapid installation, which reduces overall installed costs. Published reports indicate U.S. offshore spending was down 2.8% in 2003 as many offshore projects continue to be deferred. We expect this will continue to impact 2004 sales in this segment.

INDUSTRIAL PRODUCTS DEMAND AND CONSUMPTION

Given the numerous applications for our industrial products, sources of demand for these products are diverse. Demand depends on the general level of economic activity in the construction, transportation, agricultural, material handling and recreational market segments, the use of structural tubing as a substitute for other structural steel forms, such as I-beams and H-beams, and draw-downs of existing customer inventories.

We estimate the U.S. demand for structural tube products (commonly referred to as hollow structural sections or HSS) of the type we produce increased by 9.8% in 2003 as compared to 2002 and total U.S. producer shipments increased by 11.4% as import market share declined from 22.5% to 21.4%. During that same period, our U.S. shipments of HSS increased 2.3%. We estimate our domestic market share decreased from 9.8% to 9.0%. We believe this is due to our focus on increasing our selling prices throughout the year.

On December 31, 2002, we acquired Republic Conduit and expanded our industrial product line into electrical conduit. Electrical conduit is primarily used as sheathing for electrical and computer wiring in industrial, commercial and institutional construction, which are classified as non-residential construction. As such, spending on non-residential construction primarily influences electrical conduit demand. According to published reports, as a result of continued weak economic growth, non-residential construction expenditures were down an estimated 5.9% in 2003. As a result, total electrical conduit shipments were down approximately 8.3% in 2003. Republic Conduit shipments decreased only 2.3% during the same time frame. We estimate our market share increased from 32.9% to 35.1%. We believe that this increase was due to the recapturing of market share lost while Republic Conduit's former parent was in bankruptcy.

Published forecasts call for a 4.6% increase in non-residential construction activity in 2004, which reflects forecasts of U.S. gross domestic product increases in 2004. Management expects conduit shipments to increase in a similar range due to both construction and economic growth in 2004. Maverick and three other domestic producers manufacture most of the electrical conduit consumed in the U.S. The import and export markets for electrical conduit are limited because this light-walled product is easily damaged during shipping.

Standard pipe is used in a variety of applications for transporting fluids such as water and steam and structural applications in industrial and commercial buildings and industrial processing plants. Demand for standard pipe is primarily affected by general economic activity and non-residential construction expenditures. According to published reports, the U.S. standard pipe market demand decreased 4.3% in 2003, while total U.S. domestic producer shipments increased by 1.6%, and the import market share decreased from 37.4% to 33.6%.

Standard pipe prices tend to be very competitive and margins are typically thin. As forecasts for 2004 suggest a 4.6% increase in non-residential expenditures, aggregate standard pipe shipping volumes are expected to increase modestly in 2004. Our standard pipe shipments increased from 3,655 tons during 2002 to 43,862 tons during 2003, primarily as a result of our Republic Conduit acquisition. We estimate our market share increased from 0.3% to 2.7%. This increase was due to sales from our large diameter facility and from standard pipe shipments from the Republic Conduit acquisition.

PRICING AND COSTS OF OUR PRODUCTS

Pricing of our products was generally up during 2003 compared to 2002. Our U.S. OCTG product pricing increased 2.2% due to the increase in the average rig count level throughout 2003. Average pricing of our U.S. line and standard product pricing increased by 8.2% and 14.6%, respectively. Line and standard pipe pricing was up due to a different mix of products. Average pricing of our U.S. structural product increased by 1.0% due to increasing steel prices during the year. The average price of our conduit product declined from the first quarter of 2003 to the fourth quarter of 2003 by 2.2%. Pricing of our Canadian energy products and industrial products was up by 14.9% and 6.9%, respectively. Canadian prices were impacted by a 12.4% increase in the exchange rate.

We announced four spot U.S. OCTG price increases since the beginning of 2004 which have averaged approximately $180 per ton or 28.9%. In addition, we also announced steel surcharges in late December 2003, which continue to be applied to our U.S. energy, HSS, standard pipe and piling products. We are attempting to raise base prices on our conduit and Canadian energy products. These surcharges and price increases across all our product lines are designed to absorb the anticipated increase in the cost of our principal raw material. Given the mix of our U.S. alliance sales and volume of our Canadian OCTG business, the timing and the extent to which our price increases can be realized, are uncertain. No assurance can be given that we will be successful in implementing price increases sufficient to fully absorb the anticipated steel cost increases discussed below.

Average steel costs included in cost of goods sold increased during 2003 by $31 per ton, or 10.0% from $311 per ton to $342 per ton. The majority of this change resulted from our major supplier of steel effecting several price increases (partially offset by several price decreases) since January 1, 2002. As with any change in our cost of steel raw materials, we cannot be certain as to the timing or extent of which such change is realized. The base replacement cost of hot rolled steel at December 31, 2003 is approximately 14.0% above the average cost of goods sold per unit experienced during 2003. In December 2003, our steel suppliers implemented an unprecedented scrap surcharge based upon the American Metal Market's Consumer Buying Price for No. 1 Busheling. It is expected the surcharge will fluctuate based on scrap prices on a monthly basis. The surcharges for January, February, March and an estimate for April 2004 are $20 per ton, $60 per ton, $100 per ton and $120 per ton, respectively. We expect the replacement cost of steel to remain volatile throughout 2004. We estimate our April 2004 replacement cost of steel to be approximately 50% to 75% above the prevailing price experienced during 2003. However, the magnitude and timing of further steel costs changes are unknown at this time.

Purchased steel represents approximately two-thirds of our cost of goods sold. As a result, the steel industry, which is normally volatile and cyclical in nature, affects our business both positively and negatively. Numerous factors, most of which are beyond our control, drive the cycles of the steel industry and influence steel prices including the costs of raw material, general economic conditions, industry capacity utilization, import duties and other trade restrictions and currency exchange rates. Changes in steel prices have a significant impact on the margin levels of our energy products due to the fact that energy products pricing is driven by OCTG and line pipe demand and not steel costs. In addition, we depend on a few suppliers for a significant portion of our steel. The loss of one or more of our significant steel suppliers could affect our ability to produce our products and could have a material adverse effect on our business.

IMPACT OF MARKET CONDITIONS

The OCTG market conditions described above impacted our operations and our competitors significantly during 2003, as sales remained above normal levels throughout the year due to the increase in drilling activity. The increase in drilling levels during the year resulted in higher sales. Industry-wide inventory levels remained relatively flat and thus, had little impact on domestic shipments. As our recent experience indicates, oil and gas prices are volatile and can have a substantial effect on drilling levels and resulting demand for our energy-related products. Uncertainty also exists as to the future demand and pricing for our electrical conduit, HSS and other industrial-related products.

TRADE CASES

U.S. OCTG - The level of imports of OCTG, which has varied significantly over time, affects the U.S. and Canadian OCTG markets. We believe these import levels are affected by, among other things:

         -        North American and overall world demand for OCTG,

         - The trade practices of and government subsidies to foreign producers and

         - The presence or absence of antidumping and countervailing duties.

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

U.S. antidumping and countervailing duty orders may be revoked as a result of periodic "sunset reviews." An individual importer may also obtain revocation applicable only to itself under certain circumstances. In June 2000, the U.S. government completed sunset reviews of orders covering Canada and Taiwan and revoked both orders. In June 2001, the U.S. government completed sunset reviews of the orders covering Argentina, Italy, Japan, Korea and Mexico and kept those orders in place. However, those orders will be subject to a new sunset review beginning in 2005. If the orders covering imports from Argentina, Italy, Japan, Korea and Mexico are revoked in full or in part or the duty rates lowered, we could be exposed to increased competition from imports that could have a material adverse effect on our U.S. business. In addition, the Continued Dumping and Subsidy Offset Act ("CDSOA") was passed during 2000. This act allowed for the tariffs collected by the U.S. Customs Department to be dispersed to those companies that supported the original suit.

In March 2002, an antidumping petition was filed with the U.S. government covering OCTG from Austria, Brazil, China, France, Germany, India, Indonesia, Romania, South Africa, Spain, Turkey, Ukraine and Venezuela. On May 10, 2002, the U.S. government voted to end this case. As a result of this ruling, there was not any additional import relief for OCTG. Imports of OCTG products increased 59.0% from 2002 to 2003, with import market share growing from 21.7% in 2002 to 28.8% in 2003. This increased level of imports contributed to weaker product pricing throughout most of 2003. In the absence of a trade finding on OCTG, we can expect our OCTG products to continue to be subject to both price and demand pressure throughout 2004.

U.S. Line Pipe - The three-year tariff rate quota on welded line pipe 16-inch and under imposed in March 2000 under Section 201 expired on March 1, 2003. In early March 2004, an antidumping petition was filed with the U.S. government covering line pipe from China, Korea and Mexico.

U.S. Industrial and Other - The Section 201 trade case signed by the President in March 2002 provided a three-year program of quotas and tariffs covering a wide range of imported steel products with the exception of OCTG. Of specific interest to our business, imported flat rolled products, including hot rolled steel coils, are subject to a three-year decreasing tariff system of 30.0%, 24.0% and 18.0%. Also, our standard pipe product line and HSS product line are subject to this same tariff system of 15.0%, 12.0% and 9.0%. On November 10, 2003, the World Trade Organization found the Section 201 trade case illegal. Based on this decision, the European Union and other complaining countries were in a position to impose retaliatory measures. As a result, on December 5, 2003, the President rescinded the Section 201 protection on steel imports.

Canada - In August 2002, the Canadian International Trade Tribunal found injury on the part of all imported steel products except hot rolled products. In September 2003, the Canadian government rejected the Tribunal's findings; thus, no additional duties will be imposed and no further trade action has been taken.

In October 2003, the Canada Customs and Revenue Agency initiated an inquiry into imports of HSS into Canada. Imports of HSS into Canada can affect our Canadian HSS selling prices and volumes.

Collective Bargaining Agreements

Prudential's facility located in Calgary, Alberta, operates under a collective bargaining agreement expiring on December 31, 2006 covering approximately 78% of all Prudential employees. Prudential has a good working relationship with the union and there have been no significant labor stoppages in their history.

Facilities acquired as part of the assets and certain liabilities of Republic Conduit, which are located in Elyria, Ohio; Ferndale, Michigan; and Counce, Tennessee, operate under several collective bargaining agreements. Collective bargaining agreements cover approximately 49% of all the Republic Conduit employees. Each of these collective bargaining agreements expires on November 15, 2005.

RESULTS OF OPERATIONS

The following table illustrates the operating results and tons shipped for the periods presents (in millions, except per share data and tons shipped):

                                                                                2003 VS. 2002
                                         2003             2002             CHANGE           % CHANGE
                                    ----------------------------------------------------------------
Energy tons shipped                    882,109           575,994           306,115             53.1%
Industrial tons shipped                399,535           164,858           234,677            142.4%
                                    ----------------------------------------------------------------
Total tons shipped                   1,281,644           740,852           540,792             73.0%

Net sales                           $    884.3          $  452.9          $  431.4             95.3%
Cost of goods sold                       783.3             409.9             373.4             91.1%
                                    ----------------------------------------------------------------
Gross profit                             101.0              43.0              58.0            134.9%
Income from operations                    45.3              10.5              34.8            331.4%
Income from continuing operations
   before income taxes                    35.7               6.2              29.5            475.8%
Income from continuing operations         23.0               2.9              20.1            693.1%
Net income                                23.0               3.4              19.6            576.5%
Diluted earnings per share from
   continuing operations                  0.55              0.08              0.47            587.5%
Diluted earnings per share                0.55              0.09              0.46            511.1%

                                                                             2002 VS. 2001
                                       2002             2001            CHANGE            % CHANGE
                                    --------------------------------------------------------------
Energy tons shipped                  575,994           704,149         (128,155)           (18.2%)
Industrial tons shipped              164,858           182,842          (17,984)            (9.8%)
                                    --------------------------------------------------------------
Total tons shipped                   740,852           886,991         (146,139)           (16.5%)

Net sales                           $  452.9          $  544.9        $   (92.0)           (16.9%)
Cost of goods sold                     409.9             441.8            (31.9)            (7.2%)
                                    --------------------------------------------------------------
Gross profit                            43.0             103.1            (60.1)           (58.3%)
Income from operations                  10.5              63.6            (53.1)           (83.5%)
Income from continuing operations
   before income taxes                   6.2              60.5            (54.3)           (89.8%)
Income from continuing operations        2.9              39.2            (36.3)           (92.6%)
Net income                               3.4              28.0            (24.6)           (87.9%)
Diluted earnings per share from
   continuing operations                0.08              1.15            (1.07)           (93.0%)
Diluted earnings per share              0.09              0.82            (0.73)           (89.0%)

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

Overall Company

In 2003, net sales increased $431.4 million, or 95.3%, from $452.9 million in 2002 to $884.3 million in 2003. These results were attributable primarily to an increase of 73.0% in total product shipments, from 740,852 tons in 2002 to 1,281,644 tons in 2003 and a 12.9% increase in the overall average net selling price of our products during 2003 from an average of $611 per ton to $690 per ton. Total product shipments increased 282,593 and 10,677 during 2003 and 2002, respectively, due to our acquisitions of Republic Conduit, Precision and SeaCAT. Net sales associated with these acquisitions were $253.2 million and $29.1 million for 2003 and 2002, respectively.

Cost of goods sold increased $373.4 million, or 91.1%, from $409.9 million in 2002 to $783.3 million in 2003. Overall unit cost per ton of products sold increased 10.5% (from an average of $553 per ton to $611 per ton) in 2003. Costs increased as a result of our recent acquisitions of Precision, Republic Conduit and SeaCAT. The product lines of these entities are more value-added and thus, have higher steel and conversion costs associated with them. Costs also increased due to a 73.0% increase in total product shipments and an increase in steel costs of $31 per ton or 10.0%. See "Overview."

Gross profit increased $58.0 million, or 134.9%, from $43.0 million in 2002 to $101.0 million in 2003. Gross profit per ton for 2002 was $58 per ton as compared to $79 per ton for 2003. Gross profit per ton increased as a result of higher selling prices, partially offset by higher steel costs. Gross profit as a percentage of net sales was 11.4% for 2003, as compared to 9.5% for 2002.

Selling, general and administrative expenses increased $22.2 million, or 65.3%, from $34.0 million in 2002 to $56.2 million in 2003. This increase resulted primarily from the additional expenses associated with Republic Conduit sales and administrative personnel and additional incentive compensation. See "Overview." Selling, general and administrative expenses as a percentage of net sales decreased from 7.5% in 2002 to 6.4% in 2003. The decrease was due to the higher shipment levels during 2003 compared to 2002 along with the cost increases for the comparable period.

During December 2001, we announced our plan to exit the Longview, Washington, facility and move the production equipment to Hickman, Arkansas. In connection with the exit plan, we recorded a restructuring charge in 2001 of $8.1 million related to the write-down of property, plant and equipment, severance and closure costs. In 2003, we recorded an additional charge of $0.6 million for the write-down of property to reflect the most recent market data and other cash charges. The most significant accounting estimate is the value of the land and building at the facility, which is based on a firm contract on the sale of this property. We expect to close the transaction during the first half of 2004.

The Company recognized a $1.1 million recovery for the trade case outstanding with the Department of Commerce during 2003. Payments went to various companies, including Maverick, under CDSOA and were made to cover certain expenses including investment in manufacturing facilities and acquisition of technology incurred after the imposition of antidumping and anti-subsidy measures. We cannot predict the amounts or the certainty of any future recoveries associated with CDSOA. Because these expenses were included in operating income in previous years, we recorded the recovery as a separate line item included in operating income to consistently reflect the effect of this payment on operations.

Interest expense increased $5.3 million, or 123.3%, from $4.3 million in 2002 to $9.6 million in 2003 as a result of higher average borrowings (primarily due to the acquisitions of Precision, Republic Conduit and SeaCAT and the June 2003 issuance of contingent convertible, senior subordinated notes (the "Convertible Notes")) partially offset by lower average interest rates during 2003 compared to 2002.

The provision for income taxes on continuing operations was $12.7 million for 2003, compared to the prior year provision of $3.3 million. This change is attributable to the generation of pre-tax income of $35.7 million in 2003, compared to pre-tax income in 2002 of $6.2 million. The effective income tax rate for 2003 did not significantly differ from the federal statutory tax rate.

As a result of the increased gross profit and the other factors discussed above, we generated net income of $23.0 million, or $0.55 diluted income per share in 2003, an increase of $19.6 million from the $3.4 million, or $0.09 diluted income per share reported for 2002.

Segment Information

The Company's two segments are the Energy Products segment and the Industrial Products segment. These new segments are designed to improve the alignment of strategies and objectives among sales, marketing and production; provide for more timely and rational allocation of resources within businesses; and focus long-term planning efforts on key objectives and initiatives.

Energy Products Segment

Energy product sales increased $246.8 million, or 65.8%, from $375.1 million in 2002 to $621.9 million in 2003. Energy product shipments increased 306,115 tons, or 53.1%, from 575,994 tons to 882,109 tons over the same period. Energy product shipments primarily increased due to the U.S. and Canadian rig counts increasing from 831 and 262 active rigs, respectively, in 2002 to 1,031 and 372 active rigs, respectively, in 2003. Overall average net selling prices for energy products increased 8.3% from the prior year, from an average of $651 per ton to $705 per ton. The increase in energy product sales was primarily due to strengthening market conditions and the additional sales attributable to the Precision and SeaCAT businesses. Energy product sales attributable to these recent acquisitions were $74.5 million and $29.1 million for 2003 and 2002, respectively. See "Overview."

Energy cost of goods sold increased $205.7 million, or 61.1%, from $336.7 million in 2002 to $542.4 million in 2003. Overall unit cost per ton of products sold increased 5.1% (from an average of $585 per ton to $615 per ton) in 2003.

The increase in cost of goods sold is primarily due to a 53.1% increase in total product shipments and an increase in steel costs of $31 or 10.0% per ton.

Gross profit for energy products was $79.5 million for 2003 compared to gross profit of $38.4 million for 2002. See "Overview." Gross profit was $90 per ton for 2003 compared to $67 per ton for 2002. Energy product gross profit margin percentage was 12.8% for 2003, compared to a gross profit margin percentage of 10.2% for 2002. The changes in the gross profit are due to the factors discussed above.

Industrial Products Segment

Industrial product sales increased $184.6 million, or 237.3%, from $77.8 million in 2002 to $262.4 million in 2003. Industrial product shipments increased 234,677 tons, or 142.4%, from 164,858 tons to 399,535 tons over the same period. This increase in industrial product sales and shipments resulted from the additional $178.7 million in sales and 227,861 tons attributable to the industrial products sold by Republic Conduit. See "Overview." Overall average net selling price for industrial products increased 39.2% from the comparable period of the prior year from an average of $472 per ton to $657 per ton. The addition of Republic Conduit that added both electrical conduit and mechanical tubing increased the average selling price of our industrial product line by an additional 39.1%. These products are more value-added and thus, sell for a higher price.

Industrial product cost of goods sold increased $167.7 million, or 229.1%, from $73.2 million in 2002 to $240.9 million in 2003. Overall unit cost per ton of products sold increased 35.8% (from an average of $444 per ton to $603 per ton) in 2003. The increase in cost of goods sold is primarily due to a 142.4% increase in total product shipments and an increase in steel costs of $31 or 10.0% per ton.

Gross profit for industrial products was $21.5 million for 2003 compared to a gross profit of $4.6 million for 2002. The increase in gross profit was primarily attributable to the addition of the industrial products from Republic Conduit. Gross profit was $54 per ton as compared to $28 per ton in the prior year, reflecting stronger selling prices, partially offset by higher steel prices. Industrial product gross profit margin percentage was 8.2% for 2003, compared to 5.9% gross profit margin during the prior year.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

Overall Company

In 2002, net sales decreased $92.0 million, or 16.9%, from $544.9 million in 2001 to $452.9 million in 2002. These results were attributable primarily to a decrease of 16.5% in total product shipments, from 886,991 tons in 2001 to 740,852 tons in 2002 and a 0.5% decrease in the overall average net selling price of our products during 2002 from an average of $614 per ton to $611 per ton.

Cost of goods sold decreased $31.9 million, or 7.2%, from $441.8 million in 2001 to $409.9 million in 2002. Overall unit cost per ton of products sold increased 11.0% (from an average of $498 per ton to $553 per ton) in 2002. The increase was due primarily to an increase in steel costs of $37 or 13.5% per ton. The decrease in cost of goods sold is primarily due to a 16.5% decrease in total product shipments partially offset by an overall increase in conversion costs during 2002 primarily due to lower fixed cost absorption.

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

In connection with the plan to exit the Longview, Washington, facility, we recorded a charge of $1.2 million in 2002 for the write-down of property to reflect the most recent market data and certain additional cash charges.

In connection with CDSOA, the Company received a $2.7 million recovery for the trade case outstanding with the Department of Commerce in 2002.

Interest expense increased $1.2 million, or 38.7%, from $3.1 million in 2001 to $4.3 million in 2002 as a result of an increase in deferred loan amortization associated with our new revolving credit facility partially offset by a decrease in borrowings and a decrease in interest rates.

The provision for income taxes on continuing operations was $3.3 million for 2002, compared to the prior year provision of $21.2 million. This change is attributable to the generation of pre-tax income of $6.2 million in 2002, compared to pre-tax income in 2001 of $60.5 million. The effective income tax rate for 2002 differed from the federal statutory tax rate due to several factors, the most significant of which were taxes on foreign dividends partially offset by a decrease in the valuation allowance.

During the first quarter of 2001, we adopted a formal plan to sell the operating assets of our Cold Drawn Tubular Business (DOM) and recorded a loss on disposal of $10.2 million. On March 29, 2002, pursuant to an asset purchase agreement dated March 21, 2002, the Company completed the sale of the DOM business and reduced the provision for loss on disposal by $0.5 million after-tax.

As a result of the decreased gross profit and restructuring costs partially offset by the partial trade case relief and the other factors discussed above, we generated net income of $3.4 million, or $0.09 diluted income per share in 2002, a decrease of $24.6 million from the $28.0 million, or $0.82 diluted income per share reported for 2001.

Segment Information

Energy Products Segment

Energy product sales decreased $90.0 million, or 19.4%, from $465.1 million in 2001 to $375.1 million in 2002. Energy product shipments decreased 128,155 tons, or 18.2%, from 704,149 tons to 575,994 tons over the same period. Energy product shipments primarily decreased due to the U.S. and Canadian rig counts decreasing from 1,157 and 341 active rigs, respectively, in 2001 to 831 and 262 active rigs, respectively, in 2002. Overall average net selling prices for energy products decreased 1.5% from the prior year, from an average of $661 per ton to $651 per ton. The decrease in energy product sales was primarily due to weakening market conditions.

Energy product cost of goods sold decreased $25.7 million, or 7.1%, from $362.4 million in 2001 to $336.7 million in 2002. The decrease in cost of goods sold is primarily due to an 18.2% decrease in total product shipments partially offset by an increase in steel costs of $37 or 13.5% per ton and overall increase in conversion costs during 2002 primarily due to lower fixed cost absorption. Overall unit cost per ton of products sold increased 13.6% (from an average of $515 per ton to $585 per ton) in 2002.

Gross profit for energy products was $38.4 million for 2002 compared to a gross profit of $102.7 million for 2001. Gross profit was $67 per ton in 2002 compared to $146 per ton in 2001. Energy product gross profit margin percentage was 10.2% for 2002, compared to a gross profit margin percentage of 22.1% for 2001.

Industrial Products Segment

Industrial product sales decreased $2.0 million, or 2.5%, from $79.8 million in 2001 to $77.8 million in 2002. Industrial product shipments decreased 17,984 tons, or 9.8%, from 182,842 tons to 164,858 tons over the same period. The decrease in sales and shipments was primarily due to weakening market conditions. Overall average net selling price for industrial products increased 8.3% from the prior year from an average of $436 per ton to $472 per ton.

Industrial product cost of goods sold decreased $6.2 million, or 7.8%, from $79.4 million in 2001 to $73.2 million in 2002. Overall unit cost per ton of products sold increased 2.3% (from an average of $434 per ton to $444 per ton) in 2002. The decrease in cost of goods sold is primarily due to a 9.8% decrease in total product shipments partially offset by an increase in steel costs of $37 or 13.5% per ton and an overall increase in conversion costs during 2002 primarily was due to lower fixed cost absorption.

Gross profit for industrial products was $4.6 million for 2002, compared to a gross profit of $0.4 million for 2001. Gross profit was $28 per ton as compared to $2 per ton in the prior year, reflecting stronger selling prices, partially offset by higher steel prices. Industrial product gross profit margin percentage was 5.9% for 2002, compared to 0.5% gross profit margin during the prior year.

LIQUIDITY AND CAPITAL RESOURCES

Working capital at December 31, 2003 was $253.7 million and the ratio of current assets to current liabilities was 3.8 to 1.0, compared to working capital of $201.2 million and a current ratio of 2.9 to 1.0 at December 31, 2002. The increase in working capital was principally due to a $43.5 million increase in accounts receivable, a $26.7 million increase in cash and cash equivalents and a $30.9 million decrease in accounts payable partially offset by a $26.2 million decrease in inventory, a $5.8 million decrease in deferred taxes and a $10.9 million increase in accrued expenses and other liabilities. The increase in accounts receivable and the decrease in inventory are due to increases in shipments during 2003 compared to 2002, especially during the fourth quarter. The increase in cash and cash equivalents and the decrease in accounts payable was due to the proceeds from the issuance of the Convertible Notes in June 2003. A portion of these proceeds were utilized to pay vendors who offer discounts for timely payments and thus, lowered our accounts payable balance. Cash provided by continuing operating activities for 2003 was $26.9 million.

Cash used in investing activities in 2003 and 2002 was $24.8 million and $199.8 million, respectively. In 2003, we used $3.9 million for the installation of a new slitter in Arkansas, $7.0 million for integration and system efforts on our enterprise resource system and $9.9 million for other equipment and office upgrades. In 2003, we also used $4.0 million for the acquisition of SeaCAT. In 2002, we used $177.1 million for the acquisitions of Republic Conduit and Precision. In 2002, we also used $6.1 million for the installation of equipment relocated from our Longview, Washington, facility to our large diameter pipe and tubing facility in Hickman, Arkansas; $3.5 million for the installation of the Longview slitter in our Calgary, Alberta, facility and $13.2 million for other equipment and system upgrades.

During 2003, cash provided by financing activities was $23.5 million, principally attributable to the $120.0 million Convertible Notes issued in June 2003, partially offset by an $89.5 million decrease in our long-term revolving credit facility, a $4.6 million increase in deferred debt costs and $3.0 million of regularly scheduled term debt payments. Our net debt to capitalization ratio (the sum of our current and long-term debt, net of cash and cash equivalents compared to the sum of our stockholders' equity and our current and long-term debt, net of cash and cash equivalents) decreased from 28.7% at December 31, 2002 to 27.9% at December 31, 2003. This ratio is a measure of our long-term liquidity and is an indicator of financial flexibility.

During 2002, cash provided by financing activities was $168.3 million, principally attributable to a $70.9 million increase in our long-term revolving credit facility, $90.4 million from the issuance of 6.5 million shares of common stock and the sale of 1.2 million shares of treasury stock in the amount of $15.9 million, partially offset by a $3.2 million decrease in our short-term revolving credit facility and $1.2 million of regularly scheduled term debt payments. The principal use of these cash flows was the acquisitions of Republic Conduit and Precision during 2002.

During 2001, cash used by financing activities was $27.0 million, principally attributable to a net pay-down of $18.0 million in our revolving credit facilities and the purchase of 1.2 million shares of treasury stock in the amount of $11.5 million supplemented by $2.5 million from employee stock option exercises.

We have a senior credit revolving facility providing for a $185.0 million revolving line of credit. At December 31, 2003, we had an outstanding balance of $50.2 million against the line, and outstanding letters of credit under this agreement of $1.8 million. Interest is payable monthly at the LIBOR rate adjusted by an interest margin, depending upon certain financial measurements. Under the revolving senior credit facility, we can borrow an amount based on a percentage of eligible accounts receivable, eligible inventory and property, plant and equipment reduced by outstanding letters of credit. The additional available borrowing under the senior credit facility was approximately $133.0 million as of December 31, 2003. The senior credit facility includes a restrictive covenant relating to maintaining a minimum fixed charge coverage ratio if availability falls below $30.0 million. Also, if availability falls below $50.0 million, the debt will be classified as current. The senior credit facility also limits capital expenditures to $30.0 million per year and limits our ability to pay dividends, create liens, sell assets or enter into transactions with affiliates without the consent of the lenders.

In June 2003, we issued $120.0 million of Convertible Notes due June 15, 2033. The Company pays interest semi-annually on the Convertible Notes at the rate of 4.0% per annum. Beginning with the six-month interest period commencing on June 15, 2008, the Company will pay contingent interest during a six-month interest period if the average trading price of the Convertible Notes equals or exceeds 130.0% of the principal amount of the Convertible Notes during a specified period prior to such six-month interest period. The Convertible Notes are general unsecured obligations of the Company and are subordinated to the Company's senior indebtedness referred to above. We applied approximately $73.0 million of the net proceeds of the offering to pay down our borrowings under our senior credit facility. After application of this amount, our senior credit facility borrowings were just above $50.0 million. We initially applied the remaining net proceeds to cash and, thereafter, applied approximately $30.0 million of cash to pay various trade vendors who were offering discounts for early payment.

Given the current steel price environment, inventory levels and operating levels, we believe that working capital needs could expand substantially. Cash, near-term profitability and the liquidity under the senior credit facility should be more than adequate to sustain these levels of operations at the higher steel prices. We also anticipate we will comply with our debt covenants in 2004 and beyond; however, if our operations are more severely impacted by steel price changes or by how steel price increases impact our volumes, our earnings may be less than projected and we could be in default under this facility. Although we would attempt to obtain an amendment to the facility to cure any breach or a waiver, from the lender, we cannot give any assurance we could obtain an amendment or waiver or one with terms as favorable as the terms of the credit facility. We are investigating all options to reduce the liquidity demands on the Company including inventory consignments, capital expenditure needs and other financing options.

We have entered into an interest rate swap agreement with a notional amount of $50.0 million that fixes the LIBOR-based variable rate in our senior credit facility at 2.24% (before the applicable margin). The swap agreement terminates on March 21, 2005. The swap is being accounted for as a cash flow hedge. Accordingly, the difference between the interest received and interest paid is reflected as an adjustment to interest expense. Under the terms of the swap agreement, the next settlement amount is due March 2004. At December 31, 2003, the swap agreement is reflected in the accompanying consolidated balance sheet in other accrued liabilities at its fair value of $0.4 million. The unrealized loss on the fair value of the swap agreement is reflected, net of taxes, in other comprehensive loss.

We have entered into a foreign currency hedge agreement with a notional amount of $30.0 million that fixes the purchase of Canadian dollars for conversion into U.S. dollars on January 23, 2004 at an exchange rate of 1.4139. Prudential (a Canadian subsidiary) currently borrows funds denominated in U.S. dollars. This hedge agreement is designed to protect the variability of foreign currency risk when the debt matures. The settlement date for the hedge agreement is January 23, 2004. The swap is being accounted for as a cash flow hedge. Accordingly, the difference between the spot rate at the inception of the contract and the forward rate is reflected as an adjustment to interest expense during the duration of the contract. At December 31, 2003, the hedge agreement is reflected in the accompanying consolidated balance sheet in other accrued liabilities at its fair value of $2.7 million. The unrealized loss on the fair value of the hedge agreement is reflected, net of taxes, in other comprehensive loss.

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

Our capital expenditure budget for 2004 is approximately $22.2 million. Our capital expenditure budget will be used to acquire new equipment for our existing manufacturing facilities and to implement our enterprise resource planning system in our newly acquired subsidiaries. We expect to meet ongoing working capital and the capital expenditure requirements from a combination of cash flow from operating activities and available borrowings under our revolving credit facility. However, this budget could be reduced to help manage liquidity needs in the current volatile steel market with no adverse impact to our operations.

Contractual Obligations

In the normal course of business, we enter into contracts and commitments which obligate us to make payments in the future. The following table sets forth certain information about the Company's contractual obligations as of December 31, 2003 (in thousands):

                                                           PAYMENTS DUE BY PERIOD
                                                           ----------------------                           FAIR
                                                          LESS THAN     2-3         4-5       AFTER        MARKET
CONTRACTUAL OBLIGATIONS                    TOTAL           1 YEAR      YEARS       YEARS     5 YEARS        VALUE
-------------------------------------------------------------------------------------------------------------------
Capital lease obligations (fixed)            $2,742         $1,034     $1,246       $462     $     --      $  2,869
Long-term debt (variable)                    50,213             --     50,213         --           --        50,213
Convertible Notes (fixed)                   120,000             --         --         --      120,000       123,600
Note payable (fixed)                          5,000          2,500      2,500         --           --         5,296
Other liabilities (fixed)                     1,197            544        653         --           --         1,197
                                           ------------------------------------------------------------------------
Total contractual cash obligations         $179,152         $4,078    $54,612       $462     $120,000      $183,175
                                           ========================================================================

CRITICAL ACCOUNTING ESTIMATES

Certain accounting issues require management estimates and judgments for the preparation of financial statements. We believe that the estimates, assumptions and judgements involved in the accounting policies described below have the greatest potential impact on our financial statements. Therefore, we consider these to be our critical accounting estimates. Our management has discussed the development and selection of these critical accounting estimates with the Audit Committee of our Board of Directors and the Audit Committee has reviewed the Company's disclosure relating to these estimates in the "Management's Discussion and Analysis." Our most significant estimates and judgments are listed below.

Goodwill and Other Intangible Assets

Our acquisition of Precision, Republic Conduit and SeaCAT has resulted in goodwill of $83.0 million and other acquired intangibles, net of accumulated amortization, of $35.3 million. We conducted the required impairment test of our goodwill and other intangible assets in the fourth quarter of 2003 and determined that no impairment had occurred. We will be required to conduct an impairment test of goodwill and other intangible assets on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.

Management analyzed the valuation of our recent acquisitions by utilizing a discounted cash flow method and a market multiple method. Both of these techniques required us to estimate future sales prices and volumes. We used our internal budgets, which are based on recent sales data and market information as well as current cost of production, to estimate future cash flows. We estimated that the enterprise value of our acquisition was greater than our investment. While the annual impairment tests did not indicate goodwill impairment, we would be subject to future impairment if the operating results and cash flows of our recent acquisitions would not support the fair value of the reporting unit's net assets including goodwill.

Accounts Receivable Collectibility

We evaluate the collectibility of our accounts receivable for each of our segments based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligations to us (e.g., bankruptcy filing, substantial downgrading of credit), we record a specific reserve for bad debts against the amounts due reducing the net recognized receivable to the amount we estimate will be collected. For all other customers, we estimate reserves for bad debts based on the length of time receivables have been past due and our experience with receivable collection.

If circumstances change, such as further deterioration in a major customer's ability to meet its financial obligations to us, our estimate of the recovery could be reduced by a material amount. Our bad debt expense was $0.2 million for 2003 and $0.4 million for 2002.

Cold Drawn Tubular Business Discontinued Operation

On March 29, 2002, pursuant to an asset purchase agreement dated March 21, 2002, Maverick Tube L.P. completed the sale of our cold drawn tubular assets to Pennsylvania Cold Drawn, LLC ("PCD") for $8.1 million, consisting of cash of $1.2 million and the buyer's nine-year secured promissory note for $6.9 million. During 2003, we restructured the buyer's promissory note in exchange for the release of our guarantee of certain payment obligations and obtained additional security including the buyer's personal guarantee and increased the outstanding note obligation. As of December 31, 2003, we hold three notes totaling $9.5 million. We have not established reserves against these notes as we estimate the collateral value of the equipment is adequate to cover losses, if any, we may experience based upon an event of default.

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). A variable interest entity is a corporation, partnership, trust or any other legal structure used for business purposes that does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. The provisions of FIN 46 are required to be adopted the last day of the first quarter of 2004.

If we are required to consolidate PCD's operations into ours, on March 31, 2004, the Company may record a non-cash cumulative charge based on the adoption of FIN 46, in the range of approximately $1.0 to $2.0 million to recognize PCD's prior net losses. This would be reported as a separate line item in the consolidated statements of income, net of tax. The charge will be based on the fair value of the net assets of PCD.

Income Tax Matters

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

We had alternative minimum tax credit carryforwards of $5.3 million available for income tax purposes at December 31, 2003. These tax carryforwards do not expire. At December 31, 2003, we had net operating loss carryforwards with a tax value of $3.3 million. Our current assessment is the character and nature of future taxable income will allow us to realize the full amount of the tax benefits of the net operating loss carryforwards before they expire between 2005 and 2023.

Income tax expense recorded on cumulative undistributed foreign earnings is fully offset by foreign tax credits associated with those earnings. At December 31, 2003, we had $12.4 million of foreign tax credit carryforwards. We have placed a valuation allowance of $6.9 million against these foreign tax credit carryforwards to reflect the amount more likely than not to be realized in the future. With the Company's recent acquisitions, management believes it will be able to generate sufficient foreign source income and maintain domestic profitability within the five-year time frame required to utilize the remaining foreign tax credit carryforward.

In addition, we are deducting more interest expense for tax purposes than the stated coupon rate on the Convertible Notes. The deductibility of the additional interest beyond the stated coupon rate may have to be recaptured, in part or in whole, if the Convertible Notes are redeemed for cash instead of converted into our common stock. Should a cash redemption occur, depending on other factors, tax payments may increase.

Pension Plans

Prudential sponsors two pension plans (Hourly Plan and Salary Plan) and a supplemental executive retirement plan (SERP). The most significant estimates involve the expected long-term rate of return on plan assets and discount rate. Prudential has assumed the expected long-term rate of return to be 7.0% and the discount rate, which reflects the current rate at which pension liabilities could be effectively settled, to be 6.5% at December 31, 2003. In estimating both the long-term rate and the discount rate, Prudential looks at rates of return on high-quality, fixed income investments with a balance between equity and fixed income investments. Prudential monitors the performance of the funds semi-annually against asset return benchmarks mandated by Prudential's board. Based upon these benchmarks, we believe our pension assumptions are appropriate.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are subject to interest rate risk to the extent we borrow against our revolving credit facility with variable interest rates. However, we utilize an interest rate swap agreement to moderate a portion of our exposure. We do not use derivative financial instruments for trading or other speculative purposes. Assuming the current level of borrowings at variable rates and assuming a two-percentage-point change in the average interest rate under these borrowings and taking into account the swap agreement in place, it is estimated that our interest expense for the year ended December 31, 2003 would not have changed by a material amount. In the event of an adverse change in interest rates, we would likely take actions, in addition to the swap agreement currently in place, that would mitigate our exposure to interest rate risk; however, due to the uncertainty of the actions that would be taken and their possible effects, no such actions have been considered. Further, no consideration has been given to the effects of the change in the level of overall economic activity that could exist in such an environment.

Steel Commodity Risk

We are also subject to commodity price risk with respect to purchases of steel. Purchased steel represents approximately two-thirds of our cost of goods sold. As a result, the steel industry, which is highly volatile and cyclical in nature, affects business both positively and negatively. We estimate a $10 per ton change in the price of steel which is not offset by a similar selling price change could impact diluted earnings per share by a range of $0.10 to $0.15. See "Overview - Pricing and Costs of Our Products." In addition, we depend on a few suppliers for a significant portion of our steel. The loss of one or more of our significant steel suppliers or the inability to obtain the necessary amount of steel could affect our ability to produce our products and could have a material adverse effect on our business.

Foreign Currency Risk

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

                         Report of Independent Auditors

The Board of Directors and Stockholders
Maverick Tube Corporation

We have audited the accompanying consolidated balance sheets of Maverick Tube Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Maverick Tube Corporation and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States.

                              /s/ Ernst & Young LLP

St. Louis, Missouri
February 6, 2004

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

/s/ Gregg Eisenberg
-----------------------------------------------
Gregg Eisenberg
Chairman of the Board, President and
Chief Executive Officer

/s/ Pamela G. Boone
-----------------------------------------------
Pamela G. Boone
Vice President Finance and Administration,
Treasurer, Secretary and Chief Financial Officer

                   MAVERICK TUBE CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                  DECEMBER 31,
                                                                                               2003            2002
                                                                                            --------------------------
ASSETS

CURRENT ASSETS:

Cash and cash equivalents                                                                   $   29,202      $    2,551
Accounts receivable, less allowances of $5,414 and $5,188 in 2003 and 2002, respectively       117,115          73,660
Inventories                                                                                    184,025         210,207
Deferred income taxes                                                                            5,534          11,338
Income taxes refundable                                                                            590             637
Prepaid expenses and other current assets                                                        6,267          10,375
                                                                                            --------------------------
Total current assets                                                                           342,733         308,768
Property, plant and equipment, net of accumulated depreciation                                 189,434         179,244
Goodwill                                                                                        82,982          93,184
Other acquired intangibles, net of accumulated amortization                                     35,304               -
Notes receivable                                                                                 9,500           6,877
Other assets                                                                                    10,773           7,810
                                                                                            --------------------------
                                                                                            $  670,726      $  595,883
                                                                                            ==========================
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

Accounts payable                                                                            $   47,557      $   78,457
Accrued expenses and other liabilities                                                          34,391          23,531
Deferred revenue                                                                                 3,386           2,608
Income taxes payable                                                                               203               -
Current maturities of long-term debt                                                             3,533           2,977
                                                                                            --------------------------
Total current liabilities                                                                       89,070         107,573
Long-term debt, less current maturities                                                          4,209           2,742
Convertible senior subordinated notes                                                          120,000               -
Revolving credit facility                                                                       50,213         132,927
Other liabilities                                                                               16,436           7,640
Deferred income taxes                                                                            6,000           6,715

STOCKHOLDERS' EQUITY

Preferred stock, $0.01 par value; 5,000,000 authorized shares;
  1 share issued and outstanding in 2003 and 2002                                                    -               -
Common stock, $0.01 par value; 80,000,000 authorized shares; 42,001,662
  and 40,942,976 shares issued and outstanding in 2003 and 2002, respectively                      420             409
Additional paid-in capital                                                                     227,048         212,361
Retained earnings                                                                              162,192         139,235
Accumulated other comprehensive loss                                                            (4,862)        (13,719)
                                                                                            --------------------------
                                                                                               384,798         338,286
                                                                                             --------------------------
                                                                                             $  670,726      $  595,883
                                                                                             ==========================

See accompanying notes.

                   MAVERICK TUBE CORPORATION AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                            YEAR ENDED DECEMBER 31,
                                                                                  ------------------------------------------
                                                                                     2003            2002            2001
                                                                                  ------------------------------------------
Net sales                                                                         $  884,317      $  452,913      $  544,933
Cost of goods sold                                                                   783,353         409,916         441,843
                                                                                  ------------------------------------------
Gross profit                                                                         100,964          42,997         103,090
Selling, general and administrative                                                   56,142          34,032          30,372
Restructuring charges                                                                    584           1,186           8,061
Trade case relief                                                                     (1,104)         (2,709)              -
Start-up costs                                                                             -               -           1,101
                                                                                  ------------------------------------------
Income from operations                                                                45,342          10,488          63,556
Interest expense                                                                       9,637           4,325           3,090
                                                                                  ------------------------------------------
Income from continuing operations before income taxes                                 35,705           6,163          60,466
Provision for income taxes                                                            12,748           3,277          21,228
                                                                                  ------------------------------------------
Income from continuing operations                                                     22,957           2,886          39,238

Loss from operations of discontinued DOM facility, less applicable income tax
  benefit of $567 for the year ended December 31, 2001                                     -               -            (957)

Gain (loss) on disposal of DOM facility, including provision of $1,447 for operating losses during phase-out period, less applicable income tax
  (provision) benefit of $(250) and $5,760 for the years ended
   December 31, 2002 and 2001, respectively                                                -             518         (10,240)
                                                                                  ------------------------------------------
Net income                                                                        $   22,957      $    3,404      $   28,041
                                                                                  ==========================================

Basic earnings (loss) per share
  Income from continuing operations                                               $     0.55      $     0.08      $     1.17
  Income (loss) from discontinued operations                                               -            0.01           (0.33)
                                                                                  ------------------------------------------
  Net income                                                                      $     0.55      $     0.09      $     0.84
                                                                                  ==========================================

Diluted earnings (loss) per share
  Income from continuing operations                                               $     0.55      $     0.08      $     1.15
  Income (loss) from discontinued operations                                               -            0.01           (0.33)
                                                                                  ------------------------------------------
  Net income                                                                      $     0.55      $     0.09      $     0.82
                                                                                  ==========================================

See accompanying notes.

                   MAVERICK TUBE CORPORATION AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                          ACCUMULATED
                                                                   COMMON STOCK              ADDITIONAL      OTHER
                                                               ------------------  TREASURY   PAID-IN    COMPREHENSIVE
                                                                SHARES     AMOUNT   STOCK     CAPITAL    INCOME (LOSS)
                                                               -------------------------------------------------------
Balance at December 31, 2000                                   33,712,312   $337   $      -   $111,542     $ (6,413)
Net income                                                              -      -          -          -            -
Minimum pension liability (net of $374 tax benefit)                     -      -          -          -         (666)
Foreign currency translation                                            -      -          -          -       (6,491)

   Comprehensive income
Purchase of treasury stock                                     (1,201,000)     -    (11,525)         -            -
Exercise of stock options - Maverick directors and employees      300,724      3          -      2,459            -
Tax benefit associated with the exercise of non-qualified
   Maverick stock options                                               -      -          -        306            -
                                                               ----------------------------------------------------

Balance at December 31, 2001                                   32,812,036    340   (11,525)    114,307      (13,570)
Net income                                                              -      -          -          -            -
Minimum pension liability (net of $528 tax benefit)                     -      -          -          -       (1,001)
Foreign currency translation                                            -      -          -          -          852

   Comprehensive income
Sale of treasury stock                                          1,201,000      -     11,525      4,328            -
Exercise of stock options - Maverick directors and employees      180,940      2          -      1,072            -
Issuance of Maverick common stock                               6,749,000     67          -     92,593            -
Tax benefit associated with the exercise of non-qualified
   Maverick stock options                                               -      -          -         61            -
                                                               ----------------------------------------------------

Balance at December 31, 2002                                   40,942,976    409          -    212,361      (13,719)
Net income                                                              -      -          -          -            -
Minimum pension liability (net of $177 tax expense)                     -      -          -          -          338
Cash flow hedges (net of $137 tax benefit)                              -      -          -          -         (254)
Foreign currency translation                                            -      -          -          -        8,773

   Comprehensive income
Exercise of stock options - Maverick directors and employees      325,010      4          -      2,306            -
Issuance of Maverick common stock                                 733,676      7          -     12,097            -
Tax benefit associated with the exercise of non-qualified
   Maverick stock options                                               -      -          -        284            -
                                                               ----------------------------------------------------
Balance at December 31, 2003                                   42,001,662   $420   $      -   $227,048     $ (4,862)
                                                               ====================================================

                                                               RETAINED  STOCKHOLDERS'
                                                               EARNINGS     EQUITY
                                                               -----------------------
Balance at December 31, 2000                                   $107,790    $213,256
Net income                                                       28,041      28,041
Minimum pension liability (net of $374 tax benefit)                   -        (666)
Foreign currency translation                                          -      (6,491)
                                                                         ----------
   Comprehensive income                                                      20,884
Purchase of treasury stock                                            -     (11,525)
Exercise of stock options - Maverick directors and employees          -       2,462
Tax benefit associated with the exercise of non-qualified
   Maverick stock options                                             -         306
                                                               --------------------

Balance at December 31, 2001                                    135,831     225,383
Net income                                                        3,404       3,404
Minimum pension liability (net of $528 tax benefit)                   -      (1,001)
Foreign currency translation                                          -         852
                                                                         ----------
   Comprehensive income                                                       3,255
Sale of treasury stock                                                -      15,853
Exercise of stock options - Maverick directors and employees          -       1,074
Issuance of Maverick common stock                                     -      92,660
Tax benefit associated with the exercise of non-qualified
   Maverick stock options                                             -          61
                                                               --------------------

Balance at December 31, 2002                                    139,235     338,286
Net income                                                       22,957      22,957
Minimum pension liability (net of $177 tax expense)                   -         338
Cash flow hedges (net of $137 tax benefit)                            -        (254)
Foreign currency translation                                          -       8,773
                                                                         ----------
   Comprehensive income                                                      31,814
Exercise of stock options - Maverick directors and employees          -       2,310
Issuance of Maverick common stock                                     -      12,104
Tax benefit associated with the exercise of non-qualified
   Maverick stock options                                             -         284
                                                               --------------------
Balance at December 31, 2003                                   $162,192    $384,798
                                                               ====================

See accompanying notes.

                   MAVERICK TUBE CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                         YEAR ENDED DECEMBER 31,
                                                                               2003              2002              2001
                                                                            ----------------------------------------------
OPERATING ACTIVITIES
Income from continuing operations                                           $   22,957        $    2,886        $   39,238
Adjustments to reconcile income from continuing operations
  to net cash provided by operating activities:
Depreciation                                                                    20,550            18,843            14,633
Amortization                                                                     1,861             1,111               208
Deferred income taxes                                                            4,425            (5,314)            4,742
Provision for losses on accounts receivable                                        298               444               354
Loss on sale of equipment                                                          376                39                14
Noncash portion of restructuring charges                                           150               861             6,476
Changes in operating assets and liabilities, net of effect of acquisitions:
  Accounts receivable                                                          (40,943)            1,033            29,355
  Inventories                                                                   40,298           (21,430)          (12,157)
  Prepaid expenses and other current assets                                      3,075            (7,335)              230
  Other assets                                                                   1,678             5,144            (3,677)
  Accounts payable                                                             (36,202)           46,622           (23,709)
  Accrued expenses and other liabilities                                         7,591           (10,030)            1,903
  Deferred revenue                                                                 778            (1,151)           (5,195)
                                                                            ----------------------------------------------
Cash provided by continuing operating activities                                26,892            31,723            52,415

INVESTING ACTIVITIES
Cash paid for acquisitions, net of cash received                                (4,000)         (177,064)                -
Expenditures for property, plant and equipment                                 (20,902)          (22,809)          (25,784)
Proceeds from disposal of equipment                                                 64                73                 -
                                                                            ----------------------------------------------
Cash used by investing activities                                              (24,838)         (199,800)          (25,784)

FINANCING ACTIVITIES
Net (repayments) borrowings on credit facility                                 (89,514)           66,388           (17,107)
Proceeds from convertible senior subordinated notes                            120,000                 -                 -
Principal payments on long-term borrowings and notes                            (2,977)             (938)             (866)
Net principal borrowings on long-term note receivable                           (1,669)                -                 -
Purchase of treasury stock                                                           -                 -           (11,525)
Deferred debt costs                                                             (4,630)           (4,452)                -
Proceeds from sale of treasury stock                                                 -            15,853                 -
Proceeds from exercise of stock options                                          2,310             1,074             2,462
Proceeds from sale of common stock                                                   -            90,370                 -
                                                                            ----------------------------------------------
Cash provided (used) by financing activities                                    23,520           168,295           (27,036)

DISCONTINUED OPERATIONS
Gain (loss) from discontinued operations                                             -               518           (11,197)
Adjustments to reconcile gain (loss) from discontinued operations to net cash provided by discontinued operations:
Depreciation                                                                         -               376             1,455
(Gain) loss on disposal                                                              -              (518)           10,240
Change in operating assets and liabilities of discontinued operations                -              (742)              173
Proceeds from sale of discontinued operations                                        -             1,238                 -
Capital expenditures                                                                 -                 -              (296)
                                                                            ----------------------------------------------
Net cash provided by discontinued operations                                         -               872               375

Effect of exchange rate changes on cash                                          1,077              (479)             (223)
                                                                            ----------------------------------------------

Increase (decrease) in cash and cash equivalents                                26,651               611              (253)

Cash and cash equivalents at beginning of year                                   2,551             1,940             2,193
                                                                            ----------------------------------------------

Cash and cash equivalents at end of year                                    $   29,202        $    2,551        $    1,940
                                                                            ==============================================

Supplemental disclosures of cash flow information:
Cash paid during the year for:
  Interest (net of amounts capitalized of $670, $616 and
     $1,251)                                                                $    7,520        $    3,154        $    3,237
  Income taxes                                                              $    7,964        $   11,964        $   12,884

Noncash investing and financing activities:
  Note receivable for sale of discontinued operations                       $      954        $    6,877                $-
  Stock issued for acquisition                                              $   12,104        $    2,290                $-

See accompanying notes.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Maverick Tube Corporation and its direct and indirect wholly-owned subsidiaries (collectively referred to as "the Company," whereas "Maverick" is the Company exclusive of its subsidiaries: Prudential Steel Ltd., Precision Tube Holding Corporation, the tubular division of The LTV Corporation and SeaCAT Corporation). All significant intercompany accounts and transactions have been eliminated. The accompanying consolidated financial statements include the financial statements of Prudential Steel Ltd. ("Prudential") for all periods presented, Precision Tube Holding Corporation ("Precision") since its acquisition on March 29, 2002, the tubular division of The LTV Corporation ("Republic Conduit") since its acquisition on December 31, 2002 and SeaCAT Corporation ("SeaCAT") since its acquisition on February 28, 2003.

FUNCTIONAL CURRENCY

Financial statements of Prudential's Calgary, Alberta, operations where the local currency is the functional currency are translated into U.S. dollars using period-end exchange rates for assets and liabilities and weighted-average exchange rates during the period for revenues and expenses. Cumulative translation adjustments associated with net assets are reported as a separate component of other comprehensive income or loss within shareholders' equity.

Exchange rate gains or losses related to foreign currency transactions are recognized in the income statement as incurred.

REVENUE RECOGNITION

The Company records revenue from product sales when the revenue is realizable and the product is shipped from its facilities or its outside yards. This includes satisfying the following criteria: the arrangement with the customer is evident, usually through the receipt of a purchase order; the sales price is fixed or determinable; delivery has occurred; and collectibility is reasonably ensured. Freight and shipping that are billed to customers are included in net sales, and the cost of shipping is included in cost of sales.

CASH EQUIVALENTS

The Company's policy is to consider demand deposits and short-term investments with a maturity of three months or less when purchased as cash equivalents.

ACCOUNTS RECEIVABLE

Accounts receivable are recorded at net realizable value. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations (e.g., bankruptcy filing, substantial downgrading of credit), the Company records a specific reserve for bad debts against the amounts due reducing the net recognized receivable to the estimate of what will be collected. For all other customers, the Company estimates reserves for bad debts based on the length of time receivables have been past due and its experience with receivable collection.

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

Land and leasehold improvements                                10 to 20 years
Buildings                                                      20 to 40 years
Machinery and equipment                                         2 to 12 years
Furniture and fixtures                                          2 to 10 years
Computer software                                                3 to 7 years

Repair and maintenance costs that do not extend the life of property and equipment are expensed as incurred.

INTERNAL USE SOFTWARE COSTS

The Company capitalizes direct costs incurred during the application, development and implementation stages for developing, purchasing or otherwise acquiring software for internal use. These software costs are included in property, plant and equipment on the consolidated balance sheet and are depreciated over the estimated useful life of the software. All costs incurred during the preliminary project stage are expensed as incurred.

GOODWILL AND INTANGIBLE ASSETS

Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for as purchases. Goodwill is not amortizable, but is tested for impairment annually or more frequently if events and circumstances indicate an impairment may exist. Intangible assets with finite lives are amortized over their estimated useful lives. The annual impairment test performed in the fourth quarter did not indicate an impairment of the fair value of any reporting unit below its carrying value.

DEFERRED DEBT ISSUANCE COSTS

Deferred debt issuance costs included in other assets are amortized over the terms of the respective debt obligations using the interest method.

ENVIRONMENTAL OBLIGATIONS

With respect to environmental obligations, the Company's policy is to accrue costs for remediation of contaminated sites in the accounting period in which the obligation becomes probable and the cost is reasonably estimable. The Company's estimates of the environmental remediation reserve requirements are generally within a range of estimates. If the Company believes no best estimate exists by location within a range of possible outcomes, in accordance with accounting guidance, the minimum loss within the range is accrued. As the future amounts and dates of payments are unknown, environmental liabilities are not discounted, and they have not been reduced for any claims for recoveries from insurance or third parties.

TREASURY STOCK

The Company's repurchases of common stock are recorded as treasury stock at cost and result in a reduction of stockholders' equity. When treasury shares are reissued, the Company uses average cost to value treasury shares and any excess of average cost over reissuance price is treated as a reduction of retained earnings. The Company purchased 1,201,000 shares for $11,525,000 during the year ended December 31, 2001. The Company sold 1,201,000 shares for $15,853,000 during the year ended December 31, 2002, with the excess proceeds over the purchase price credited to paid-in capital.

EARNINGS PER COMMON SHARE

Basic earnings per share exclude any dilutive effects of options and the effect of the Convertible Notes, but include the exchangeable shares (as further described in Note 17) from the business combination with Prudential on an as-if exchanged basis. Diluted earnings per share include the exchangeable shares on an as-if exchanged basis and the net effect of stock options, but exclude the effect of the Convertible Notes.

The reconciliation for diluted earnings per share for the years ended December 31, 2003, 2002 and 2001, is as follows (in thousands):

                                                                2003                2002             2001
                                                              --------------------------------------------
Average shares outstanding - basic                             41,747              38,144           33,547
Dilutive effect of outstanding stock
  options                                                         363                 348              570
                                                              --------------------------------------------
Average shares deemed outstanding - diluted                    42,110              38,492           34,117
                                                              ============================================
Net income used in the calculation
  of basic and diluted earnings
  per share                                                   $22,957              $3,404          $28,041
                                                              ============================================

In June of 2003, the Company completed the sale of $120,000,000 of 4.0% Contingent Convertible Senior Subordinated Notes due June 15, 2033 (the "Convertible Notes"). The Convertible Notes are convertible into a total of 4,110,997 shares of Company common stock at a conversion price of $29.19 per share, provided certain contingencies are met, including that the Company's common stock has exceeded 120.0% of the conversion price then in effect for 20 trading days out of 30 consecutive trading days. Unless and until this contingency or other conversion contingencies are met, the above-mentioned shares of the Company's common stock underlying the Convertible Notes will not be included in the Company's basic or diluted earnings per share calculations. Should the contingencies be met, diluted earnings per share would, depending on the relationship between the interest on the Convertible Notes and the earnings per share of the Company's common stock, be expected to decrease as a result of the inclusion of the underlying shares in the diluted earnings per share calculation. Volatility in the Company's stock price could cause this condition to be met in one quarter and not in a subsequent quarter, increasing the volatility of diluted earnings per share.

STOCK-BASED COMPENSATION

At December 31, 2003, the Company has three employee stock option plans and two stock option plans for eligible directors allowing for incentive and non-qualified stock options, which are described more fully in Note 16. The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation for the years ended December 31, 2003, 2002 and 2001 (in thousands, except per share information):

                                                              2003             2002             2001
                                                          ---------------------------------------------
Net income, as reported                                   $   22,957        $   3,404        $   28,041
Deduct: total stock-based employee compensation
   expense determined under fair value-based method
   for all awards, net of related tax effects                 (2,012)          (1,120)           (1,898)
                                                          ---------------------------------------------
Pro forma net income                                      $   20,945        $   2,284        $   26,143
                                                          =============================================
Basic earnings per share
   Net income - as reported                               $     0.55        $    0.09        $     0.84
   Net income - pro forma                                 $     0.50        $    0.06        $     0.78

Diluted earnings per share
   Net income - as reported                               $     0.55        $    0.09        $     0.82
   Net income - pro forma                                 $     0.50        $    0.06        $     0.77

The compensation expense associated with the fair value of the options calculated for the years ended December 31, 2003, 2002 and 2001, is not necessarily representative of the potential effects on reported net income in future years.

ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss is as follows (in thousands):

                                                                                ACCUMULATED
                                             FOREIGN      MINIMUM    CASH          OTHER
                                             CURRENCY     PENSION    FLOW      COMPREHENSIVE
                                           TRANSLATION   LIABILITY  HEDGES     INCOME (LOSS)
                                           -------------------------------------------------

Balance at December 31, 2000                $ (6,413)     $     -   $   -        $ (6,413)
  Unrealized losses                           (6,491)        (666)      -          (7,157)
                                            ---------------------------------------------
Balance at December 31, 2001                 (12,904)        (666)      -         (13,570)
  Unrealized gains (losses)                      852       (1,001)      -            (149)
                                            ---------------------------------------------
Balance at December 31, 2002                 (12,052)      (1,667)      -         (13,719)
  Unrealized gains (losses)                    8,773          338    (254)          8,857
                                            ---------------------------------------------
Balance at December 31, 2003                $ (3,279)     $(1,329)  $(254)       $ (4,862)
                                            =============================================

BUSINESS SEGMENTS

On January 1, 2003, the Company revised its segment presentation into two new segments: Energy Products and Industrial Products. The two new segments are designed to improve the alignment of strategies and objectives among sales, marketing and production; provide for more timely and rational allocation of resources within businesses; and focus long-term planning efforts on key objectives and initiatives. Prior year disclosures have been recast to reflect this change.

The Energy Products segment includes revenue and operating expenses associated with those products of the Company sold to the energy industry, such as oil country tubular goods ("OCTG"), line pipe, coiled steel pipe and tolling services. The Industrial Products segment includes revenue and operating expenses associated with those products of the Company sold to the industrial sector, such as electrical conduit, rigid conduit, structural shapes and rounds, standard pipe, mechanical tubing and pipe piling.

INCOME TAXES

Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for taxable temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for deductible temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to periodically make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

DERIVATIVES

As part of managing the exposure to changes in market interest and currency exchange rates, the Company, as an end user, enters into various interest rate and foreign currency contracts in over-the-counter markets, with other financial institutions acting as principal counterparties. The Company uses derivatives for hedging purposes only and does not enter into derivative financial instruments for trading or speculative purposes.

All derivatives held by the Company are designated as hedges at inception, with the expectation that the derivative will be highly effective in offsetting the associated underlying exposures.

All derivatives are carried on the Company's balance sheet at fair value. Fair values for the Company's derivative financial instruments are based on quoted market prices of comparable instruments or, if none are available, on pricing models or formulas using current assumptions. Changes in fair value are recognized either in the income statement or deferred in equity, depending on the nature of the underlying exposure being hedged and how effective the derivative is at offsetting movements in the underlying exposure. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings. All of the Company's derivative positions qualified for hedge accounting. See Note 8 for additional information on derivative values, hedge categories and gains and losses from hedging activity.

RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). A variable interest entity is a corporation, partnership, trust or any other legal structure used for business purposes that does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities, or is entitled to receive a majority of the entity's residual returns. The provisions of FIN 46 are required to be adopted the last day of the first quarter of 2004.

As described in Note 3, in March 2002, the Company sold its Cold Drawn Tubular business (DOM) for cash and a promissory note from Pennsylvania Cold Drawn ("PCD"). In November 2003, the Company restructured the note, which improved its collateral position and increased the balance due under various notes to $9,765,000. The Company is in the process of evaluating its position with PCD to determine if PCD would be considered a variable interest entity under FIN 46. The Company may be required to consolidate PCD beginning the last day of the first quarter of 2004.

Upon consolidation, on March 31, 2004, the Company may record a non-cash cumulative charge based on the adoption of FIN 46, in the range of approximately $1,000,000 to $2,000,000 to recognize PCD's prior net losses. This would be reported as a separate line item in the consolidated statements of income, net of tax. The charge will be based on the fair value of the net assets of PCD. Excluding the potential non-cash charge, the impact of consolidating PCD will not materially affect the Company's operating results or financial condition.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments With Characteristics of Both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability or as an asset in some circumstances. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement is not expected to have a material impact on our financial statements.

RECLASSIFICATIONS

Certain reclassifications have been made to prior year balances in order to conform to the current year presentation.

2. BUSINESS ACQUISITIONS

Precision Tube Holding Corporation

On March 29, 2002, the Company completed its purchase of all the common stock of Precision, a privately held, Houston based, coiled tubular goods manufacturer, in exchange for $60,678,000 cash and 200,000 common shares of the Company. The acquisition was accounted for as a purchase business combination and the financial statements of Precision have been consolidated from the acquisition date. The cost to acquire Precision was allocated to the assets acquired and liabilities assumed according to their estimated fair values as described below. The final allocation resulted in acquired goodwill of $43,131,000 which is not deductible for tax purposes. Pro forma information has not been included herein because Precision is not considered a significant subsidiary. The Company acquired Precision to add premium coiled tubing and coiled line pipe to its product lines.

Republic Conduit

On December 31, 2002, the Company acquired the assets and certain liabilities of Republic Conduit for $119,863,000 cash (which included a $9,863,000 working capital adjustment). The acquisition was accounted for as a purchase business combination and the financial statements of Republic Conduit have been consolidated from the acquisition date. The cost to acquire Republic Conduit was allocated to the assets acquired and liabilities assumed according to their estimated fair values as described below. The final allocation resulted in acquired goodwill of $32,653,000 and intangible assets of $27,400,000, both of which are fully deductible for tax purposes. The Company acquired Republic Conduit to add steel electrical conduit to its industrial product line and to expand its line pipe sales.

The unaudited pro forma results below assume the acquisition of Republic Conduit occurred at the beginning of the periods presented (in thousands, except per share amounts):

                                              2002           2001
                                            -----------------------
Net sales                                   $678,630       $795,361
Net income                                  $ 16,515       $ 47,684
Basic earnings per share                    $   0.43       $   1.42
Diluted earnings per share                  $   0.43       $   1.40

The above pro forma results include adjustments to give effect to interest expense on acquisition-related debt and other purchase price adjustments. The pro forma results are not necessarily indicative of the operating results that would have occurred had the acquisition been consummated as of the beginning of the periods presented, nor are they necessarily indicative of future operating results.

Exit Costs

During February 2003, the Company announced its plans to exit its Youngstown, Ohio, operating facility and the divisional headquarters of Republic Conduit also located in Youngstown, Ohio. As a result, 94 of the 124 employees at these facilities have been terminated as of December 31, 2003. Following is a summary of the exit cost recorded in the allocation of the purchase price of Republic Conduit in 2003 (in thousands):

                                                                                                     2003
                                                                                                     ----
Cash costs:
  Employee severance cost - including medical                                                      $  2,742
  Other                                                                                                 100
                                                                                                   --------
  Total restructuring costs                                                                        $  2,842
                                                                                                   ========

Following is a summary of the accrued restructuring liabilities and activity through December 31, 2003 (in thousands):

                                                              EMPLOYEE
                                                              SEVERANCE            OTHER            TOTAL
                                                              ---------            -----            ------
Balance, December 31, 2002                                    $       -            $   -           $      -
  New charges                                                     2,742              100              2,842
  Cash payments                                                  (1,052)               -             (1,052)
                                                              ---------            -----           --------
Balance, December 31, 2003                                    $   1,690            $ 100           $  1,790
                                                              =========            =====           ========

Future cash outlays expected in 2004 relating to the Company's exit from the Youngstown, Ohio, facilities are anticipated to be comprised of the remaining $1,790,000 cash costs above. These cash outlays are expected to be funded through the Company's revolving credit facility and the future sale of the Youngstown, Ohio, operating facility's land and building and the divisional headquarters' land and building, which are held for sale at December 31, 2003 at an estimated fair value of $220,000 and $379,000, respectively.

Environmental Obligations

The Company accrued possible environmental remediation liabilities on properties associated with Republic Conduit during 2003 in the amount of $6,885,000. The accrual was based on an independent third-party analysis of these properties and management estimates. The accrual was recorded in the allocation of the purchase price of Republic Conduit and is classified as other liabilities on the December 31, 2003 consolidated balance sheet. No payments were made during 2003.

These estimates of the potential remediation costs are critical because the Company must forecast remediation activity into the future, which is highly uncertain and requires a large degree of judgment. Therefore, the environmental reserves may materially differ from the ultimate actual liabilities if the Company's estimates prove to be inaccurate, which could materially affect net income of a future period. Uncertainties related to recorded environmental liabilities include changing governmental policy and regulations, judicial proceedings, the method and extent of remediation and future changes in technology. Because of these uncertainties, the range of possible outcomes could exceed the amounts reserved.

SeaCAT Corporation

On February 28, 2003, the Company completed its acquisition of SeaCAT, a privately held, Houston based, coiled tubular goods manufacturer, in exchange for $4,000,000 cash, a $5,000,000 subordinated note and 733,676 common shares of the Company. The purchase price could be further increased by up to an additional $500,000 if SeaCAT achieves certain performance targets through 2005. The acquisition was accounted for as a purchase business combination, and the financial statements of SeaCAT have been consolidated from the acquisition date. The cost to acquire SeaCAT has been allocated to the assets acquired and liabilities assumed according to their estimated fair values as described below. The final allocation resulted in acquired goodwill of $7,198,000 and intangible assets of $8,100,000, neither of which is deductible for tax purposes. The Company acquired SeaCAT to expand its premium coiled tubing operations.

Following is a summary of the net assets and liabilities acquired during 2003 and 2002 (in thousands):

                                                                              REPUBLIC
                                                            PRECISION         CONDUIT             SEACAT
                                                            ---------       -----------           ------
Purchase price (including transaction costs)                $  62,966       $   122,083           $21,807

Assets acquired:

  Cash                                                          3,855                 5                35
  Accounts receivable                                           8,141            22,208               187
  Inventory                                                     4,217            42,462             2,563
  Property, plant and equipment                                 7,443            13,724             5,706
  Other assets                                                  5,218             1,859               327
  Other acquired intangibles                                        -            27,400             8,100
                                                            ---------       -----------           -------
                                                               28,874           107,658            16,918
Liabilities acquired:

  Accounts payable                                             (1,718)           (6,429)           (1,328)
  Other accruals                                               (7,321)          (11,799)             (981)
                                                            ---------       -----------           -------
                                                               (9,039)          (18,228)           (2,309)
  Net assets acquired                                          19,835            89,430            14,609
                                                            ---------       -----------           -------
Goodwill                                                    $  43,131       $    32,653           $ 7,198
                                                            =========       ===========           =======

3. DISCONTINUED OPERATIONS

During the first quarter of 2001, the Company adopted a formal plan to sell the operating assets of its Cold Drawn Tubular Business (DOM). Accordingly, the operating results of the DOM facility, including the provision for the loss on disposal and operating losses during the phase-out period of $10,240,000 (net of $5,760,000 tax benefit), were segregated from continuing operations and reported separately as discontinued operations in the statements of income. The Company reduced the provision for loss on disposal by $518,000 (after-tax) for the year ended December 31, 2002.

On March 29, 2002, pursuant to an asset purchase agreement dated March 21, 2002, the Company completed the sale of the DOM business for $8,115,000, consisting of $1,238,000 cash and the buyer's nine-year secured promissory note for $6,877,000. The Company restructured the buyer's promissory note in exchange for the release of its guarantee of certain payment obligations and obtained additional security including the buyer's personal guarantee and increased the outstanding note obligation. As of December 31, 2003, the Company holds three PCD notes totaling $9,500,000, which approximates fair value, and accounts receivable of $698,000.

The Company's net sales to PCD during 2003 and 2002 were $1,481,000 and $1,006,000, respectively.

4. INVENTORIES

Inventories at December 31, 2003 and 2002, consist of the following (in thousands):

                                                                                 2003               2002
                                                                                 ----               ----
Finished goods                                                                 $ 98,575           $109,878
Work-in-process                                                                  10,252              7,982
Raw materials                                                                    34,748             51,390
In-transit materials                                                             28,275             29,090
Storeroom parts                                                                  12,175             11,867
                                                                               --------           --------
                                                                               $184,025           $210,207
                                                                               ========           ========

Finished goods at December 31, 2003 and 2002, include $3,112,000 and $2,705,000, respectively, of customer-obligated inventory.

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at December 31, 2003 and 2002, consist of the following (in thousands):

                                                                                 2003               2002
                                                                                 ----               ----
Land                                                                           $  8,735           $  5,358
Land and leasehold improvements                                                  10,643              5,532
Buildings                                                                        61,292             64,047
Machinery and equipment                                                         234,782            197,585
Computer software                                                                21,070             19,393
Furniture and fixtures                                                            4,243              4,741
                                                                               --------           --------
                                                                                340,765            296,656
Accumulated depreciation                                                       (151,331)          (117,412)
                                                                               --------           --------
                                                                               $189,434           $179,244
                                                                               ========           ========

Property, plant and equipment held in use by the Company are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable.

6. GOODWILL AND OTHER ACQUIRED INTANGIBLES

The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," during 2002. Prior to adopting SFAS No. 142, the Company did not have any goodwill. SFAS No. 142 requires that goodwill no longer be amortized, but tested for impairment at least annually. Intangible assets with finite lives are required to be amortized over their useful lives. The Company conducts a formal impairment test of goodwill on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.

A fair value approach is used to test goodwill for impairment. An impairment charge is recognized for the amount, if any, by which the carrying amount of goodwill exceeds its fair value. Fair value is established using discounted cash flows. When available and as appropriate, comparative market multiples are used to corroborate discounted cash flow results. The annual impairment test did not indicate an impairment of goodwill.

The following table presents the Company's goodwill by segment at December 31, 2003 and 2002 (in thousands):

                                                                ENERGY        INDUSTRIAL           TOTAL
                                                                ------        ----------           -----
Balance, December 31, 2001                                      $     -       $        -          $      -
Acquisitions and purchase accounting adjustments                 43,131           50,053            93,184
                                                                -------       ----------          --------
Balance, December 31, 2002                                       43,131           50,053            93,184
Acquisitions and purchase accounting adjustments                  7,198          (17,400)          (10,202)
                                                                -------       ----------          --------
Balance, December 31, 2003                                      $50,329       $   32,653          $ 82,982
                                                                =======       ==========          ========

Upon closing an acquisition, the Company estimates the fair values of assets and liabilities acquired and consolidates the information. It is often several quarters before the Company is able to finalize those initial fair value estimates. Accordingly, it is not uncommon for our initial estimates to subsequently be revised.

The following table presents the Company's intangible assets by class and the related accumulated amortization at December 31, 2003 (in thousands):

                                                                 GROSS
                                                               CARRYING    ACCUMULATED
                                                                AMOUNT     AMORTIZATION              NET
                                                                ------     ------------              ---
Unamortized intangible assets:

Trademarks/brand name                                          $ 26,800       $  -                 $26,800
                                                               --------       ----                 -------
Amortized intangible assets:

Software - 2-year useful life                                       400         80                     320
Patent - 9-year useful life                                         100          3                      97
Customer relationships - 17-year  useful life                     5,900         90                   5,810
Customer relationships - 26-year  useful life                     2,300         23                   2,277
                                                               --------       ----                 -------
Total intangible assets                                           8,700        196                   8,504
                                                               --------       ----                 -------
                                                               $ 35,500       $196                 $35,304
                                                               ========       ====                 =======

Prior to 2003, the Company did not have amortizable intangible assets other than deferred debt offering costs. Based on the carrying amount of the intangibles as of December 31, 2003, future amortization for the years ended December 31, 2004, 2005, 2006, 2007 and 2008, is estimated to be $782,000, $462,000, $462,000,
$462,000 and $462,000, respectively.

7. LONG-TERM DEBT AND REVOLVING CREDIT FACILITIES

Long-term debt, including the Company's long-term revolving credit facility, at December 31, 2003 and 2002, consists of the following (in thousands):

                                                                                       2003          2002
                                                                                       ----          ----
Capital lease obligation, secured by property and plant (net book value
   $5,656 at December 31, 2003); payable in monthly installments (including
   interest at 8.0%) of $59; final payment due on August 1, 2007                     $  2,261      $  2,772

Capital lease obligation, secured by property and plant (net book value $8,907 at December 31, 2003); interest of 7.5% payable monthly; payable in monthly principal installments of approximately $20 (plus interest) commencing on
   March 1, 1996; gradually increasing to $31 by year seven
   and increasing to $240 in year eight; final payment due on February 1,
   2004                                                                                   481         2,947

Senior revolving credit facility, secured by certain accounts receivable, inventories and property, plant and equipment; due on March 31, 2006;
   interest payable monthly (3.9% at December 31, 2003) at either U.S. or
   Canadian prime, Bankers' Acceptance rates plus stamping fees, or the LIBOR rate, adjusted by an interest margin, depending upon excess
   availability                                                                        50,213       132,927

Convertible senior subordinated notes, unsecured; due June 15, 2033;
   interest payable semi-annually at 4.0%                                             120,000             -

Note payable, secured by property and plant (net book value $2,263 at
   December 31, 2003); due on May 1, 2006 with an option to pre-pay $2,500 on
   March 1, 2004 and $2,500 on March 1, 2005; interest payable quarterly
   at 11.0%; final payment due on May 1, 2006                                           5,000             -
                                                                                     --------      --------
                                                                                      177,955       138,646
Current maturities                                                                     (3,533)       (2,977)
                                                                                     --------      --------
                                                                                     $174,422      $135,669
                                                                                     ========      ========

Senior Credit Facility

The Company has a senior credit facility providing for a $185,000,000 revolving line of credit. In addition, the Company has letters of credit outstanding under this agreement of $1,788,000 at December 31, 2003. Interest is payable monthly at the LIBOR rate adjusted by an interest margin, depending upon certain financial measurements. Under the senior credit facility, the Company can borrow an amount based on a percentage of eligible accounts receivable, eligible inventory and property, plant and equipment, reduced by outstanding letters of credit. The additional available borrowings under the senior credit facility were approximately $133,000,000 as of December 31, 2003. The senior credit facility includes restrictive covenants relating to maintaining a minimum fixed charge coverage ratio if availability falls below $30,000,000. Also, if availability falls below $50,000,000, the debt will be classified as current. The senior credit facility also limits capital expenditures to $30,000,000 per year and limits the Company's ability to pay dividends, create liens, sell assets or enter into transactions with affiliates without the consent of the lenders.

Convertible Senior Subordinated Notes

In June 2003, the Company issued $120,000,000 of Convertible Notes due June 15, 2033. The Company pays interest semi-annually on the Convertible Notes at the rate of 4.0% per annum. Beginning with the six-month interest period commencing on June 15, 2008, the Company will pay contingent interest during a six-month interest period if the average trading price of the Convertible Notes equals or exceeds 130.0% of the principal amount of the Convertible Notes during a specified period prior to such six-month interest period. The embedded derivative related to this contingent interest feature is required to be valued separately from the Convertible Notes. However, the fair value of this derivative is not material at December 31, 2003.

The Convertible Notes are general unsecured obligations of the Company and are subordinated to the Company's senior indebtedness. Also, the Convertible Notes are convertible under certain limited circumstances into shares of the Company's common stock at an initial conversion rate of 34.2583 shares of the Company's common stock per $1,000 principal amount of the Convertible Notes, representing a conversion price of $29.19 per common share.

The Company has the right to redeem the Convertible Notes after June 15, 2008 at a redemption price equal to par plus accrued interest, if any. Prior to June 15, 2011, the Company may redeem the Convertible Notes only if the closing price of the Company's common stock has exceeded 130.0% of the conversion price then in effect over 20 trading days out of a period of 30 consecutive trading days. After June 15, 2011, the Company may redeem the Convertible Notes at any time. Holders of the Convertible Notes have the right to require the Company to repurchase all or some of their Convertible Notes on June 15, 2011, 2013, 2018, 2023 and 2028, at a price equal to par plus accrued interest, if any, payable in cash. Holders of the Convertible Notes also have the right to require the Company to purchase all or some of their Convertible Notes at a price equal to par plus accrued interest, if any, if certain change of control events occur prior to June 15, 2011.

Capital Leases

The present value of future minimum lease payments under the capital lease obligations as of December 31, 2003 is as follows (in thousands):

                                                                                          PRESENT VALUE OF
                                                TOTAL MINIMUM                              MINIMUM LEASE
                                                LEASE PAYMENTS           INTEREST             PAYMENTS
                                                --------------           --------             --------
2004                                               $1,199                  $165                $1,034
2005                                                  714                   115                   599
2006                                                  712                    65                   647
2007                                                  476                    14                   462
                                                   ------                  ----                ------
                                                   $3,101                  $359                $2,742
                                                   ======                  ====                ======

Property, plant and equipment at December 31, 2003 and 2002, include $19,653,000 under leases that have been capitalized. Accumulated depreciation for these assets was $5,090,000 and $4,556,000 at December 31, 2003 and 2002,
respectively.

Debt Issuance Costs

Senior credit facility issuance costs at December 31, 2003 and 2002, were $4,708,000 and $4,137,000 and are being amortized over the life of the facility.
Note issuance costs at December 31, 2003 were $4,059,000 and are being amortized over an eight-year period. These costs are classified as other assets on the December 31, 2003 and 2002, consolidated balance sheets. The Company's amortization expense (recorded as a component of net interest expense) related to these issuance costs for the years ended December 31, 2003, 2002 and 2001, was $1,665,000, $1,111,000 and $208,000, respectively.

The fair value of the Company's total debt is based on estimates using discounted cash flow analyses based on quoted market prices for similar issues. The estimated fair value of total debt at December 31, 2003 was $181,978,000.

8. DERIVATIVES, FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Derivative Instruments and Hedging Activities

Certain activities of the Company expose it to market risks, including the effects of changes in foreign currency exchange rates and interest rates. The financial exposures are monitored and managed by the Company as an integral part of its overall risk management program. The Company's risk management program seeks to reduce the potentially adverse effects that the volatility of the markets may have on its operating results.

The Company maintains an interest rate risk management strategy that may, from time to time, use derivative instruments to minimize significant, unanticipated earnings fluctuations caused by interest rate volatility.

The Company maintains a foreign currency risk management strategy that uses derivative instruments to protect its interests from unanticipated fluctuations in earnings and cash flows caused by volatility in currency exchange rates. The Company does not hold or issue financial instruments for trading purposes, nor does it hold or issue leveraged derivative instruments.

The Company generally uses cash flow hedging strategies to reduce the potentially adverse effects that market volatility may have on its operating results. Cash flow hedges are hedges of forecasted transactions or of the variability of cash flows to be received or paid related to a recognized asset or liability. The Company enters into foreign exchange forward contracts generally expiring within six months with the objective of converting U.S. denominated debt held by Prudential into its functional currency. These contracts are entered into to protect against the risk the eventual cash flows resulting from such transactions will be adversely affected by changes in exchange rates. The Company also uses interest rate swaps to convert a portion of its variable rate revolving credit facility to fixed rates which generally expire in thirteen months.

Accounting for Derivatives and Hedging Activities

The Company formally documents at inception all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedged items. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of the hedged items. Changes in the fair value of a derivative that is highly effective as, and that is designated and qualifies as, a cash flow hedge are recorded in other comprehensive earnings, until the underlying transactions occur. When it is determined a derivative is not highly effective as a hedge or it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

The following table summarizes the notional transaction amounts and fair values for the Company's outstanding derivatives, by risk category and instrument type, at December 31, 2003.

                                    NOTIONAL        FAIR VALUE
QUALIFYING CASH FLOW HEDGES          AMOUNT      ASSET/(LIABILITY)                    DESCRIPTION
---------------------------          ------      -----------------                    -----------
Interest rate swaps                  $50,000          $  (428)        Effectively converts the interest rate on an equivalent
(floating to fixed rate swaps)                                        amount of variable rate borrowings to a fixed rate

Foreign currency hedges              $30,000          $(2,686)        Effectively hedges the variability in forecasted cash flows
(floating to fixed exchange rates)                                    due to the foreign currency risk associated with the
                                                                      settlement of nonfunctional currency denominated debt

As of December 31, 2003, $254,000 of deferred net losses on derivative instruments were accumulated in other comprehensive income (loss), the majority of which is expected to be reclassified to earnings during the next twelve months. The ineffective portion of these hedges was immaterial as of December 31, 2003 and the Company expects the hedge to remain highly effective.

Concentration of Credit Risk

By using derivative financial instruments to hedge exposures to changes in exchange rates and interest rates, the Company exposes itself to credit risk. The Company manages exposure to counterparty credit risk by only entering into derivative financial instruments with highly rated institutions that can be expected to fully perform under the terms of the agreement.

Nonderivative Financial Instruments

Nonderivative financial instruments included in the balance sheet are cash and cash equivalents, accounts receivable, notes receivable, accounts payable and long-term debt. The carrying value of amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable and accounts payable approximates fair value. Management's estimate of the fair value of the long-term notes receivable is in Note 3 and the long-term debt obligations are described in Note 7 to the consolidated financial statements.

9. RESTRUCTURING CHARGES

During December 2001, the Company announced its plans to exit its Longview, Washington, facility and move the operations to one of its existing buildings in Hickman, Arkansas. As a result, all 124 employees at the facility were terminated as of December 31, 2002. Restructuring costs of $584,000, $1,186,000 and $8,061,000, respectively, were recorded in the 2003, 2002 and 2001 consolidated statements of income and included the following items (in thousands):

                                                                           2003         2002          2001
                                                                           ----         ----          ----
Noncash costs:
Write-down of property, plant and equipment to fair value                  $150        $  861        $6,476
Cash costs:
Employee severance cost                                                     150             -           581
Adjustment to the original estimate                                           -          (356)            -
Other                                                                       284           681         1,004
                                                                           ----        ------        ------
                                                                            434           325         1,585
                                                                           ----        ------        ------
Total restructuring costs                                                  $584        $1,186        $8,061
                                                                           ====        ======        ======

Following is a summary of the accrued restructuring liabilities and activity through December 31, 2003 (in thousands):

                                                                EMPLOYEE
                                                                SEVERANCE         OTHER             TOTAL
                                                                ---------         -----             -----
Balance, December 31, 2001                                      $     581        $ 1,004           $ 1,585
  Additional costs                                                      -            681               681
  Cash payments                                                      (239)        (1,191)           (1,430)
  Adjustment to original estimate                                    (342)           (14)             (356)
                                                                ---------        -------           -------
Balance, December 31, 2002                                              -            480               480
  Additional costs                                                    150            284               434
  Cash payments                                                      (150)          (480)             (630)
                                                                ---------        -------           -------
Balance, December 31, 2003                                      $       -        $   284           $   284
                                                                =========        =======           =======

         Future cash outlays expected in 2004 relating to the Company's exit from the Longview, Washington, facility are anticipated to be comprised of the remaining $284,000 cash costs shown above. These cash outlays are ultimately expected to be funded through the future sale of the Longview, Washington, land and building. The Company has a firm contract on the sale of this property in the amount of $5,850,000 and expects to close the transaction during the first half of 2004.

10. INCOME TAXES

The jurisdictional components of income from continuing operations before income taxes for the years ended December 31, 2003, 2002 and 2001, are as follows (in thousands):

                                                                2003             2002               2001
                                                                ----             ----               ----
Domestic                                                      $ 7,576          $ (8,161)           $24,556
Foreign                                                        28,129            14,324             35,910
                                                              -------          --------            -------
                                                              $35,705          $  6,163            $60,466
                                                              =======          ========            =======

The components of the provision (benefit) for income taxes for the years ended December 31, 2003, 2002 and 2001, are as follows (in thousands):

                                                                2003             2002               2001
                                                                ----             ----               ----
Current:
  Federal                                                     $   514          $    878            $ 8,107
  State                                                            12               (89)               264
  Foreign                                                       8,477             7,617             14,234
                                                              -------          --------            -------
                                                                9,003             8,406             22,605
                                                              -------          --------            -------
Deferred:
  Domestic                                                      2,388            (2,686)             1,254
  Foreign                                                       1,357            (2,443)            (2,631)
                                                              -------          --------            -------
                                                                3,745            (5,129)            (1,377)
                                                              -------          --------            -------
                                                              $12,748          $  3,277            $21,228
                                                              =======          ========            =======

The difference between the effective income tax rate and the U.S. federal income tax rate for the years ended December 31, 2003, 2002 and 2001, is as follows (in thousands):

                                                                2003             2002               2001
                                                                ----             ----               ----
Provision at U.S. statutory tax rate                          $12,497          $  2,157            $21,163
State and local taxes, net of federal tax benefit                  86               (89)               280
Taxes on foreign income in excess of (less than)
  U.S. statutory rate                                             (89)              160                 41
Taxes on foreign dividends                                          -             1,776                525
Valuation allowances                                               53            (1,001)            (1,376)
Permanent items                                                   129              (426)              (449)
Other                                                              72               700              1,044
                                                              -------          --------            -------
                                                              $12,748          $  3,277            $21,228
                                                              =======          ========            =======

Temporary differences which give rise to deferred tax assets and liabilities at December 31, 2003 and 2002, are as follows (in thousands):

                                                                                 2003               2002
                                                                                 ----               ----
Deferred tax assets:
  Various accrued liabilities and reserves                                     $  2,669            $ 7,277
  Net operating loss                                                              3,298              2,406
  Alternative minimum tax carryforwards                                           5,282              5,452
  Foreign tax credit carryforwards                                               12,362             11,342
  Pension plans                                                                     675                331
  Asset valuations                                                                1,335              1,544
  Valuation allowances:
    Foreign tax credit carryforwards                                             (6,877)            (8,349)
    Net operating loss carryforwards                                                (53)                 -
                                                                               --------            -------
          Total deferred tax assets                                              18,691             20,003
Deferred tax liabilities:
  Depreciation                                                                   19,157             15,380
                                                                               --------            -------
            Net deferred tax assets (liabilities)                              $   (466)           $ 4,623
                                                                               ========            =======

The Company had alternative minimum tax credit carryforwards of $5,282,000 available for income tax purposes at December 31, 2003. These carryforwards do not expire.

At December 31, 2003, the Company had net operating loss carryforwards with a tax value of $3,298,000. Management's assessment is the character and nature of future taxable income will allow the Company to realize the full amount of the tax benefits of the net operating loss carryforwards before they expire between 2005 and 2023. In 2002, the Company reversed the $1,001,000 previously recorded valuation allowance against the net operating loss carryforwards.

At December 31, 2003, the Company had $12,362,000 of foreign tax credit carryforwards. The Company recorded a valuation allowance of $6,877,000 against these foreign tax credit carryforwards after reassessing the amount that is more likely than not to be realized in the future. Income tax expense provided on undistributed foreign earnings is fully offset by foreign tax credits associated with these earnings. At December 31, 2002, the Company had $11,342,000 of foreign tax credits with an $8,349,000 valuation allowance.

11. DEFINED CONTRIBUTION PLANS

The Company sponsors four defined contribution 401(k) plans that are available to all U.S. employees. The plans may be amended or terminated at any time by the Board of Directors. The Company has provided matching contributions to the plans for the years ended December 31, 2003, 2002 and 2001, of $1,701,000, $927,000
and $878,000, respectively.

The Company also sponsors two deferred compensation plans covering certain officers and key employees. One plan provides for discretionary contributions based solely upon the Company's profitability and the individuals' gross wages. The other plan provides for fixed contributions for certain officers of the Company. The Company contribution to these plans for the years ended December 31, 2003, 2002 and 2001, was $467,000, $151,000 and $45,000, respectively.

12. DEFINED BENEFIT PLANS

Prudential sponsors two pension plans (Hourly Plan and Salary Plan) and a postretirement benefit plan for substantially all of its Canadian employees and a supplemental executive retirement plan (SERP) for certain former key Prudential executives. A reconciliation of changes in the plans' benefit obligations, fair value of assets and statement of funded status for the years ended December 31, 2003 and 2002, is as follows (in thousands):

                                                             PENSION BENEFITS            POSTRETIREMENT
                                                                 AND SERP                 BENEFIT PLAN
                                                         -----------------------     ----------------------
                                                           2003           2002         2003          2002
                                                           ----           ----         ----          ----
Change in benefit obligation:
  Benefit obligation at beginning of year                $ 32,390       $ 29,375     $  1,441      $  1,312
  Service cost                                              1,507          1,048           59            45
  Interest cost                                             2,534          1,963          117            88
  Plan amendments                                               -            741            -             -
  Actuarial loss                                              213             70            -            27
  Benefits paid                                            (1,215)        (1,048)         (55)          (42)
  Foreign currency translation change                       7,198            241          321            11
                                                         --------       --------     --------      --------
  Benefit obligation at end of year                      $ 42,627       $ 32,390     $  1,883      $  1,441
                                                         ========       ========     ========      ========
Change in fair value of plan assets:
  Fair value of plan assets at beginning of year         $ 26,478       $ 28,252     $      -      $      -
  Employer contributions                                    2,120            779            -             -
  Actual return on plan assets                              3,357         (1,737)           -             -
  Benefits paid                                            (1,215)        (1,048)           -             -
  Foreign currency translation change                       5,884            232            -             -
                                                         --------       --------     --------      --------
  Fair value of plan assets at end of year               $ 36,624       $ 26,478     $      -      $      -
                                                         ========       ========     ========      ========
Funded status:
  Underfunded status at end of year                      $ (6,003)      $ (5,912)    $ (1,883)     $ (1,441)
  Unrecognized actuarial loss                               9,265          8,867          504           224
  Unrecognized transition asset                            (5,557)        (5,064)         267           452
  Unrecognized prior service cost                           2,356          2,125            -            --
                                                         --------       --------     --------      --------
  Prepaid (accrued) benefit cost                         $     61       $     16     $ (1,112)     $   (765)
                                                         ========       ========     ========      ========
Amounts recognized in the balance sheets:
  Prepaid benefit costs                                  $  1,962       $  1,640     $      -      $     --
  Accrued benefit liability                                (5,935)        (5,870)      (1,112)         (765)
  Intangible asset                                          2,022          1,677            -            --
  Additional minimum pension liability                      2,012          2,569            -            --
                                                         --------       --------     --------      --------
  Net amount recognized                                  $     61       $     16     $ (1,112)     $   (765)
                                                         ========       ========     ========      ========

                                                                PENSION BENEFITS           POSTRETIREMENT
                                                                    AND SERP                BENEFIT PLAN
                                                                    --------                ------------
Estimated future benefit payments are as follow at
  December 31, 2003 (in thousands):

2004                                                              $   1,806                   $   58
2005                                                                  1,919                       58
2006                                                                  2,164                       65
2007                                                                  2,254                       72
2008                                                                  2,456                       71
2009 through 2013                                                    14,638                      454
                                                                  ---------                   ------
                                                                  $  25,237                   $  778
                                                                  =========                   ======
Employer contributions expected for the year ended
  December 31, 2004 (in thousands):

Contributions required by funding regulations or laws             $   1,180                   $    -
Additional discretionary contributions                                  954                       55
                                                                  ---------                   ------
                                                                  $   2,134                   $   55
                                                                  =========                   ======

The Hourly Plan projected and accumulated benefit obligations of $18,822,000 were in excess of the fair value of plan assets of $15,650,000 at December 31, 2003. The SERP projected and accumulated benefit obligations of $2,971,000 and $2,411,000 at December 31, 2003 and 2002, respectively, are unfunded. The fair value of the Salary Plan assets was in excess of the projected and accumulated benefit obligations of $20,835,000 and $17,830,000, respectively, at December 31, 2003.

The provisions of SFAS No. 87, "Employers' Accounting for Pensions," require the recognition of an additional minimum liability and related intangible asset to the extent that accumulated benefits exceed plan assets. As of December 31, 2003, the Company recorded an adjustment to stockholders' equity of $2,012,000, which was required to reflect the Company's minimum liability.

Benefit costs consist of the following for the years ended December 31, 2003, 2002 and 2001 (in thousands):

                                         2003       2002       2001
                                       -----------------------------
Pension benefit costs:
Service cost                           $ 1,507    $ 1,048    $   909
Interest cost                            2,534      1,963      1,733
Expected return on plan assets          (2,256)    (1,985)    (2,154)
Amortization of prior service cost         242        131        130
Amortization of transition asset          (633)      (518)      (513)
Recognized net actuarial gain (loss)       685        197        (19)
                                       -------    -------    -------
                                       $ 2,079    $   836    $    86
                                       =======    =======    =======

                                     2003   2002   2001
                                     ------------------
Postretirement benefit plan costs:
Service cost                         $ 59   $ 45   $ 30
Interest cost                         117     88     69
Recognized net actuarial loss          57     46     41
                                     ----   ----   ----
                                     $233   $179   $140
                                     ====   ====   ====

The weighted average assumptions used in accounting for the Company's plans at December 31, 2003 and 2002, are as follows:

                                                          POSTRETIREMENT
                                     PENSION BENEFITS      BENEFIT PLAN
                                     -----------------------------------
                                      2003      2002      2003      2002
                                      ----------------------------------
Discount rate                         6.5%      6.5%      6.5%      6.5%
Expected return on plan assets        7.0%      7.0%        -         -
Rate of compensation increase         4.3%      4.3%        -         -

The pension plan's prior service costs are amortized on the straight-line basis over the average remaining service period of active participants. Gains and losses are amortized over the average remaining service period of active participants.

At December 31, 2003 and 2002, the pension plan assets were invested 58.0% and 60.0%, respectively, in equity securities and 42.0% and 40.0%, respectively, in debt securities. Target investment rates were 55.0% equity securities, 43.0% debt securities, and 2.0% short-term investments. The expected rate of return on equity securities is 8.8%, on debt securities is 5.0% and on short-term investments is 3.0%. The range on the contractual maturities for the debt securities is from current to April 22, 2043. The weighted average years of the contractual maturities for these debt securities are 4.0 years to 9.5 years depending on the fund involved.

Investment Strategy

The long-term investment objective is to secure the defined pension benefits while managing the variability and level of the Company's contributions. The portfolio is rebalanced periodically, as required, ensuring the maximum equity content is 60.0% at any time. Investments are managed by external managers, who report to a Pension Committee, and are restricted to those permitted by the Alberta Employee Pension Plan Act, the federal Pension Benefits Standards Act on investment-related issues, and the Income Tax Act and Regulations. Investments are made through pooled or segregated funds.

Determination of the Long-Term Rate of Return on Assets

To estimate the expected long-term rate of return on assets, the Company considered the current level of expected returns on the bond portion of the portfolio, the historical level of the risk premium associated with other asset classes in which the portfolio is invested and the expectation for future returns on each asset class. The expected return for each asset class was weighted based on the policy's asset mix to develop an expected long-term rate of return for the portfolio. The 7.0% assumption is consistent with this approach.

Measurement Date

The date used to determine pension benefits is December 31, 2003.

For post retirement benefit plan measurement purposes, a 5.3% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2004. The rate was assumed to decrease gradually each successive year until it reaches 4.5%.

Assumed health care cost trend rates have a significant effect on the amounts reported for a postretirement health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effect (in thousands):

                                                             1.0% INCREASE      1.0% DECREASE
                                                             -------------      -------------
Effect on total service and interest cost components              $ 35               $ 28
Effect on accumulated postretirement benefit obligations          $301               $245

13. SEGMENT INFORMATION

Reportable Segments

The following table sets forth data (in thousands) for the years ended December 31, 2003, 2002 and 2001, regarding the reportable industry segments of the Company. Identifiable assets are those used in the Company's operations in each segment.

                                   ENERGY    INDUSTRIAL
                                  PRODUCTS    PRODUCTS     CORPORATE    TOTAL
                                 ----------------------------------------------
YEAR  ENDED DECEMBER 31, 2003
Net sales                        $ 621,955   $ 262,362      $     -   $ 884,317
Income from operations              44,428         914            -      45,342
Identifiable assets                439,747     150,976       80,003     670,726
Goodwill and intangible assets      58,336      59,950            -     118,286
Depreciation and amortization       14,337       3,558        4,516      22,411
Capital expenditures                 7,278       6,438        7,186      20,902

YEAR ENDED DECEMBER 31, 2002
Net sales                        $ 375,097   $  77,816      $     -   $ 452,913
Income from operations              10,374         114            -      10,488
Identifiable assets                313,636     224,719       57,528     595,883
Goodwill and intangible assets      43,131      50,053            -      93,184
Depreciation and amortization       10,123       5,591        4,240      19,954
Capital expenditures                15,260       3,806        3,743      22,809

YEAR ENDED DECEMBER 31, 2001
Net sales                        $ 465,089   $  79,844      $     -   $ 544,933
Income (loss) from operations       68,313      (4,757)           -      63,556
Identifiable assets                262,242      68,325       26,880     357,447
Depreciation and amortization       10,762       2,675        1,404      14,841
Capital expenditures                13,327       6,777        5,680      25,784

The corporate information in the above table is not considered a segment; however, it represents the corporate assets not identifiable to a reporting segment necessary for the day-to-day operations of the Company.

Geographic Information

                                                              OTHER
                                    U.S.        CANADA      COUNTRIES      TOTAL
                                  -----------------------------------------------
YEAR  ENDED DECEMBER 31, 2003
Net sales                         $567,075     $296,739     $ 20,503     $884,317
Long-lived assets                  286,589       21,131            -      307,720

YEAR ENDED DECEMBER 31, 2002
Net sales                         $281,676     $159,364     $ 11,873     $452,913
Long-lived assets                  253,277       18,628          523      272,428

YEAR ENDED DECEMBER 31, 2001
Net sales                         $331,998     $211,764     $  1,171     $544,933
Long-lived assets                  129,272       28,989            -      158,261

Net sales are attributable to the country based on where the product is to be delivered. Long-lived assets represents net property, plant and equipment, goodwill and net other acquired intangibles.

Prudential's facility located in Calgary, Alberta, operates under a collective bargaining agreement that covers approximately 78.0% of all Prudential employees. The collective bargaining agreement expires on December 31, 2006.

Facilities acquired as part of the assets and certain liabilities of Republic Conduit, which are located in Elyria, Ohio; Ferndale, Michigan; and Counce, Tennessee, operate under several collective bargaining agreements. Collective bargaining agreements cover approximately 49.0% of all Republic Conduit employees. The collective bargaining agreements expire on November 15, 2005.

14. OPERATING LEASES

The Company rents office facilities and equipment under various operating leases. Future minimum payments under noncancelable operating leases with initial or remaining terms in excess of one year are as follows at December 31, 2003 (in thousands):

2004                               $ 3,288
2005                                 2,964
2006                                 2,352
2007                                 2,486
2008                                 2,341
Thereafter                             500
                                   -------
                                   $13,931
                                   =======

Rent expense for all operating leases was $3,989,000, $4,103,000 and $4,356,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

15. CONTINGENCIES

Various claims, incidental to the ordinary course of business, are pending against the Company. In the opinion of management, after consultations with legal counsel, resolution of these matters is not expected to have a material effect on the accompanying financial statements.

16. STOCK OPTION PLANS

The Company sponsors two employee stock option plans (the "1990 Plan" and the "1994 Plan") allowing for incentive stock options and non-qualified stock options. In addition, the Company sponsors two stock option plans for eligible directors (the "1994 Director Plan" and the "1999 Director Plan") allowing for non-qualified stock options. Lastly, the Company sponsors a combined employee and director stock option plan (the "Prudential Plan") allowing for incentive stock options and non-qualified stock options. These plans have been approved by the stockholders of the Company and no options have been granted by the Company outside of these plans. The 1990 Plan, 1994 Plan, 1994 Director Plan, 1999 Director Plan and Prudential Plan provide that 340,000, 1,500,000, 200,000, 300,000 and 650,187 shares, respectively, may be issued under the plans at an option price not less than the fair market value of the stock at the time the option is granted. The 1990 Plan, 1994 Director Plan and Prudential Plan expired on December 2000, November 1999 and September 2000, respectively, and thus, no further options are available for future grants within these plans. The 1994 Plan and the 1999 Director Plan expire in November 2004. The options vest pursuant to the schedule set forth for each plan. In general, the options issued under the 1994 and 1999 Director Plans vest six months from the date of grant and the options issued under the 1990 Plan, 1994 Plan and Prudential Plan vest ratably over periods ranging from one year to five years. At December 31, 2003 and 2002, 116,168 and 278,418 shares were available for grant under all of the option plans.

The Company grants stock options for a fixed number of shares to directors and employees with an exercise price equal to the fair value of the shares at the time of the grant. Accordingly, the Company has not recognized compensation expense for its stock option grants. The fair value of the options granted for the years ended December 31, 2003, 2002 and 2001, was determined to be $1,457,000, $2,779,000 and $1,474,000, respectively.

For the purposes of the pro forma disclosures in Note 1, the estimated fair value of the options is recognized as compensation expense over the options' vesting period. The fair value of the options granted was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for the years ended December 31, 2003, 2002 and 2001, respectively: risk-free interest rate of 2.97%, 3.82% and 4.90%; no dividend payments expected; volatility factors of the expected market price of the Company's common stock of 0.633, 0.656 and 0.678; and a weighted average expected life of the options of 3.7 years, 3.9 years and 8.3 years.

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

The following table summarizes option activity and related information for the years ended December 31, 2003, 2002 and 2001:

                                                                        WEIGHTED      WEIGHTED
                                                  SHARES UNDER          AVERAGE        AVERAGE
                                                     OPTION          EXERCISE PRICE  FAIR VALUE
                                                  ------------       --------------  ----------
Options outstanding at December 31, 2000           1,518,437           $    9.61
Options exercised                                   (300,724)               8.21
Options forfeited                                    (55,750)              15.40
Options granted                                      100,000               24.40       $14.74
                                                   ---------           ---------       ------

Options outstanding at December 31, 2001           1,261,963               10.98
Options exercised                                   (180,940)               6.11
Options forfeited                                    (55,650)              20.41
Options granted                                      410,000               13.28       $ 6.78
                                                   ---------           ---------       ------

Options outstanding at December 31, 2002           1,435,373               11.89
Options exercised                                   (325,010)               7.02
Options forfeited                                   (106,326)              20.41
Options granted                                      185,000               16.39       $ 7.88
                                                   ---------           ---------       ------

Options outstanding at December 31, 2003           1,189,037           $   13.18
                                                   =========           =========

The following table summarizes information about fixed stock options outstanding at December 31, 2003:

                                    OPTIONS OUTSTANDING                            OPTIONS EXERCISABLE
                      --------------------------------------------------
                                   WEIGHTED AVERAGE          WEIGHTED                          WEIGHTED
    RANGE OF                           REMAINING             AVERAGE                           AVERAGE
 EXERCISE PRICE        OPTIONS     CONTRACTUAL LIFE       EXERCISE PRICE      OPTIONS       EXERCISE PRICE
----------------------------------------------------------------------------------------------------------
$4.75  - $5.18           39,273          1.5 years            $ 4.92          39,273            $ 4.92
$6.80  - $7.13          242,963          4.9 years            $ 7.07         242,963            $ 7.07
$10.37 - $15.95         665,651          8.3 years            $13.46         307,316            $13.26
$17.30 - $24.40         241,150          3.5 years            $19.90         327,037            $16.48
---------------       ---------          ---------            ------         -------            ------
$4.75 - $24.40        1,189,037          6.4 years            $13.18         916,589            $12.41
===============       =========          =========            ======         =======            ======

17. CAPITAL STOCK

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

18. STOCKHOLDER RIGHTS PLAN

In July 1998, the Company's Board of Directors adopted a common stockholder rights plan pursuant to which the Company declared a dividend distribution of one preferred stock purchase right (the "Right") for each outstanding share of common stock of the Company (other than shares held in the Company's treasury). As of September 22, 2000, the Company undertook to distribute at the Separation Time (as defined below) to the then record holders of exchangeable shares one Right for each exchangeable share then held of record. The Right becomes exercisable the day a public announcement is made that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 20.0% or more of the outstanding shares of common stock, or the tenth day following the commencement of a tender offer or exchange offer that would result in a person or a group becoming the beneficial owners of 20% or more of such outstanding share of common stock (each, the "Separation Time"). After such Right becomes exercisable and upon a "flip-in event" (as such item is defined in the plan), each Right entitles the holder to purchase $100 worth of the Company's common stock or preferred stock, as the case may be, for $50. A "flip-in event" will occur under our stockholder rights plan when a person becomes an acquiring person otherwise than through a "permitted offer," as described in our stockholder rights plan. Our stockholder rights plan defines "permitted offer" to mean a tender or exchange offer for all outstanding shares of common stock at a price and on terms that a majority of the independent members of our Board of Directors determines to be adequate and otherwise in our best interests and the best interests of our stockholders. Until a Right is exercised or exchanged, the holder thereof will have no rights as a stockholder of the Company, including, without limitation, the right to receive dividends. The Right is subject to redemption by the Company's Board of Directors for $0.01 per Right at any time prior to the date which a person or group acquires beneficial ownership of 20.0% or more of the Company's common stock or subsequent thereto at the option of the Board of Directors. The Rights expire July 23, 2008.

19. QUARTERLY FINANCIAL DATA (UNAUDITED)

The results of operations by quarter for calendar years ended December 31, 2003 and 2002, were as follows (in thousands):

QUARTER ENDED                               MARCH 31,         JUNE 30,            SEPTEMBER 30,             DECEMBER 31,
                                              2003              2003                   2003                     2003
                                            ---------------------------------------------------------------------------------
Net sales                                   $219,438          $194,925               $226,753                 $243,201
Gross profit                                  14,909            15,646                 29,765                   40,644
Net income                                       242             1,063                  8,677   (1)             12,975  (1,2)
Basic earnings per share                        0.01              0.03                   0.21                     0.31
Diluted earnings per share                      0.01              0.03                   0.21                     0.31

QUARTER ENDED                               MARCH 31,         JUNE 30,            SEPTEMBER 30,              DECEMBER 31,
                                              2002              2002                  2002                      2002
                                            ----------------------------------------------------------------------------------
Net sales                                   $103,923          $106,454               $117,696                 $124,840
Gross profit                                  11,627            12,227                 11,056                    8,087
Income (loss) from continuing
operations                                     1,839  (2)          980                    636   (2)               (569)  (1,2)
Net income (loss)                              2,357               980                    636                     (569)
Basic earnings (loss) per share from
 continuing operations                          0.06              0.03                   0.02                    (0.01)
Basic earnings (loss) per share                 0.07              0.03                   0.02                    (0.01)
Diluted earnings (loss) per share
from continuing operations                      0.05              0.03                   0.02                    (0.01)
Diluted earnings (loss) per share               0.07              0.03                   0.02                    (0.01)

(1) During the third and fourth quarters of 2003 and 2002, the Company accrued $1,104,000 and $2,709,000, respectively, as a recovery for the trade case outstanding with the Department of Commerce. These payments were made to several steel and metals companies under The Continued Dumping and Subsidy Offset Act of 2000. These payments were made to cover certain expenses, including investment in manufacturing facilities and the acquisition of technology incurred after the imposition of anti-dumping and anti-subsidy measures.

(2) During the quarter ended December 31, 2001, the Company recorded a restructuring charge for the write-down of property and equipment and accrual of other cash obligations of $8,061,000 ($5,573,000 net of tax) resulting from the planned closing of the Longview facility and the relocation of most of the facility's production equipment to Hickman, Arkansas. During the quarters ended March 31, 2002, December 31, 2002 and December 31, 2003, the Company incurred additional costs related to the closing of the facility of $681,000 ($436,000 net of tax), $861,000 ($551,000 net of tax) and $584,000 ($373,000 net of tax), respectively. During the quarters ended March 31, 2002 and September 30, 2002, the Company reversed $312,000 and $44,000, respectively, of the initial accrual primarily as a result of a decision to retain certain employees.

Officers and Board of Directors

           Officers                                            Board of Directors
           --------                                            ------------------
GREGG EISENBERG                                         GREGG EISENBERG
Chairman of the Board,                                  Chairman of the Board,
President and                                           President and
Chief Executive Officer                                 Chief Executive Officer

James A. Cowan                                          C. ROBERT BUNCH
Executive Vice President                                (President and Chief Operating
and Chief Operating Officer                             Officer of Input/Output Inc.)

Pamela G. Boone                                         David H. Kennedy
Vice President-                                         Independent energy consultant
Finance and Administration,                             and Director of Carbon Energy
Treasurer, Secretary and                                Corporation and RBC Capital
Chief Financial Officer                                 Partners Energy Fund

T. Scott Evans                                          Paul G. McDermott
Senior Vice President-                                  Managing Partner of Cadent
Sales and Marketing                                     Energy Partners, LLC and
                                                        Director of Resolute Energy, Inc.

SUDHAKAR KANTHAMNENI
Senior Vice President-                                  WAYNE P. MANG
Manufacturing and Technology                            Non-Executive Chairman and
                                                        Director of Wainbee Holdings Ltd.

RICHARD W. PRECKEL
Vice President-                                         C. ADAMS MOORE
Strategic Services                                      Independent consultant in steel
                                                        distribution and fabrication,
                                                        Director of Fisher Tank Company

                                                        J. DONALD WILSON*
                                                        Vice President and Director of
                                                        Calgary Exhibition and Stampede

* Mr. Wilson, who will retire in May 2004, will not stand for reelection as director. Management and the Board of Directors want to express our heartfelt thanks to Mr. Wilson for his three years of service on Maverick's Board and his sixteen years of service on Prudential's Board and wish him the best of luck in the future. Mr. Wilson was instrumental in Prudential's growth.

HISTORICAL FINANCIAL INFORMATION

The selected financial data for the Company set forth below for the years ended December 31, 2003, 2002, 2001 and 2000, for the three months ended December 31, 1999, and for the year ended September 30, 1999, should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein.

                                                                                                          THREE
                                                                                                          MONTHS         YEAR
                                                                                                          ENDED          ENDED
     (in thousands, except per share data)                       YEAR ENDED DECEMBER 31,               DECEMBER 31,  SEPTEMBER 30,
                                                       2003         2002         2001         2000         1999          1999
                                                    ------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:

Net sales                                           $ 884,317    $ 452,913    $ 544,933    $ 562,023    $ 129,766      $ 317,121
Cost of goods sold                                    783,353      409,916      441,843      488,397      118,060        298,379
                                                    ---------    ---------    ---------    ---------    ---------      ---------
Gross profit                                          100,964       42,997      103,090       73,626       11,706         18,742
Selling, general and administrative                    56,142       34,032     (1)30,372      25,466        7,104         22,036
Restructuring charges                                 (2) 584     (2)1,186     (2)8,061            -            -              -
Trade case relief                                      (1,104)      (2,709)           -            -            -              -
Start-up costs                                              -            -     (3)1,101      (3) 267            -        (3) 283
                                                    ---------    ---------    ---------    ---------    ---------      ---------
Income (loss) from operations                          45,342       10,488       63,556       47,893        4,602         (3,577)
Transaction costs                                           -            -            -    (4)11,253            -              -
Interest expense                                        9,637        4,325        3,090        3,177          256          1,868
                                                    ---------    ---------    ---------    ---------    ---------      ---------
Income (loss) from continuing operations before
 income taxes                                          35,705        6,163       60,466       33,463        4,346         (5,445)
Provision (benefit) for income taxes                   12,748        3,277       21,228       14,736        2,112           (348)
                                                    ---------    ---------    ---------    ---------    ---------      ---------
Income (loss) from continuing operations               22,957        2,886       39,238       18,727        2,234         (5,097)
(Loss) from operations of discontinued DOM
 facility, less applicable income tax benefit (5)           -            -         (957)      (2,162)        (687)        (2,237)
Gain (loss) on disposal of DOM facility (5)                 -          518      (10,240)           -            -              -
                                                    ---------    ---------    ---------    ---------    ---------      ---------
Net income (loss)                                   $  22,957    $   3,404    $  28,041    $  16,565    $   1,547      $  (7,334)
                                                    =========    =========    =========    =========    =========      =========

Diluted earnings (loss) per share from
 continuing operations                              $    0.55    $    0.08    $    1.15    $    0.54    $    0.07      $   (0.16)
                                                    =========    =========    =========    =========    =========      =========
Diluted earnings (loss) per share                   $    0.55    $    0.09    $    0.82    $    0.48    $    0.05      $   (0.24)
                                                    =========    =========    =========    =========    =========      =========

Average shares deemed outstanding                      42,110       38,492       34,117       34,525       32,638         31,160
                                                    =========    =========    =========    =========    =========      =========

OTHER DATA:
Depreciation and amortization                       $  22,411    $  19,954    $  14,841    $  12,602    $   3,064      $  10,895
Capital expenditures                                   20,902       22,809       25,784       51,780       18,004         16,288

BALANCE SHEET DATA:
(End of period)
Working capital                                     $ 253,663    $ 201,195    $ 142,316    $ 118,828    $ 108,632      $  93,586
Total assets                                          670,726      595,883      357,447      390,818      323,255        289,241
Current maturities of long-term debt                    3,533        2,977          938          866          723            708
Short-term revolving credit facility                        -            -        3,219       20,766       10,067         10,067
Long-term revolving credit facility                    50,213      132,927       62,000       62,038       27,150         31,000
Other long-term debt (less current maturities)        124,209        2,742        5,991        6,929        7,300          7,518
Stockholders' equity                                  384,798      338,286      225,383      213,256      200,566        166,774

(1) Includes a charge of $1,500,000 in connection with an unsuccessful acquisition.

(2) The Company recorded a restructuring charge for the write-down of property and equipment and accrual of other cash obligations of $584,000, $1,186,000 and $8,061,000 for the years ended December 31, 2003, 2002 and 2001, respectively, resulting from the closing of the Longview facility and the relocation of most of that facility's production equipment to Hickman, Arkansas.

(3) Represents the operating loss of the Company's large diameter pipe and tubing facility, which began operations in October 2000 and the Longview facility, which began operations in December 1998.

(4) In connection with the Prudential combination, the Company recorded transaction costs of $11,253,000 for the year ended December 31, 2000. Transaction costs include investment banking, legal, accounting, printing, severance pay and other costs directly related to the combination.

(5)  The Company decided to discontinue its DOM business during 2001.

STOCKHOLDER INFORMATION

Market for Our Common Equity and Related Stockholder Matters

Principal Market

Our common stock, par value $0.01 per share, is traded on the New York Stock Exchange under the symbol "MVK." Our exchangeable shares are traded on The Toronto Stock Exchange under the symbol "MAV."

Stock Price and Dividend Information

The high and low closing sales prices of our common stock during the first, second, third and fourth quarters for the years ended December 31, 2003 and 2002, respectively, were as follows:

                                                2003                                       2002
                                                ----                                       ----
Quarter                              High                   Low                  High                 Low
----------------------------------------------------------------------------------------------------------
First                               $18.71                $12.17                $16.32              $10.97
Second                              $21.53                $16.88                $19.15              $13.25
Third                               $19.36                $14.29                $14.45              $ 8.87
Fourth                              $20.99                $15.76                $13.87              $ 8.37

The high and low closing sales prices on The Toronto Stock Exchange of our exchangeable shares during the first, second, third and fourth quarters for the years ended December 31, 2003 and 2002, respectively, were as follows:

                                               2003                                       2002
                                               ----                                       ----
Quarter                              High                  Low                   High                Low
----------------------------------------------------------------------------------------------------------
First                              C$27.61               C$19.25               C$25.78             C$17.85
Second                             C$28.96               C$24.28               C$29.59             C$20.50
Third                              C$25.12               C$19.60               C$21.00             C$13.96
Fourth                             C$28.30               C$20.50               C$21.65             C$13.50

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

Approximate Number of Holders of Common Stock

There were 120 holders of record of our common stock as of December 31, 2003. There were 9 holders of record of our exchangeable shares as of December 31, 2003.

Stockholder Information

Corporate Headquarters
16401 Swingley Ridge Road
Seventh Floor
Chesterfield, Missouri 63017
(636) 733-1600

Independent Auditors
Ernst & Young LLP
The Plaza in Clayton
Suite 1300
190 Carondelet Plaza
Clayton, Missouri 63105
(314) 290-1000

Legal Counsel
Gallop, Johnson & Neuman, LC
Interco Corporate Tower
101 South Hanley
St. Louis, Missouri 63105
(314) 615-6000

Transfer Agent and Registrar
(Common Stock)
Computershare Investor Services
2 North LaSalle Street
Chicago, Illinois 60602
(312) 588-4211

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